Annual Report

DECEMBER 31, 2004

Asset Strategy Portfolio

Balanced Portfolio

Bond Portfolio

Core Equity Portfolio

Dividend Income Portfolio

Growth Portfolio

High Income Portfolio

International Growth Portfolio

International Value Portfolio

Limited-Term Bond Portfolio

Micro Cap Growth Portfolio

Money Market Portfolio

Mortgage Securities Portfolio

Real Estate Securities Portfolio

Science and Technology Portfolio

Small Cap Growth Portfolio

Small Cap Value Portfolio

Value Portfolio



W&R
TARGET FUNDS
Waddell & Reed

CONTENTS

President's Letter

December 31, 2004



DEAR SHAREHOLDER:

Enclosed is our report on your Portfolio's operations for the 12 months ended December 31, 2004.

The 12-month period ended December 31, 2004 was positive for the financial markets and the economy, despite ongoing challenges related to turmoil in Iraq, the U.S. presidential election, rising energy prices and a decline in the value of the dollar. We exited the year on a strong note, with stocks ending higher for the 12-month period, as the S&P 500 rose 10.88 percent and the Dow Jones Industrial Average returned 5.35 percent. Smaller stocks did particularly well, as the Russell 2000 Index, comprised of small capitalization companies, rose 18.33 percent for the period. Bonds also fared well, although not quite as strong as stocks. The Lehman Brothers U.S. Credit Index returned 5.25 percent over the last 12 months.

Despite the aforementioned challenges, Gross Domestic Product (GDP) continued to rise. Year-over-year growth from the third quarter 2003 to the third quarter 2004 was approximately 4 percent. Current indications are that the fourth quarter 2004 saw a rise of between 3.0 and 3.5 percent. Corporate profits rose considerably better than the economy, increasing roughly 15 percent for the year.

The strengthening economy led to ongoing fears of accelerating inflation. To address this concern, the Federal Reserve moved to bring short-term interest rates to a less accommodative stance, enacting five small rate increases between June and mid-December. During the period, short-term rates rose from the historically low level of 1 percent up to 2.25 percent by year-end. The Fed has stated that it intends to continue considering "measured" rate increases over the next 12 months.

As we look toward 2005, we continue to feel that signs point to a favorable environment for stocks and the economy. We believe that the economy could see a real growth rate of around 3 percent for the year, with a nominal growth rate (after inflation) of 6 percent or more. History suggests that corporate profits tend to grow in line with growth in the economy, and stocks generally mirror the growth in profits. With that in mind, we look for a solid year for the equity markets. Generally, we believe that stocks remain somewhat undervalued.

Regardless of the time period or the short-term market influences, uncertainty remains a part of the investment environment. That is why we believe that adhering to the fundamental principles of investing is the best way to proceed. By investing regularly and diversifying your portfolio among different asset classes and investment styles, we believe that you are more likely to maximize the potential for meeting your financial goals.

Your financial advisor can help you with a more precise strategy for your individual situation, and work with you to develop and maintain a customized investment plan. We believe that focusing on your plan, despite the ongoing swings in the market, can be your key to a sound financial future.

Thank you for your partnership and your continued commitment to your investment program.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of W&R Target Funds, Inc. and are current only through the end of the period of the report as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Portfolio Expenses

As a shareholder of a Portfolio, you incur ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2004.

Actual Expenses

The first line in the following table provides information about actual investment values and actual expenses. You may use the information in this line, together with your initial investment in Portfolio shares, to estimate the expenses that you paid over the period. Simply divide the value of that investment by $1,000 (for example, a $7,500 initial investment divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your investment during this period. In addition, there are fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line of the following table provides information about hypothetical investment values and hypothetical expenses based on the Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Portfolio's actual return. The hypothetical investment values and expenses may not be used to estimate the actual investment value at the end of the period or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs as a shareholder of the Portfolio and do not reflect any fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held.

Asset Strategy Portfolio Expenses

For the Six Months Ended December 31, 2004	Beginning Investment Value 6-30-04	Ending Investment Value 12-31-04	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,135	1.04%	$5.59
Based on 5% Return[2]	$1,000	$1,020	1.04%	$5.29

Balanced Portfolio Expenses

For the Six Months Ended December 31, 2004	Beginning Investment Value 6-30-04	Ending Investment Value 12-31-04	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,062	1.00%	$5.22
Based on 5% Return[2]	$1,000	$1,020	1.00%	$5.11

Bond Portfolio Expenses

For the Six Months Ended December 31, 2004	Beginning Investment Value 6-30-04	Ending Investment Value 12-31-04	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,039	0.84%	$4.32
Based on 5% Return[2]	$1,000	$1,021	0.84%	$4.28

Core Equity Portfolio Expenses

For the Six Months Ended December 31, 2004	Beginning Investment Value 6-30-04	Ending Investment Value 12-31-04	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,087	1.00%	$5.26
Based on 5% Return[2]	$1,000	$1,020	1.00%	$5.09

Dividend Income Portfolio Expenses

For the Six Months Ended December 31, 2004	Beginning Investment Value 6-30-04	Ending Investment Value 12-31-04	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,091	1.34%	$7.05
Based on 5% Return[2]	$1,000	$1,018	1.34%	$6.80

Growth Portfolio Expenses

For the Six Months Ended December 31, 2004	Beginning Investment Value 6-30-04	Ending Investment Value 12-31-04	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,019	0.99%	$5.04
Based on 5% Return[2]	$1,000	$1,020	0.99%	$5.04

High Income Portfolio Expenses

For the Six Months Ended December 31, 2004	Beginning Investment Value 6-30-04	Ending Investment Value 12-31-04	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,082	0.94%	$4.94
Based on 5% Return[2]	$1,000	$1,020	0.94%	$4.80

International Growth Portfolio Expenses

For the Six Months Ended December 31, 2004	Beginning Investment Value 6-30-04	Ending Investment Value 12-31-04	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,117	1.20%	$6.39
Based on 5% Return[2]	$1,000	$1,019	1.20%	$6.10

International Value Portfolio Expenses

For the Six Months Ended December 31, 2004	Beginning Investment Value 6-30-04	Ending Investment Value 12-31-04	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,163	1.17%	$6.40
Based on 5% Return[2]	$1,000	$1,019	1.17%	$5.98

Limited-Term Bond Portfolio Expenses

For the Six Months Ended December 31, 2004	Beginning Investment Value 6-30-04	Ending Investment Value 12-31-04	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,017	0.84%	$4.27
Based on 5% Return[2]	$1,000	$1,021	0.84%	$4.27

Micro Cap Growth Portfolio Expenses

For the Six Months Ended December 31, 2004	Beginning Investment Value 6-30-04	Ending Investment Value 12-31-04	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,127	1.30%	$6.97
Based on 5% Return[2]	$1,000	$1,019	1.30%	$6.62

Money Market Portfolio Expenses

For the Six Months Ended December 31, 2004	Beginning Investment Value 6-30-04	Ending Investment Value 12-31-04	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,005	0.76%	$3.85
Based on 5% Return[2]	$1,000	$1,021	0.76%	$3.88

Mortgage Securities Portfolio Expenses

For the Six Months Ended December 31, 2004	Beginning Investment Value 6-30-04	Ending Investment Value 12-31-04	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,039	0.86%	$4.42
Based on 5% Return[2]	$1,000	$1,021	0.86%	$4.38

Real Estate Securities Portfolio Expenses

For the Six Months Ended December 31, 2004	Beginning Investment Value 6-30-04	Ending Investment Value 12-31-04	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,273	1.41%	$8.06
Based on 5% Return[2]	$1,000	$1,018	1.41%	$7.15

Science and Technology Portfolio Expenses

For the Six Months Ended December 31, 2004	Beginning Investment Value 6-30-04	Ending Investment Value 12-31-04	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,096	1.17%	$6.16
Based on 5% Return[2]	$1,000	$1,019	1.17%	$5.94

Small Cap Growth Portfolio Expenses

For the Six Months Ended December 31, 2004	Beginning Investment Value 6-30-04	Ending Investment Value 12-31-04	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,082	1.15%	$6.06
Based on 5% Return[2]	$1,000	$1,019	1.15%	$5.88

Small Cap Value Portfolio Expenses

For the Six Months Ended December 31, 2004	Beginning Investment Value 6-30-04	Ending Investment Value 12-31-04	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,078	1.21%	$6.35
Based on 5% Return[2]	$1,000	$1,019	1.21%	$6.17

Value Portfolio Expenses

For the Six Months Ended December 31, 2004	Beginning Investment Value 6-30-04	Ending Investment Value 12-31-04	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,094	1.01%	$5.34
Based on 5% Return[2]	$1,000	$1,020	1.01%	$5.15

*Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average investment value over the period, multiplied by 184 days in the six-month period ended December 31, 2004, and divided by 365.

(1) This section uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Investment Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2) This section uses a hypothetical 5% return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only.

Managers' Discussion of Asset Strategy Portfolio

December 31, 2004

 

An interview with Michael L. Avery and Daniel J. Vrabac, portfolio managers of W&R Target Funds, Inc. – Asset Strategy Portfolio

The following discussion, graphs and tables provide you with information regarding the Portfolio's performance for the fiscal year ended December 31, 2004. Please note that the Portfolio's performance data does not take into account any expenses or charges associated with owning a variable life or annuity policy invested in the W&R Target Funds, Inc.

How did the Portfolio perform during the last fiscal year?

The Portfolio did well, increasing 13.30 percent during the fiscal year and outperforming both its stock and its bond benchmark indexes. In comparison, the S&P 500 Index (reflecting the performance of securities that generally represent the stock market), increased 10.88 percent for the year, the Citigroup Broad Investment Grade Index (reflecting the performance of securities that generally represent the bond market), increased 4.48 percent, the Citigroup Short-Term Index for 1 Month Certificates of Deposit (reflecting the performance of securities that generally represent one-month certificates of deposit), increased 1.42 percent, and the Lipper Variable Annuity Flexible Portfolio Funds Universe Average (generally reflecting the performance of the universe of funds with similar investment objectives), which increased 8.21 percent

during the year. A variety of indexes is presented because the Portfolio invests in stocks, bonds and other instruments.

What helped the Portfolio outperform its benchmark indexes during the fiscal year?

We believe that the Portfolio's outperformance was due primarily to a greater concentration of assets in foreign securities than in previous periods. For several quarters now, the Portfolio has been increasing its emphasis on Asia. We believe that Asia likely will continue to gain in importance as a major growth area of the global economy. Therefore, we continue to structure the Portfolio in a fashion that we feel will allow us to take advantage of that growth.

What other market conditions or events influenced the Portfolio's performance during the fiscal year?

The global market had three factors in its favor during the fiscal year: strong U.S. economic growth in the second half of 2004, strong economic growth throughout the year in China, and relatively low interest rates globally. We believe that the trend toward strong absolute and relative growth in Asia is likely to continue for the intermediate-term. China gradually has been opening its economy over the last 25 years, but the pace has accelerated in very recent years. This has led to an increase in Chinese per capita income, which has been followed by an increase in the demand for goods and services.

What strategies and techniques did you employ that specifically affected the Portfolio's performance?

We believe that there are three primary ways to take advantage of growth in Asia: direct buying of Asian stocks on Asian exchanges; investing in companies that supply Asia with the commodities it needs; and investing in U.S. companies that supply capital goods, commodities and services to China and the rest of Asia. The Portfolio continues to utilize all three approaches. However, we tend to favor the idea of owning shares in the companies that sell key commodities and services to China and the rest of Asia, thus helping those regions to maintain their growth. These specific sectors include commodities such as oil, copper, nickel, alumina, coal, soybeans, and iron ore, as well as services such as banking, real estate and other financial services.

A secondary theme in the Portfolio during the fiscal year, and continuing currently, is our concern with the value of the U.S. dollar. We have devoted a significant percentage of the Portfolio to non-U.S. dollar investments and to investments in gold bullion and gold equities. Our concern is based primarily on the savings/investment imbalance in the U.S., which we believe is a result of the huge federal budget deficit and an overly aggressive monetary policy. This imbalance continues to grow as we move into 2005.

What trends or opportunities do you see going forward?

Although we expect a continued decline in the U.S. dollar (especially versus Asia), we do believe that a depreciating dollar is a necessary (although not the only) remedy to the U.S. savings/investment imbalance.

We do not expect the Asian growth story to be a straight line trending upward. We feel that there are likely to be bumps along the way (as in the second and third quarters of 2004, when the Chinese attempted to slow domestic growth) as well as obstacles to growth, such as the fixed exchange rate between China and the U.S., an inefficient state sector in China, large amounts of bad loans on some Asian banks' balance sheets, as well as a lack of domestic natural resources. However, we believe that the trend is in place, and we anticipate our focus will be on seeking to take advantage of that trend.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

————	W&R Target Asset Strategy Portfolio[1]	$ 23,947
—— — —	S&P 500 Index[2]	$ 27,664
— — —	Citigroup Broad Investment Grade Index[2]	$ 19,785
—————·	Citigroup Short-Term Index for 1 Month Certificates of Deposit[2] . . .	$ 14,962
· · · · · · ·	Lipper Variable Annuity Flexible Portfolio Funds Universe Average[2] .	$ 22,707



(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

(2)Because the Portfolio commenced operations on a date other than at the end of a month, and partial month calculations of the performance of the above indexes (including income) are not available, investment in the indexes was effected as of April 30, 1995.

Average Annual Total Return[3]

1-year period ended 12-31-04	13.30%
5-year period ended 12-31-04	7.55%
9+year period ended 12-31-04[4]	9.44%

(3)**Performance data quoted represents past performance and current performance may be lower or higher. Investment return and principal value will fluctuate and an investor's shares, when redeemed, may be worth more or less than their original cost.**

(4)5-1-95 (the initial offering date) through 12-31-04.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. Performance data quoted does not take into account any expenses or charges associated with owning a variable life or annuity policy invested in the W&R Target Funds, Inc.

The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

SHAREHOLDER SUMMARY OF ASSET STRATEGY PORTFOLIO

Portfolio Highlights

On December 31, 2004, W&R Target Asset Strategy Portfolio had net assets totaling $282,366,027 invested in a diversified portfolio of:

79.48%	**Common Stocks**
7.16%	**Bullion**
6.18%	**Corporate Debt Securities**
3.12%	**Other Government Securities**
2.43%	**U.S. Government Securities**
1.63%	**Cash and Cash Equivalents and Unrealized Loss on Open Forward Currency Contracts**

As a shareholder of the Portfolio, for every $100 you had invested on December 31, 2004, your Portfolio owned:



	Common Stocks	**$79.48**
	Bullion	**$ 7.16**
	Corporate Debt Securities	**$ 6.18**
	Other Government Securities	**$ 3.12**
	U.S. Government Securities	**$ 2.43**
	Cash and Cash Equivalents and Unrealized Loss on Open Forward Currency Contracts	**$ 1.63**

As a shareholder of the Portfolio, for every $100 you had invested on December 31, 2004, your Portfolio owned:



■	Raw Materials Stocks	$17.12
■	Energy Stocks	$13.76
■	Multi-Industry Stocks	$10.62
■	Capital Goods Stocks	$ 7.53
■	Bullion	$ 7.16
■	Consumer Nondurables Stocks	$ 6.42
□	Corporate Debt Securities	$ 6.18
■	Utilities Stocks	$ 4.19
■	Miscellaneous Stocks	$ 3.93
■	Technology Stocks	$ 3.85
■	Shelter Stocks	$ 3.81
■	Financial Services Stocks	$ 3.72
■	Other Government Securities	$ 3.12
■	Retail Stocks	$ 2.52
■	U.S. Government Securities	$ 2.43
■	Health Care Stocks	$ 2.01
□	Cash and Cash Equivalents and Unrealized Loss on Open Forward Currency Contracts	$ 1.63

The Investments of Asset Strategy Portfolio

December 31, 2004

BULLION – 7.16%	Troy Ounces	Value
Gold	46,116	$ 20,219,537
(Cost: $18,171,470)		

COMMON STOCKS	Shares	
Air Transportation – 0.48%		
BAA plc (A)	122,290	1,368,285
Aircraft – 1.22%		
Lockheed Martin Corporation	11,969	664,878
United Technologies Corporation	26,800	2,769,780
		3,434,658
Aluminum – 2.27%		
Alcan Inc.	71,800	3,521,072
Aluminium Corporation of China Limited, H Shares (A)	4,868,000	2,880,955
		6,402,027
Banks – 0.51%		
Citigroup Inc.	29,900	1,440,582
Beverages – 0.76%		
Adolph Coors Company, Class B	9,400	711,298
Molson Inc., Class A (A)	48,500	1,430,645
		2,141,943
Business Equipment and Services – 0.85%		
Jacobs Engineering Group Inc.*	18,400	879,336
Mitsubishi Corporation (A)	118,500	1,527,469
		2,406,805
Capital Equipment – 3.26%		
Caterpillar Inc.	55,600	5,421,556
Chicago Bridge & Iron Company N.V., NY Shares	26,148	1,045,920
Deere & Company	36,941	2,748,410
		9,215,886
Chemicals – Petroleum and Inorganic – 0.38%		
LG Chem, Ltd. (A)	27,180	1,083,052
Coal – 2.50%		
Peabody Energy Corporation (B)	87,200	7,055,352
Computers – Micro – 0.51%		
Dell Inc.*	34,300	1,445,573

See Notes to Schedule of Investments on page 22.

The Investments of Asset Strategy Portfolio

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Construction Materials – 2.31%		
Cemex, S.A. de C.V., ADR	178,769	$ 6,508,979
Consumer Electronics – 0.91%		
Matsushita Electric Industrial Co., Ltd. (A)	163,000	2,580,324
Cosmetics and Toiletries – 0.80%		
Avon Products, Inc.	58,200	2,252,340
Electronic Components – 2.12%		
Samsung Electronics Co., Ltd. (A)	13,730	5,975,043
Finance Companies – 1.64%		
Rio Tinto plc (A)	157,390	4,622,662
Food and Related – 4.36%		
Archer Daniels Midland Company	260,400	5,809,524
Bunge Limited	89,823	5,120,809
J.M. Smucker Company (The).	29,400	1,383,858
		12,314,191
Forest and Paper Products – 1.72%		
Aracruz Celulose S.A., ADR	51,700	1,949,090
Weyerhaeuser Company	43,200	2,903,904
		4,852,994
Gold and Precious Metals – 6.28%		
Agnico-Eagle Mines Limited	73,400	1,009,250
Barrick Gold Corporation	274,400	6,645,968
Compania de Minas Buenaventura S.A.A., ADR	12,700	290,830
Eldorado Gold Corporation (A)*	88,300	260,613
Placer Dome Inc.	286,600	5,405,276
Yanzhou Coal Mining Company Limited, Class H (A)*	2,882,000	4,115,713
		17,727,650
Health Care – Drugs – 1.28%		
Gilead Sciences, Inc.*	24,100	843,380
Pfizer Inc.	103,400	2,780,426
		3,623,806
Health Care – General – 0.73%		
Boston Scientific Corporation*	38,600	1,372,230
Schein (Henry), Inc.*	9,900	689,337
		2,061,567

See Notes to Schedule of Investments on page 22.

The Investments of Asset Strategy Portfolio

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Household – General Products – 0.50%		
Colgate-Palmolive Company	27,500	$ **1,406,900**
Mining – 8.19%		
Alumina Limited (A)	561,390	2,601,366
BHP Billiton Plc (A)	360,100	4,309,221
Freeport-McMoRan Copper & Gold Inc., Class B	212,236	8,113,782
Inco Limited*	47,300	1,739,694
Newmont Mining Corporation	126,700	5,626,747
Phelps Dodge Corporation	7,400	732,008
		23,122,818
Motor Vehicle Parts – 0.42%		
Denway Motors Limited (A)	3,346,000	**1,194,585**
Motor Vehicles – 0.49%		
Toyota Motor Corporation (A)	34,300	**1,392,504**
Multiple Industry – 10.62%		
Bucyrus International, Inc., Class A	49,800	2,018,145
Companhia Vale do Rio Doce, ADR	329,000	9,544,290
Foundation Coal Holdings, Inc.*	30,600	705,636
General Electric Company	181,900	6,639,350
Gerdau Ameristeel Corporation*	818,595	5,533,702
Hutchison Whampoa Limited, Ordinary Shares (A)	594,000	5,559,651
		30,000,774
Non-Residential Construction – 1.96%		
Fluor Corporation	40,965	2,233,002
Hyundai Heavy Industries Co., Ltd. (A)	98,850	3,289,589
		5,522,591
Petroleum – International – 7.40%		
Anadarko Petroleum Corporation	78,823	5,108,519
BP p.l.c., ADR	65,300	3,813,520
Burlington Resources Inc. (B)	111,920	4,868,520
Exxon Mobil Corporation	138,491	7,099,049
		20,889,608
Petroleum – Services – 3.86%		
Baker Hughes Incorporated	64,200	2,739,414
Schlumberger Limited	75,900	5,081,505
Transocean Inc.*	72,700	3,081,753
		10,902,672

See Notes to Schedule of Investments on page 22.

The Investments of Asset Strategy Portfolio

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Railroad – 0.78%		
Norfolk Southern Corporation	61,100	$ 2,211,209
Real Estate Investment Trust – 2.09%		
Keppel Land Limited (A)	1,008,000	1,389,280
Mitsubishi Estate Co., Ltd. (A)	142,000	1,658,959
Mitsui Fudosan Co., Ltd. (A)	235,000	2,848,416
		5,896,655
Restaurants – 0.50%		
Panera Bread Company, Class A*	34,854	1,404,442
Retail – Food Stores – 0.75%		
CVS Corporation	46,700	2,104,769
Retail – General Merchandise – 0.98%		
Wal-Mart Stores, Inc.	52,600	2,778,332
Retail – Specialty Stores – 0.29%		
Best Buy Co., Inc.	13,950	828,909
Security and Commodity Brokers – 1.57%		
Chicago Mercantile Exchange Holdings Inc. (B)	19,400	4,436,780
Utilities – Electric – 3.12%		
Dominion Resources, Inc.	55,700	3,773,118
Exelon Corporation	32,200	1,419,054
Huaneng Power International, Inc., H Shares (A)	2,694,000	2,010,267
Veolia Environment (A)	44,550	1,605,747
		8,808,186
Utilities – Telephone – 1.07%		
Sprint Corporation	62,300	1,548,155
Vodafone Group Plc, ADR	53,800	1,473,044
		3,021,199
TOTAL COMMON STOCKS – 79.48%		**$224,436,652**

(Cost: $185,078,444)

See Notes to Schedule of Investments on page 22.

The Investments of Asset Strategy Portfolio

December 31, 2004

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	Value
Aircraft – 0.05%		
Raytheon Company,		
6.5%, 7–15–05	$ 135	$ 137,412
Banks – 0.18%		
Norwest Financial, Inc.,		
7.6%, 5–3–05	500	507,880
Beverages – 0.22%		
Companhia Brasileira de Bebidas,		
10.5%, 12–15–11	500	627,500
Capital Equipment – 0.39%		
Hyundai Motor Company,		
5.3%, 12–19–08 (C)	1,080	1,112,660
Computers – Peripherals – 0.18%		
ASG Consolidated LLC and ASG Finance, Inc.,		
0.00%, 11–1–11 (C)(D).	800	510,000
Construction Materials – 0.64%		
Hanson Overseas B.V.,		
6.75%, 9–15–05	650	665,442
Interface, Inc.:		
7.3%, 4–1–08	520	531,700
9.5%, 2–1–14	550	599,500
		1,796,642
Finance Companies – 0.48%		
Exxon Capital Corporation,		
6.0%, 7–1–05	750	760,923
SLM Corporation,		
4.0%, 7–25–14	600	597,852
		1,358,775
Food and Related – 0.18%		
Sara Lee Corporation,		
6.45%, 9–26–05	500	510,999
Forest and Paper Products – 0.23%		
Abitibi-Consolidated Inc.,		
8.3%, 8–1–05	625	639,062
Furniture and Furnishings – 0.09%		
Leggett & Platt, Incorporated,		
7.65%, 2–15–05	250	251,002

See Notes to Schedule of Investments on page 22.

The Investments of Asset Strategy Portfolio

December 31, 2004

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Mining – 0.65%		
Vedanta Resources plc,		
6.625%, 2–22–10 (C)	$1,800	$ 1,821,443
Multiple Industry – 0.82%		
Hutchison Whampoa International (03/33) Limited,		
6.25%, 1–24–14 (C)	520	547,613
National Rural Utilities Cooperative Finance Corporation:		
5.5%, 1–15–05	500	500,437
3.0%, 2–15–06	750	748,489
Sino-Forest Corporation,		
9.125%, 8–17–11 (C)	475	518,938
		2,315,477
Utilities – Electric – 1.25%		
Dominion Resources, Inc.,		
7.625%, 7–15–05	750	767,806
Scana Corporation,		
2.74%, 11–15–06	2,000	2,004,416
Wisconsin Energy Corporation,		
5.875%, 4–1–06	227	234,586
Wisconsin Power and Light Company,		
7.6%, 7–1–05	500	510,724
		3,517,532
Utilities – Gas and Pipeline – 0.27%		
Wisconsin Gas Company,		
6.375%, 11–1–05	750	769,427
Utilities – Telephone – 0.55%		
Open Joint Stock Company "Vimpel-Communications",		
10.0%, 6–16–09 (C)	1,000	1,050,000
Verizon Global Funding Corp. and Verizon		
Communications Inc.,		
6.75%, 12–1–05	500	516,181
		1,566,181
TOTAL CORPORATE DEBT SECURITIES – 6.18%		$ 17,441,992

(Cost: $17,088,538)

See Notes to Schedule of Investments on page 22.

The Investments of Asset Strategy Portfolio

December 31, 2004

OTHER GOVERNMENT SECURITIES	Principal Amount in Thousands	Value
Japan – 2.77%		
Japanese Government 15 Year Floating Rate Bond,		
1.03%, 1–20–18 (E)	JPY775,000	$ 7,813,002
South Korea – 0.35%		
Korea Development Bank (The),		
2.43%, 10–29–06	$ 1,000	996,839
TOTAL OTHER GOVERNMENT SECURITIES – 3.12%		$ 8,809,841
(Cost: $8,202,103)		
UNITED STATES GOVERNMENT SECURITIES		
Mortgage-Backed Obligations		
Federal Home Loan Mortgage Corporation		
Agency REMIC/CMO (Interest Only):		
5.5%, 7–15–19	3,659	232,817
5.0%, 2–15–20	2,325	224,784
5.0%, 6–15–22	2,960	221,896
5.0%, 7–15–22	10,290	831,707
5.5%, 8–15–22	3,300	382,378
5.5%, 12–15–22	1,181	139,132
5.0%, 1–15–23	2,018	172,218
5.5%, 9–15–23	3,815	349,142
5.5%, 10–15–23	8,121	748,379
5.5%, 11–15–23	3,800	572,859
Federal National Mortgage Association Agency		
REMIC/CMO (Interest Only),		
5.5%, 11–25–25	3,744	387,863
Government National Mortgage Association Fixed		
Rate Pass-Through Certificates:		
5.5%, 11–15–16	706	737,015
5.5%, 12–15–16	1,434	1,495,786
5.5%, 12–15–16	342	356,572
TOTAL UNITED STATES GOVERNMENT SECURITIES – 2.43%		$ 6,852,548
(Cost: $6,575,620)		

See Notes to Schedule of Investments on page 22.

The Investments of Asset Strategy Portfolio

December 31, 2004

UNREALIZED GAIN (LOSS) ON OPEN FORWARD CURRENCY CONTRACTS – (0.36%)	Face Amount in Thousands	Value
Australian Dollar, 5–19–05 (E)	AUD7,450	$ (758,064)
Australian Dollar, 5–19–05 (E)	7,450	45,163
Euro, 1–31–05 (E)	EUR5,850	(957,953)
Euro, 1–31–05 (E)	5,850	814,707
Japanese Yen, 1–31–05 (E)	JPY771,706	(416,440)
Japanese Yen, 1–31–05 (E)	771,706	260,022
		$ (1,012,565)

TOTAL SHORT-TERM SECURITIES – 3.94%		$ 11,130,612
(Cost: $11,130,612)		
TOTAL INVESTMENT SECURITIES – 101.95%		$287,878,617
(Cost: $246,246,787)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.95%)		(5,512,590)
NET ASSETS – 100.00%		$282,366,027

Notes to Schedule of Investments

   *No dividends were paid during the preceding 12 months.

(A) Listed on an exchange outside the United States.

(B) As of December 31, 2004, a portion of these securities were used as cover for the following written call options. (See Note 5 to financial statements):

Underlying Security	Contracts Subject to Call	Expiration Month/ Exercise Price	Premium Received	Market Value
Burlington Resources Inc.	225	February/47.5	$10,462	$11,250
Chicago Mercantile Exchange Holdings Inc.	40	February/250	11,480	18,400
Peabody Energy Corporation	185	February/90	26,196	26,825
			$48,138	$56,475

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2004, the total value of these securities amounted to $5,560,654 or 1.97% of net assets.

(D) The security does not bear interest for an initial period of time and subsequently becomes interest bearing.

(E) Principal amounts are denominated in the indicated foreign currency, where applicable (AUD – Australian Dollar, EUR – Euro, JPY – Japanese Yen).

   See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

   See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

ASSET STRATEGY PORTFOLIO

December 31, 2004
(In Thousands, Except for Per Share Amounts)

ASSETS

Investments – at value (Notes 1 and 3):	
Bullion (cost – $18,172)	$ 20,220
Securities (cost – $228,075)	267,659
	287,879
Cash	1
Receivables:	
Dividends and interest	768
Investment securities sold	300
Portfolio shares sold	187
Total assets	289,135

LIABILITIES

Payable for investment securities purchased	6,638
Outstanding written options – at value (premium received – $48) (Note 5)	56
Payable to Portfolio shareholders	21
Accrued accounting and administrative services fees (Note 2)	8
Accrued management fee (Note 2)	5
Accrued service fee (Note 2)	2
Accrued shareholder servicing (Note 2)	2
Other	37
Total liabilities	6,769
Total net assets	$282,366

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 37
Additional paid-in capital	239,389
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	—*
Accumulated undistributed net realized gain	
on investment transactions	1,313
Net unrealized appreciation in value of securities	42,644
Net unrealized appreciation in value of foreign currency exchange	4
Net unrealized depreciation in value of written options	(8)
Net unrealized depreciation in value of forward currency contracts	(1,013)
Net assets applicable to outstanding units of capital	$282,366
Net asset value, redemption and offering price per share	$ 7.6926
Capital shares outstanding	36,706
Capital shares authorized	80,000

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

ASSET STRATEGY PORTFOLIO

For the Fiscal Year Ended December 31, 2004
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $158)	$ 3,069
Interest and amortization	1,998
Total income	5,067

Expenses (Note 2):

Investment management fee	1,711
Service fee	611
Accounting and administrative services fees	88
Custodian fees	81
Legal fees	22
Shareholder servicing	16
Audit fees	9
Other	36
Total expenses	2,574
Net investment income	2,493

REALIZED AND UNREALIZED GAIN

(LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities	3,499
Realized net gain on purchased options	89
Realized net gain on written options	3
Realized net loss on futures contracts	(990)
Realized net gain on foreign currency transactions	1,072
Realized net gain on investments	3,673
Unrealized appreciation in value of securities during the period	27,657
Unrealized depreciation in value of forward currency contracts during the period	(1,048)
Unrealized depreciation in value of written options during the period	(16)
Unrealized depreciation in value of foreign currency transactions during the period	(26)
Unrealized appreciation in value of investments during the period	26,567
Net gain on investments	30,240
Net increase in net assets resulting from operations	$32,733

See Notes to Financial Statements.

Statement of Changes in Net Assets
ASSET STRATEGY PORTFOLIO
(In Thousands)

	For the fiscal year ended December 31,	
	2004	**2003**
INCREASE IN NET ASSETS		
Operations:		
Net investment income.............................	$ 2,493	$ 2,330
Realized net gain on investments	3,673	8,264
Unrealized appreciation	26,567	12,114
Net increase in net assets resulting from operations	32,733	22,708
Dividends to shareholders from (Note 1E):[1]		
Net investment income............................	(3,562)	(2,484)
Realized gains on investment transactions.............	(1,900)	(1,000)
	(5,462)	(3,484)
Capital share transactions[2].........................	28,150	40,587
Total increase................................	55,421	59,811
NET ASSETS		
Beginning of period	226,945	167,134
End of period	$282,366	$226,945
Undistributed net investment income (loss)	$ —*	$ (3)

[1]See "Financial Highlights" on page 26.

[2]Shares issued from sale of shares........................	5,516	9,058
Shares issued from reinvestment of dividend and/or capital gains distribution........................	710	503
Shares redeemed	(2,298)	(3,279)
Increase in outstanding capital shares	3,928	6,282
Value issued from sale of shares..........................	$ 38,917	$ 58,391
Value issued from reinvestment of dividend and/or capital gains distribution........................	5,462	3,484
Value redeemed	(16,229)	(21,288)
Increase in outstanding capital...........................	$ 28,150	$ 40,587

*Not shown due to rounding.

See Notes to Financial Statements.

Financial Highlights

ASSET STRATEGY PORTFOLIO
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Net asset value, beginning of period.	$6.9237	$6.3078	$6.2046	$7.0540	$6.2625
Income (loss) from investment operations:					
Net investment income.	0.0699	0.0769	0.1005	0.1323	0.0908
Net realized and unrealized gain (loss) on investments . .	0.8508	0.6469	0.1032	(0.8354)	1.3211
Total from investment operations	0.9207	0.7238	0.2037	(0.7031)	1.4119
Less distributions from:					
Net investment income.	(0.0990)	(0.0769)	(0.1005)	(0.1334)	(0.0906)
Capital gains	(0.0528)	(0.0310)	(0.0000)	(0.0129)	(0.5298)
Total distributions.	(0.1518)	(0.1079)	(0.1005)	(0.1463)	(0.6204)
Net asset value, end of period	$7.6926	$6.9237	$6.3078	$6.2046	$7.0540
Total return	13.30%	11.47%	3.28%	–9.96%	22.53%
Net assets, end of period (in millions)	$282	$227	$167	$115	$59
Ratio of expenses to average net assets	1.06%	1.03%	1.04%	1.03%	0.97%
Ratio of net investment income to average net assets	1.02%	1.27%	1.90%	2.63%	1.97%
Portfolio turnover rate	118%	224%	95%	188%	155%

See Notes to Financial Statements.

Manager's Discussion of Balanced Portfolio

December 31, 2004



An interview with Cynthia P. Prince-Fox, portfolio manager of W&R Target Funds, Inc. – Balanced Portfolio

The following discussion, graphs and tables provide you with information regarding the Portfolio's performance for the fiscal year ended December 31, 2004. Please note that the Portfolio's performance data does not take into account any expenses or charges associated with owning a variable life or annuity policy invested in the W&R Target Funds, Inc.

How did the Portfolio perform during the last fiscal year?

The Portfolio significantly outperformed its bond benchmark index, but lagged its stock benchmark index over the period. The Portfolio increased 8.93 percent for the fiscal year, compared with the S&P 500 Index (reflecting the performance of securities that generally represent the stock market), which increased 10.88 percent for the same period, the Citigroup Treasury/Government Sponsored/Credit Index (generally reflecting the performance of funds in the bond market), which increased 4.35 percent for the period, and the Lipper Variable Annuity Balanced Funds Universe Average (reflecting the universe of funds with similar investment objectives), which increased 8.54 percent for the period. Multiple indexes are presented because the Portfolio invests in both stocks and bonds.

What factors affected the Portfolio's performance during the fiscal year?

We feel that the most significant factors were our asset allocation and industry emphasis. The equity portion of the Portfolio did relatively well, primarily as a result of our holdings in energy, technology and industrial stocks. Our strategy of maintaining our stock weightings in what we felt were economically sensitive areas throughout the year had a positive impact on overall performance. The energy sector was our strongest sector, as oil prices surpassed $50 per barrel late in the year, and remained above $40 per barrel at year-end. We maintained our overweight position in energy, as we felt prices were likely to remain higher than was generally anticipated. Industrial stocks also performed well, as many companies continued to experience an acceleration in organic growth as the year progressed. In addition, some of our more defensive holdings, such as utilities and aerospace/defense, contributed positively to overall performance as the economy demonstrated some signs of weakness during the third quarter. The fixed income portion of the Portfolio posted a positive percent return and was about even with the benchmark index.

What other market conditions or events influenced the Portfolio's performance during the fiscal year?

Returns were relatively flat for most of the broad market indexes through the first three quarters of the fiscal year. We believe that this was in part related to the fact that financial markets struggled to find direction amid uncertainty about macro economic factors such as the price of oil, growth in China's economy and steady increases in U.S. interest rates. Additionally, there were some major earnings disappointments from important, steady and mature companies. Added to this environment were ongoing turmoil in Iraq, devastating hurricanes along the U.S. coasts and the uncertainty caused by the U.S. presidential election season. However, investors began to feel more positive once the election was over and energy prices began to decline toward year-end. This helped produce an impressive rally during the final quarter of the year.

What strategies and techniques did you employ that specifically affected the Portfolio's performance?

The strategy of maintaining our weightings in economically sensitive areas throughout the year, along with our overall asset allocation, had a positive impact on overall performance. In addition, we kept our cash positions low throughout the fiscal year.

What industries or sectors did you emphasize during the fiscal year, and what looks attractive to you going forward?

While we had significant holdings in the financial services sector, we also placed strong emphasis on energy, technology and industrials during the fiscal year. We had felt early in the year that energy stocks might project strong growth relative to other commodity sectors, given a worldwide economic recovery, higher than expected energy prices and a declining dollar. We also emphasized what we felt were high-quality technology stocks, as it appeared that these stocks had not shown increases to the same extent as some of the lower quality issues and were attractively priced, on a relative basis.

While we believe that certain economically sensitive areas will continue to perform well as we head into 2005, we also think that some of the more defensive sectors, such as large pharmaceuticals, household products and large capitalization stocks, generally may begin to demonstrate better relative performance. We base this belief in part on the fact that overall valuations have significantly compressed, and balance sheets appear to be in stronger shape than in recent years, which potentially could result in more share buybacks or dividend increases.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

————	W&R Target Balanced Portfolio[1]	$ 23,448
— — — –	S&P 500 Index	$ 31,272
– – –	Citigroup Treasury/Government Sponsored/Credit Index	$ 21,269
– – – ·	Lipper Variable Annuity Balanced Funds Universe Average	$ 24,487



(1) The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

1-year period ended 12-31-04	8.93%
5-year period ended 12-31-04	3.67%
10-year period ended 12-31-04	8.90%

(2) **Performance data quoted represents past performance and current performance may be lower or higher. Investment return and principal value will fluctuate and an investor's shares, when redeemed, may be worth more or less than their original cost.**

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. Performance data quoted does not take into account any expenses or charges associated with owning a variable life or annuity policy invested in the W&R Target Funds, Inc.

The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

SHAREHOLDER SUMMARY OF BALANCED PORTFOLIO

Portfolio Highlights

On December 31, 2004, W&R Target Balanced Portfolio had net assets totaling $627,761,966 invested in a diversified portfolio of:

74.83%	**Common Stocks**
12.99%	**U.S. Government Securities**
7.26%	**Corporate Debt Securities**
4.63%	**Cash and Cash Equivalents**
0.29%	**Other Government Security**

As a shareholder of the Portfolio, for every $100 you had invested on December 31, 2004, your Portfolio owned:



Common Stocks	**$74.83**
U.S. Government Securities	**$12.99**
Corporate Debt Securities	**$ 7.26**
Cash and Cash Equivalents	**$ 4.63**
Other Government Security	**$ 0.29**

Financial Services Stocks	**$15.27**
U.S. Government Securities	**$12.99**
Technology Stocks	**$10.55**
Health Care Stocks.	**$ 9.20**
Corporate Debt Securities	**$ 7.26**
Energy Stocks.	**$ 6.46**
Consumer Nondurables Stocks.	**$ 5.08**
Cash and Cash Equivalents	**$ 4.63**
Utilities Stocks	**$ 4.50**
Capital Goods Stocks	**$ 4.14**
Consumer Services Stocks	**$ 3.88**
Business Equipment and Services Stocks .	**$ 3.57**
Miscellaneous Stocks	**$ 3.49**
Retail Stocks	**$ 3.47**
Multi-Industry Stocks	**$ 2.82**
Raw Materials Stocks	**$ 2.40**
Other Government Security	**$ 0.29**

The Investments of Balanced Portfolio

December 31, 2004

COMMON STOCKS	Shares	Value
Aircraft – 0.96%		
Lockheed Martin Corporation	108,550	$ 6,029,953
Banks – 4.24%		
Citigroup Inc.	225,300	10,854,954
Northern Trust Corporation.	168,400	8,186,766
Wells Fargo & Company	121,900	7,576,085
		26,617,805
Beverages – 0.80%		
Anheuser-Busch Companies, Inc.	29,000	1,471,170
Brown-Forman Corporation, Class B.	73,400	3,573,112
		5,044,282
Business Equipment and Services – 3.57%		
Cintas Corporation.	203,300	8,905,557
First Data Corporation	156,100	6,640,494
Manpower Inc.	142,500	6,882,750
		22,428,801
Capital Equipment – 2.20%		
Illinois Tool Works Inc.	55,300	5,125,204
Ingersoll-Rand Company Limited, Class A	107,700	8,648,310
		13,773,514
Chemicals – Petroleum and Inorganic – 0.84%		
Dow Chemical Company (The).	106,800	5,287,668
Chemicals – Specialty – 1.56%		
Air Products and Chemicals, Inc.	168,600	9,773,742
Computers – Micro – 3.76%		
Apple Computer, Inc.*	150,700	9,702,066
Dell Inc.*.	216,657	9,131,009
Sun Microsystems, Inc.*.	888,000	4,781,880
		23,614,955
Computers – Peripherals – 3.90%		
Check Point Software Technologies Ltd.*	189,000	4,654,125
EMC Corporation*.	512,900	7,626,823
Microsoft Corporation	457,800	12,230,127
		24,511,075
Cosmetics and Toiletries – 2.00%		
Avon Products, Inc.	152,800	5,913,360
Estee Lauder Companies Inc. (The), Class A	145,000	6,636,650
		12,550,010

See Notes to Schedule of Investments on page 38.

The Investments of Balanced Portfolio

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Electrical Equipment – 1.94%		
Emerson Electric Co.	81,200	$ 5,692,120
Molex Incorporated, Class A	244,000	6,503,820
		12,195,940
Electronic Components – 1.08%		
Intel Corporation	290,000	6,790,350
Electronic Instruments – 0.85%		
Lam Research Corporation*.	185,450	5,355,796
Finance Companies – 3.86%		
Countrywide Financial Corporation	191,200	7,076,312
Fannie Mae	87,500	6,230,875
SLM Corporation	204,100	10,896,899
		24,204,086
Food and Related – 1.05%		
Dean Foods Company*	200,500	6,606,475
Forest and Paper Products – 1.54%		
International Paper Company	92,138	3,869,796
Sealed Air Corporation*.	109,250	5,819,748
		9,689,544
Health Care – Drugs – 4.76%		
Abbott Laboratories	160,300	7,477,995
Allergan, Inc.	80,500	6,526,135
Amgen Inc.*	95,500	6,126,802
Novartis AG, ADR	97,300	4,917,542
Pfizer Inc.	179,907	4,837,699
		29,886,173
Health Care – General – 2.26%		
Biomet, Inc.	167,100	7,247,962
Johnson & Johnson	109,700	6,957,174
		14,205,136
Hospital Supply and Management – 2.18%		
HCA Inc.	177,200	7,080,912
Medtronic, Inc.	132,700	6,591,209
		13,672,121
Household – General Products – 1.23%		
Colgate-Palmolive Company	150,300	7,689,348

See Notes to Schedule of Investments on page 38.

The Investments of Balanced Portfolio

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Insurance – Life – 1.16%		
Lincoln National Corporation	155,600	$ 7,263,408
Insurance – Property and Casualty – 3.35%		
Allstate Corporation (The).	113,300	5,859,876
Berkshire Hathaway Inc., Class B*.	2,300	6,752,800
Chubb Corporation (The)	109,400	8,412,860
		21,025,536
Leisure Time Industry – 2.81%		
Royal Caribbean Cruises Ltd.	191,800	10,441,592
Walt Disney Company (The)	259,100	7,202,980
		17,644,572
Motion Pictures – 1.07%		
News Corporation Limited, Class A	69,900	1,304,334
News Corporation Limited, Class B.	280,000	5,376,000
		6,680,334
Motor Vehicle Parts – 0.99%		
Eaton Corporation	86,000	6,222,960
Multiple Industry – 2.82%		
Companhia Vale do Rio Doce, ADR.	196,900	5,712,069
General Electric Company	328,756	11,999,594
		17,711,663
Petroleum – International – 3.97%		
BP p.l.c., ADR	115,500	6,745,200
Burlington Resources Inc.	200,600	8,726,100
Exxon Mobil Corporation	184,046	9,434,198
		24,905,498
Petroleum – Services – 2.49%		
Nabors Industries Ltd.*	147,291	7,554,555
Schlumberger Limited	120,300	8,054,085
		15,608,640
Retail – General Merchandise – 3.47%		
Costco Wholesale Corporation	167,200	8,100,004
Federated Department Stores, Inc.	121,900	7,044,601
Wal-Mart Stores, Inc.	125,700	6,639,474
		21,784,079
Security and Commodity Brokers – 2.66%		
American Express Company	166,600	9,391,242
Morgan Stanley	131,700	7,311,984
		16,703,226

See Notes to Schedule of Investments on page 38.

The Investments of Balanced Portfolio

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Trucking and Shipping – 0.96%		
Expeditors International of Washington, Inc.	107,700	$ 6,016,661
Utilities – Electric – 2.74%		
Dominion Resources, Inc.	109,200	7,397,208
Exelon Corporation	221,800	9,774,726
		17,171,934
Utilities – Telephone – 1.76%		
AT&T Corp.	182,000	3,468,920
Vodafone Group Plc, ADR	276,600	7,573,308
		11,042,228
TOTAL COMMON STOCKS – 74.83%		$469,707,513

(Cost: $376,531,969)

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	
Air Transportation – 0.06%		
Southwest Airlines Co.,		
7.875%, 9–1–07	$ 360	394,087
Aircraft – 0.11%		
Raytheon Company,		
6.5%, 7–15–05	675	687,058
Banks – 0.23%		
Wells Fargo Bank, N.A.,		
7.55%, 6–21–10	1,250	1,451,883
Beverages – 0.27%		
Coca-Cola Enterprises Inc.,		
6.7%, 10–15–36	500	577,041
Diageo Capital plc,		
3.5%, 11–19–07	1,150	1,146,176
		1,723,217
Broadcasting – 0.65%		
Clear Channel Communications, Inc.,		
4.25%, 5–15–09	4,100	4,058,508

See Notes to Schedule of Investments on page 38.

The Investments of Balanced Portfolio

December 31, 2004

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Business Equipment and Services – 0.18%		
PHH Corporation,		
7.125%, 3–1–13	$1,000	$ 1,118,291
Chemicals – Specialty – 0.17%		
Vulcan Materials Company,		
6.4%, 2–1–06	1,050	1,087,436
Finance Companies – 1.86%		
277 Park Avenue Finance Corporation,		
7.58%, 5–12–12 (A)	2,725	2,943,641
American International Group,		
3.85%, 11–26–07 (A)	1,400	1,405,347
Banco Hipotecario Nacional:		
7.916%, 7–25–09 (A)	17	825
8.0%, 3–31–11 (A)	1,387	208,082
CitiCorp Mortgage Securities, Inc.,		
6.5%, 10–25–23	267	266,773
First Union-Lehman Brothers Company,		
6.65%, 11–18–29	1,038	1,104,488
First Union-Lehman Brothers-Bank of America Commercial Mortgage Trust,		
6.56%, 11–18–35	1,000	1,075,136
General Motors Acceptance Corporation,		
6.125%, 8–28–07	1,200	1,235,549
Mellon Residential Funding,		
6.75%, 6–26–28	264	263,327
Prudential Insurance Company of America,		
6.6%, 5–15–08 (A)	1,500	1,623,381
Unilever Capital Corporation,		
5.9%, 11–15–32	1,450	1,533,368
		11,659,917
Food and Related – 0.26%		
Archer-Daniels-Midland Company,		
7.0%, 2–1–31	1,350	1,620,097
Insurance – Life – 0.24%		
StanCorp Financial Group, Inc.,		
6.875%, 10–1–12	1,375	1,511,020
Insurance – Property and Casualty – 0.26%		
Principal Life Global,		
6.25%, 2–15–12 (A)	1,500	1,639,668

See Notes to Schedule of Investments on page 38.

The Investments of Balanced Portfolio

December 31, 2004

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Leisure Time Industry – 0.17%		
Cendant Corporation,		
6.875%, 8–15–06	$1,000	$ 1,052,065
Multiple Industry – 1.97%		
Cargill, Inc.,		
6.375%, 6–1–12 (A)	1,150	1,272,853
General Electric Capital Corporation,		
2.85%, 1–30–06	6,000	5,984,838
Georgia Power Company,		
5.5%, 12–1–05	2,500	2,554,175
Household Finance Corporation,		
6.5%, 1–24–06	2,500	2,584,420
		12,396,286
Real Estate Investment Trust – 0.29%		
Vornado Realty L.P.,		
5.625%, 6–15–07	1,750	1,816,901
Utilities – Electric – 0.54%		
Dominion Resources, Inc.,		
7.625%, 7–15–05	3,300	3,378,349
TOTAL CORPORATE DEBT SECURITIES – 7.26%		$ 45,594,783
(Cost: $44,846,587)		
OTHER GOVERNMENT SECURITY – 0.29%		
Canada		
Hydro-Quebec,		
8.0%, 2–1–13	1,500	$ 1,851,195
(Cost: $1,683,792)		
UNITED STATES GOVERNMENT SECURITIES		
Agency Obligations – 0.18%		
Federal National Mortgage Association,		
7.25%, 1–15–10	1,000	1,149,301
Mortgage-Backed Obligations – 4.53%		
Federal Home Loan Mortgage Corporation		
Fixed Rate Participation Certificate,		
6.0%, 5–1–16	1,395	1,461,389

See Notes to Schedule of Investments on page 38.

The Investments of Balanced Portfolio

December 31, 2004

UNITED STATES GOVERNMENT SECURITIES (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association		
Fixed Rate Pass-Through Certificates:		
6.23%, 1–1–08	$1,628	$ 1,717,678
6.0%, 9–1–17	1,017	1,070,028
5.0%, 1–1–18	716	728,097
5.5%, 4–1–18	456	471,994
5.0%, 5–1–18	369	374,769
4.5%, 7–1–18	4,413	4,408,639
7.0%, 9–1–25	122	129,448
6.5%, 10–1–28	589	622,084
6.5%, 2–1–29	534	563,544
7.5%, 4–1–31	298	322,351
7.0%, 7–1–31	618	660,539
7.0%, 9–1–31	555	590,415
7.0%, 9–1–31	482	515,238
7.0%, 11–1–31	147	155,232
6.5%, 2–1–32	1,835	1,932,919
7.0%, 2–1–32	759	808,775
7.0%, 2–1–32	673	717,072
7.0%, 3–1–32	455	484,810
7.0%, 7–1–32	1,068	1,135,384
6.0%, 9–1–32	3,403	3,523,371
6.0%, 2–1–33	989	1,024,092
5.5%, 5–1–33	3,221	3,273,175
5.5%, 6–1–33	1,215	1,234,514
Government National Mortgage Association		
Fixed Rate Pass-Through Certificates:		
6.0%, 8–15–28	100	103,537
6.5%, 8–15–28	136	143,683
United States Department of Veterans Affairs,		
Guaranteed REMIC Pass-Through Certificate,		
Vendee Mortgage Trust,		
1997-A Class 3-A,		
8.293%, 12–15–26	256	270,254
		28,443,031
Treasury Inflation Protected Obligation – 0.19%		
United States Treasury Note,		
3.0%, 7–15–12 (B)	1,000	1,184,794
Treasury Obligations – 8.09%		
United States Treasury Bonds:		
7.5%, 11–15–16	1,500	1,916,895
7.25%, 8–15–22	4,000	5,155,156
6.25%, 8–15–23	5,250	6,146,396

See Notes to Schedule of Investments on page 38.

The Investments of Balanced Portfolio

December 31, 2004

UNITED STATES GOVERNMENT SECURITIES (Continued)	Principal Amount in Thousands	Value
Treasury Obligations (Continued)		
United States Treasury Notes:		
7.5%, 2–15–05	$2,250	$ 2,264,942
6.5%, 8–15–05	4,000	4,097,344
3.25%, 8–15–07	5,000	5,007,420
3.0%, 11–15–07	4,000	3,975,312
3.0%, 2–15–08	3,000	2,975,508
2.625%, 5–15–08	4,000	3,910,624
4.75%, 11–15–08	4,000	4,189,532
3.875%, 2–15–13	3,000	2,959,923
3.625%, 5–15–13	3,000	2,907,069
4.25%, 8–15–13	4,000	4,031,564
5.25%, 2–15–29	1,150	1,206,332
		50,744,017
TOTAL UNITED STATES GOVERNMENT SECURITIES – 12.99%		$ 81,521,143
(Cost: $79,920,012)		
TOTAL SHORT-TERM SECURITIES – 3.91%		$ 24,554,752
(Cost: $24,554,752)		
TOTAL INVESTMENT SECURITIES – 99.28%		$623,229,386
(Cost: $527,537,112)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.72%		4,532,580
NET ASSETS – 100.00%		$627,761,966

Notes to Schedule of Investments

   *No dividends were paid during the preceding 12 months.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2004, the total value of these securities amounted to $9,093,797 or 1.45% of net assets.

(B) The interest rate for this security is a stated rate, but the interest payments are determined by multiplying the inflation-adjusted principal by one half of the stated rate for each semiannual interest payment date.

   See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

   See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

BALANCED PORTFOLIO

December 31, 2004
(In Thousands, Except for Per Share Amounts)

ASSETS

Investments securities – at value (cost – $527,537) (Notes 1 and 3)	$623,229
Cash	1
Receivables:	
Investment securities sold.	2,536
Dividends and interest	2,052
Portfolio shares sold	128
Prepaid and other assets	—*
Total assets.	627,946

LIABILITIES

Payable to Portfolio shareholders.	116
Accrued accounting and administrative services fees (Note 2).	13
Accrued management fee (Note 2)	12
Accrued shareholder servicing (Note 2)	6
Accrued service fee (Note 2)	4
Other	33
Total liabilities	184
Total net assets.	$627,762

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 82
Additional paid-in capital	620,207
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(—)*
Accumulated undistributed net realized	
loss on investment transactions	(88,219)
Net unrealized appreciation in value of investments.	95,692
Net assets applicable to outstanding units of capital	$627,762
Net asset value, redemption and offering price per share	$ 7.6783
Capital shares outstanding	81,758
Capital shares authorized	200,000

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

BALANCED PORTFOLIO

For the Fiscal Year Ended December 31, 2004
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $49)	$ 8,066
Interest and amortization	6,951
Total income	15,017

Expenses (Note 2):

Investment management fee	4,267
Service fee	1,524
Accounting and administrative services fees	158
Shareholder servicing	41
Legal fees	29
Custodian fees	28
Audit fees	15
Other	125
Total expenses	6,187
Net investment income	8,830

REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on investments	19,423
Unrealized appreciation in value of investments during the period	24,058
Net gain on investments	43,481
Net increase in net assets resulting from operations	$52,311

See Notes to Financial Statements.

Statement of Changes in Net Assets

BALANCED PORTFOLIO
(In Thousands)

	For the fiscal year ended December 31,	
	2004	**2003**
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 8,830	$ 3,992
Realized net gain on investments	19,423	16,309
Unrealized appreciation	24,058	33,689
Net increase in net assets resulting from operations	52,311	53,990
Dividends to shareholders from (Note 1E):[1]		
Net investment income	(8,830)	(3,992)
Realized gains on investment transactions	—	—
	(8,830)	(3,992)
Capital share transactions[2]	(30,525)	396,898
Total increase	12,956	446,896
NET ASSETS		
Beginning of period	614,806	167,910
End of period	$ 627,762	$614,806
Undistributed net investment income (loss)	$ (—)*	$ —*

(1)See "Financial Highlights" on page 42.

(2)Shares issued from sale of shares	5,882	6,497
Shares issued in connection with merger of Advantus Asset Allocation Portfolio	—	57,517
Shares issued from reinvestment of dividend	1,150	558
Shares redeemed	(11,271)	(6,364)
Increase (decrease) in outstanding capital shares	(4,239)	58,208
Value issued from sale of shares	$ 42,641	$ 42,811
Value issued in connection with merger of Advantus Asset Allocation Portfolio	—	392,054
Value issued from reinvestment of dividend	8,830	3,992
Value redeemed	(81,996)	(41,959)
Increase (decrease) in outstanding capital	$ (30,525)	$396,898

*Not shown due to rounding.

See Notes to Financial Statements.

Financial Highlights

BALANCED PORTFOLIO

For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Net asset value, beginning of period........	$7.1491	$6.0423	$6.7224	$7.3258	$7.3120
Income (loss) from investment operations:					
Net investment income.....	0.1096	0.0467	0.1145	0.1593	0.1873
Net realized and unrealized gain (loss) on investments	0.5292	1.1068	(0.6801)	(0.5955)	0.3361
Total from investment operations	0.6388	1.1535	(0.5656)	(0.4362)	0.5234
Less distributions from:					
Net investment income.....	(0.1096)	(0.0467)	(0.1145)	(0.1593)	(0.1873)
Capital gains	(0.0000)	(0.0000)	(0.0000)	(0.0079)	(0.3223)
Total distributions............	(0.1096)	(0.0467)	(0.1145)	(0.1672)	(0.5096)
Net asset value, end of period.............	$7.6783	$7.1491	$6.0423	$6.7224	$7.3258
Total return	8.93%	19.09%	–8.41%	–5.94%	7.14%
Net assets, end of period (in millions)	$628	$615	$168	$178	$158
Ratio of expenses to average net assets	1.02%	1.00%	1.01%	1.00%	1.01%
Ratio of net investment income to average net assets	1.45%	1.37%	1.79%	2.44%	2.81%
Portfolio turnover rate	39%	43%	58%	39%	42%

See Notes to Financial Statements.

Manager's Discussion of Bond Portfolio

December 31, 2004



An interview with James C. Cusser, CFA, portfolio manager of W&R Target Funds, Inc. – Bond Portfolio

The following discussion, graphs and tables provide you with information regarding the Portfolio's performance for the fiscal year ended December 31, 2004. Please note that the Portfolio's performance data does not take into account any expenses or charges associated with owning a variable life or annuity policy invested in the W&R Target Funds, Inc.

How did the Portfolio perform during the last fiscal year?

The Portfolio slightly underperformed its benchmark index and its peer group during the period. The Portfolio increased 3.88 percent for the fiscal year, compared with the Citigroup Broad Investment Grade Index (reflecting the performance of securities that generally represent the bond market), which increased 4.48 percent; and the Lipper Variable Annuity Corporate Debt Funds A-Rated Universe Average (reflecting the universe of funds with similar investment objectives), which increased 4.22 percent for the same period.

What factors affected the Portfolio's performance during the fiscal year?

Basically, the Portfolio's return consisted of coupon income, as there were little gains, or losses, associated with capital returns. Over the course of the fiscal year, the 10-year U.S. Treasury bond gained a mere 0.06 percent in yield, from 4.25 percent at December 31,

2003, to 4.31 percent by year-end 2004. The relatively flat pace of long-term interest rates made it a challenge to garner more robust returns. The capital loss associated with the small rise in the 10-year Treasury benchmark was offset to some extent by the market gains, relative to Treasuries, derived from the Portfolio's exposure to corporate bonds and mortgage-backed securities, which had relatively good years.

What other market conditions or events influenced the Portfolio's performance during the fiscal year?

Despite only moderate interest rate changes, the rate market remained on a bit of a roller coaster during the period. Rates dipped and soared, reacting to the economy's big stories: the war on terrorism, the U.S. presidential election, fears of inflation, oil and other commodity prices rising, and of course, the Federal Reserve's consistent rate increases in the latter half of the year. Every month, the capital markets braced for the news from the labor markets – especially the monthly payroll report, which was a closely watched economic variable. Most every month, that labor report brought some market reaction. Not only did some believe that the labor data could presage the fate of an economy on the edge of either inflation or a relapse into stagnation, but also could conceivably predict the course of the national elections, and thereby any potential impact that could be brought on by a change in the presidency. Generally, the net effect on the market was to have short-term rates rise with Federal Reserve rate hikes, while longer-term bonds remained unchanged.

We feel that the strongest aspect of the Portfolio is that turnover was kept low, relative to its peers. With the market not changing drastically during the period, we believe that it was better to save the cost of trading, especially as that cost (the difference between a bond's bid by a broker and a broker's offer of another bond alternative) has increased over the last several years.

What strategies and techniques did you employ that specifically affected the Portfolio's performance?

We did not stray too far from benchmark interest rate exposure, and remained overweight, relative to the benchmark, in investment grade corporate bonds and mortgage-backed securities. We also placed our exposure to non-investment grade debt at about 10 percent of the Portfolio. In terms of yield curve positioning, as we have in the past, we continued our "barbell" technique. That is, although the Portfolio's interest rate change exposure was about equal to similar funds, we had a substantially greater exposure to longer-maturity bonds (with higher yields and more price volatility), with an equally substantial exposure to shorter-term bonds with lower yields and comparatively stable prices. In constructing our holdings this way, we believe that the Portfolio generally should perform well if rates change radically over the near term. We believe that this has the potential to help protect the Portfolio from wild changes in interest rates, which remain the bane of most fixed-income investors.

What industries did you emphasize during the fiscal year, and what looks attractive to you going forward?

We tend to emphasize corporate bonds since, over time, we feel that they generally provide the greatest return potential. Of course, corporate bonds also bring greater risks, relative to U.S. Treasury, agency and mortgage-backed securities. However, we attempt to manage that risk by typically restricting the bonds of any one corporation to a small percentage of the overall Portfolio – usually not more than 1 percent per corporation. Furthermore, the Portfolio's exposure to any one industry is closely monitored. Our largest exposure currently is to domestic industrial corporate bonds. We currently maintain a weighting comparable to the benchmark index in mortgage-backed securities, and are underweight in U.S. Treasury bonds.

We believe that the economy likely will moderate during the coming year. Most analysts feel, and we agree, that the Federal Reserve likely will continue to gradually raise short-term interest rates. We believe that long-term rates will not rise at the rate that short-term rates likely will. Two of our bigger worries in the near term are the nation's twin deficits: budgetary and trade. The U.S. continues to rely heavily on other nations with surpluses to invest here at home. We feel that rates may have to rise to continue to attract that money; and although interest rates are difficult to predict, we expect to err on the side of caution should indications of increases appear.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Please note that securities issued by certain U.S. government-sponsored entities, including the Federal Home Loan Mortgage Corporation ("Freddie Mac"), the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Banks ("FHLBs") are not funded by Congressional appropriations and the debt and mortgage-backed securities issued by them are neither guaranteed nor insured by the United States government.

Comparison of Change in Value of $10,000 Investment

—————— W&R Target Bond Portfolio[1]	$ 20,162
— — — — Citigroup Broad Investment Grade Index	$ 21,071
— — — Lipper Variable Annuity Corporate Debt Funds A-Rated Universe Average	$ 20,031



(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

1-year period ended 12-31-04	3.88%
5-year period ended 12-31-04	6.84%
10-year period ended 12–31–04	7.26%

(2)**Performance data quoted represents past performance and current performance may be lower or higher. Investment return and principal value will fluctuate and an investor's shares, when redeemed, may be worth more or less than their original cost.**

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. Performance data quoted does not take into account any expenses or charges associated with owning a variable life or annuity policy invested in the W&R Target Funds, Inc.

The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

SHAREHOLDER SUMMARY OF BOND PORTFOLIO

Portfolio Highlights

On December 31, 2004, W&R Target Bond Portfolio had net assets totaling $218,155,922 invested in a diversified portfolio of:

97.99%	**Bonds**
2.01%	**Cash and Cash Equivalents**

As a shareholder of the Portfolio, for every $100 you had invested on December 31, 2004, your Portfolio owned:



Corporate Debt Securities	$49.53
U.S. Government Mortgage-Backed Securities	$26.17
U.S. Government Treasury Securities	$16.18
U.S. Government Agency Securities	$ 4.09
Other Government Securities	$ 2.02
Cash and Cash Equivalents	$ 2.01

At December 31, 2004, the breakdown of bonds (by ratings) held by the Portfolio was as follows:



AAA	56.52%
AA	3.55%
A	9.31%
BBB	17.32%
BB	7.12%
B	1.20%
Below B	0.33%
Non-rated	2.64%
Cash and Cash Equivalents	2.01%

The Investments of Bond Portfolio

December 31, 2004

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	Value
Banks – 3.43%		
AmSouth Bancorporation,		
6.75%, 11–1–25	$ 1,500	$ 1,675,883
Capital One Bank,		
4.25%, 12–1–08	1,250	1,259,089
First Union Corporation,		
6.824%, 8–1–26	2,132	2,639,039
ING Groep N.V.,		
5.5%, 5–11–05 (A)	EUR1,000	1,367,905
SouthTrust Bank, National Association,		
6.125%, 1–9–28	$ 500	546,319
		7,488,235
Beverages – 0.28%		
Coca-Cola Enterprises Inc.,		
7.0%, 10–1–26	525	620,529
Broadcasting – 0.66%		
British Sky Broadcasting Group plc,		
8.2%, 7–15–09	1,250	1,444,890
Business Equipment and Services – 0.78%		
Allied Waste North America, Inc.,		
7.625%, 1–1–06	1,000	1,030,000
Postal Square Limited Partnership,		
6.5%, 6–15–22	212	233,472
Quebecor World Capital Corporation,		
4.875%, 11–15–08	425	428,963
		1,692,435
Chemicals – Petroleum and Inorganic – 0.60%		
NOVA Chemicals Corporation,		
7.0%, 5–15–06	1,250	1,301,562
Chemicals – Specialty – 0.66%		
FMC Corporation,		
10.25%, 11–1–09	1,250	1,434,375
Coal – 0.50%		
Peabody Energy Corporation,		
6.875%, 3–15–13	1,000	1,082,500
Communications Equipment – 0.03%		
Norse CBO, Ltd. and Norse CBO, Inc.,		
6.515%, 8–13–10 (B)	73	73,651

See Notes to Schedule of Investments on page 54.

The Investments of Bond Portfolio

December 31, 2004

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Computers – Main and Mini – 0.12%		
Unisys Corporation,		
8.125%, 6–1–06	$ 250	$ 263,125
Finance Companies – 21.34%		
ABN AMRO Mortgage Corporation,		
5.5%, 1–25–34	2,279	2,323,192
Asset Securitization Corporation,		
7.49%, 4–14–29	1,180	1,265,038
Associates Corporation of North America,		
6.25%, 11–1–08	750	812,997
Bear Stearns Commercial Mortgage Securities Inc.,		
7.32%, 10–15–32	3,315	3,782,966
CHL Pass-Through Trust 2003–20,		
5.5%, 7–25–33	3,922	3,985,607
Chase Manhattan – First Union Commercial		
Mortgage Trust,		
7.439%, 7–15–09	1,500	1,696,566
Diversified Asset Securitization Holdings L.P.,		
7.765%, 12–30–34 (B)	2,725	2,885,785
Diversified REIT Owner Trust 1999–1,		
6.78%, 3–18–11 (B)	750	797,017
First Union National Bank Commercial Mortgage,		
7.841%, 3–15–10	2,500	2,903,317
Ford Motor Credit Company,		
6.5%, 1–25–07	2,000	2,079,694
GSR Mortgage Loan Trust 2004–2F,		
7.0%, 1–25–34	2,683	2,814,810
General Motors Acceptance Corporation:		
5.625%, 5–15–09	3,000	3,000,108
8.875%, 6–1–10	500	564,084
Preferred Term Securities XVI, Ltd. and		
Preferred Term Securities XVI, Inc.,		
5.06%, 3–23–35 (B)	1,250	1,248,438
SocGen Real Estate Company L.L.C.,		
7.64%, 12–29–49 (B)	2,000	2,193,796
Structured Adjustable Rate Mortgage Loan Trust,		
Mortage Pass-Through Certificates:		
Series 2004-A,		
4.65322%, 2–25–34	1,749	1,743,071
Series 2004–3AC,		
4.9348%, 3–25–34	2,085	2,086,834
Series 2004–12,		
5.14912%, 9–25–34	2,997	2,912,046

See Notes to Schedule of Investments on page 54.

The Investments of Bond Portfolio

December 31, 2004

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
Structured Asset Securities Corporation:		
4.7705%, 10–25–33	$ 992	$ 981,825
4.8161%, 1–25–34	1,544	1,541,897
Wells Fargo Mortgage Backed Securities 2003–9 Trust,		
5.25%, 8–25–33	1,825	1,837,188
Wells Fargo Mortgage Pass-Through Certificates,		
Series 2003–10,		
4.5%, 9–25–18	2,500	2,451,884
Westinghouse Electric Corporation,		
8.875%, 6–14–14	500	648,026
		46,556,186
Food and Related – 1.30%		
Cadbury Schweppes US Finance LLC,		
3.875%, 10–1–08 (B)	750	747,372
ConAgra, Inc.,		
7.125%, 10–1–26	1,750	2,080,659
		2,828,031
Forest and Paper Products – 4.65%		
Abitibi-Consolidated Company of Canada,		
6.95%, 12–15–06	2,000	2,075,000
Bowater Canada Finance Corporation,		
7.95%, 11–15–11	1,000	1,077,573
Champion International Corporation:		
6.4%, 2–15–26	1,500	1,609,722
6.65%, 12–15–37	1,500	1,701,696
Georgia-Pacific Corporation,		
7.375%, 7–15–08	3,000	3,262,500
Westvaco Corporation,		
7.5%, 6–15–27	364	414,126
		10,140,617
Homebuilders, Mobile Homes – 0.72%		
D.R. Horton, Inc.,		
8.0%, 2–1–09	864	966,600
Pulte Corporation,		
8.125%, 3–1–11	500	594,574
		1,561,174
Hospital Supply and Management – 1.00%		
HCA – The Healthcare Company:		
7.125%, 6–1–06	1,000	1,037,996
8.75%, 9–1–10	1,000	1,143,085
		2,181,081

See Notes to Schedule of Investments on page 54.

The Investments of Bond Portfolio

December 31, 2004

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Household – General Products – 1.22%		
Procter & Gamble Company (The),		
8.0%, 9–1–24	$ 2,000	$ 2,663,574
Multiple Industry – 1.60%		
CHYPS CBO 1997–1 Ltd.,		
6.72%, 1–15–10 (B)	923	720,116
Comcast Cable Communications, Inc.,		
8.5%, 5–1–27	1,250	1,658,981
Tyco International Group S.A.,		
6.375%, 10–15–11	1,000	1,104,056
		3,483,153
Petroleum – International – 0.93%		
Chesapeake Energy Corporation,		
9.0%, 8–15–12	750	856,875
Petrobras International Finance Company,		
9.875%, 5–9–08	1,000	1,162,500
		2,019,375
Petroleum – Services – 1.31%		
Halliburton Company,		
6.75%, 2–1–27	2,000	2,265,034
Pemex Project Funding Master Trust,		
9.125%, 10–13–10	500	599,500
		2,864,534
Real Estate Investment Trust – 0.24%		
Host Marriott, L.P.,		
8.375%, 2–15–06	500	522,500
Retail – Specialty Stores – 0.50%		
Fred Meyer, Inc.,		
7.45%, 3–1–08	1,000	1,102,535
Utilities – Electric – 2.78%		
Dominion Resources, Inc.,		
5.25%, 8–1–33	2,250	2,254,068
HQI Transelec Chile S.A.,		
7.875%, 4–15–11	750	867,186
Oncor Electric Delivery Company,		
6.375%, 5–1–12	2,000	2,205,744
Pepco Holdings, Inc.,		
4.0%, 5–15–10	750	736,656
		6,063,654

See Notes to Schedule of Investments on page 54.

The Investments of Bond Portfolio

December 31, 2004

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Utilities – Gas and Pipeline – 0.96%		
Tennessee Gas Pipeline Company,		
7.0%, 3–15–27	$ 2,000	$ 2,099,648
Utilities – Telephone – 3.92%		
British Telecommunications Public Limited Company,		
8.375%, 12–15–10	2,000	2,401,718
Deutsche Telekom International Finance B.V.,		
8.5%, 6–15–10	2,500	2,978,433
Pacific Bell,		
7.25%, 11–1–27	750	813,821
Sprint Capital Corporation,		
6.125%, 11–15–08	1,500	1,608,636
Telefonos de Mexico, S.A. de C.V.,		
4.5%, 11–19–08	750	754,998
		8,557,606
TOTAL CORPORATE DEBT SECURITIES – 49.53%		$108,044,970
(Cost: $103,847,524)		
OTHER GOVERNMENT SECURITIES		
Canada – 1.48%		
Hydro-Quebec,		
8.05%, 7–7–24	1,000	1,355,152
Province de Quebec,		
7.14%, 2–27–26	1,500	1,869,573
		3,224,725
Supranational – 0.54%		
Inter-American Development Bank,		
8.4%, 9–1–09	1,000	1,184,908
TOTAL OTHER GOVERNMENT SECURITIES – 2.02%		$ 4,409,633
(Cost: $3,570,965)		

See Notes to Schedule of Investments on page 54.

The Investments of Bond Portfolio

December 31, 2004

UNITED STATES GOVERNMENT SECURITIES	Principal Amount in Thousands	Value
Agency Obligations – 4.09%		
Federal Home Loan Bank,		
5.375%, 5–15–19	$ 2,600	$ 2,688,811
Federal Home Loan Mortgage Corporation,		
3.25%, 2–25–08	2,000	1,985,878
Tennessee Valley Authority:		
4.875%, 12–15–16	3,000	3,158,982
5.88%, 4–01–36	1,000	1,096,884
		8,930,555
Mortgage-Backed Obligations – 26.17%		
Federal Home Loan Mortgage Corporation		
Agency REMIC/CMO:		
5.5%, 3–15–14	2,173	2,243,395
4.0%, 5–15–16	1,282	1,283,974
4.0%, 10–15–16	1,712	1,712,289
5.0%, 7–15–19	1,929	1,908,866
6.5%, 11–25–21	468	472,605
5.0%, 5–15–23	1,500	1,470,036
5.5%, 4–15–24 (Interest Only)	4,694	528,919
5.5%, 4–15–24 (Interest Only)	2,524	227,287
6.0%, 3–15–29	623	644,098
5.0%, 7–15–29 (Interest Only)	2,530	372,651
7.5%, 9–15–29	740	805,967
4.0%, 2–15–30	500	491,260
4.25%, 3–15–31	1,021	1,017,622
Federal Home Loan Mortgage Corporation		
Fixed Rate Participation Certificates:		
4.0%, 12–1–08	2,311	2,321,124
6.0%, 11–1–28	1,018	1,055,353
7.0%, 5–1–31	159	168,993
6.5%, 10–1–31	242	254,263
6.5%, 11–1–31	386	405,193
6.0%, 2–1–32	591	611,166
6.5%, 6–1–32	439	460,521
Federal Home Loan Mortgage Corporation		
Non-Agency REMIC/CMO,		
5.5%, 12–15–13 (Interest Only)	664	159,387

See Notes to Schedule of Investments on page 54.

The Investments of Bond Portfolio

December 31, 2004

UNITED STATES GOVERNMENT SECURITIES (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Agency		
REMIC/CMO:		
5.0%, 3–25–18	$ 3,500	$ 3,530,072
5.0%, 3–25–18 (Interest Only).	1,776	172,678
5.0%, 6–25–18	2,173	2,213,417
4.5%, 8–25–18	2,500	2,517,493
5.5%, 2–25–32	1,500	1,536,834
4.0%, 11–25–32	1,483	1,472,191
4.0%, 3–25–33	1,279	1,268,691
3.5%, 8–25–33	2,027	1,964,292
Federal National Mortgage Association		
Fixed Rate Pass-Through Certificates:		
4.0%, 1–1–11	2,585	2,571,150
5.5%, 1–1–17	1,525	1,578,191
6.0%, 1–1–17	775	812,232
5.5%, 7–1–17	406	420,266
5.0%, 3–1–18	1,458	1,483,440
4.0%, 11–1–18	1,556	1,521,415
5.5%, 10–1–23	1,185	1,207,243
5.0%, 4–1–24	3,738	3,753,779
7.0%, 6–1–24	217	231,643
6.0%, 12–1–28	300	311,127
6.5%, 3–1–33	842	883,780
Government National Mortgage Association		
Agency REMIC/CMO:		
5.5%, 6–20–28 (Interest Only).	4,985	578,799
5.0%, 1–20–32	1,171	1,184,107
Government National Mortgage Association		
Fixed Rate Pass-Through Certificates:		
7.5%, 7–15–23	95	102,587
7.5%, 12–15–23	253	273,735
8.0%, 9–15–25	116	126,271
7.0%, 7–20–27	36	38,229
7.0%, 8–20–27	97	102,701
6.5%, 7–15–28	454	479,199
6.5%, 5–15–29	191	201,559
7.5%, 7–15–29	64	68,717
7.75%, 10–15–31	301	319,791
Government National Mortgage Association		
Non-Agency REMIC/CMO,		
4.0%, 1–16–30	704	700,342

See Notes to Schedule of Investments on page 54.

The Investments of Bond Portfolio

December 31, 2004

UNITED STATES GOVERNMENT SECURITIES (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
United States Department of Veterans Affairs,		
Guaranteed Remic Pass-Through Certificates,		
Vendee Mortgage Trust:		
2001–3 Class G,		
6.5%, 4–15–27	$ 500	$ 514,086
2002–1 Class 2-G,		
6.5%, 10–15–25	1,750	1,790,901
2003–2 Class D,		
5.0%, 11–15–23	1,000	1,017,067
2003–2 Class E,		
5.0%, 12–15–25	1,500	1,516,182
		57,079,176
Treasury Obligations – 16.18%		
United States Treasury Bond,		
6.125%, 11–15–27	4,500	5,255,685
United States Treasury Notes:		
3.5%, 11–15–06	10,000	10,084,380
5.5%, 2–15–08	6,500	6,926,056
5.0%, 2–15–11	12,250	13,031,415
		35,297,536
TOTAL UNITED STATES GOVERNMENT SECURITIES – 46.44%		$101,307,267
(Cost: $100,669,204)		
TOTAL SHORT-TERM SECURITY – 0.99%		$ 2,172,741
(Cost: $2,172,741)		
TOTAL INVESTMENT SECURITIES – 98.98%		$215,934,611
(Cost: $210,260,434)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.02%		2,221,311
NET ASSETS – 100.00%		$218,155,922

Notes to Schedule of Investments

(A) Principal amounts are denominated in the indicated foreign currency, where applicable (EUR – Euro).

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2004, the total value of these securities amounted to $8,666,175 or 3.97% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

BOND PORTFOLIO
December 31, 2004
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $210,260) (Notes 1 and 3)	$215,935
Cash	1
Receivables:	
Interest	2,259
Portfolio shares sold	46
Prepaid and other assets	—*
Total assets	218,241

LIABILITIES

Payable to Portfolio shareholders	53
Accrued accounting and administrative services fees (Note 2)	7
Accrued management fee (Note 2)	3
Accrued service fee (Note 2)	2
Accrued shareholder servicing (Note 2)	2
Other	18
Total liabilities	85
Total net assets	$218,156

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 40
Additional paid-in capital	212,438
Accumulated undistributed income:	
Accumulated undistributed net investment income	—*
Accumulated undistributed net realized gain	
on investment transactions	—*
Net unrealized appreciation in value of investments	5,678
Net assets applicable to outstanding units of capital	$218,156
Net asset value, redemption and offering price per share	$ 5.4762
Capital shares outstanding	39,837
Capital shares authorized	90,000

*Not shown due to rounding.

Statement of Operations

BOND PORTFOLIO
For the Fiscal Year Ended December 31, 2004
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):

Interest and amortization:	$10,895

Expenses (Note 2):

Investment management fee	1,174
Service fee	559
Accounting and administrative services fees	86
Shareholder servicing	15
Custodian fees	13
Legal fees	10
Audit fees	9
Other	34
Total expenses	1,900
Net investment income	8,995

REALIZED AND UNREALIZED GAIN

(LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities	2,587
Realized net gain on foreign currency transactions	291
Realized net gain on investments	2,878
Unrealized depreciation in value of investments during the period	(3,449)
Net loss on investments	(571)
Net increase in net assets resulting from operations	$ 8,424

See Notes to Financial Statements.

Statement of Changes in Net Assets

BOND PORTFOLIO
(In Thousands)

	For the fiscal year ended December 31,	
	2004	**2003**
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income.	$ 8,995	$ 10,604
Realized net gain on investments	2,878	1,700
Unrealized depreciation	(3,449)	(2,037)
Net increase in net assets resulting from operations	8,424	10,267
Dividends to shareholders from (Note 1E):[1]		
Net investment income.	(9,286)	(10,753)
Realized gains on investment transactions.	(2,436)	—
	(11,722)	(10,753)
Capital share transactions[2].	(13,851)	(11,697)
Total decrease	(17,149)	(12,183)
NET ASSETS		
Beginning of period	235,305	247,488
End of period	$218,156	$235,305
Undistributed net investment income	$ —*	$ —*

(1) See "Financial Highlights" on page 58.

(2) Shares issued from sale of shares.	2,644	7,957
Shares issued from reinvestment of dividend and/or capital gains distribution	2,141	1,930
Shares redeemed	(7,186)	(11,818)
Decrease in outstanding capital shares.	(2,401)	(1,931)
Value issued from sale of shares	$ 14,987	$ 45,312
Value issued from reinvestment of dividend and/or capital gains distribution	11,722	10,753
Value redeemed.	(40,560)	(67,762)
Decrease in outstanding capital	$ (13,851)	$ (11,697)

*Not shown due to rounding.

See Notes to Financial Statements.

Financial Highlights

BOND PORTFOLIO

For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Net asset value, beginning of period.	$5.5710	$5.6032	$5.3615	$5.2308	$5.0497
Income (loss) from investment operations:					
Net investment income. . . .	0.2463	0.2667	0.2396	0.2585	0.3172
Net realized and unrealized gain (loss) on investments	(0.0302)	(0.0322)	0.2417	0.1306	0.1811
Total from investment operations	0.2161	0.2345	0.4813	0.3891	0.4983
Less distributions from:					
Net investment income. . . .	(0.2463)	(0.2667)	(0.2396)	(0.2584)	(0.3172)
Capital gains	(0.0646)	(0.0000)	(0.0000)	(0.0000)	(0.0000)
Total distributions.	(0.3109)	(0.2667)	(0.2396)	(0.2584)	(0.3172)
Net asset value, end of period.	$5.4762	$5.5710	$5.6032	$5.3615	$5.2308
Total return	3.88%	4.18%	8.98%	7.47%	9.83%
Net assets, end of period (in millions)	$218	$235	$247	$171	$117
Ratio of expenses to average net assets	0.85%	0.84%	0.83%	0.83%	0.84%
Ratio of net investment income to average net assets	4.16%	4.26%	4.92%	5.49%	6.08%
Portfolio turnover rate	47%	53%	34%	29%	33%

See Notes to Financial Statements.

Manager's Discussion of Core Equity Portfolio

December 31, 2004



An interview with James D. Wineland, CFA, portfolio manager of W&R Target Funds, Inc. – Core Equity Portfolio

The following discussion, graphs and tables provide you with information regarding the Portfolio's performance for the fiscal year ended December 31, 2004. Please note that the Portfolio's performance data does not take into account any expenses or charges associated with owning a variable life or annuity policy invested in the W&R Target Funds, Inc.

How did the Portfolio perform during the last fiscal year?

The Portfolio performed fairly well on an absolute basis, outperforming its peer group, although it underperformed its benchmark index. The Portfolio increased 9.57 percent during the period, compared with the S&P 500 Index (reflecting the performance of securities that generally represent the stock market), which increased 10.88 percent for the same period, and the Lipper Variable Annuity Large-Cap Core Funds Universe Average (reflecting the universe of funds with similar investment objectives), which increased 8.60 percent during the period.

Why did the Portfolio lag its benchmark index during the fiscal year?

We believe that the Portfolio's performance was particularly hindered by the poor performance of a certain few of our individual holdings. On the positive side, the Portfolio benefited from our decision to maintain a heavy emphasis on energy-related stocks, which contributed meaningfully to overall return.

What other market conditions or events influenced the Portfolio's performance during the fiscal year?

Overall, 2004 saw large increases in the prices of energy, metals, chemicals and other commodities. The turmoil in Iraq, the U.S. presidential election, and continued global concerns regarding terrorism were all issues that influenced the stock market. Generally, despite some challenges, the global economy performed well. Moderate growth in Gross Domestic Product (GDP) during the year, with modest Consumer Price Index inflation, characterized the U.S. economy.

What strategies and techniques did you employ that specifically affected the Portfolio's performance?

We emphasized energy, aerospace/defense, machinery, chemicals, leisure and specialty and discount retailers during the period. We also maintained below-benchmark weightings in telecommunications, financial services and utility sectors.

We continue to feel that the energy sector represents a very important long-term investment opportunity. Supply of conventional oil and natural gas appears to be meeting increasingly difficult barriers to growth. Conversely, global demand for these resources is experiencing steady growth. Many believe that one possible answer to this supply/demand problem is to utilize alternative energy sources such as solar, wind, liquid natural gas or fuel cells. We believe that each of these alternatives (and others) offers potential. However, we feel that the mere size of the oil and natural gas markets, along with the huge reliance of the world's economy on the petroleum infrastructure, simply cannot be altered quickly. We thus do not believe that the rise in energy prices in the past year is a cyclical phenomenon that will soon pass. We believe that the market likely will continue to be volatile, and that geopolitical events likely will continue to cause commodity prices to both rise and fall. However, for the next several years, we think energy is likely to be an excellent place for us to invest.

What industries or sectors look attractive to you going forward?

Along with energy, we see enormous potential in the health care and travel/vacation/leisure sectors. The demographic forces behind these two large investment themes appear to us to be very powerful. Managed care, drug distribution, medical technology, biotech and conventional large pharmaceuticals are likely to be well represented in the portfolio going forward. Hotels, gaming, cruise lines and other vacation/recreation stocks also are areas that we find very compelling. Our technology investments likely will continue to be centered on what we feel are the leading companies involved with the "digital home" and the products, services and components that facilitate the wireless world. Finally, we anticipate that we will continue to invest in basic industry stocks (machinery, chemicals, metals, capital goods) that we believe should benefit from expanding global demand for basic infrastructure requirements, such as water systems, electric grid expansion, highways, airports, harbor facilities and refineries. These primary sectors are likely to be part of the Portfolio as we move through the new year.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

———	W&R Target Core Equity Portfolio[1]	$25,368
— — –	S&P 500 Index	$31,272
– – –	Lipper Variable Annuity Large-Cap Core Funds Universe Average	$26,398



(1) The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

1-year period ended 12-31-04	9.57%
5-year period ended 12-31-04	−1.31%
10-year period ended 12-31-04	9.76%

(2) **Performance data quoted represents past performance and current performance may be lower or higher. Investment return and principal value will fluctuate and an investor's shares, when redeemed, may be worth more or less than their original cost.**

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. Performance data quoted does not take into account any expenses or charges associated with owning a variable life or annuity policy invested in the W&R Target Funds, Inc.

The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

SHAREHOLDER SUMMARY OF CORE EQUITY PORTFOLIO

Portfolio Highlights

On December 31, 2004, W&R Target Core Equity Portfolio had net assets totaling $737,092,467 invested in a diversified portfolio of:

95.97%	**Common Stocks**
4.03%	**Cash and Cash Equivalents**

As a shareholder of the Portfolio, for every $100 you had invested on December 31, 2004, your Portfolio owned:



	Energy Stocks.	$18.94
	Technology Stocks	$17.48
	Health Care Stocks	$12.57
	Financial Services Stocks	$ 6.81
	Retail Stocks	$ 6.10
	Consumer Services Stocks	$ 5.32
	Raw Materials Stocks.	$ 5.02
	Consumer Nondurables Stocks	$ 4.86
	Capital Goods Stocks.	$ 4.84
	Utilities Stocks	$ 4.70
	Cash and Cash Equivalents	$ 4.03
	Multi-Industry Stocks	$ 3.94
	Transportation Stocks.	$ 3.60
	Business Equipment and Services Stocks . .	$ 1.79

The Investments of Core Equity Portfolio

December 31, 2004

COMMON STOCKS	Shares	Value
Aircraft – 3.56%		
Lockheed Martin Corporation	281,450	$ 15,634,547
United Technologies Corporation	102,650	10,608,878
		26,243,425
Aluminum – 0.97%		
Alcoa Incorporated	227,700	7,154,334
Banks – 2.57%		
Citigroup Inc.	158,900	7,655,802
U.S. Bancorp	243,050	7,612,326
Wells Fargo & Company	58,650	3,645,097
		18,913,225
Beverages – 2.30%		
Anheuser-Busch Companies, Inc.	50,500	2,561,865
Coca-Cola Company (The)	174,475	7,263,394
PepsiCo, Inc.	136,000	7,099,200
		16,924,459
Broadcasting – 2.63%		
Comcast Corporation, Class A Special*	275,800	9,071,062
Liberty Media Corporation, Class A*	936,200	10,279,476
		19,350,538
Capital Equipment – 4.67%		
Caterpillar Inc.	100,550	9,804,630
Deere & Company	233,600	17,379,840
Illinois Tool Works Inc.	78,250	7,252,210
		34,436,680
Chemicals – Petroleum and Inorganic – 1.08%		
du Pont (E.I.) de Nemours and Company	162,400	7,965,720
Chemicals – Specialty – 2.40%		
Air Products and Chemicals, Inc.	305,750	17,724,328
Communications Equipment – 1.26%		
Cisco Systems, Inc.*	479,700	9,253,413
Computers – Micro – 4.65%		
Apple Computer, Inc.*	307,600	19,803,288
Dell Inc.*	344,100	14,502,095
		34,305,383
Computers – Peripherals – 4.25%		
Microsoft Corporation	500,440	13,369,255
SAP Aktiengesellschaft, ADR	405,500	17,927,155
		31,296,410

See Notes to Schedule of Investments on page 66.

The Investments of Core Equity Portfolio

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Cosmetics and Toiletries – 0.29%		
Avon Products, Inc.	55,500	$ 2,147,850
Defense – 0.48%		
General Dynamics Corporation	34,000	3,556,400
Electronic Components – 2.77%		
Analog Devices, Inc.	107,450	3,967,054
Intel Corporation	378,290	8,857,660
Texas Instruments Incorporated	307,800	7,578,036
		20,402,750
Electronic Instruments – 0.51%		
Applied Materials, Inc.*	217,650	3,722,903
Food and Related – 1.49%		
Kellogg Company*	246,400	11,004,224
Health Care – Drugs – 6.02%		
Amgen Inc.*	119,690	7,678,712
Gilead Sciences, Inc.*	203,600	7,124,982
Novartis AG, Registered Shares (A)	208,650	10,474,544
Pfizer Inc.	709,635	19,082,085
		44,360,323
Health Care – General – 2.20%		
Wyeth	381,450	16,245,956
Hospital Supply and Management – 4.35%		
Aetna Inc.	37,630	4,694,342
Caremark Rx, Inc.*	61,100	2,409,173
Guidant Corporation	86,000	6,200,600
Medtronic, Inc.	207,950	10,328,877
UnitedHealth Group Incorporated.	45,200	3,978,956
WellPoint, Inc.*	38,700	4,450,500
		32,062,448
Hotels and Gaming – 1.80%		
Marriott International, Inc., Class A	188,950	11,900,071
Wynn Resorts, Limited*	20,800	1,391,832
		13,291,903
Household – General Products – 0.78%		
Colgate-Palmolive Company	112,100	5,735,036

See Notes to Schedule of Investments on page 66.

The Investments of Core Equity Portfolio

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Insurance – Property and Casualty – 2.25%		
Berkshire Hathaway Inc., Class B*.	5,655	$ 16,603,080
Leisure Time Industry – 0.89%		
Carnival Corporation	113,400	6,535,242
Mining – 0.57%		
Phelps Dodge Corporation.	42,800	4,233,776
Multiple Industry – 3.94%		
General Electric Company	718,800	26,236,200
Las Vegas Sands, Inc.*	58,300	2,798,400
		29,034,600
Non-Residential Construction – 0.17%		
Fluor Corporation	23,400	1,275,534
Petroleum – International – 9.82%		
Anadarko Petroleum Corporation	350,040	22,686,092
BP p.l.c., ADR	63,300	3,696,720
Burlington Resources Inc.	557,700	24,259,950
Exxon Mobil Corporation	424,576	21,763,766
		72,406,528
Petroleum – Services – 9.12%		
Baker Hughes Incorporated	566,650	24,178,955
Nabors Industries Ltd.*	155,300	7,965,337
Schlumberger Limited	219,150	14,672,093
Smith International, Inc.*	64,100	3,487,681
Transocean Inc.*.	104,700	4,438,233
Weatherford International Ltd.*	243,700	12,501,810
		67,244,109
Railroad – 1.11%		
Union Pacific Corporation	121,600	8,177,600
Retail – General Merchandise – 4.93%		
Costco Wholesale Corporation	364,750	17,670,314
Kohl's Corporation*	156,300	7,685,271
Wal-Mart Stores, Inc.	208,000	10,986,560
		36,342,145
Retail – Specialty Stores – 1.17%		
Best Buy Co., Inc.	144,750	8,601,045
Security and Commodity Brokers – 1.99%		
Goldman Sachs Group, Inc. (The).	140,650	14,633,226

See Notes to Schedule of Investments on page 66.

The Investments of Core Equity Portfolio

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Timesharing and Software – 1.79%		
eBay Inc.*	113,400	$ 13,188,987
Trucking and Shipping – 2.49%		
United Parcel Service, Inc., Class B	215,100	18,382,446
Utilities – Electric – 1.52%		
Dominion Resources, Inc.	165,700	11,224,518
Utilities – Telephone – 3.18%		
Sprint Corporation	169,000	4,199,650
Vodafone Group Plc, ADR	702,250	19,227,605
		23,427,255
TOTAL COMMON STOCKS – 95.97%		$707,407,799
(Cost: $523,556,639)		
TOTAL SHORT-TERM SECURITIES – 4.47%		$ 32,929,980
(Cost: $32,929,980)		
TOTAL INVESTMENT SECURITIES – 100.44%		$740,337,779
(Cost: $556,486,619)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.44%)		(3,245,312)
NET ASSETS – 100.00%		$737,092,467

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

CORE EQUITY PORTFOLIO
December 31, 2004
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $556,487) (Notes 1 and 3)	$ 740,338
Cash	1
Receivables:	
Dividends and interest	912
Portfolio shares sold	123
Total assets	741,374

LIABILITIES

Payable for investment securities purchased	4,123
Payable to Portfolio shareholders	61
Accrued accounting and administrative services fees (Note 2)	14
Accrued management fee (Note 2)	14
Accrued shareholder servicing (Note 2)	7
Accrued service fee (Note 2)	5
Other	58
Total liabilities	4,282
Total net assets	$ 737,092

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 72
Additional paid-in capital	728,009
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(—)*
Accumulated undistributed net realized	
loss on investment transactions	(174,843)
Net unrealized appreciation in value of investments	183,854
Net assets applicable to outstanding units of capital	$ 737,092
Net asset value, redemption and offering price per share	$ 10.2369
Capital shares outstanding	72,004
Capital shares authorized	180,000

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

CORE EQUITY PORTFOLIO
For the Fiscal Year Ended December 31, 2004
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $59)	$11,170
Interest and amortization	434
Total income	11,604

Expenses (Note 2):

Investment management fee	5,009
Service fee	1,789
Accounting and administrative services fees	168
Shareholder servicing	47
Legal fees	32
Custodian fees	29
Audit fees	13
Other	107
Total expenses	7,194
Net investment income	4,410

REALIZED AND UNREALIZED GAIN

(LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities	31,572
Realized net gain on foreign currency transactions	38
Realized net loss on written options	(862)
Realized net gain on investments	30,748
Unrealized appreciation in value of investments during the period	29,667
Net gain on investments	60,415
Net increase in net assets resulting from operations	$64,825

See Notes to Financial Statements.

Statement of Changes in Net Assets
CORE EQUITY PORTFOLIO
(In Thousands)

	For the fiscal year ended December 31,	
	2004	**2003**
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 4,410	$ 5,135
Realized net gain (loss) on investments	30,748	(3,571)
Unrealized appreciation	29,667	106,184
Net increase in net assets resulting from operations	64,825	107,748
Dividends to shareholders from (Note 1E):[1]		
Net investment income	(4,448)	(5,146)
Realized gains on investment transactions	—	—
	(4,448)	(5,146)
Capital share transactions[2]	(59,470)	(16,108)
Total increase	907	86,494
NET ASSETS		
Beginning of period	736,185	649,691
End of period	$ 737,092	$736,185
Undistributed net investment income (loss)	$ (—)*	$ —*

(1)See "Financial Highlights" on page 70.

(2) Shares issued from sale of shares	2,968	8,534
Shares issued in connection with merger of Advantus Core Equity Portfolio	—	2,418
Shares issued from reinvestment of dividend	434	548
Shares redeemed	(9,719)	(13,666)
Decrease in outstanding capital shares.	(6,317)	(2,166)
Value issued from sale of shares	$ 28,125	$ 71,615
Value issued in connection with merger of Advantus Core Equity Portfolio	—	21,243
Value issued from reinvestment of dividend	4,448	5,146
Value redeemed	(92,043)	(114,112)
Decrease in outstanding capital	$ (59,470)	$ (16,108)

*Not shown due to rounding.

See Notes to Financial Statements.

Financial Highlights

CORE EQUITY PORTFOLIO

For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Net asset value, beginning of period......	$ 9.3996	$8.0720	$10.3608	$12.2027	$12.9609
Income (loss) from investment operations:					
Net investment income............	0.0622	0.0662	0.0476	0.0231	0.0376
Net realized and unrealized gain (loss) on investments	0.8373	1.3276	(2.2888)	(1.8418)	1.1650
Total from investment operations	0.8995	1.3938	(2.2412)	(1.8187)	1.2026
Less distributions from:					
Net investment income...	(0.0622)	(0.0662)	(0.0476)	(0.0229)	(0.0360)
Capital gains	(0.0000)	(0.0000)	(0.0000)	(0.0003)	(1.9248)
Total distributions..........	(0.0622)	(0.0662)	(0.0476)	(0.0232)	(1.9608)
Net asset value, end of period...........	$10.2369	$9.3996	$ 8.0720	$10.3608	$12.2027
Total return	9.57%	17.27%	−21.63%	−14.91%	9.28%
Net assets, end of period (in millions)	$737	$736	$650	$913	$1,084
Ratio of expenses to average net assets	1.01%	1.00%	0.99%	0.98%	0.98%
Ratio of net investment income to average net assets..............	0.62%	0.78%	0.50%	0.21%	0.28%
Portfolio turnover rate	54%	49%	38%	31%	49%

See Notes to Financial Statements.

Manager's Discussion of Dividend Income Portfolio

December 31, 2004



An interview with David P. Ginther, CPA, portfolio manager of W&R Target Funds, Inc. – Dividend Income Portfolio

The following discussion, graphs and tables provide you with information regarding the Portfolio's performance for the fiscal year ended December 31, 2004. Please note that the Portfolio's performance data does not take into account any expenses or charges associated with owning a variable life or annuity policy invested in the W&R Target Funds, Inc.

How did the Portfolio perform during the last fiscal year?

The Portfolio underperformed its benchmark index, as it increased 9.96 percent during the period. In comparison, the Russell 1000 Index (the index that generally reflects the performance of the large cap sector of the stock market) increased 11.40 percent, while the Lipper Variable Annuity Equity Income Funds Universe Average (generally reflecting the performance of the universe of funds with similar investment objectives) increased 13.65 percent.

Why did the Portfolio lag its benchmark index during the fiscal year?

The Portfolio's overall performance was negatively affected by specific positions in health care stocks, which performed poorly during last year. Overall, we focused on what we believed were high quality, large capitalization companies with strong cash flow that we felt could grow their dividends over time. On the positive side, we feel performance was enhanced by our overweight positions in the energy and industrial cyclical sectors. Energy stocks benefited from tight long-term supply and demand fundamentals in oil that have allowed oil prices to remain higher than expected. Basic industry stocks benefited from strong demand for commodities in China. Also affecting performance overall was the fact that dividend-paying stocks in the S&P 500 Index slightly outperformed the non-dividend payers for the first time in three years.

What other market conditions or events influenced the Portfolio's performance during the fiscal year?

The financial markets positively benefited from the strong economic recovery in the U.S. and an accompanying acceleration in corporate profits. Low interest rates and what we believe are positive economic policies continue to exist as we head into 2005. The markets were affected in the first half of the fiscal year by higher energy costs and a related impact on corporate profits and consumer spending. In the fourth quarter, we saw the financial markets improve as energy prices peaked and then began to move lower. Also, the conclusion of the U.S. presidential election appeared to boost investor confidence. By year-end, inflation generally remained in check, despite materially higher energy prices.

What strategies and techniques did you employ that specifically affected the Portfolio's performance?

Our strategy allows us to focus on large capitalization, quality companies that we feel are in a position to accelerate their dividend payout ratio in the future. We looked for companies with a strong balance sheet that appear to be leaders in their industry. We believe companies that can continue to grow earnings and increase cash flow likely will increase their dividend payout ratio. During the fiscal year, we looked for stocks that we felt would be in a position to benefit from a sustained economic recovery in the U.S., as well as those that potentially could benefit from the robust growth associated with China's economy. We continue to attempt to position the Portfolio to take advantage of the attractive fundamentals associated with commodities due to global economic growth, especially in China.

What industries or sectors did you emphasize during the fiscal year, and what looks attractive to you going forward?

With concerns about rising energy and commodity prices, and the parallel effect on consumers and inflation, we maintained a conservative position during the period. The Portfolio focused on energy and industrial cyclical sectors, as mentioned, and we underweighted the technology and consumer discretionary sectors. We continue to focus on stocks with a yield that is equal to or higher than the market, and with fundamentals that potentially could allow an increase in dividend payouts. We continue to maintain an overweight position in energy and basic industry cyclical stocks. We believe that oil and natural gas prices likely will remain elevated, compared with the last several years, due to the fact that supply remains tight and demand remains high for both oil and natural gas. We feel that energy and commodity prices likely will continue to be impacted by the growth in the Chinese economy, as China remains very important to the world economy thanks to its increasing consumption.

Going forward, we anticipate that the U.S. economy will continue to grow, but at a slightly slower pace. We think the market will have to adjust to interest rates moving higher, which could negatively affect equity valuations. Also, we believe that inflation potentially could move higher. As always, we intend to continue to focus on what we feel are high quality, dividend-paying companies with strong cash flow and a potential to increase their dividends over time.

Comparison of Change in Value of $10,000 Investment

————	W&R Target Dividend Income Portfolio[1]	$10,996
— — —	Russell 1000 Index[2].	$11,140
— — —	Lipper Variable Annuity Equity Income Funds Universe Average[2] . . .	$11,365



(1) The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

(2) Because the Portfolio commenced operations on a date other than at the end of a month, and partial month calculations of the performance of the above indexes (including income) are not available, investment in the indexes was effected as of December 31, 2003.

Average Annual Total Return[3]

1-year period ended 12-31-04	**9.96%**
1+year period ended 12-31-04[4]	**9.93%**

(3) **Performance data quoted represents past performance and current performance may be lower or higher. Investment return and principal value will fluctuate and an investor's shares, when redeemed, may be worth more or less than their original cost.**

(4) 12-30-03 (the initial offering date) through 12-31-04.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. Performance data quoted does not take into account any expenses or charges associated with owning a variable life or annuity policy invested in the W&R Target Funds, Inc.

The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

SHAREHOLDER SUMMARY OF DIVIDEND INCOME PORTFOLIO

Portfolio Highlights

On December 31, 2004, W&R Target Dividend Income Portfolio had net assets totaling $17,102,602 invested in a diversified portfolio of:

92.68%	**Common Stocks**
7.32%	**Cash and Cash Equivalents**

As a shareholder of the Portoflio, for every $100 you had invested on December 31, 2004, your Portfolio owned:



Energy Stocks.	$16.51
Financial Services Stocks	$16.33
Consumer Nondurables Stocks	$ 9.04
Utilities Stocks	$ 7.55
Technology Stocks	$ 7.48
Cash and Cash Equivalents	$ 7.32
Health Care Stocks	$ 7.19
Consumer Services Stocks	$ 6.31
Capital Goods Stocks	$ 5.62
Shelter Stocks.	$ 3.92
Raw Materials Stocks	$ 3.57
Transportation Stocks.	$ 3.39
Multi-Industry Stocks	$ 3.23
Miscellaneous Stocks	$ 2.54

The Investments of Dividend Income Portfolio

December 31, 2004

COMMON STOCKS	Shares	Value
Aircraft – 1.66%		
Goodrich Corporation	4,578	$ 149,426
Lockheed Martin Corporation	2,431	135,042
		284,468
Aluminum – 0.74%		
Alcoa Incorporated	4,016	126,183
Banks – 2.67%		
Bank of America Corporation	5,546	260,607
Citigroup Inc.	4,067	195,948
		456,555
Beverages – 1.34%		
Diageo plc, ADR	3,956	228,973
Business Equipment and Services – 1.43%		
Genuine Parts Company	5,545	244,313
Capital Equipment – 3.95%		
Caterpillar Inc.	3,013	293,798
Deere & Company	5,140	382,416
		676,214
Chemicals – Petroleum and Inorganic – 1.47%		
Dow Chemical Company (The)	2,603	128,875
du Pont (E.I.) de Nemours and Company	2,491	122,184
		251,059
Computers – Peripherals – 4.09%		
Microsoft Corporation	14,471	386,593
SAP Aktiengesellschaft, ADR	7,073	312,697
		699,290
Electrical Equipment – 0.74%		
Emerson Electric Co.	1,809	126,811
Electronic Components – 1.73%		
Microchip Technology Incorporated	7,127	189,721
Texas Instruments Incorporated	4,301	105,891
		295,612
Finance Companies – 2.94%		
SLM Corporation	9,403	502,026
Food and Related – 1.38%		
ConAgra Foods, Inc.	8,032	236,542

See Notes to Schedule of Investments on page 78.

The Investments of Dividend Income Portfolio

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Forest and Paper Products – 1.21%		
International Paper Company	4,943	$ 207,606
Health Care – Drugs – 3.11%		
Abbott Laboratories	5,208	242,953
Pfizer Inc.	10,756	289,229
		532,182
Health Care – General – 2.63%		
Boston Scientific Corporation*	5,926	210,669
Wyeth	5,601	238,547
		449,216
Hospital Supply and Management – 1.45%		
Medtronic, Inc.	4,981	247,406
Hotels and Gaming – 5.13%		
Harrah's Entertainment, Inc.	3,953	264,416
Mandalay Resort Group	2,113	148,819
Starwood Hotels & Resorts Worldwide, Inc.	7,935	463,404
		876,639
Household – General Products – 2.02%		
Colgate-Palmolive Company	3,370	172,409
Procter & Gamble Company (The)	3,151	173,557
		345,966
Insurance – Property and Casualty – 1.32%		
MGIC Investment Corporation	3,285	226,369
Mining – 1.36%		
Freeport-McMoRan Copper & Gold Inc., Class B.	6,082	232,515
Multiple Industry – 3.23%		
Bill Barrett Corporation*	2,050	65,579
General Electric Company	13,361	487,676
		553,255
Non-Residential Construction – 0.93%		
Fluor Corporation	2,923	159,333
Petroleum – International – 7.89%		
Anadarko Petroleum Corporation	5,444	352,826
BP p.l.c., ADR	3,351	195,698
Burlington Resources Inc.	7,278	316,593
Exxon Mobil Corporation	9,450	484,407
		1,349,524

See Notes to Schedule of Investments on page 78.

The Investments of Dividend Income Portfolio

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Petroleum – Services – 8.62%		
BJ Services Company	3,735	$ 173,827
Baker Hughes Incorporated	8,099	345,584
Patterson-UTI Energy, Inc.	15,534	301,903
Schlumberger Limited	5,256	351,889
Transocean Inc.*	4,332	183,633
Weatherford International Ltd.*	2,277	116,810
		1,473,646
Publishing – 1.18%		
Knight-Ridder, Inc.	3,000	200,820
Railroad – 0.99%		
Union Pacific Corporation	2,525	169,806
Real Estate Investment Trust – 2.71%		
Equity Office Properties Trust	3,959	115,286
ProLogis	3,395	147,105
Simon Property Group, Inc.	3,114	201,382
		463,773
Retail – General Merchandise – 1.11%		
May Department Stores Company (The)	6,452	189,689
Savings and Loans – 0.64%		
Capitol Federal Financial	3,057	110,113
Security and Commodity Brokers – 8.76%		
Chicago Mercantile Exchange Holdings Inc.	2,593	593,019
Goldman Sachs Group, Inc. (The)	1,811	188,416
Merrill Lynch & Co., Inc.	3,222	192,579
Morgan (J.P.) Chase & Co.	5,918	230,861
Morgan Stanley	3,111	172,723
New York Community Bancorp, Inc.	5,830	119,923
		1,497,521
Tobacco – 4.30%		
Altria Group, Inc.	7,740	472,914
Reynolds American Inc.	3,336	262,210
		735,124
Trucking and Shipping – 2.40%		
United Parcel Service, Inc., Class B	4,799	410,123
Utilities – Electric – 2.27%		
Dominion Resources, Inc.	2,716	183,982
Westar Energy, Inc.	8,944	204,549
		388,531
Utilities – Gas and Pipeline – 1.86%		
Kinder Morgan, Inc.	4,358	318,701

See Notes to Schedule of Investments on page 78.

The Investments of Dividend Income Portfolio

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Utilities – Telephone – 3.42%		
BellSouth Corporation	6,754	$ 187,694
SBC Communications Inc.	7,014	180,751
Vodafone Group Plc, ADR	7,889	216,001
		584,446
TOTAL COMMON STOCKS – 92.68%		$15,850,350
(Cost: $14,616,369)		

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Beverages – 4.08%		
PepsiCo, Inc.,		
2.21%, 2–1–05	$700	698,668
Cosmetics and Toiletries – 3.19%		
Gillette Company (The),		
2.15%, 1–3–05	545	544,935
Finance Companies – 4.09%		
PACCAR Financial Corp.,		
2.25%, 1–3–05	700	699,912
Multiple Industry – 4.09%		
Michigan Consolidated Gas Co.,		
2.35%, 1–3–05	700	699,909
Publishing – 4.09%		
Tribune Co.,		
2.3%, 1–28–05	700	698,792
TOTAL SHORT-TERM SECURITIES – 19.54%		$ 3,342,216
(Cost: $3,342,216)		
TOTAL INVESTMENT SECURITIES – 112.22%		$19,192,566
(Cost: $17,958,585)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (12.22%)		(2,089,964)
NET ASSETS – 100.00%		$17,102,602

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

DIVIDEND INCOME PORTFOLIO

December 31, 2004

ASSETS

Investment securities – at value (cost – $17,958,585).	$19,192,566
Cash	1,165
Receivables:	
Portfolio shares sold	113,878
Investment securities sold.	77,555
Dividends and interest	27,271
Prepaid and other assets	438
Total assets.	19,412,873

LIABILITIES

Payable for investment securities purchased	2,303,852
Accrued accounting and administrative services fees (Note 2).	1,093
Accrued service fee (Note 2)	159
Payable to Portfolio shareholders.	88
Accrued shareholder servicing (Note 2)	40
Other.	5,039
Total liabilities	2,310,271
Total net assets.	$17,102,602

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 3,130
Additional paid-in capital	15,877,900
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	12
Accumulated undistributed net realized loss	
on investment transactions	(12,421)
Net unrealized appreciation in value of investments	1,233,981
Net assets applicable to outstanding units of capital	$17,102,602
Net asset value, redemption and offering price per share	$ 5.4645
Capital shares outstanding	3,129,771
Capital shares authorized	100,000,000

See Notes to Financial Statements.

Statement of Operations

DIVIDEND INCOME PORTFOLIO

For the Fiscal Year Ended December 31, 2004

INVESTMENT INCOME

Income (Note 1B):	
Dividends (net of foreign withholding taxes of $203)	$ 128,843
Interest and amortization	13,244
Total income	142,087
Expenses (Note 2):	
Investment management fee	35,137
Custodian fees	14,767
Service fee	12,597
Accounting and administrative services fees	3,205
Legal fees	1,430
Shareholder servicing	221
Other	5,848
Total	73,205
Less voluntary waiver of investment management fee (Note 2)	(35,137)
Total expenses	38,068
Net investment income	104,019

REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net loss on investments	(12,421)
Unrealized appreciation in value of investments during the period	1,233,981
Net gain on investments	1,221,560
Net increase in net assets resulting from operations	$1,325,579

See Notes to Financial Statements.

Statement of Changes in Net Assets
DIVIDEND INCOME PORTFOLIO

	For the fiscal year ended 12-31-04	For the fiscal period from 12-30-03[1] through 12-31-03
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 104,019	$—
Realized net gain (loss) on investments	(12,421)	—
Unrealized appreciation	1,233,981	—
Net increase in net assets resulting from operations . .	1,325,579	—
Dividends to shareholders from (Note 1E):[2]		
Net investment income	(104,007)	—
Realized gains on investment transactions.	—	—
	(104,007)	—
Capital share transactions[3]	15,880,986	44
Total increase	17,102,558	44
NET ASSETS		
Beginning of period	44	—
End of period	$17,102,602	$44
Undistributed net investment income	$ 12	$—

(1)Commencement of operations.
(2)See "Financial Highlights" on page 82.

(3)Shares issued from sale of shares.	3,162,328	9
Shares issued from reinvestment of dividend	19,033	—
Shares redeemed	(51,599)	—
Increase in outstanding capital shares	3,129,762	9
Value issued from sale of shares	$16,041,117	$44
Value issued from reinvestment of dividend	104,007	—
Value redeemed.	(264,138)	—
Increase in outstanding capital.	$15,880,986	$44

See Notes to Financial Statements.

Financial Highlights

DIVIDEND INCOME PORTFOLIO

For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended 12-31-04	For the fiscal period from 12-30-03[1] through 12-31-03
Net asset value, beginning of period	$5.0000	$5.0000
Income from investment operations:		
Net investment income	0.0337	0.0000
Net realized and unrealized gain on investments	0.4645	0.0000
Total from investment operations	0.4982	0.0000
Less distributions from:		
Net investment income	(0.0337)	(0.0000)
Capital gains	(0.0000)	(0.0000)
Total distributions	(0.0337)	(0.0000)
Net asset value, end of period	$5.4645	$5.0000
Total return	9.96%	0.00%
Net assets, end of period	$17,102,602	$44
Ratio of expenses to average net assets including voluntary expense waiver	0.76%	0.00%
Ratio of net investment income to average net assets including voluntary expense waiver	2.08%	0.00%
Ratio of expenses to average net assets excluding voluntary expense waiver	1.46%	0.00%
Ratio of net investment income to average net assets excluding voluntary expense waiver	1.38%	0.00%
Portfolio turnover rate	22%	0%

(1) Commencement of operations.

See Notes to Financial Statements.

Manager's Discussion of Growth Portfolio

December 31, 2004



An interview with Philip J. Sanders, CFA, portfolio manager of W&R Target Funds, Inc. – Growth Portfolio

The following discussion, graphs and tables provide you with information regarding the Portfolio's performance for the fiscal year ended December 31, 2004. Please note that the Portfolio's performance data does not take into account any expenses or charges associated with owning a variable life or annuity policy invested in the W&R Target Funds, Inc.

How did the Portfolio perform during the last fiscal year?

The Portfolio lagged its benchmark index, as it increased 3.31 percent over the fiscal year, compared with the S&P 500 Index (reflecting the performance of securities that generally represent the stock market), which increased 10.88 percent during the same period, and the Lipper Variable Annuity Large-Cap Growth Funds Universe Average (reflecting the universe of funds with similar investment objectives), which increased 8.09 percent during the period.

Why did the Portfolio underperform its benchmark index during the fiscal year?

Large capitalization growth stocks overall experienced a difficult year relative to value-oriented strategies. In 2004, the environment was more favorable to value-oriented and smaller capitalization stocks, given some of the economic influences. We believe that the Portfolio's relative underperformance over the

past 12 months primarily can be attributed to unfavorable sector exposure due, in large part, to our growth-oriented investment style. During the fiscal year, the market's three worst performing sectors were technology, health care and consumer staples – all of which are traditional havens for growth investors. Conversely, market leadership was found in more value-oriented sectors such as energy, utilities, telecommunication services and industrials. In addition, some unfavorable stock selection likely contributed to the Portfolio's relative underperformance, particularly in the technology and health care sectors. It is important to note that strong stock selection in the financial and consumer discretionary sectors benefited Portfolio performance, although not enough to offset the aforementioned factors.

What other market conditions or events influenced the Portfolio's performance during the fiscal year?

Despite a strong rally in the fourth quarter, the market faced some significant headwinds throughout most of 2004. Specifically, persistently high energy prices, ongoing geopolitical concerns, election uncertainties and rising interest rates all combined to challenge investors' conviction regarding the sustainability of a recovery that began in 2003. This hampered performance earlier in the year when the Portfolio had a pro-cyclical tilt, emphasizing select technology and consumer cyclical companies that appeared poised to post above-average earnings growth and possibly benefit from the favorable operating leverage inherent in their business models.

What strategies and techniques did you employ that specifically affected the Portfolio's performance?

Our investment philosophy and process remain steadfast, and are based on the belief that premium long-term valuations are awarded to those companies that can generate superior levels of profitability and growth on an ongoing basis. As in past years, this process remains key to how we select stocks and evaluate potential holdings. Consequently, we continued to focus on what we believe are high quality, industry-leading companies that possess sustainable competitive advantages and are well positioned to benefit from secular trends embedded in the marketplace. Key indicators of structural advantage, in our view, include profitability measures such as profit margins and returns on capital. Macro economic factors and individual stock valuations also play a role when we evaluate prices for particular securities.

What industries or securities did you emphasize during the fiscal year, and what looks attractive to you going forward?

Areas of emphasis in 2004 included the technology, health care, financial services and consumer sectors. Given the Portfolio's growth orientation, these sectors are likely to remain key areas of focus in 2005, although our technology exposure is likely to be somewhat below the levels we had much of

last year. In our view, it is these sectors that are most likely to support superior long-term levels of profitability and growth, given their more defendable franchises, highly profitable business models and above-average secular unit growth opportunities. Although broad-based corporate profit growth continues, we feel that the market continues to face significant challenges in the form of increasing energy prices, geopolitical concerns, rising interest rates and the fading effects of past fiscal stimulus. Offsetting these concerns, however, are low absolute levels of interest rates and very strong corporate balance sheets. Furthermore, since capital spending and hiring trends have been relatively muted during the recent economic recovery, we believe that any slowdown in economic activity is likely to be relatively shallow and short-lived. Consequently, our current expectation is that the economy will continue to expand at a modest rate throughout 2005.

As the economic recovery matures and earnings momentum moderates, we believe quality and sustainability will move to the forefront of investors' minds. We feel that this environment will in all likelihood be more beneficial to our style of investing. We have reduced the cyclical exposure of the Portfolio (primarily technology) over the past year, while emphasizing what we feel are more consistent, sustainable growth opportunities in the health care, consumer and financial services sectors. As always, we remain focused on what we believe are dominant, high quality, structurally advantaged companies that we feel are well positioned to generate sustained levels of profitability and growth.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

———	W&R Target Growth Portfolio[1]	$28,122
— — —	S&P 500 Index	$31,272
– – –	Lipper Variable Annuity Large-Cap Growth Funds Universe Average . . .	$25,838



(1) The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

1-year period ended 12-31-04	3.31%
5-year period ended 12-31-04	–2.76%
10-year period ended 12-31-04	10.89%

(2) **Performance data quoted represents past performance and current performance may be lower or higher. Investment return and principal value will fluctuate and an investor's shares, when redeemed, may be worth more or less than their original cost.**

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. Performance data quoted does not take into account any expenses or charges associated with owning a variable life or annuity policy invested in the W&R Target Funds, Inc.

The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

SHAREHOLDER SUMMARY OF GROWTH PORTFOLIO

Portfolio Highlights

On December 31, 2004, W&R Target Growth Portfolio had net assets totaling $1,252,141,935 invested in a diversified portfolio of:

96.75%	Common Stocks and Warrants
3.25%	Cash and Cash Equivalents

As a shareholder of the Portfolio, for every $100 you had invested on December 31, 2004, your Portfolio owned:



■	Technology Stocks	$19.50
■	Health Care Stocks.	$16.79
■	Financial Services Stocks	$16.09
■	Business Equipment and Services Stocks .	$10.95
■	Retail Stocks	$ 7.16
■	Multi-Industry Stocks	$ 5.66
☐	Consumer Nondurables Stocks.	$ 4.61
■	Consumer Services Stocks	$ 4.55
■	Energy Stocks.	$ 4.47
■	Consumer Durables Stocks.	$ 3.69
■	Miscellaneous Stocks	$ 3.28
☐	Cash and Cash Equivalents	$ 3.25

The Investments of Growth Portfolio

December 31, 2004

COMMON STOCKS AND WARRANTS	Shares	Value
Air Transportation – 1.22%		
FedEx Corporation	155,000	$ 15,265,950
Aircraft – 2.01%		
Lockheed Martin Corporation	219,600	12,198,780
United Technologies Corporation	125,000	12,918,750
		25,117,530
Apparel – 1.81%		
Coach, Inc.*	226,400	12,768,960
NIKE, Inc., Class B	109,300	9,912,417
		22,681,377
Banks – 1.05%		
Citigroup Inc.	273,800	13,191,684
Business Equipment and Services – 4.85%		
Cintas Corporation	200,000	8,761,000
First Data Corporation	449,050	19,102,587
Robert Half International Inc.	435,000	12,802,050
Staples, Inc.	594,600	20,046,939
		60,712,576
Chemicals – Specialty – 0.54%		
Praxair, Inc.	153,000	6,754,950
Communications Equipment – 1.40%		
Cisco Systems, Inc.*	910,584	17,565,165
Computers – Micro – 4.88%		
Apple Computer, Inc.*	378,500	24,367,830
Dell Inc.*	871,740	36,739,482
		61,107,312
Computers – Peripherals – 7.31%		
Lexmark International, Inc.*	136,300	11,585,500
Microsoft Corporation	1,891,900	50,542,109
Oracle Corporation*	1,115,000	15,303,375
SAP Aktiengesellschaft, ADR	319,800	14,138,358
		91,569,342

See Notes to Schedule of Investments on page 90.

The Investments of Growth Portfolio

December 31, 2004

COMMON STOCKS AND WARRANTS (Continued)	Shares	Value
Consumer Electronics – 0.76%		
Harman International Industries, Incorporated	75,000	$ 9,525,000
Cosmetics and Toiletries – 1.81%		
Avon Products, Inc.	277,100	10,723,770
Estee Lauder Companies Inc. (The), Class A	259,800	11,891,046
		22,614,816
Defense – 1.17%		
General Dynamics Corporation	140,300	14,675,380
Electronic Components – 2.73%		
Linear Technology Corporation	227,200	8,807,408
Maxim Integrated Products, Inc.	193,172	8,187,595
Microchip Technology Incorporated	643,600	17,132,632
		34,127,635
Finance Companies – 3.75%		
SLM Corporation	879,400	46,951,166
Health Care – Drugs – 5.53%		
Alcon, Inc.	172,100	13,871,260
Allergan, Inc.	175,000	14,187,250
Genentech, Inc.*	170,000	9,254,800
Gilead Sciences, Inc.*	460,000	16,097,700
Pfizer Inc.	590,835	15,887,553
		69,298,563
Health Care – General – 6.34%		
Biomet, Inc.	292,700	12,695,862
Boston Scientific Corporation*	354,800	12,613,140
DENTSPLY International Inc.	160,000	8,991,200
Johnson & Johnson	290,000	18,391,800
Zimmer Holdings, Inc.*	333,400	26,712,008
		79,404,010
Hospital Supply and Management – 4.92%		
Guidant Corporation	172,600	12,444,460
Medtronic, Inc.	486,900	24,184,323
UnitedHealth Group Incorporated	283,800	24,982,914
		61,611,697
Hotels and Gaming – 1.54%		
Starwood Hotels & Resorts Worldwide, Inc.	330,000	19,272,000

See Notes to Schedule of Investments on page 90.

The Investments of Growth Portfolio

December 31, 2004

COMMON STOCKS AND WARRANTS (Continued)	Shares	Value
Household – General Products – 0.99%		
Procter & Gamble Company (The)	225,200	$ 12,404,016
Leisure Time Industry – 3.01%		
Carnival Corporation	655,000	37,747,650
Motor Vehicle Parts – 1.29%		
Danaher Corporation	280,400	16,097,764
Motor Vehicles – 1.64%		
Harley-Davidson, Inc.	337,900	20,527,425
Multiple Industry – 5.66%		
3M Company	70,000	5,744,900
General Electric Company	1,206,400	44,033,600
Google Inc., Class A*	90,200	17,402,737
Las Vegas Sands, Inc.*	75,000	3,600,000
Lucent Technologies Inc., Warrants*	22,794	36,015
		70,817,252
Petroleum – Services – 4.47%		
Baker Hughes Incorporated	253,900	10,833,913
Schlumberger Limited	340,000	22,763,000
Smith International, Inc.*	411,400	22,384,274
		55,981,187
Retail – Food Stores – 1.90%		
Walgreen Co.	621,800	23,858,466
Retail – General Merchandise – 2.10%		
Costco Wholesale Corporation	405,900	19,663,826
Kohl's Corporation*	135,000	6,637,950
		26,301,776
Retail – Specialty Stores – 3.16%		
Best Buy Co., Inc.	158,360	9,409,751
Home Depot, Inc. (The)	704,997	30,131,572
		39,541,323
Security and Commodity Brokers – 11.29%		
American Express Company	110,000	6,200,700
Chicago Mercantile Exchange Holdings Inc.	150,000	34,305,000
Franklin Resources, Inc.	280,500	19,536,825
Goldman Sachs Group, Inc. (The)	375,900	39,108,636
Legg Mason, Inc.	337,600	24,732,576
T. Rowe Price Group, Inc.	281,000	17,475,390
		141,359,127

See Notes to Schedule of Investments on page 90.

The Investments of Growth Portfolio

December 31, 2004

COMMON STOCKS AND WARRANTS (Continued)	Shares	Value
Timesharing and Software – 6.10%		
Automatic Data Processing, Inc.	530,000	$ 23,505,500
eBay Inc.*	269,050	31,291,860
Paychex, Inc.	355,000	12,100,175
Yahoo! Inc.*	250,000	9,426,250
		76,323,785
Trucking and Shipping – 1.52%		
Expeditors International of Washington, Inc.	225,600	12,603,144
United Parcel Service, Inc., Class B	75,000	6,409,500
		19,012,644
TOTAL COMMON STOCKS AND WARRANTS – 96.75%		**$1,211,418,568**
(Cost: $956,546,576)		
TOTAL SHORT-TERM SECURITIES – 2.94%		$ 36,806,016
(Cost: $36,806,016)		
TOTAL INVESTMENT SECURITIES – 99.69%		**$1,248,224,584**
(Cost: $993,352,592)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.31%		3,917,351
NET ASSETS – 100.00%		**$1,252,141,935**

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

GROWTH PORTFOLIO
December 31, 2004
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $993,353) (Notes 1 and 3)	$1,248,225
Cash	—*
Receivables:	
Investment securities sold	11,384
Dividends and interest	905
Portfolio shares sold	235
Prepaid and other assets	1
Total assets	1,260,750

LIABILITIES

Payable for investment securities purchased	8,116
Payable to Portfolio shareholders	342
Accrued management fee (Note 2)	24
Accrued accounting and administrative services fees (Note 2)	21
Accrued shareholder servicing (Note 2)	12
Accrued service fee (Note 2)	9
Other	84
Total liabilities	8,608
Total net assets	$1,252,142

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 150
Additional paid-in capital	1,300,601
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	—*
Accumulated undistributed net realized loss	
on investment transactions	(303,481)
Net unrealized appreciation in value of investments	254,872
Net assets applicable to outstanding units of capital	$1,252,142
Net asset value, redemption and offering price per share	$ 8.3728
Capital shares outstanding	149,549
Capital shares authorized	320,000

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

GROWTH PORTFOLIO

For the Fiscal Year Ended December 31, 2004
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $28)	$15,307
Interest and amortization	476
Total income	15,783

Expenses (Note 2):

Investment management fee	8,597
Service fee	3,114
Accounting and administrative services fees	249
Shareholder servicing	86
Legal fees	58
Custodian fees	48
Audit fees	16
Other	209
Total expenses	12,377
Net investment income	3,406

**REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)**

Realized net gain on investments	48,990
Unrealized depreciation in value of investments during the period	(13,798)
Net gain on investments	35,192
Net increase in net assets resulting from operations	$38,598

See Notes to Financial Statements.

Statement of Changes in Net Assets
GROWTH PORTFOLIO
(In Thousands)

	For the fiscal year ended December 31,	
	2004	2003
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income (loss)	$ 3,406	$ (753)
Realized net gain (loss) on investments	48,990	(537)
Unrealized appreciation (depreciation)	(13,798)	181,561
Net increase in net assets resulting from operations	38,598	180,271
Dividends to shareholders from (Note 1E):[1]		
Net investment income	(3,383)	(13)
Realized gains on investment transactions	—	—
	(3,383)	(13)
Capital share transactions[2]	(66,016)	398,041
Total increase (decrease)	(30,801)	578,299
NET ASSETS		
Beginning of period	1,282,943	704,644
End of period	$1,252,142	$1,282,943
Undistributed net investment income (loss)	$ —*	$ (23)

(1)See "Financial Highlights" on page 94.

(2)Shares issued from sale of shares	9,948	43,811
Shares issued in connection with merger of Advantus Capital Appreciation Portfolio and Advantus Growth Portfolio	—	24,453
Shares issued from reinvestment of dividend	404	1
Shares redeemed	(18,672)	(17,095)
Increase (decrease) in outstanding capital shares	(8,320)	51,170
Value issued from sale of shares	$ 80,227	$ 128,418
Value issued in connection with merger of Advantus Capital Appreciation Portfolio and Advantus Growth Portfolio	—	391,605
Value issued from reinvestment of dividend	3,383	13
Value redeemed	(149,626)	(121,995)
Increase (decrease) in outstanding capital	$ (66,016)	$ 398,041

*Not shown due to rounding.

See Notes to Financial Statements.

Financial Highlights

GROWTH PORTFOLIO

For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Net asset value, beginning of period........	$8.1267	$6.6041	$8.3923	$9.8831	$10.8751
Income (loss) from investment operations:					
Net investment income (loss).........	0.0228	(0.0048)	0.0009	0.0246	0.0163
Net realized and unrealized gain (loss) on investments	0.2460	1.5275	(1.7882)	(1.4417)	0.1375
Total from investment operations	0.2688	1.5227	(1.7873)	(1.4171)	0.1538
Less distributions from:					
Net investment income.....	(0.0227)	(0.0001)	(0.0009)	(0.0246)	(0.0163)
Capital gains	(0.0000)	(0.0000)	(0.0000)	(0.0491)	(1.1295)
Total distributions............	(0.0227)	(0.0001)	(0.0009)	(0.0737)	(1.1458)
Net asset value, end of period ..	$8.3728	$8.1267	$6.6041	$8.3923	$ 9.8831
Total return	3.31%	23.06%	–21.30%	–14.34%	1.41%
Net assets, end of period (in millions)	$1,252	$1,283	$705	$995	$1,256
Ratio of expenses to average net assets	1.00%	0.99%	0.99%	0.97%	0.96%
Ratio of net investment income (loss) to average net assets	0.27%	–0.09%	0.01%	0.27%	0.14%
Portfolio turnover rate	81%	59%	41%	51%	57%

See Notes to Financial Statements.

Manager's Discussion of High Income Portfolio

December 31, 2004



An interview with William M. Nelson, portfolio manager of W&R Target Funds, Inc. – High Income Portfolio

The following discussion, graphs and tables provide you with information regarding the Portfolio's performance for the fiscal year ended December 31, 2004. Please note that the Portfolio's performance data does not take into account any expenses or charges associated with owning a variable life or annuity policy invested in the W&R Target Funds, Inc.

How did the Portfolio perform during the fiscal year?

The Portfolio had a positive return for the fiscal year and slightly outperformed its peer group, although it slightly lagged its benchmark index. For the period, the Portfolio increased 9.86 percent, compared with the Citigroup High Yield Market Index (generally reflecting the performance of securities that represent the high yield bond market), which increased 10.79 percent during the same period, and the Lipper Variable Annuity High Current Yield Funds Universe Average (reflecting the performance of the universe of funds with similar objectives), which increased 9.79 percent for the period.

Why did the Portfolio lag its benchmark index during the fiscal year?

The Portfolio began the year positioned for a recovering economy and in anticipation of higher U.S. Treasury rates as the year progressed. Even though there was great volatility in the 10-year U.S. Treasury note throughout 2004, the rate was essentially unchanged from year-end 2003 to year-end 2004, which hindered overall performance. By the middle of the fiscal period, Treasury rates had moved rather dramatically, which helped Portfolio performance to that point. Starting in the third quarter, there were economic indicators that suggested that the recovery may be a little ahead of itself, and Treasury rates retreated, ending the year virtually unchanged. The Portfolio was positioned to take advantage of anticipated higher rates by holding shorter-duration securities that were less sensitive to interest rate moves. We also increased our weighting in what we felt were lower quality, higher yielding securities that generally are less sensitive to increased Treasury rates and that often benefit from recovery in credit quality.

What other market conditions or events influenced the Portfolio's performance during the fiscal year?

We believe that the biggest influence on the Portfolio's performance was the unchanged 10-year U.S. Treasury rate, year-over-year. The Portfolio exhibited greater outperformance when Treasury yields moved higher.

What strategies and techniques did you employ that specifically affected the Portfolio's performance?

As mentioned above, the Portfolio was positioned with shorter-duration, higher quality securities that we felt would be less sensitive to interest rate moves. This strategy proved beneficial during the first half of the year. Also, lower quality securities were added throughout the year that we felt would benefit from a recovering economy. Many of the shorter-duration securities were called by the issuers and replaced with longer-duration, lower yielding securities as the year progressed. This strategy worked as lower quality securities outperformed throughout the year. We also believe that the Portfolio benefited from selective equity holdings, primarily in the latter part of the period.

What industries or sectors did you emphasize during the fiscal year, and what looks attractive to you going forward?

The Portfolio was underweighted versus its benchmark in a number of ways, including that, at year-end, we maintained our underweight position in BB securities. Going forward, the Portfolio is once again positioned for what we see as a recovering economy, with increasing U.S. Treasury yields. We intend to continue to hold short-duration securities that typically are less sensitive to Treasury rates, as well as lower quality securities that we feel should benefit from a recovering economy. We expect U.S. Treasury rates to rise modestly from current levels as we move through the coming year, and are thus continuing with our current strategy.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

———————	W&R Target High Income Portfolio[1]	$20,456
— — — —	Citigroup High Yield Market Index	$22,527
— — — —	Lipper Variable Annuity High Current Yield Funds Universe Average .	$20,062



(1) The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

1-year period ended 12-31-04	9.86%
5-year period ended 12-31-04	4.90%
10-year period ended 12-31-04	7.42%

(2) **Performance data quoted represents past performance and current performance may be lower or higher. Investment return and principal value will fluctuate and an investor's shares, when redeemed, may be worth more or less than their original cost.**

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. Performance data quoted does not take into account any expenses or charges associated with owning a variable life or annuity policy invested in the W&R Target Funds, Inc.

Investing in high income, lower rated securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds.

The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

SHAREHOLDER SUMMARY OF HIGH INCOME PORTFOLIO

Portfolio Highlights

On December 31, 2004, W&R Target High Income Portfolio had net assets totaling $189,608,164 invested in a diversified portfolio of:

91.83%	**Corporate Debt Securities**
4.39%	**Cash and Cash Equivalents**
3.78%	**Common and Preferred Stocks, Right and Warrants**

As a shareholder of the Portfolio, for every $100 you had invested on December 31, 2004, your Portfolio owned:



Financial Services Bonds	$13.01
Utilities Bonds	$12.71
Consumer Services Bonds.	$12.46
Consumer Nondurables Bonds	$ 9.27
Capital Goods Bonds	$ 8.35
Retail Bonds	$ 6.17
Business Equipment and Services Bonds .	$ 5.50
Multi-Industry Bonds	$ 4.52
Cash and Cash Equivalents	$ 4.39
Raw Materials Bonds	$ 4.02
Common and Preferred Stocks, Right and Warrants	$ 3.78
Energy Bonds	$ 3.59
Health Care Bonds	$ 3.31
Technology Bonds.	$ 2.97
Consumer Durables Bonds	$ 2.73
Shelter Bonds	$ 2.72
Transportation Bonds	$ 0.50

On December 31, 2004, the breakdown of bonds (by ratings) held by the Portfolio was as follows:

BB	9.45%
B	65.14%
Below B	16.11%
Non-rated	1.13%
Cash and Cash Equivalents and Equities . .	8.17%

The Investments of High Income Portfolio

December 31, 2004

COMMON STOCKS, RIGHT AND WARRANTS	Shares	Value
Broadcasting – 0.13%		
Citadel Broadcasting Corporation*	15,000	$ 242,700
Communications Equipment – 0.00%		
ONO Finance Plc, Rights (A)*.	250	5,000
Finance Companies – 0.08%		
Mueller Holdings (N.A.), Inc., Warrants (A)*.	2,000	140,500
Food and Related – 0.33%		
Pilgrim's Pride Corporation	20,225	620,503
Motor Vehicle Parts – 0.28%		
Dura Automotive Systems, Inc., Class A*	49,000	530,670
Multiple Industry – 1.50%		
ADESA, Inc.	21,900	464,718
Foundation Coal Holdings, Inc.*.	17,000	392,020
Gold Kist Inc.*	100,000	1,362,500
UAP Holding Corp.*	36,425	629,059
		2,848,297
Petroleum – Services – 0.20%		
Baker Hughes Incorporated	5,000	213,350
Schlumberger Limited	2,500	167,375
		380,725
Retail – General Merchandise – 0.84%		
Interline Brands, Inc.*	90,000	1,583,100
Utilities – Telephone – 0.06%		
GT Group Telecom, Inc., Warrants (A)(B)*	300	1
IWO Holdings, Inc., Warrants (A)*.	1,500	15
US Unwired, Inc., Class A*	25,280	121,470
		121,486
TOTAL COMMON STOCKS, RIGHT AND WARRANTS – 3.42%		$ 6,472,981

(Cost: $5,911,938)

See Notes to Schedule of Investments on page 113.

The Investments of High Income Portfolio

December 31, 2004

PREFERRED STOCKS	Shares	Value
Apparel – 0.35%		
Anvil Holdings, Inc., 13.0%*	65,627	$ 672,672
Broadcasting – 0.01%		
Adelphia Communications Corporation, 13.0%*	12,500	15,625
TOTAL PREFERRED STOCKS – 0.36%		$ 688,297

(Cost: $1,942,028)

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	
Aircraft – 0.68%		
BE Aerospace, Inc.,		
8.5%, 10–1–10	$ 50	55,000
Bombardier Recreational Products Inc.,		
8.375%, 12–15–13	200	213,500
L–3 Communications Corporation,		
6.125%, 1–15–14	1,000	1,030,000
		1,298,500
Aluminum – 0.17%		
Century Aluminum Company,		
7.5%, 8–15–14 (A)	300	319,500
Apparel – 0.12%		
Anvil Knitwear, Inc.,		
10.875%, 3–15–07	250	225,000
Beverages – 0.57%		
Cott Beverages Inc.,		
8.0%, 12–15–11	1,000	1,088,750
Broadcasting – 4.61%		
CCH II and CCH II Capital,		
10.25%, 9–15–10	1,000	1,060,000
Cablevision Systems Corporation,		
6.66875%, 4–1–09 (A)	1,000	1,060,000
Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation:		
0.0%, 5–15–11 (C)	1,000	735,000
0.0%, 1–15–12 (C)	500	340,000
Charter Communications Operating, LLC and Charter Communications Operating Capital Corp.,		
8.0%, 4–30–12 (A)	1,000	1,040,000

See Notes to Schedule of Investments on page 113.

The Investments of High Income Portfolio

December 31, 2004

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Broadcasting (Continued)		
Gray Communications Systems, Inc.,		
9.25%, 12–15–11	$ 500	$ 560,000
Insight Communications Company, Inc.,		
0.0%, 2–15–11 (C)	1,500	1,458,750
Spanish Broadcasting System, Inc.,		
9.625%, 11–1–09	2,015	2,115,750
Young Broadcasting Inc.,		
8.5%, 12–15–08	350	374,500
		8,744,000
Business Equipment and Services – 5.28%		
Alderwoods Group, Inc.,		
7.75%, 9–15–12 (A)	600	648,000
Allied Waste North America, Inc.:		
8.5%, 12–1–08	1,000	1,060,000
10.0%, 8–1–09	25	26,250
Argo-Tech Corporation,		
9.25%, 6–1–11	200	219,500
Armor Holdings, Inc.,		
8.25%, 8–15–13	1,250	1,400,000
Browning-Ferris Industries, Inc.,		
7.875%, 3–15–05	20	20,350
GEO Sub Corp.,		
11.0%, 5–15–12 (A)	500	502,500
IESI Corporation,		
10.25%, 6–15–12	1,150	1,345,500
MagnaChip Semiconductor S.A. and MagnaChip		
Semiconductor Finance Company:		
5.78%, 12–15–11 (A)	150	154,125
6.875%, 12–15–11 (A)	225	231,750
8.0%, 12–15–14 (A)	150	156,375
Nextel Partners, Inc.,		
8.125%, 7–1–11	1,750	1,942,500
Vertis, Inc.:		
9.75%, 4–1–09	150	162,750
10.875%, 6–15–09	1,000	1,085,000
13.5%, 12–7–09 (A)	1,000	1,053,750
		10,008,350
Capital Equipment – 2.33%		
Case New Holland Inc.,		
9.25%, 8–1–11 (A)	1,000	1,112,500
Esterline Technologies Corporation,		
7.75%, 6–15–13	750	819,375
IMCO Recycling Inc.,		
10.375%, 10–15–10	775	879,625

See Notes to Schedule of Investments on page 113.

The Investments of High Income Portfolio

December 31, 2004

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Capital Equipment (Continued)		
K&F Acquisition, Inc.,		
7.75%, 11–15–14 (A)	$ 300	$ 309,750
Mueller Group, Inc.:		
6.91%, 11–1–11	300	310,500
10.0%, 5–1–12	900	981,000
		4,412,750
Chemicals – Petroleum and Inorganic – 1.00%		
Polymer Holdings LLC and Polymer Holdings		
Capital Corporation,		
0.0%, 7–15–14 (A)(C)	1,000	702,500
PolyOne Corporation,		
10.625%, 5–15–10	500	562,500
Resolution Performance Products LLC and RPP		
Capital Corporation,		
13.5%, 11–15–10	575	625,312
		1,890,312
Chemicals – Specialty – 1.47%		
Buckeye Technologies Inc.:		
8.0%, 10–15–10	1,150	1,150,000
8.5%, 10–1–13	1,250	1,356,250
Ethyl Corporation,		
8.875%, 5–1–10	250	276,250
		2,782,500
Coal – 0.44%		
Southern Star Central Corp.,		
8.5%, 8–1–10	750	830,625
Communications Equipment – 0.22%		
Pliant Corporation,		
0.0%, 6–15–09 (C)	450	415,687
Computers – Peripherals – 1.49%		
ASG Consolidated LLC and ASG Finance, Inc.,		
0.0%, 11–1–11 (A)(C)	2,325	1,482,188
Activant Solutions Inc.,		
10.5%, 6–15–11	1,250	1,343,750
		2,825,938
Construction Materials – 4.08%		
Ames True Temper, Inc.,		
10.0%, 7–15–12	1,175	1,204,375
Brand Services, Inc.,		
12.0%, 10–15–12	650	728,000

See Notes to Schedule of Investments on page 113.

The Investments of High Income Portfolio

December 31, 2004

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Construction Materials (Continued)		
Interface, Inc.:		
10.375%, 2–1–10	$ 445	$ 511,750
9.5%, 2–1–14	1,250	1,362,500
Jacuzzi Brands, Inc.,		
9.625%, 7–1–10	1,750	1,942,500
MAAX Corporation,		
9.75%, 6–15–12 (A)	500	528,750
Ply Gem Industries, Inc.:		
9.0%, 2–15–12	600	609,000
9.0%, 2–15–12 (A)	600	609,000
WII Components, Inc.,		
10.0%, 2–15–12	250	250,000
		7,745,875
Containers – 3.69%		
Alltrista Corporation,		
9.75%, 5–1–12	250	277,500
BWAY Corporation,		
10.0%, 10–15–10	1,000	1,040,000
Crown European Holdings:		
9.5%, 3–1–11	1,000	1,140,000
10.875%, 3–1–13	50	59,125
MDP Acquisitions plc,		
9.625%, 10–1–12	900	1,003,500
Owens-Brockway Glass Container Inc.,		
8.75%, 11–15–12	750	845,625
Owens-Illinois, Inc.,		
7.35%, 5–15–08	2,500	2,625,000
		6,990,750
Electrical Equipment – 1.64%		
Coleman Cable Inc.,		
9.875%, 10–1–12 (A)	1,150	1,221,875
Nortek, Inc.,		
8.5%, 9–1–14 (A)	900	940,500
Rayovac Corporation,		
8.5%, 10–1–13	350	388,500
Rexnord Corporation,		
10.125%, 12–15–12	500	565,000
		3,115,875
Electronic Instruments – 0.58%		
Aavid Thermal Technologies, Inc.,		
12.75%, 2–1–07	1,000	1,095,000

See Notes to Schedule of Investments on page 113.

The Investments of High Income Portfolio

December 31, 2004

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies – 11.74%		
CCO Holdings, LLC and CCO Holdings Capital Corp.,		
6.615%, 12–15–10 (A)	$1,500	$ 1,500,000
Cellu Tissue Holdings, Inc.,		
9.75%, 3–15–10	300	311,250
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc.,		
8.375%, 3–15–13	1,075	1,205,344
Equinox Holdings, Inc.,		
9.0%, 12–15–09	650	692,250
Ferrellgas Partners, L.P. and Ferrellgas Partners Finance Corp.,		
8.75%, 6–15–12	2,500	2,725,000
Goodman Global Holdings, Inc.:		
5.76%, 6–15–12 (A)	150	152,250
7.875%, 12–15–12 (A)	600	594,000
IWO Escrow Company:		
0.0%, 1–15–15, (A)(C)	600	372,000
5.6%, 1–15–12, (A)	150	151,125
MSW Energy Holdings LLC and MSW Energy Finance Co., Inc.,		
8.5%, 9–1–10	300	328,500
NBC Acquisition Corp.,		
0.0%, 3–15–13 (C)	600	438,000
NMHG Holding Co.,		
10.0%, 5–15–09	1,000	1,105,000
Nexstar Finance, L.L.C. and Nexstar Finance, Inc.,		
12.0%, 4–1–08	1,500	1,620,000
Norcraft Holdings, L.P. and Norcraft Capital Corp.,		
0.0%, 9–1–12 (C)	1,500	1,125,000
PanAmSat Holding Corporation,		
0.0%, 11–1–14 (A)(C)	1,000	687,500
Pinnacle Foods Holding Corporation,		
8.25%, 12–1–13 (A)	2,250	2,143,125
Refco Finance Holdings LLC and Refco Finance Inc.,		
9.0%, 8–1–12 (A)	1,500	1,642,500
Standard Aero Holdings, Inc.,		
8.25%, 9–1–14 (A)	750	810,000
Tabletop Holdings, Inc.,		
0.0%, 5–15–14 (A)(C)	2,000	850,000

See Notes to Schedule of Investments on page 113.

The Investments of High Income Portfolio

December 31, 2004

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
Toll Corp.,		
8.0%, 5–1–09	$1,000	$ 1,040,000
Vanguard Health Holding Company I, LLC		
and Vanguard Holding Company I, Inc.,		
0.0%, 10–1–15 (A)(C)	1,000	655,000
Vanguard Health Holding Company II, LLC		
and Vanguard Holding Company II, Inc.,		
9.0%, 10–1–14 (A)	1,000	1,070,000
Xerox Capital Trust I,		
8.0%, 2–1–27	1,000	1,040,000
		22,257,844
Food and Related – 1.94%		
American Seafoods Group LLC and		
American Seafoods, Inc.,		
10.125%, 4–15–10	860	924,500
Chiquita Brands International, Inc.,		
7.5%, 11–1–14 (A)	500	506,250
Gold Kist Inc.,		
10.25%, 3–15–14	650	760,500
Merisant Company,		
9.5%, 7–15–13 (A)	450	400,500
Roundy's, Inc.,		
8.875%, 6–15–12	1,000	1,092,500
		3,684,250
Forest and Paper Products – 0.95%		
Georgia-Pacific Corporation,		
8.875%, 5–15–31	1,440	**1,800,000**
Furniture and Furnishings – 0.31%		
Associated Materials Incorporated,		
9.75%, 4–15–12	525	**586,687**
Health Care – General – 1.43%		
Encore Medical IHC, Inc.,		
9.75%, 10–1–12 (A)	1,000	1,010,000
MQ Associates, Inc.,		
0.0%, 8–15–12 (A)(C)	875	660,625
Universal Hospital Services, Inc.,		
10.125%, 11–1–11	1,000	1,040,000
		2,710,625

See Notes to Schedule of Investments on page 113.

The Investments of High Income Portfolio

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Homebuilders, Mobile Homes – 0.16%		
Technical Olympic USA, Inc.,		
7.5%, 3–15–11	$ 300	$ 302,250
Hospital Supply and Management – 1.88%		
Medex, Inc.,		
8.875%, 5–15–13	1,000	1,165,000
Psychiatric Solutions, Inc.,		
10.625%, 6–15–13	700	810,250
US Oncology, Inc.:		
9.0%, 8–15–12 (A)	250	279,375
10.75%, 8–15–14 (A)	150	173,625
United Surgical Partners Holdings, Inc.,		
10.0%, 12–15–11	1,000	1,140,000
		3,568,250
Hotels and Gaming – 0.91%		
Affinia Group Inc.,		
9.0%, 11–30–14 (A)	150	156,375
Inn of the Mountain Gods Resort and Casino,		
12.0%, 11–15–10	850	994,500
Venetian Casino Resort, LLC and Las Vegas Sands, Inc.,		
11.0%, 6–15–10	500	570,625
		1,721,500
Household – General Products – 2.95%		
Church & Dwight Co., Inc.,		
6.0%, 12–15–12 (A)	225	228,937
Graham Packaging Company, L.P. and		
GPC Capital Corp. I:		
8.5%, 10–15–12 (A)	150	157,500
9.875%, 10–15–14 (A)	300	320,250
JohnsonDiversey, Inc.,		
9.625%, 5–15–12	1,060	1,184,550
Levi Strauss & Co.,		
7.0%, 11–1–06	500	525,000
Nebraska Book Company, Inc.,		
8.625%, 3–15–12	1,000	1,025,000
Sealy Mattress Company,		
8.25%, 6–15–14	575	609,500
Southern States Cooperative, Inc.,		
10.5%, 11–1–10 (A)	1,500	1,537,500
		5,588,237

See Notes to Schedule of Investments on page 113.

The Investments of High Income Portfolio

December 31, 2004

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Leisure Time Industry – 1.72%		
Hollywood Park, Inc.,		
9.25%, 2–15–07	$2,322	$ 2,362,635
Pinnacle Entertainment, Inc.,		
8.25%, 3–15–12	850	903,125
		3,265,760
Mining – 1.38%		
Compass Minerals Group, Inc.,		
10.0%, 8–15–11	43	48,375
Compass Minerals International, Inc.:		
0.0%, 12–15–12 (C)	1,350	1,154,250
0.0%, 6–1–13 (C)	1,750	1,417,500
		2,620,125
Motion Pictures – 2.73%		
AMC Entertainment Inc.:		
6.68533%, 8–15–10 (A)	350	368,375
9.5%, 2–1–11	1,000	1,033,750
Carmike Cinemas, Inc.,		
7.5%, 2–15–14	500	511,875
Cinemark, Inc.,		
0.0%, 3–15–14 (C)	2,000	1,510,000
Cinemark USA, Inc.,		
9.0%, 2–1–13	352	401,720
LCE Acquisition Corporation,		
9.0%, 8–1–14 (A)	1,250	1,353,125
		5,178,845
Motor Vehicle Parts – 0.71%		
Collins & Aikman Floorcoverings, Inc.,		
9.75%, 2–15–10	1,250	1,343,750
Motor Vehicles – 2.02%		
AK Steel Corporation,		
7.75%, 1–15–12 (A)	300	304,125
Group 1 Automotive, Inc.,		
8.25%, 8–15–13	500	531,250
Sonic Automotive, Inc.,		
8.625%, 8–15–13	1,250	1,332,813
United Auto Group, Inc.,		
9.625%, 3–15–12	1,500	1,657,500
		3,825,688

See Notes to Schedule of Investments on page 113.

The Investments of High Income Portfolio

December 31, 2004

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Multiple Industry – 4.52%		
ADESA, Inc.,		
7.625%, 6–15–12	$ 300	$ 316,500
CBD Media Holdings LLC and		
CBD Holdings Finance, Inc.,		
9.25%, 7–15–12 (A)	600	617,250
CBD Media LLC and CBD Finance, Inc.,		
8.625%, 6–1–11	1,000	1,057,500
CSC Holdings, Inc.,		
6.75%, 4–15–12 (A)	425	437,750
Doane Pet Care Company,		
10.75%, 3–1–10	700	749,000
MCI, Inc.:		
5.908%, 5–1–07	281	287,674
6.688%, 5–1–09	314	324,990
7.735%, 5–1–14	240	258,000
Mueller Holdings (N.A.), Inc.,		
0.0%, 4–15–14 (C)	2,000	1,370,000
Muzak LLC and Muzak Finance Corp.,		
10.0%, 2–15–09	500	465,625
Propex Fabrics Inc.,		
10.0%, 12–1–12, (A)	750	778,125
UAP Holding Corp.,		
0.0%, 7–15–12 (A)(C)	750	588,750
Viasystems, Inc.,		
10.5%, 1–15–11	500	490,000
WESCO Distribution, Inc.,		
9.125%, 6–1–08	800	824,000
		8,565,164
Non-Residential Construction – 0.30%		
National Waterworks, Inc.,		
10.5%, 12–1–12	500	562,500
Petroleum – Domestic – 1.49%		
EXCO Resources, Inc.,		
7.25%, 1–15–11	900	963,000
Frontier Oil Corporation,		
6.625%, 10–1–11 (A)	150	153,000
KCS Energy, Inc.,		
7.125%, 4–1–12	150	157,500
Medical Device Manufacturing, Inc.,		
10.0%, 7–15–12 (A)	300	323,250

See Notes to Schedule of Investments on page 113.

The Investments of High Income Portfolio

December 31, 2004

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Petroleum – Domestic (Continued)		
Stone Energy Corporation,		
6.75%, 12–15–14 (A)	$ 375	$ 374,063
Venoco, Inc.,		
8.75%, 12–15–11 (A)	375	386,250
Whiting Petroleum Corporation,		
7.25%, 5–1–12	450	470,250
		2,827,313
Petroleum – International – 0.47%		
Inergy, L.P. and Inergy Finance Corp.,		
6.875%, 12–15–14 (A)	500	502,500
Newfield Exploration Company,		
6.625%, 9–1–14 (A)	375	396,562
		899,062
Petroleum – Services – 1.19%		
Hanover Compressor Company:		
0.0%, 3–31–07	500	435,000
8.625%, 12–15–10	500	546,250
9.0%, 6–1–14	150	166,875
Parker Drilling Company,		
9.625%, 10–1–13	250	280,625
SESI, L.L.C.,		
8.875%, 5–15–11	750	821,250
		2,250,000
Publishing – 2.49%		
Advertising Directory Solutions Holdings Inc.,		
9.25%, 11–15–12 (A)	375	393,750
Dex Media East LLC and Dex Media East Finance Co.,		
12.125%, 11–15–12	500	609,375
Dex Media West LLC and Dex Media West Finance Co.:		
8.5%, 8–15–10	300	333,750
9.875%, 8–15–13	977	1,125,993
Dex Media, Inc.:		
0.0%, 11–15–13 (C)	1,500	1,175,625
8.0%, 11–15–13	1,000	1,082,500
		4,720,993
Railroad – 0.50%		
Kansas City Southern Railway Company (The),		
7.5%, 6–15–09	900	945,000

See Notes to Schedule of Investments on page 113.

The Investments of High Income Portfolio

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Real Estate Investment Trust – 1.30%		
Meritage Corporation,		
9.75%, 6–1–11	$1,275	$ 1,408,875
Thornburg Mortgage, Inc.,		
8.0%, 5–15–13	1,000	1,062,500
		2,471,375
Restaurants – 1.95%		
Carrols Corporation,		
9.0%, 1–15–13 (A)	150	155,250
Friendly Ice Cream Corporation,		
8.375%, 6–15–12	750	735,937
Landry's Restaurants, Inc.,		
7.5%, 12–15–14 (A)	1,000	992,500
Pierre Merger Corp.,		
9.875%, 7–15–12 (A)	1,750	1,811,250
		3,694,937
Retail – Food Stores – 1.86%		
Couche-Tard U.S. L.P. and Couche-Tard Financing Corp.,		
7.5%, 12–15–13	900	965,250
Rite Aid Corporation:		
7.125%, 1–15–07	1,500	1,500,000
8.125%, 5–1–10	1,000	1,057,500
		3,522,750
Retail – General Merchandise – 0.71%		
Interline Brands, Inc.,		
11.5%, 5–15–11	500	562,500
Stater Bros. Holdings Inc.:		
5.99%, 6–15–10	500	513,750
8.125%, 6–15–12	250	264,375
		1,340,625
Retail – Specialty Stores – 1.65%		
CSK Auto, Inc.,		
7.0%, 1–15–14	350	343,437
FTD, Inc.,		
7.75%, 2–15–14	500	515,000
General Nutrition Centers, Inc.,		
8.5%, 12–1–10	200	189,000
Jean Coutu Group (PJC) Inc. (The),		
7.625%, 8–1–12 (A)	1,000	1,057,500
Jo-Ann Stores, Inc.,		
7.5%, 3–1–12	1,000	1,022,500
		3,127,437

See Notes to Schedule of Investments on page 113.

The Investments of High Income Portfolio

December 31, 2004

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Security and Commodity Brokers – 1.27%		
Elan Finance public limited company and		
Elan Finance Corp.,		
7.75%, 11–15–11 (A)	$1,500	$ 1,597,500
Global Cash Access, L.L.C. and Global Cash		
Access Finance Corporation,		
8.75%, 3–15–12	750	808,125
		2,405,625
Timesharing and Software – 0.22%		
NTL Cable PLC,		
8.75%, 4–15–14 (A)	375	422,812
Utilities – Electric – 0.45%		
DPL Inc.,		
8.25%, 3–1–07	500	541,994
NorthWestern Corporation,		
5.875%, 11–1–14 (A)	150	153,446
Texas Genco LLC and Texas Genco Financing Corp.,		
6.875%, 12–15–14 (A)	150	155,063
		850,503
Utilities – Gas and Pipeline – 2.79%		
ANR Pipeline Company,		
8.875%, 3–15–10	500	560,000
AmeriGas Partners, L.P. and AP Eagle Finance Corp.,		
8.875%, 5–20–11	1,500	1,635,000
Northwest Pipeline Corporation,		
8.125%, 3–1–10	750	829,688
Southern Natural Gas Company,		
8.875%, 3–15–10	1,000	1,120,000
Williams Companies, Inc. (The),		
7.5%, 1–15–31	1,110	1,148,850
		5,293,538
Utilities – Telephone – 9.47%		
Alamosa (Delaware), Inc.:		
0.0%, 7–31–09 (C)	1,000	1,085,000
8.5%, 1–31–12	750	819,375
American Tower Corporation,		
9.375%, 2–1–09	1,332	1,408,590

See Notes to Schedule of Investments on page 113.

The Investments of High Income Portfolio

December 31, 2004

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Utilities – Telephone (Continued)		
Centennial Communications Corp., Centennial Cellular Operating Co. LLC and Centennial Puerto Rico Operations Corp.,		
8.125%, 2–1–14	$ 300	$ 308,250
Cincinnati Bell Inc.,		
8.375%, 1–15–14	500	506,250
Crown Castle International Corp.,		
7.5%, 12–1–13	1,000	1,075,000
Nextel Communications, Inc.:		
6.875%, 10–31–13	1,500	1,627,500
7.375%, 8–1–15	750	825,000
Qwest Capital Funding, Inc.,		
7.75%, 8–15–06	1,000	1,052,500
Qwest Services Corporation and Qwest Communications International Inc.:		
13.5%, 12–15–07 (A)	500	571,250
14.0%, 12–15–10 (A)	1,500	1,803,750
14.5%, 12–15–14 (A)	1,500	1,897,500
SBA Communications Corporation,		
8.5%, 12–1–12 (A)	600	612,000
SBA Communications Corporation and SBA Telecommunications, Inc.,		
0.0%, 12–15–11 (C)	1,000	842,500
SpectraSite, Inc.,		
8.25%, 5–15–10	2,000	2,135,000
US Unwired Inc.:		
6.74%, 6–15–10	400	414,000
10.0%, 6–15–12	575	648,313
Ubiquitel Operating Company,		
9.875%, 3–1–11 (A)	300	336,750
		17,968,528
TOTAL CORPORATE DEBT SECURITIES – 91.83%		**$174,111,385**
(Cost: $163,424,375)		
TOTAL SHORT-TERM SECURITIES – 3.10%		**$ 5,884,097**
(Cost: $5,884,097)		
TOTAL INVESTMENT SECURITIES – 98.71%		**$187,156,760**
(Cost: $177,162,438)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.29%		**2,451,404**
NET ASSETS – 100.00%		**$189,608,164**

See Notes to Schedule of Investments on page 113.

The Investments of High Income Portfolio

December 31, 2004

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers At December 31, 2004, the total value of these securities amounted to $46,820,462 or 24.69% of net assets.

(B) Security valued in good faith by the Valuation Committee of the Board of Directors. See Note 1 to financial statements.

(C) The security does not bear interest for an initial period of time and subsequently becomes interest bearing.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

HIGH INCOME PORTFOLIO
December 31, 2004
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $177,162) (Notes 1 and 3)	$187,157
Cash	1
Receivables:	
Dividends and interest	2,879
Portfolio shares sold	136
Prepaid and other assets	1
Total assets	190,174

LIABILITIES

Payable for investment securities purchased	519
Payable to Portfolio shareholders	21
Accrued accounting and administrative services fees (Note 2)	6
Accrued management fee (Note 2)	3
Accrued shareholder servicing (Note 2)	2
Accrued service fee (Note 2)	1
Other	14
Total liabilities	566
Total net assets	$189,608

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 55
Additional paid-in capital	216,017
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(—)*
Accumulated undistributed net realized loss	
on investment transactions	(36,458)
Net unrealized appreciation in value of investments	9,994
Net assets applicable to outstanding units of capital	$189,608
Net asset value, redemption and offering price per share	$ 3.4276
Capital shares outstanding	55,318
Capital shares authorized	120,000

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

HIGH INCOME PORTFOLIO

For the Fiscal Year Ended December 31, 2004
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization	$14,008
Dividends	6
Total income	14,014
Expenses (Note 2):	
Investment management fee	1,086
Service fee	435
Accounting and administrative services fees	66
Custodian fees	14
Shareholder servicing	12
Audit fees	9
Legal fees	7
Other	30
Total expenses	1,659
Net investment income	12,355

REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on investments	3,691
Unrealized appreciation in value of investments during the period	555
Net gain on investments	4,246
Net increase in net assets resulting from operations	$16,601

See Notes to Financial Statements.

Statement of Changes in Net Assets

HIGH INCOME PORTFOLIO
(In Thousands)

	For the fiscal year ended December 31,	
	2004	**2003**
INCREASE IN NET ASSETS		
Operations:		
Net investment income...............................	$ 12,355	$ 11,586
Realized net gain on investments....................	3,691	3,942
Unrealized appreciation	555	10,475
Net increase in net assets resulting from operations	16,601	26,003
Dividends to shareholders from net investment income (Note 1E)[1]	(12,355)	(11,586)
Capital share transactions[2]...........................	20,894	22,083
Total increase.................................	25,140	36,500
NET ASSETS		
Beginning of period	164,468	127,968
End of period	$189,608	$164,468
Undistributed net investment income (loss)	$ (—)*	$ —*

(1)See "Financial Highlights" on page 117.

(2)Shares issued from sale of shares........................	8,091	11,337
Shares issued from reinvestment of dividend	3,605	3,471
Shares redeemed.......................................	(5,656)	(8,206)
Increase in outstanding capital shares	6,040	6,602
Value issued from sale of shares...........................	$ 27,927	$ 37,057
Value issued from reinvestment of dividend	12,355	11,586
Value redeemed..	(19,388)	(26,560)
Increase in outstanding capital...........................	$ 20,894	$ 22,083

*Not shown due to rounding.

See Notes to Financial Statements.

Financial Highlights

HIGH INCOME PORTFOLIO

For a Share of Capital Stock Outstanding Throughout Each Period:

| | For the fiscal year ended December 31, | | | | |
	2004	2003	2002	2001	2000
Net asset value, beginning of period.........	$3.3375	$2.9986	$3.3261	$3.3542	$4.1691
Income (loss) from investment operations:					
Net investment income......	0.2391	0.2529	0.2602	0.3346	0.4107
Net realized and unrealized gain (loss) on investments	0.0901	0.3389	(0.3275)	(0.0281)	(0.8149)
Total from investment operations	0.3292	0.5918	(0.0673)	0.3065	(0.4042)
Less distributions from net investment income	(0.2391)	(0.2529)	(0.2602)	(0.3346)	(0.4107)
Net asset value, end of period..............	$3.4276	$3.3375	$2.9986	$3.3261	$3.3542
Total return	9.86%	19.74%	–2.02%	9.18%	–9.73%
Net assets, end of period (in millions)	$190	$164	$128	$116	$102
Ratio of expenses to average net assets	0.96%	0.95%	0.95%	0.93%	0.96%
Ratio of net investment income to average net assets	7.13%	7.99%	8.42%	9.60%	10.02%
Portfolio turnover rate	83%	119%	85%	194%	119%

See Notes to Financial Statements.

Manager's Discussion of International Growth Portfolio

December 31, 2004



An interview with Thomas A. Mengel, portfolio manager of W&R Target Funds, Inc. – International Growth Portfolio

Please note that the W&R Target Funds, Inc. – International Portfolio was renamed the W&R Target Funds, Inc. – International Growth Portfolio effective December 1, 2004, in order to more accurately reflect its style of investment.

The following discussion, graphs and tables provide you with information regarding the Portfolio's performance for the fiscal year ended December 31, 2004. Please note that the Portfolio's performance data does not take into account any expenses or charges associated with owning a variable life or annuity policy invested in the W&R Target Funds, Inc.

How did the Portfolio perform during the last fiscal year?

The Portfolio showed a positive return for the period, but underperformed its benchmark index and its peer group. The Portfolio increased 14.00 percent for the fiscal year, while the Morgan Stanley Capital International EAFE Index (Europe, Australia, Far East – the index that generally reflects the performance of the international securities markets) increased 20.24 percent during the same period, and the Lipper Variable Annuity International Growth Funds Universe Average (reflecting the performance of the universe of funds with similar objectives) increased 17.46 percent for the period. Please note that the Portfolio's Lipper category has changed in this year's annual report.

Why did the Portfolio lag its benchmark index during the fiscal year?

Our stock selection in certain areas brought returns that were not as strong as comparative benchmark returns. We were underweight in Japan during the fiscal year, which affected overall returns. Our performance was also hurt by our overweight position in consumer discretionary stocks in Europe, where domestic demand has been slow to recover.

What other market conditions or events influenced the Portfolio's performance during the fiscal year?

Early in the fiscal year, both the United States and China were growing above trend, creating enormous export demand across Asia and Europe. China was benefiting from a broad increase in outsourcing demand, as production facilities were shifted to China in an effort to take advantage of that country's low labor costs. China's tremendous industrial growth fueled an unprecedented level of global trade. Industrial commodity shortages and shipping constraints dominated daily headlines. Deflation fears quickly faded as global industrial commodity prices soared. Low interest rates and abundant credit fed strong housing and auto cycles in many countries, despite lagging job growth. Official interest rates were already rising in Britain and Australia, and investors were aware that U. S. interest rates would soon need to rise from their extremely low levels.

By mid-year, global investors were alarmed at the possibility of sharply slower economic growth in China, as that government sought to address areas of over-investment. At the same time, crude oil futures rose above $40 per barrel in May, headed toward $55 by October. Later in the year, China's growth pace had moderated only slightly with minimal economic disruption. China's economic slowdown contributed to dampened international trade, but several areas of the world continued to enjoy strong domestic demand. Global crude oil prices appeared to peak early in the fourth quarter and industrial commodity prices were softening. In response, global equity markets rebounded late in the year.

What strategies and techniques did you employ that specifically affected the Portfolio's performance?

Early in the fiscal year, the Japanese stock index outperformed other major markets, apparently in anticipation of global reflation. We remained underweight the Japan index, due to what we felt were stalled reforms and weak domestic demand. That underweighting may have dampened overall returns.

What industries or sectors did you emphasize during the fiscal year, and what looks attractive to you going forward?

We continued to emphasize growth companies in Continental Europe, which benefited from global demand, especially selected export companies that we felt enjoyed a solid competitive position. We also have maintained our overweight position in European consumer-related stocks, although domestic demand has been slow to recover. Stagnant employment trends and weak domestic demand in core Europe appear to be keeping a lid on wage inflation and allowing many companies to continue recent cost-cutting measures, which we believe should help increase their competitiveness and profitability. Our Asian holdings were trimmed mid-year, as China's government tightened credit policies and targeted areas of speculative business investment. We trimmed exposure to emerging markets and the technology sector due to higher valuations. Energy and health care holdings were increased to neutral late in the year, as we trimmed our slight overweight position in financials to near neutral. Wage gains and consumer inflation were generally low to moderate by year-end, and energy prices remained well below their October highs.

We believe that global growth in 2005 will likely be slower than in 2004, although corporate profitability remains impressive, especially in countries such as Germany, where labor reform has greatly exceeded expectations. We intend to continue to focus on what we believe are leading companies in attractive sectors, while we monitor broad trends in global demand, currencies and energy prices.

Comparison of Change in Value of $10,000 Investment

————	W&R Target International Growth Portfolio[1]	$22,104
— — —	Morgan Stanley Capital International EAFE Index	$17,273
– – – – ·	Lipper Variable Annuity International Growth Funds Universe Average . .	$18,889



(1) The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

1-year period ended 12-31-04	14.00%
5-year period ended 12-31-04	−7.10%
10-year period ended 12-31-04	8.25%

(2) **Performance data quoted represents past performance and current performance may be lower or higher. Investment return and principal value will fluctuate and an investor's shares, when redeemed, may be worth more or less than their original cost.**

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. Performance data quoted does not take into account any expenses or charges associated with owning a variable life or annuity policy invested in the W&R Target Funds, Inc.

International investing involves special risks, including political, economic and currency risks.

The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

SHAREHOLDER SUMMARY OF INTERNATIONAL GROWTH PORTFOLIO

Portfolio Highlights

On December 31, 2004, W&R Target International Growth Portfolio had net assets totaling $186,729,602 invested in a diversified portfolio of:

94.06%	**Common Stocks**
4.42%	**Cash and Cash Equivalents**
1.52%	**Other Government Security**

As a shareholder of International Growth Portfolio, for every $100 you had invested on December 31, 2004, your Portfolio was invested by geographic region and by industry, respectively, as follows:



Europe	$68.77
Pacific Basin	$22.01
Cash and Cash Equivalents	$ 4.42
Canada	$ 2.30
Mexico	$ 1.73
Miscellaneous	$ 0.77

Financial Services Stocks	$23.99
Utilities Stocks	$14.16
Consumer Goods Stocks	$11.67
Capital Goods Stocks	$ 7.17
Health Care Stocks	$ 6.97
Energy Stocks	$ 6.80
Retail Stocks	$ 5.71
Consumer Services Stocks	$ 5.39
Cash and Cash Equivalents	$ 4.42
Technology Stocks	$ 4.42
Business Equipment and Services Stocks	$ 4.18
Transportation Stocks	$ 2.01
Raw Materials Stocks	$ 1.59
Other Government Security	$ 1.52

The Investments of International Growth Portfolio

December 31, 2004

COMMON STOCKS	Shares	Value
Australia – 2.53%		
Australia and New Zealand Banking Group Limited (A)	62,500	$ 1,003,891
News Corporation Limited (The), CDI (A)	99,827	1,908,717
Westpac Banking Corporation (A)	118,600	1,803,212
		4,715,820
Austria – 2.10%		
Erste Bank der oesterreichischen Sparkassen AG (A)*	73,700	**3,920,291**
Canada – 2.30%		
EnCana Corporation (A)	31,800	1,808,380
Shoppers Drug Mart Corporation* (A)(B)	80,000	2,478,883
		4,287,263
China – 0.48%		
China Telecom Corporation Limited (A)	2,450,000	**898,336**
Finland – 0.61%		
Nokia OYJ (A)	72,300	**1,137,110**
France – 10.73%		
AXA (A)	44,700	1,099,916
France Telecom (A)*	60,700	2,001,355
Lafarge (A)	13,000	1,249,281
Pernod Ricard (A)	16,900	2,577,917
Peugeot S.A. (A)	14,100	891,239
Publicis Groupe S.A. (A)	50,000	1,614,049
Sanofi-Aventis (A)	24,400	1,941,894
Schneider Electric SA (A)	21,500	1,489,933
TF1 (A)	29,800	966,006
THOMSON (A)	35,000	921,395
Total S.A. (A)	17,300	3,762,879
VINCI (A)	11,300	1,511,102
		20,026,966
Germany – 11.66%		
Allianz Aktiengesellschaft, Registered Shares (A)	29,500	3,879,029
BASF Aktiengesellschaft (A)	26,700	1,912,447
Bayer Aktiengesellschaft (A)	31,500	1,061,618
Deutsche Telekom AG, Registered Shares (A)*	158,500	3,569,775
E.ON AG (A)	16,600	1,509,407
Fresenius AG (A)	4,700	438,940
PUMA Aktiengesellschaft Rudolf Dassler Sport (A)	17,500	4,758,568
RWE Aktiengesellschaft (A)	15,700	862,748
SAP Aktiengesellschaft (A)	9,800	1,740,276
Siemens AG (A)	24,250	2,046,803
		21,779,611

See Notes to Schedule of Investments on page 125.

The Investments of International Growth Portfolio

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Greece – 1.79%		
Alpha Bank (A)(B)	65,000	$ 2,257,503
EFG Eurobank Ergasias S.A. (A)	31,500	1,077,819
		3,335,322
Ireland – 4.01%		
Anglo Irish Bank Corporation plc (Great Britain) (A)	138,273	3,336,929
Anglo Irish Bank Corporation plc (Ireland) (A)	100,000	2,422,765
CRH public limited company (A)	64,600	1,720,742
		7,480,436
Israel – 0.16%		
VIZRT Ltd. (A)(B)*	60,000	306,162
Italy – 4.61%		
Alleanza Assicurazioni S.p.A. (A)	68,000	945,230
Assicurazioni Generali SpA (A)	35,200	1,189,651
Banco Popolare di Verona e Novara S.c. a r.l. (A)	85,000	1,721,111
Eni S.p.A. (A)	124,500	3,103,968
Snam Rete Gas S.p.A. (A)	286,000	1,656,792
		8,616,752
Japan – 16.39%		
ACOM CO., LTD. (A)	18,900	1,411,313
Asahi Glass Company, Limited (A)	115,000	1,265,151
Canon Inc. (A)	50,000	2,691,915
CREDIT SAISON CO., LTD. (A)	54,000	1,960,960
East Japan Railway Company (A)	416	2,308,524
Honda Motor Co., Ltd. (A)	21,100	1,090,795
Hoya Corporation (A)	16,500	1,858,589
INPEX Corporation (A)(B)*	106	533,535
Kabushiki Kaisha Mitsubishi Tokyo Financial Group (A)	200	2,025,021
Kao Corporation (A)	71,000	1,811,030
Nikko Cordial Corporation (A)	361,000	1,908,416
Nippon Telegraph and Telephone Corporation (A)	300	1,343,523
Nomura Holdings, Inc. (A)	68,000	989,067
ORIX Corporation (A)	16,000	2,168,330
Taisei Corporation (A)	240,000	932,288
Takeda Chemical Industries, Ltd. (A)	18,300	919,320
Takefuji Corporation (A)	17,100	1,153,707
Tokyo Gas Co., Ltd. (A)	540,000	2,208,051
Toyota Motor Corporation (A)	49,900	2,025,829
		30,605,364
Mexico – 1.73%		
Cemex, S.A. de C.V., ADR	54,500	1,984,345
Grupo Televisa, S.A., GDR	20,500	1,240,250
		3,224,595

See Notes to Schedule of Investments on page 125.

The Investments of International Growth Portfolio

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Singapore – 0.89%		
DBS Group Holdings Ltd (A)...........................	169,000	$ 1,666,708
South Korea – 1.72%		
Samsung Electronics Co., Ltd. (A)......................	7,400	3,220,344
Spain – 1.81%		
Gestevision Telecinco, S.A. (A)*........................	54,000	1,109,491
Telefonica, S.A. (A)	121,500	2,279,280
		3,388,771
Switzerland – 10.26%		
Baloise-Holding, Registered Shares (A)	21,000	965,919
Credit Suisse Group, Registered Shares (A)*	67,100	2,810,040
Holcim Ltd, Registered Shares (A)	20,000	1,200,280
Nestle S.A., Registered Shares (A)	10,900	2,841,029
Novartis AG, Registered Shares (A)	97,200	4,879,587
Roche Holdings AG, Genussschein (A)	25,500	2,924,435
UBS AG (A)	42,350	3,537,824
		19,159,114
United Kingdom – 20.28%		
BAA plc (A)	129,000	1,443,362
BP p.l.c. (A)	358,300	3,487,252
British Sky Broadcasting Group plc (A)	149,824	1,613,209
Capita Group Plc (The) (A)(B).........................	215,610	1,510,866
Carnival plc (A)	37,900	2,307,629
Compass Group PLC (A)...............................	403,300	1,902,731
Diageo plc (A)	59,000	839,873
GlaxoSmithKline plc (A)	81,100	1,898,737
ITV plc (A)...	451,000	909,435
National Grid Transco plc (A)	135,000	1,282,887
NEXT plc (A).......................................	73,000	2,307,702
Reckitt Benckiser plc (A)	133,922	4,038,587
Royal Bank of Scotland Group plc (The) (A)	91,159	3,059,895
tesco plc (A)..	646,800	3,987,139
Vodafone Group Plc (A)...............................	1,951,600	5,281,437
WPP Group plc (A)	181,300	1,990,331
		37,861,072
TOTAL COMMON STOCKS – 94.06%		$175,630,037

(Cost: $135,695,869)

See Notes to Schedule of Investments on page 125.

The Investments of International Growth Portfolio

December 31, 2004

OTHER GOVERNMENT SECURITY – 1.52%	Principal Amount in Thousands	Value
Germany		
Bundesschatzanweisungen Treasury Note, 2.5%, 3–18–05 (C)	EUR2,100	$ 2,844,058
(Cost: $2,455,210)		
TOTAL SHORT-TERM SECURITIES – 4.10%		$ 7,661,686
(Cost: $7,661,686)		
TOTAL INVESTMENT SECURITIES – 99.68%		$186,135,781
(Cost: $145,812,765)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.32%		593,821
NET ASSETS – 100.00%		$186,729,602

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

(A) Listed on an exchange outside the United States.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2004, the total value of these securities amounted to $7,086,949 or 3.80% of net assets.

(C) Principal amounts are denominated in the indicated foreign currency, where applicable (EUR – Euro).

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

INTERNATIONAL GROWTH PORTFOLIO
December 31, 2004
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $145,813) (Notes 1 and 3)	$186,136
Cash	1
Receivables:	
Dividends and interest	569
Portfolio shares sold	74
Total assets	186,780

LIABILITIES

Payable to Portfolio shareholders	8
Accrued accounting and administrative services fees (Note 2)	6
Accrued management fee (Note 2)	4
Accrued shareholder servicing (Note 2)	2
Accrued service fee (Note 2)	1
Other	29
Total liabilities	50
Total net assets	$186,730

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 28
Additional paid-in capital	216,710
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(—)*
Accumulated undistributed net realized loss on investment transactions	(70,380)
Net unrealized appreciation in value of investments	40,372
Net assets applicable to outstanding units of capital	$186,730
Net asset value, redemption and offering price per share	$ 6.6534
Capital shares outstanding	28,065
Capital shares authorized	60,000

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

INTERNATIONAL GROWTH PORTFOLIO

For the Fiscal Year Ended December 31, 2004
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $311)	$ 2,775
Interest and amortization	186
Total income	2,961

Expenses (Note 2):

Investment management fee	1,475
Service fee	434
Accounting and administrative services fees	66
Custodian fees	53
Shareholder servicing	12
Audit fees	10
Legal fees	8
Other	25
Total expenses	2,083
Net investment income	878

REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities	10,568
Realized net gain on foreign currency transactions	146
Realized net gain on investments	10,714
Unrealized appreciation in value of investments during the period	11,550
Net gain on investments	22,264
Net increase in net assets resulting from operations	$23,142

See Notes to Financial Statements.

Statement of Changes in Net Assets

INTERNATIONAL GROWTH PORTFOLIO

(In Thousands)

	For the fiscal year ended December 31,	
	2004	2003
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 878	$ 1,004
Realized net gain (loss) on investments	10,714	(6,021)
Unrealized appreciation	11,550	37,817
Net increase in net assets resulting from operations	23,142	32,800
Dividends to shareholders from (Note 1E):[1]		
Net investment income	(1,138)	(2,372)
Realized gains on investment transactions	—	—
	(1,138)	(2,372)
Capital share transactions[2]	(4,902)	473
Total increase	17,102	30,901
NET ASSETS		
Beginning of period	169,628	138,727
End of period	$186,730	$169,628
Undistributed net investment income (loss)	$ (—)*	$ —*

(1) See "Financial Highlights" on page 129.

(2) Shares issued from sale of shares	3,185	5,151
Shares issued from reinvestment of dividend	171	404
Shares redeemed	(4,178)	(5,762)
Decrease in outstanding capital shares	(822)	(207)
Value issued from sale of shares	$ 19,125	$ 26,093
Value issued from reinvestment of dividend	1,138	2,372
Value redeemed	(25,165)	(27,992)
Increase (decrease) in outstanding capital	$ (4,902)	$ 473

*Not shown due to rounding.

See Notes to Financial Statements.

Financial Highlights

INTERNATIONAL GROWTH PORTFOLIO

For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Net asset value, beginning of period	$5.8722	$4.7683	$5.8536	$7.8610	$11.9354
Income (loss) from investment operations:					
Net investment income ..	0.0367	0.0833	0.0227	0.0498	0.0298
Net realized and unrealized gain (loss) on investments	0.7853	1.1039	(1.0853)	(1.7977)	(2.8531)
Total from investment operations	0.8220	1.1872	(1.0626)	(1.7479)	(2.8233)
Less distributions from:					
Net investment income ..	(0.0408)	(0.0833)	(0.0227)	(0.0419)	(0.0186)
Capital gains	(0.0000)	(0.0000)	(0.0000)	(0.2176)	(1.2325)
Total distributions	(0.0408)	(0.0833)	(0.0227)	(0.2595)	(1.2511)
Net asset value, end of period	$6.6534	$5.8722	$4.7683	$5.8536	$ 7.8610
Total return	14.00%	24.90%	−18.15%	−22.23%	−23.66%
Net assets, end of period (in millions)	$187	$170	$139	$187	$266
Ratio of expenses to average net assets	1.20%	1.24%	1.30%	1.25%	1.23%
Ratio of net investment income to average net assets	0.59%	1.70%	0.41%	0.71%	0.31%
Portfolio turnover rate	81%	131%	116%	100%	117%

See Notes to Financial Statements.

Manager's Discussion of International Value Portfolio

December 31, 2004



The W&R Target Funds, Inc. – International Value Portfolio is subadvised by Templeton Investment Counsel, LLC. The following is an interview with portfolio manager E. Tucker Scott III.

Please note that the W&R Target Funds, Inc. – International II Portfolio was renamed the W&R Target Funds, Inc. – International Value Portfolio effective December 1, 2004, in order to more accurately reflect its style of investment.

The following discussion, graphs and tables provide you with information regarding the Portfolio's performance for the fiscal year ended December 31, 2004. Please note that the Portfolio's performance data does not take into account any expenses or charges associated with owning a variable life or annuity policy invested in the W&R Target Funds, Inc.

How did the Portfolio perform during the last fiscal year?

The Portfolio did quite well over the fiscal year, increasing 22.68 percent and outperforming its benchmark index and peer group. In comparison, the Morgan Stanley Capital International EAFE Index (Europe, Australia, Far East – the index that generally reflects the performance of the international securities markets) increased 20.24 percent during the same period, while the Lipper Variable Annuity International Core Funds Universe Average (reflecting the performance of the universe of funds with similar objectives) increased 17.91 percent for the period. Please note that the Portfolio's Lipper category has changed in this year's annual report.

What helped the Portfolio outperform its benchmark index during the fiscal year?

While most sectors within the Portfolio had a positive impact on performance during the fiscal year, we feel that our overweighting toward industrials contributed most significantly in both absolute and relative terms. Strong stock selection in the telecommunication services, information technology, materials, energy and utilities sectors also contributed to the Portfolio's strong performance. Geographically, our European and Asian holdings delivered solid investment results. Specifically, we believe that overweight positions, as well as overall stock selection, produced superior results in Hong Kong, South Korea, Taiwan, Finland and the United Kingdom. Strong demand for commodities has traditionally been associated with good news for emerging-market equities. The last fiscal year was no exception. The rise in commodity prices helped produce strong equity market returns in countries such as Chile, Brazil, Mexico and Argentina. During the period, however, the Portfolio did not derive the bulk of returns related to emerging-market exposure from commodity-related holdings. Instead, the largest contributions came from holdings in telecommunications and from technology-related holdings. Overall, the financial sector provided the strongest contribution to investment returns of any sector, both in the Portfolio and the benchmark index. This resulted from the generally favorable business climate that existed last year for banks, insurance companies and related businesses, plus the fact that these holdings combined represented the biggest relative weight of any sector, in both the Portfolio and the benchmark.

What other market conditions or events influenced the Portfolio's performance during the fiscal year?

Throughout 2004, most of the world's currencies strengthened in relation to the U.S. dollar, which benefited U.S.-based investors who invested in non-U.S. equities from developed and emerging market countries. In 2004, U.S. investors in international equities were compensated both for their investment and for currency exposure. The global economic recovery continued in 2004, led by growth in China and the United States. As of September 30, 2004, U.S. gross domestic product (GDP) had increased for 12 consecutive quarters and more recent data suggested the fourth quarter would extend this run. In China, GDP grew 9.5 percent annualized in the first three quarters of 2004.

The Reuters CRB Index, a gauge for price changes in energy, industrial minerals and other commodities, rose 11 percent in 2004, after a rise of 9 percent in 2003. In both years, the increases reflected dollar weakness, but also strong world demand for energy sources and commodities needed to support an expanding global economy. The Portfolio benefited from this secular trend. Most of our holdings in the energy, materials and industrial sectors experienced share price increases during 2004, in part, we believe, because the additional demand improved the prospects for margin expansion and earnings growth rates. During the fiscal year, these three sectors had a significant effect on the Portfolio's overall performance. In the case of materials and industrial holdings, the effect was compounded because we maintained overweight positions, relative to the MSCI benchmark.

What strategies and techniques did you employ that specifically affected the Portfolio's performance?

We continue in our attempts to find securities that we feel are selling at a substantial discount to our determination of their fair market value, based on earnings and cash flow growth. Our analysts employ fundamental valuation techniques and five-year earnings and cash flow forecasts in an effort to identify what we feel are the most attractive stocks globally. From our bottom-up perspective, an eclectic mix of stocks from many sectors has continued to populate our "bargain" list. We view this fact as representative of a broader market theme: the narrowing of valuation discrepancies between sectors. Our investment process, however, has always been value-driven and future weightings versus the benchmark index likely will continue to reflect this fact.

What industries or sectors did you emphasize during the fiscal year, and what looks attractive to you going forward?

Throughout the year, we maintained an overweighting toward materials, industrials, telecommunication services, energy and utilities. We maintained an underweighting in all other sectors, relative to the benchmark index. We anticipate an eclectic mix of stocks from many sectors populating the Portfolio going forward, especially those we consider to be bargains.

Looking forward, we remain cautiously optimistic about the prospects for global equity markets over the next few quarters. Recent data suggests that the global economic recovery is still underway. In addition, global inflation and interest rates remain low on a historical basis, we believe that the outlook for corporate profits is still strong, and balance sheets appear to be in much better shape than they have been in years. In summary, we believe the economic and corporate framework has remained positive for global equity markets. However, at this stage in the economic cycle (the current recovery is about three and a half years old) it should not be surprising to see a pause, in our opinion. Regardless of the macro economic climate we might encounter in 2005, we will continue our efforts to find "bargain" securities to add to the Portfolio, as appropriate.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

———	W&R Target International Value Portfolio[1]	$ 26,277
— — —	Morgan Stanley Capital International EAFE Index	$ 17,273
— — —	Lipper Variable Annuity International Core Funds Universe Average . .	$ 19,717



(1) The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

1-year period ended 12-31-04	22.68%
5-year period ended 12-31-04	5.79%
10-year period ended 12-31-04	10.14%

(2) **Performance data quoted represents past performance and current performance may be lower or higher. Investment return and principal value will fluctuate and an investor's shares, when redeemed, may be worth more or less than their original cost.**

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. Performance data quoted does not take into account any expenses or charges associated with owning a variable life or annuity policy invested in the W&R Target Funds, Inc.

International investing involves special risks, including political, economic and currency risks.

The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

The Advantus International Stock Portfolio was reorganized as the W&R Target International II Portfolio on September 22, 2003. Performance shown for the period prior to this date is the performance of the Advantus International Stock Portfolio. This performance has not been restated to reflect the expenses of the W&R Target International II Portolio. If those expenses were reflected, performance of the W&R Target International II Portfolio would differ. Effective December 1, 2004, W&R Target International II Portfolio changed its name to W&R Target International Value Portfolio.

SHAREHOLDER SUMMARY OF INTERNATIONAL VALUE PORTFOLIO

Portfolio Highlights

On December 31, 2004 W&R Target International Value Portfolio had net assets totaling $400,761,028 invested in a diversified portfolio of:

96.08%	Common Stocks
3.92%	Cash and Cash Equivalents

As a shareholder of the Portfolio, for every $100 you had invested on December 31, 2004, your Portfolio was invested by geographic region and by industry, respectively, as follows:



Europe	$50.48
Pacific Basin.	$26.15
Scandinavia	$13.24
Cash and Cash Equivalents	$ 3.92
Canada	$ 2.49
Other	$ 1.65
Mexico	$ 1.14
Middle East	$ 0.93
Utilities Stocks	$16.99
Financial Services Stocks	$15.93
Raw Materials Stocks	$ 8.19
Miscellaneous Stocks	$ 7.93
Technology Stocks	$ 7.08
Health Care Stocks.	$ 5.93
Energy Stocks.	$ 5.66
Multi-Industry Stocks	$ 5.51
Consumer Durables Stocks.	$ 5.39
Consumer Services Stocks	$ 5.38
Consumer Nondurables Stocks.	$ 4.69
Cash and Cash Equivalents	$ 3.92
Shelter Stocks.	$ 3.76
Capital Goods Stocks	$ 3.64

The Investments of International Value Portfolio

December 31, 2004

COMMON STOCKS	Shares	Value
Australia – 5.51%		
AMP Limited (A)	309,302	$ 1,751,740
Iluka Resources Limited (A)	1,259,900	6,182,114
John Fairfax Holdings Limited (A)	1,363,620	4,840,108
National Australia Bank Limited (A)	233,800	5,256,404
Qantas Airways Limited (A)(B)	545,600	1,579,060
Qantas Airways Limited (A)	857,600	2,482,041
		22,091,467
Bermuda – 1.65%		
ACE Limited	68,900	2,945,475
XL Capital Ltd, Class A	47,300	3,672,845
		6,618,320
Canada – 2.49%		
BCE Inc. (A)	138,000	3,318,058
Barrick Gold Corporation (A)	276,200	6,659,295
		9,977,353
China – 0.79%		
China Telecom Corporation Limited (A)	5,420,000	1,987,340
China Telecom Corporation Limited (A)(B)	3,240,000	1,188,004
		3,175,344
Denmark – 3.11%		
ISS A/S (A)	66,500	3,696,932
Vestas Wind Systems A/S (A)*	709,667	8,781,565
		12,478,497
Finland – 4.34%		
Metso Corporation (A)	367,980	5,807,390
Stora Enso Oyj, Class R (A)	71,073	1,081,481
Stora Enso Oyj, Class R (A)	374,700	5,715,653
UPM-Kymmene Corporation (A)	216,200	4,787,373
		17,391,897
France – 5.83%		
AXA (A)	227,853	5,606,695
Compagnie Generale des Etablissements Michelin, Class B (A)	46,590	2,975,781
Sanofi-Aventis (A)	86,870	6,913,618
SUEZ (A)	82,200	2,182,876
Total S.A. (A)	26,117	5,680,642
		23,359,612
Germany – 4.77%		
Bayer Aktiengesellschaft (A)	173,300	5,840,583
Deutsche Post AG (A)	241,000	5,499,622
E.ON AG (A)	52,900	4,810,098
Volkswagen Aktiengesellschaft (A)	88,735	2,942,519
		19,092,822

See Notes to Schedule of Investments on page 137.

The Investments of International Value Portfolio

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Hong Kong – 3.55%		
Bank of East Asia, Limited (The) (A)	896,000	$ 2,783,897
Cheung Kong (Holdings) Limited (A)	348,000	3,469,837
China Mobile (Hong Kong) Limited, ADR	162,100	2,781,636
Hutchison Whampoa Limited, Ordinary Shares (A)	556,100	5,204,919
		14,240,289
Israel – 0.93%		
Check Point Software Technologies Ltd.*	151,300	3,725,763
Italy – 1.50%		
Eni S.p.A. (A).	241,500	6,020,950
Japan – 7.01%		
Hitachi, Ltd. (A).	532,000	3,677,360
KDDI CORPORATION (A)	802	4,310,023
Nintendo Co., Ltd. (A).	35,400	4,435,555
Nippon Telegraph and Telephone Corporation (A)	1,179	5,280,047
Ono Pharmaceutical Co., Ltd. (A)	67,000	3,750,669
Sony Corporation (A)	155,700	6,002,745
Takeda Chemical Industries, Ltd. (A)	12,400	622,928
		28,079,327
Mexico – 1.14%		
Telefonos de Mexico, S.A. de C.V., ADR	119,420	4,576,174
Netherlands – 7.01%		
Akzo Nobel N.V. (A)	183,880	7,809,904
ING Groep N.V., Certicaaten Van Aandelen (A).	251,394	7,574,227
Koninklijke Philips Electronics N.V., Ordinary Shares (A)	199,110	5,257,855
Reed Elsevier NV (A)	398,600	5,411,236
Wolters Kluwer nv, Certicaaten Van Aandelen (A)	101,000	2,019,111
		28,072,333
Norway – 1.41%		
Telenor ASA (A)	610,100	5,516,366
Telenor ASA (A)(B)	13,700	123,872
		5,640,238
Singapore – 0.74%		
DBS Group Holdings Ltd (A).	300,000	2,958,652
South Korea – 6.77%		
KT Corporation, ADR	329,160	7,178,980
Kookmin Bank, ADR*	99,010	3,869,311
POSCO, ADR	62,140	2,767,094
SK Telecom Co., Ltd., ADR	184,530	4,105,793
Samsung Electronics Co., Ltd., GDR (B)	41,990	9,195,810
		27,116,988

See Notes to Schedule of Investments on page 137.

The Investments of International Value Portfolio

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Spain – 3.60%		
Iberdrola, S.A. (A)	196,000	$ 4,960,848
Repsol YPF, S.A. (A)	202,000	5,238,478
Telefonica, S.A., ADR	74,861	4,229,647
		14,428,973
Sweden – 4.38%		
ForeningsSparbanken AB (A).	207,200	5,140,861
Nordea AB, FDR (A)	698,900	7,066,330
Securitas AB, Class B (A)	312,800	5,345,886
		17,553,077
Switzerland – 3.84%		
Nestle S.A., Registered Shares (A)	31,100	8,106,054
Swiss Reinsurance Company, Registered Shares (A).	50,480	3,586,760
UBS AG (A)	44,400	3,709,077
		15,401,891
Taiwan – 1.78%		
Chunghwa Telecom Co., Ltd., ADR	202,400	4,260,520
Compal Electronics Inc., GDR.	422,600	2,113,676
Compal Electronics Inc., GDR (B)	155,100	775,748
		7,149,944
United Kingdom – 23.93%		
AMVESCAP PLC (A)	340,700	2,093,686
BAE SYSTEMS plc (A)	1,338,200	5,909,691
BHP Billiton Plc (A)	305,384	3,571,945
BP p.l.c. (A)	591,000	5,752,068
Boots Group PLC (A).	237,700	2,985,209
British Sky Broadcasting Group plc (A)	453,300	4,880,843
Cadbury Schweppes plc (A)	407,800	3,789,324
Compass Group PLC (A).	1,537,930	7,255,806
GlaxoSmithKline plc (A)	273,900	6,412,628
Lloyds TSB Group plc (A)	457,600	4,146,866
National Grid Transco plc (A)	370,800	3,523,662
Pearson plc (A)	366,900	4,418,001
Rentokil Initial plc (A)	1,042,980	2,952,408
Rolls-Royce plc (A)	1,244,600	5,889,787
Royal Bank of Scotland Group plc (The) (A)	159,450	5,352,189
”Shell” Transport and Trading Company, p.l.c. (The) (A)	632,900	5,383,825
Shire Pharmaceuticals Group plc (A).	577,500	6,052,184
Smiths Group plc (A).	275,300	4,335,617
Unilever PLC (A)	703,800	6,897,119
Vodafone Group Plc (A).	1,591,700	4,307,472
		95,910,330
TOTAL COMMON STOCKS – 96.08%		**$385,060,241**

(Cost: $292,618,790)

See Notes to Schedule of Investments on page 137.

The Investments of International Value Portfolio

December 31, 2004

	Value
TOTAL SHORT-TERM SECURITIES – 3.65%	$ 14,635,190
(Cost: $14,635,190)	
TOTAL INVESTMENT SECURITIES – 99.73%	$399,695,431
(Cost: $307,253,980)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.27%	1,065,597
NET ASSETS – 100.00%	$400,761,028

Notes to Schedule of Investments

   *No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2004, the total value of these securities amounted to $12,862,494 or 3.21% of net assets.

   See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

   See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

INTERNATIONAL VALUE PORTFOLIO

December 31, 2004
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $307,254) (Notes 1 and 3)	$399,695
Cash	1
Receivables:	
Dividends and interest	947
Portfolio shares sold	257
Investment securities sold	27
Total assets	400,927

LIABILITIES

Payable to Portfolio shareholders	108
Accrued accounting and administrative services fees (Note 2)	10
Accrued management fee (Note 2)	9
Accrued service fee (Note 2)	3
Accrued shareholder servicing (Note 2)	3
Other	33
Total liabilities	166
Total net assets	$400,761

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 21
Additional paid-in capital	306,154
Accumulated undistributed income:	
Accumulated undistributed net investment income	1,551
Accumulated undistributed net realized gain	
on investment transactions	524
Net unrealized appreciation in value of investments	92,511
Net assets applicable to outstanding units of capital	$400,761
Net asset value, redemption and offering price per share	$19.1681
Capital shares outstanding	20,908
Capital shares authorized	80,000

See Notes to Financial Statements.

Statement of Operations

INTERNATIONAL VALUE PORTFOLIO

For the Fiscal Year Ended December 31, 2004
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $1,129)	$ 9,604
Interest and amortization	178
Total income	9,782

Expenses (Note 2):

Investment management fee	2,935
Service fee	863
Accounting and administrative services fees	101
Custodian fees	95
Shareholder servicing	23
Legal fees	15
Audit fees	14
Other	51
Total expenses	4,097
Net investment income	5,685

REALIZED AND UNREALIZED GAIN (LOSS)

ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities	23,571
Realized net loss on foreign currency transactions	(11)
Realized net gain on investments	23,560
Unrealized appreciation in value of investments during the period	44,612
Net gain on investments	68,172
Net increase in net assets resulting from operations	$73,857

See Notes to Financial Statements.

Statement of Changes in Net Assets

INTERNATIONAL VALUE PORTFOLIO

(In Thousands)

	For the fiscal year ended December 31,	
	2004	**2003**
INCREASE IN NET ASSETS		
Operations:		
Net investment income.	$ 5,685	$ 5,143
Realized net gain on investments	23,560	3,295
Unrealized appreciation	44,612	93,954
Net increase in net assets resulting from operations	73,857	102,392
Dividends to shareholders from (Note 1E):[1]		
Net investment income.	(3,800)	(4,902)
Realized gains on investment transactions.	(3,000)	—
	(6,800)	(4,902)
Capital share transactions[2].	9,580	3,617
Total increase.	76,637	101,107
NET ASSETS		
Beginning of period	324,124	223,017
End of period	$400,761	$324,124
Undistributed net investment income (loss)	$ 1,551	$ (672)

(1)See "Financial Highlights" on page 141.

(2) Shares issued from sale of shares	2,549	2,992
Shares issued from reinvestment of dividend and/or capital gains distribution	355	308
Shares redeemed	(2,388)	(3,199)
Increase in outstanding capital shares	516	101
Value issued from sale of shares	$ 43,700	$ 36,752
Value issued from reinvestment of dividend and/or capital gains distribution	6,800	4,902
Value redeemed.	(40,920)	(38,037)
Increase in outstanding capital.	$ 9,580	$ 3,617

See Notes to Financial Statements.

Financial Highlights

INTERNATIONAL VALUE PORTFOLIO

For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of period.......	$15.8947	$11.0000	$ 13.4000	$ 17.6000	$19.4000
Income (loss) from investment operations:					
Net investment income..............	0.2759	0.2558	0.2000	0.3000	0.3000
Net realized and unrealized gain (loss) on investments..........	3.3285	4.8829	(2.6000)	(2.3000)	(0.2000)
Total from investment operations..............	3.6044	5.1387	(2.4000)	(2.0000)	0.1000
Less distributions from:					
Net investment income....	(0.1850)	(0.2440)	(0.0000)	(0.6000)	(0.3000)
Capital gains	(0.1460)	(0.0000)	(0.0000)	(1.6000)	(1.6000)
Total distributions...........	(0.3310)	(0.2440)	(0.0000)	(2.2000)	(1.9000)
Net asset value, end of period............	$19.1681	$15.8947	$ 11.0000	$ 13.4000	$17.6000
Total return................	22.68%	46.85%	−17.82%	−11.21%	0.81%
Net assets, end of period (in millions)	$401	$324	$223	$279	$343
Ratio of expenses to average net assets	1.19%	1.07%	0.99%	0.97%	1.07%
Ratio of net investment income to average net assets..............	1.65%	2.03%	1.87%	1.60%	2.10%
Portfolio turnover rate	31%	35%	33%	39%	47%

See Notes to Financial Statements.

Manager's Discussion of Limited-Term Bond Portfolio

December 31, 2004



An interview with W. Patrick Sterner, CFA, portfolio manager of W&R Target Funds, Inc. – Limited-Term Bond Portfolio

The following discussion, graphs and tables provide you with information regarding the Portfolio's performance for the fiscal year ended December 31, 2004. Please note that the Portfolio's performance data does not take into account any expenses or charges associated with owning a variable life or annuity policy invested in the W&R Target Funds, Inc.

How did the Portfolio perform during the last fiscal year?

For the period, the Portfolio increased 1.61 percent, compared with the Citigroup 1–5 Years Treasury/Government Sponsored/Credit Index (reflecting the performance of securities that generally represent the short- and intermediate-term bond market), which increased 1.89 percent during the same period, and the Lipper Variable Annuity Short-Intermediate Investment Grade Debt Funds Universe Average (reflecting the performance of funds with similar investment objectives), which increased 1.64 percent during the period.

What factors affected the Portfolio's performance during the fiscal year?

There were several factors that contributed positively to the Portfolio's performance over the past year, the most important of which were our holdings in both corporate bonds and mortgage-backed securities. These were the best performing sectors of the fixed income market during the fiscal year. In addition, we believe that our exposure to waste disposal companies, defense contractors and electric utilities within the corporate sector helped enhance overall return. On the downside, the Portfolio's returns were negatively impacted by its overall short maturity. The yield curve flattened dramatically during the fiscal year, as interest rates on short- and intermediate-maturities rose while longer rates actually declined slightly. The yield on the two-year U.S. Treasury note increased from 1.84 percent to 3.07 percent, or 123 basis points, while the 10-year U.S. Treasury declined from 4.25 percent to 4.22 percent. This flattening of the yield curve allowed long maturity bonds to outperform shorter bonds on a total return basis. Long-term Treasury bonds outperformed intermediate-term Treasuries by 568 basis points, or 7.70 percent compared to 2.02 percent. The Portfolio lacked significant exposure to securities with maturities longer than five years, and therefore didn't capture the potential additional return that could have provided.

What other market conditions or events influenced the Portfolio's performance during the fiscal year?

A steadily growing economy and improving corporate credit fundamentals were reflected in the market, as spreads on corporate bonds continued to tighten. The tightening was most pronounced in lower-rated securities. During the fiscal period, Baa-rated bonds outperformed AA-rated bonds by 235 basis points. The Portfolio held more than 25 percent in Baa securities, although their short maturity held back relative performance.

What strategies and techniques did you employ that specifically affected the Portfolio's performance?

Our management style attempts to identify relative value opportunities between sectors of the market. Those sectors include U.S. Treasuries, agencies, corporate and mortgage-backed securities. We expected interest rates to increase gradually over the fiscal year, which typically would favor mortgage-backed securities. We also felt that intermediate corporate bonds offered good value. As a result, we emphasized those sectors in the Portfolio, which helped overall performance.

What industries or sectors did you emphasize during the fiscal year, and what looks attractive to you going forward?

We primarily focused on corporate bonds and mortgage-backed securities, and overall maturity in the Portfolio has been relatively short. As we look at the coming fiscal year, we expect interest rates to move higher as economic growth appears to be on a steady upward trend. The Federal Reserve, in fact, has stated that it remains on course to raise short rates at least until a neutral level is reached. We also believe that corporate credit spreads are now so tight that there is little upside potential in owning corporate bonds, other than in selected names.

With this backdrop, we intend to continue to emphasize short-duration holdings, while focusing on mortgage-backed securities with what we believe is limited extension risk.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Please note that securities issued by certain U.S. government-sponsored entities, including the Federal Home Loan Mortgage Corporation ("Freddie Mac"), the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Banks ("FHLBs") are not funded by Congressional appropriations and the debt and mortgage-backed securities issued by them are neither guaranteed nor insured by the United States government.

Comparison of Change in Value of $10,000 Investment

——————	W&R Target Limited-Term Bond Portfolio[1].	$18,051
— — — —	Citigroup 1 – 5 Years Treasury/Government Sponsored/Credit Index . .	$18,869
— — —	Lipper Variable Annuity Short-Intermediate Investment Grade Debt Funds Universe Average	$17,186



(1) The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

1-year period ended 12-31-04	**1.61%**
5-year period ended 12-31-04	**5.59%**
10-year period ended 12-31-04	**6.08%**

(2) **Performance data quoted represents past performance and current performance may be lower or higher. Investment return and principal value will fluctuate and an investor's shares, when redeemed, may be worth more or less than their original cost.**

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. Performance data quoted does not take into account any expenses or charges associated with owning a variable life or annuity policy invested in the W&R Target Funds, Inc.

The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

SHAREHOLDER SUMMARY OF LIMITED-TERM BOND PORTFOLIO

Portfolio Highlights

On December 31, 2004, W&R Target Limited-Term Bond Portfolio had net assets totaling $79,159,770 invested in a diversified portfolio of:

52.24%	**Corporate Debt Securities**
43.30%	**U.S. Government Securities**
4.46%	**Cash and Cash Equivalents**

As a shareholder of the Portfolio, for every $100 you had invested on December 31, 2004, your Portfolio owned:



U.S. Government Securities	$43.30
Financial Services Bonds	$10.03
Utilities Bonds	$ 9.35
Multi-Industry Bonds	$ 8.80
Miscellaneous Bonds	$ 6.79
Transportation Bonds	$ 5.19
Cash and Cash Equivalents	$ 4.46
Consumer Nondurables Bonds	$ 3.50
Energy Bonds	$ 3.08
Technology Bonds.	$ 2.76
Business Equipment and Services Bonds .	$ 2.74

On December 31, 2004, the breakdown of bonds (by ratings) held by the Portfolio was as follows:



AAA	45.82%
AA	1.15%
A	21.47%
BBB	27.10%
Cash and Cash Equivalents	4.46%

The Investments of Limited-Term Bond Portfolio

December 31, 2004

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	Value
Aircraft – 2.76%		
Raytheon Company,		
6.75%, 8–15–07	$2,030	$ 2,186,933
Banks – 1.89%		
First Union Corporation,		
6.875%, 9–15–05	1,460	1,497,401
Broadcasting – 2.57%		
Viacom Inc.,		
7.75%, 6–1–05	2,000	2,035,590
Business Equipment and Services – 2.74%		
USA Waste Services, Inc.,		
7.125%, 10–1–07	2,000	2,172,194
Capital Equipment – 2.30%		
John Deere Capital Corporation,		
5.125%, 10–19–06	1,766	1,818,650
Finance Companies – 4.54%		
Ford Motor Credit Company,		
6.875%, 2–1–06	2,000	2,060,400
General Motors Acceptance Corporation,		
6.625%, 10–15–05	1,500	1,533,507
		3,593,907
Food and Related – 1.92%		
Kellogg Company,		
4.875%, 10–15–05	1,500	1,517,937
Forest and Paper Products – 1.92%		
Weyerhaeuser Company,		
5.5%, 3–15–05	1,510	1,516,954
Household – General Products – 1.58%		
CPC International Inc.,		
6.15%, 1–15–06	1,218	1,251,007
Insurance – Life – 1.29%		
Lincoln National Corporation,		
7.25%, 5–15–05	1,000	1,016,839

See Notes to Schedule of Investments on page 150.

The Investments of Limited-Term Bond Portfolio

December 31, 2004

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Multiple Industry – 8.80%		
General Electric Capital Corporation,		
2.85%, 1–30–06	$2,000	$ 1,994,946
Honeywell International Inc.,		
6.875%, 10–3–05	400	410,712
Household Finance Corporation,		
6.5%, 1–24–06	1,850	1,912,471
Kansas City Power & Light Company,		
7.125%, 12–15–05	700	725,188
National Rural Utilities Cooperative		
Finance Corporation,		
6.0%, 5–15–06	1,857	1,923,514
		6,966,831
Petroleum – International – 3.08%		
Anadarko Petroleum Corporation:		
6.5%, 5–15–05	805	814,559
5.375%, 3–1–07	1,560	1,622,069
		2,436,628
Railroad – 5.19%		
Norfolk Southern Corporation,		
7.35%, 5–15–07	1,850	2,002,255
Union Pacific Corporation,		
7.6%, 5–1–05	2,080	2,108,190
		4,110,445
Security and Commodity Brokers – 2.31%		
CIT Group Holdings, Inc. (The),		
6.625%, 6–15–05	900	915,315
Salomon Smith Barney Holdings Inc.,		
6.25%, 6–15–05	900	914,224
		1,829,539
Utilities – Electric – 6.73%		
Dominion Resources, Inc.,		
7.625%, 7–15–05	2,200	2,252,232
FPL Group Capital Inc,		
7.625%, 9–15–06	2,000	2,136,342
Wisconsin Energy Corporation,		
5.875%, 4–1–06	910	940,409
		5,328,983
Utilities – Telephone – 2.62%		
GTE Corporation,		
6.36%, 4–15–06	2,000	2,074,712
TOTAL CORPORATE DEBT SECURITIES – 52.24%		$41,354,550

(Cost: $41,223,649)

See Notes to Schedule of Investments on page 150.

The Investments of Limited-Term Bond Portfolio

December 31, 2004

UNITED STATES GOVERNMENT SECURITIES	Principal Amount in Thousands	Value
Agency Obligations – 5.10%		
Federal Home Loan Mortgage Corporation,		
3.625%, 9–15–08	$2,000	$ 2,000,688
Federal National Mortgage Association,		
4.25%, 7–15–07	2,000	2,041,918
		4,042,606
Mortgage-Backed Obligations – 24.10%		
Federal Home Loan Mortgage Corporation Agency		
REMIC/CMO:		
3.5%, 12–15–16	1,289	1,266,500
5.5%, 7–15–17 (Interest Only)	1,250	121,400
5.5%, 10–15–23 (Interest Only)	6,100	579,807
5.5%, 4–15–24 (Interest Only)	1,918	216,143
5.0%, 6–15–24 (Interest Only)	2,000	299,201
Federal Home Loan Mortgage Corporation Fixed Rate		
Participation Certificates:		
7.0%, 8–1–07	4	4,036
4.5%, 5–1–10	1,347	1,357,244
4.0%, 6–1–14	1,871	1,854,410
5.5%, 2–1–16	53	55,050
6.0%, 5–1–16	35	36,535
5.5%, 1–1–17	160	165,307
5.5%, 5–1–17	169	175,174
4.5%, 1–1–18	1,522	1,520,277
4.5%, 4–1–18	1,526	1,525,007
4.5%, 3–1–19	1,885	1,879,688
Federal National Mortgage Association Agency		
REMIC/CMO,		
5.0%, 3–25–16 (Interest Only)	2,088	167,981

See Notes to Schedule of Investments on page 150.

The Investments of Limited-Term Bond Portfolio

December 31, 2004

UNITED STATES GOVERNMENT SECURITIES (Continued)	Principal Amount in Thousands	Value
Federal National Mortgage Association		
Fixed Rate Pass-Through Certificates:		
6.5%, 12–1–10	$ 6	$ 6,381
6.0%, 1–1–11	7	7,796
6.5%, 2–1–11	12	12,637
7.0%, 5–1–11	6	6,811
7.0%, 7–1–11	6	6,389
7.0%, 9–1–12	5	5,539
6.0%, 11–1–13	21	21,823
6.0%, 11–1–13	15	16,000
7.0%, 9–1–14	14	15,227
7.0%, 10–1–14	24	25,272
6.0%, 3–1–16	77	80,789
6.0%, 3–1–16	65	68,322
6.0%, 6–1–16	27	28,336
6.5%, 6–1–16	49	52,128
5.5%, 2–1–17	571	591,005
5.0%, 12–1–17	674	685,982
5.5%, 1–1–18	1,020	1,055,666
5.0%, 3–1–18	1,514	1,539,938
7.0%, 4–1–26	6	6,588
Government National Mortgage Association		
Fixed Rate Pass-Through Certificates:		
6.5%, 1–15–14	29	30,688
7.5%, 3–15–15	32	34,440
6.0%, 8–15–16	95	100,055
6.0%, 12–15–16	210	221,011
5.5%, 1–15–17	282	294,432
6.0%, 1–15–17	171	180,353
5.5%, 7–15–17	427	445,850
5.5%, 10–15–17	329	342,891
5.0%, 12–15–17	934	958,726
7.0%, 6–15–28	42	44,867
7.0%, 7–15–29	39	41,332
3.75%, 1–20–34	933	924,918
		19,075,952

See Notes to Schedule of Investments on page 150.

The Investments of Limited-Term Bond Portfolio

December 31, 2004

UNITED STATES GOVERNMENT SECURITIES (Continued)	Principal Amount in Thousands	Value
Treasury Obligations – 13.35%		
United States Treasury Notes:		
2.0%, 8–31–05	$2,500	$ 2,490,235
2.75%, 6–30–06	2,000	1,994,610
3.5%, 11–15–06	2,000	2,016,876
4.75%, 11–15–08	2,000	2,094,766
3.125%, 4–15–09	2,000	1,969,688
		10,566,175
Treasury Inflation Protected Obligation – 0.75%		
United States Treasury Note,		
3.0%, 7–15–12 (A)	500	592,397
TOTAL UNITED STATES GOVERNMENT SECURITIES – 43.30%		$34,277,130
(Cost: $34,245,020)		
TOTAL SHORT-TERM SECURITY – 3.28%		$ 2,593,690
(Cost: $2,593,690)		
TOTAL INVESTMENT SECURITIES – 98.82%		$78,225,370
(Cost: $78,062,359)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.18%		934,400
NET ASSETS – 100.00%		$79,159,770

Notes to Schedule of Investments

(A)The interest rate for this security is a stated rate, but the interest payments are determined by multiplying the inflation-adjusted principal by one half of the stated rate for each semiannual interest payment date.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

LIMITED-TERM BOND PORTFOLIO

December 31, 2004
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $78,062) (Notes 1 and 3)	$78,225
Cash	—*
Receivables:	
Interest	909
Portfolio shares sold	42
Total assets	79,176

LIABILITIES

Accrued accounting and administrative services fees (Note 2)	4
Payable to Portfolio shareholders	4
Accrued management fee (Note 2)	1
Accrued service fee (Note 2)	1
Accrued shareholder servicing (Note 2)	1
Other	5
Total liabilities	16
Total net assets	$79,160

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 14
Additional paid-in capital	79,316
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(—)*
Accumulated undistributed net realized loss	
on investment transactions	(333)
Net unrealized appreciation in value of investments	163
Net assets applicable to outstanding units of capital	$79,160
Net asset value, redemption and offering price per share	$5.5593
Capital shares outstanding	14,239
Capital shares authorized	30,000

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

LIMITED-TERM BOND PORTFOLIO
For the Fiscal Year Ended December 31, 2004
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):

Interest and amortization	$2,818

Expenses (Note 2):

Investment management fee	380
Service fee	190
Accounting and administrative services fees	43
Custodian fees	9
Audit fees	7
Shareholder servicing	5
Legal fees	4
Other	22
Total expenses	660
Net investment income	2,158

REALIZED AND UNREALIZED LOSS
ON INVESTMENTS (NOTES 1 AND 3)

Realized net loss on investments	(83)
Unrealized depreciation in value of investments during the period	(828)
Net loss on investments	(911)
Net increase in net assets resulting from operations	$1,247

See Notes to Financial Statements.

Statement of Changes in Net Assets
LIMITED-TERM BOND PORTFOLIO
(In Thousands)

	For the fiscal year ended December 31,	
	2004	2003
INCREASE IN NET ASSETS		
Operations:		
Net investment income............................	$ 2,158	$ 2,033
Realized net gain (loss) on investments................	(83)	190
Unrealized depreciation	(828)	(172)
Net increase in net assets resulting from operations............................	1,247	2,051
Dividends to shareholders from net investment income (Note 1E)[1]	(2,159)	(2,032)
Capital share transactions[2]............................	6,479	26,276
Total increase....................................	5,567	26,295
NET ASSETS		
Beginning of period	73,593	47,298
End of period	$79,160	$73,593
Undistributed net investment income (loss)	$ (—)*	$ 1

(1) See "Financial Highlights" on page 154.

(2) Shares issued from sale of shares.........................	3,238	7,636
Shares issued from reinvestment of dividend	388	361
Shares redeemed.......................................	(2,471)	(3,349)
Increase in outstanding capital shares	1,155	4,648
Value issued from sale of shares............................	$18,327	$43,391
Value issued from reinvestment of dividend	2,159	2,032
Value redeemed..	(14,007)	(19,147)
Increase in outstanding capital.............................	$ 6,479	$26,276

*Not shown due to rounding.

See Notes to Financial Statements.

Financial Highlights

LIMITED-TERM BOND PORTFOLIO

For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Net asset value, beginning of period..........	$5.6245	$5.6068	$5.4437	$5.1666	$5.0405
Income (loss) from investment operations:					
Net investment income.......	0.1559	0.1594	0.1327	0.1971	0.3155
Net realized and unrealized gain (loss) on investments	(0.0651)	0.0176	0.1631	0.2771	0.1261
Total from investment operations	0.0908	0.1770	0.2958	0.4742	0.4416
Less distributions from net investment income	(0.1560)	(0.1593)	(0.1327)	(0.1971)	(0.3155)
Net asset value, end of period	$5.5593	$5.6245	$5.6068	$5.4437	$5.1666
Total return	1.61%	3.16%	5.43%	9.21%	8.73%
Net assets, end of period (in millions)	$79	$74	$47	$16	$6
Ratio of expenses to average net assets including voluntary expense waiver	0.87%	0.84%	0.69%	0.38%	0.40%
Ratio of net investment income to average net assets including voluntary expense waiver.....	2.85%	2.91%	3.97%	5.52%	6.33%
Ratio of expenses to average net assets excluding voluntary expense waiver.....	—[1]	—[1]	0.87%	0.88%	0.90%
Ratio of net investment income to average net assets excluding voluntary expense waiver.....	—[1]	—[1]	3.79%	5.02%	5.83%
Portfolio turnover rate	39%	41%	27%	22%	47%

[1]Because the Portfolio's net assets exceeded $25 million for the entire period, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

Managers' Discussion of Micro Cap Growth Portfolio

December 31, 2004

  

The W&R Target Funds, Inc. – Micro Cap Growth Portfolio is subadvised by Wall Street Associates. The following is an interview with portfolio managers William Jeffery III, Kenneth F. McCain and David A. Baratta.

The following discussion, graphs and tables provide you with information regarding the Portfolio's performance for the fiscal year ended December 31, 2004. Please note that the Portfolio's performance data does not take into account any expenses or charges associated with owning a variable life or annuity policy invested in the W&R Target Funds, Inc.

How did the Portfolio perform during the last fiscal year?

The Portfolio increased 10.05 percent for the fiscal year, although it underperformed its benchmark index and peer group. In comparison, the Portfolio's benchmark, the Russell 2000 Growth Index (reflecting the performance of securities that generally represent the small companies sector of the stock market), increased 14.30 percent during the period, while the Portfolio's peer group, the Lipper Variable Annuity Small-Cap Growth Funds Universe Average (reflecting the universe of funds with similar investment objectives), increased 11.55 percent during the period.

Why did the Portfolio lag its benchmark index during the fiscal year?

In the first half of the year, the Portfolio languished somewhat, as smaller capitalization, high beta stocks lagged the broader market. The Portfolio rebounded quickly during the fourth quarter of the period, as investors returned to sectors that had seen some earlier declines. We believe that the primary obstacles to a stronger overall performance were investments in the technology and producer durables sectors. These areas were among the few major economic sectors to produce negative returns during the year, as they appeared to struggle through a consolidation phase following the large gains produced in 2003. In contrast, our investments in the consumer discretionary sector produced the greatest contribution to Portfolio return. Consumer stocks did well during the period, as did energy stocks, which added significantly to returns during the fiscal year. The Portfolio currently is overweighted in energy. Additionally, the materials and processing sector produced strong returns during the period, although this group represents a small portion of the Portfolio.

What other market conditions or events influenced the Portfolio's performance during the fiscal year?

The year started off with a bang that propelled most equity indexes up approximately 10 percent during the first three weeks. This optimism faded as company reports and analyst commentary brought into question the sustainability of earnings growth rates. Investors spent the better part of the year worrying about the effects of a spike in oil prices, potential terrorist attacks, weak job growth, the U.S. presidential election and the start of an interest rate tightening cycle. It wasn't until November that the market experienced a broad rally, buoyed by relief over the conclusion of the election, a decline in the price of oil and friendly seasonal factors.

For most of the fiscal year, companies with lower betas and lower price-to-earnings ratios outperformed, while companies with high growth expectations, higher price-to-earnings ratios and non-earnings stories lagged the broader market. Despite a strong showing in November and December, the smallest stocks in the benchmark index trailed the broader average for the year. As such, the Portfolio's micro-cap growth orientation was not in favor for the majority of the period.

What strategies and techniques did you employ that specifically affected the Portfolio's performance?

As 2004 began, the Portfolio was positioned for a continued economic recovery and remained invested in what we believed to be the major growth segments of the market. The Portfolio emphasized those sectors that we felt should benefit most from a growing economy, specifically technology, health care and consumer discretionary stocks. We kept a watchful eye on the consumer, whose discretionary spending was influenced by

high oil/gasoline prices and an incremental increase in short-term interest rates. With that in mind, we focused investments in the specialty retail segment, as opposed to the discount-store segment of the consumer sector. We had an overweighted position in the energy sector in an attempt to benefit from the supply/demand imbalance for natural gas products. We anticipated that technology stocks would perform well as capital spending improved, buoyed by a continued economic expansion and lower-than-average capital expenditures over the trailing three years. While capital spending did increase, it did not increase as much as most analysts had expected.

What industries or sectors did you emphasize during the fiscal year, and what looks attractive to you going forward?

We emphasized what we feel are the traditional growth segments of the market: technology, health care and consumer discretionary stocks. In addition, we had an overweighted position in energy stocks, relative to the benchmark.

Overall, we continue to adhere to our fundamental, bottom-up growth philosophy, which integrates forward-looking fundamental research with qualitative insights on company management. We continue to see leadership in companies within the energy, technology, consumer discretionary and health care sectors. We also anticipate maintaining higher allocations in oil services, semiconductors, specialty retail and biotechnology, which we believe include certain companies that offer fundamental strength and superior earnings and revenue growth potential. We believe these companies likely will be rewarded in an economic environment where overall earnings growth appears to be slowing.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

——————	W&R Target Micro Cap Growth Portfolio[1]	$16,421
— — — -	Russell 2000 Growth Index[2]	$11,101
— — —	Lipper Variable Annuity Small-Cap Growth Funds Universe Average[2]	$14,182



(1) The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

(2) Because the Portfolio commenced operations on a date other than at the end of a month, and partial month calculations of the performance of the above indexes (including income) are not available, investment in the indexes (including income) was effected as of September 30, 1997.

Average Annual Total Return[3]

1-year period ended 12-31-04	10.05%
5-year period ended 12-31-04	−7.69%
7+ year period ended 12-31-04[4]	7.08%

(3) **Performance data quoted represents past performance and current performance may be lower or higher. Investment return and principal value will fluctuate and an investor's shares, when redeemed, may be worth more or less than their original cost.**

(4) 10-1-97 (the initial offering date) through 12-31-04.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. Performance data quoted does not take into account any expenses or charges associated with owning a variable life or annuity policy invested in the W&R Target Funds, Inc.

Investing in companies involved in one specified asset class may involve a greater degree of risk than an investment with greater diversification.

The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

The Advantus Micro-Cap Growth Portfolio was reorganized as the W&R Target Micro Cap Growth Portfolio on September 22, 2003. Performance shown for the period prior to this date is the performance of the Advantus Micro-Cap Growth Portfolio. This performance has not been restated to reflect the expenses of the W&R Target Micro Cap Growth Portfolio. If those expenses were reflected, performance of the W&R Target Micro Cap Growth Portfolio would differ.

SHAREHOLDER SUMMARY OF MICRO CAP GROWTH PORTFOLIO

Portfolio Highlights

On December 31, 2004, the W&R Target Micro Cap Growth Portfolio had net assets totaling $41,345,172 invested in a diversified portfolio of:

98.73%	**Common Stocks**
1.27%	**Cash and Cash Equivalents**

As a shareholder of the Portfolio, for every $100 you had invested on December 31, 2004, your Portfolio owned:



Technology Stocks	$22.84
Health Care Stocks.	$19.45
Business Equipment and Services Stocks. .	$13.70
Retail Stocks	$11.35
Multi-Industry Stocks	$10.20
Capital Goods Stocks	$ 6.48
Energy Stocks.	$ 5.89
Raw Materials Stocks	$ 3.29
Miscellaneous Stocks	$ 3.24
Consumer Durables Stocks.	$ 2.29
Cash and Cash Equivalents	$ 1.27

The Investments of Micro Cap Growth Portfolio

December 31, 2004

COMMON STOCKS	Shares	Value
Air Transportation – 0.91%		
Pinnacle Airlines Corp.*	27,200	$ 377,808
Beverages – 1.35%		
Boston Beer Company, Inc. (The)*	26,200	557,274
Broadcasting – 0.00%		
Cumulus Media Inc., Class A*.	33	498
Business Equipment and Services – 6.97%		
Encore Capital Group, Inc.*	18,500	439,653
Insight Enterprises, Inc.*.	8,900	182,539
Labor Ready, Inc.*.	48,000	812,160
Marlin Business Services, Inc.*	37,100	702,488
TRM Corporation*	31,500	744,818
		2,881,658
Capital Equipment – 3.47%		
NATCO Group Inc.*	32,500	286,000
Somanetics Corporation*	43,800	676,491
Warnaco Group, Inc. (The)*	21,800	470,771
		1,433,262
Communications Equipment – 3.89%		
Ditech Communications Corporation*	12,700	189,547
Intervoice, Inc.*.	45,800	612,346
NICE Systems Ltd.*.	13,800	431,940
Redback Networks, Inc.*.	70,000	373,800
		1,607,633
Computers – Peripherals – 6.33%		
Actel Corporation*	19,500	340,860
Allscripts Healthcare Solutions, Inc.*	59,300	631,842
Embarcadero Technologies, Inc.*	31,800	300,033
NMS Communications Corporation*	61,500	387,757
Sigma Designs, Inc.*	25,600	254,464
WebSideStory, Inc.*.	13,600	168,980
Xyratex Group Limited*	32,700	535,135
		2,619,071
Electrical Equipment – 3.01%		
Power-One, Inc.*.	46,200	412,797
Ultralife Batteries, Inc.*	42,800	831,390
		1,244,187

See Notes to Schedule of Investments on page 162.

The Investments of Micro Cap Growth Portfolio

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Electronic Components – 5.42%		
ARM Holdings plc, ADR	94,163	$ 581,927
Exar Corporation*	16,600	235,637
Mykrolis Corporation*	23,500	332,995
Trident Microsystems, Inc.*	26,800	447,292
Virage Logic Corporation*	34,600	641,311
		2,239,162
Electronic Instruments – 7.20%		
Artesyn Technologies, Inc.*	63,400	716,737
Asyst Technologies, Inc.*	48,100	245,791
Ixia*	21,500	360,770
LTX Corporation*	35,600	272,518
Mikohn Gaming Corporation*	48,900	500,736
Photronics, Inc.*	25,300	417,323
Rudolph Technologies, Inc.*	11,700	200,948
Xenogen Corporation*	37,800	262,710
		2,977,533
Gold and Precious Metals – 0.94%		
Infocrossing, Inc.*	23,100	390,274
Health Care – Drugs – 11.07%		
Bentley Pharmaceuticals, Inc.*	44,500	478,375
Bioenvision, Inc.*	41,700	373,424
BioMarin Pharmaceutical Inc.*	66,500	422,940
Bone Care International, Inc.*	16,300	453,466
Cell Therapeutics, Inc.*	29,300	238,355
Corautus Genetics Inc.*	101,100	534,314
Cubist Pharmaceuticals Inc.*	30,100	356,234
First Horizon Pharmaceutical Corporation*	21,600	494,100
Hollis-Eden Pharmaceuticals, Inc.*	20,100	189,945
POZEN Inc.*	59,700	436,706
Serologicals Corporation*	27,000	599,400
		4,577,259
Health Care – General – 4.37%		
Bruker BioSciences Corporation*	51,300	206,995
Candela Corporation*	45,900	523,490
PolyMedica Corporation	22,300	832,682
Wilson Greatbatch Technologies, Inc.*	10,800	242,136
		1,805,303

See Notes to Schedule of Investments on page 162.

The Investments of Micro Cap Growth Portfolio

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Hospital Supply and Management – 4.01%		
American Healthways, Inc.*	28,300	$ 934,607
Matria Healthcare, Inc.*	18,500	722,518
		1,657,125
Motor Vehicle Parts – 2.29%		
LKQ Corporation*	30,200	604,000
TODCO, Class A*	18,600	342,612
		946,612
Multiple Industry – 10.20%		
American Banknote Corporation*	145	22
Comstock Homebuilding Companies, Inc.*	13,600	297,296
Cutera, Inc.*	25,800	320,952
Greenfield Online, Inc.*	5,700	125,372
JAMDAT Mobile Inc.*	15,200	312,512
McCormick & Schmick's Seafood Restaurants, Inc.*	43,400	731,507
NetLogic Microsystems, Inc.*	54,700	545,633
PowerDsine Ltd.*	8,700	119,234
Specialty Underwriters' Alliance, Inc.*	40,700	387,667
Standard Parking Corporation*	29,400	451,290
Vitran Corporation Inc., Class A*	32,400	554,040
WCA Waste Corporation*	35,900	372,463
		4,217,988
Petroleum – Services – 5.89%		
Brigham Exploration Company*	48,300	435,424
Hydril Company*	22,700	1,032,623
Superior Energy Services, Inc.*	62,900	969,289
		2,437,336
Restaurants – 4.23%		
BUCA, Inc.*	34,600	240,297
Red Robin Gourmet Burgers, Inc.*	16,600	886,108
Steak n Shake Company (The)*	31,100	624,488
		1,750,893
Retail – Specialty Stores – 7.12%		
Children's Place Retail Stores, Inc. (The)*	24,400	904,142
Goody's Family Clothing, Inc.	33,600	306,264
Jos. A. Bank Clothiers, Inc.*	18,387	522,007
Provide Commerce, Inc.*	27,200	1,008,440
Tweeter Home Entertainment Group, Inc.*	29,300	201,291
		2,942,144
Security and Commodity Brokers – 0.98%		
Harris & Harris Group, Inc.*	24,700	404,339

See Notes to Schedule of Investments on page 162.

The Investments of Micro Cap Growth Portfolio

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Steel – 2.35%		
NS Group, Inc.*	34,900	$ 970,220
Timesharing and Software – 6.73%		
Bottomline Technologies (de), Inc.*	15,100	218,497
Concur Technologies, Inc.*	50,200	446,529
Covansys Corporation*	49,100	751,475
Jupitermedia Corporation*	17,100	406,125
Niku Corporation*	27,700	556,493
Ultimate Software Group, Inc. (The)*	31,900	405,449
		2,784,568
TOTAL COMMON STOCKS – 98.73%		$40,822,147
(Cost: $32,535,386)		
TOTAL SHORT-TERM SECURITY – 1.26%		$ 520,938
(Cost: $520,938)		
TOTAL INVESTMENT SECURITIES – 99.99%		$41,343,085
(Cost: $33,056,324)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.01%		2,087
NET ASSETS – 100.00%		$41,345,172

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

MICRO CAP GROWTH PORTFOLIO

December 31, 2004
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $33,056) (Notes 1 and 3).............	$ 41,343
Cash	48
Receivable for Portfolio shares sold	33
Total assets...	41,424

LIABILITIES

Payable for investment securities purchased	43
Payable to Portfolio shareholders.......................................	27
Accrued accounting and administrative services fees (Note 2)................	2
Accrued management fee (Note 2)	1
Accrued shareholder servicing (Note 2)	1
Accrued service fee (Note 2)	—*
Other..	5
Total liabilities	79
Total net assets..	$ 41,345

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 3
Additional paid-in capital	51,241
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(—)*
Accumulated undistributed net realized loss	
on investment transactions.....................................	(18,186)
Net unrealized appreciation in value of investments....................	8,287
Net assets applicable to outstanding units of capital	$ 41,345
Net asset value, redemption and offering price per share	$14.7992
Capital shares outstanding...	2,794
Capital shares authorized..	55,000

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

MICRO CAP GROWTH PORTFOLIO

For the Fiscal year Ended December 31, 2004
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):

Dividends	$ 20
Interest and amortization	15
Total income	35

Expenses (Note 2):

Investment management fee	379
Service fee	100
Accounting and administrative services fees	27
Custodian fees	9
Audit fees	7
Legal fees	4
Shareholder servicing	2
Other	8
Total expenses	536
Net investment loss	(501)

REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net loss on investments	(23)
Unrealized appreciation in value of investments during the period	3,929
Net gain on investments	3,906
Net increase in net assets resulting from operations	$3,405

See Notes to Financial Statements.

Statement of Changes in Net Assets

MICRO CAP GROWTH PORTFOLIO

(In Thousands)

	For the fiscal year ended December 31,	
	2004	**2003**
INCREASE IN NET ASSETS		
Operations:		
Net investment loss.	$ (501)	$ (359)
Realized net gain (loss) on investments	(23)	1,197
Unrealized appreciation	3,929	12,508
Net increase in net assets resulting from operations	3,405	13,346
Dividends to shareholders from (Note 1E):[1]		
Net investment income.	—	—
Realized gains on investment transactions.	—	—
	—	—
Capital share transactions[2]	(3,079)	3,169
Total increase	326	16,515
NET ASSETS		
Beginning of period	41,019	24,504
End of period	$41,345	$41,019
Undistributed net investment income (loss)	$ (—)*	$ —*

(1) See "Financial Highlights" on page 166.

(2) Shares issued from sale of shares.	797	812
Shares issued from reinvestment of dividend	—	—
Shares redeemed	(1,053)	(575)
Increase (decrease) in outstanding capital shares	(256)	237
Value issued from sale of shares	$10,454	$ 8,865
Value issued from reinvestment of dividend	—	—
Value redeemed.	(13,533)	(5,696)
Increase (decrease) in outstanding capital	$ (3,079)	$ 3,169

*Not shown due to rounding.

See Notes to Financial Statements.

Financial Highlights

MICRO CAP GROWTH PORTFOLIO

For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Net asset value, beginning of period.	$13.4476	$ 8.7000	$15.5000	$17.5000	$25.1000
Income (loss) from investment operations:					
Net investment loss.	(0.1794)	(0.1178)	(0.1000)	(0.1000)	(0.1000)
Net realized and unrealized gain (loss) on investments	1.5310	4.8654	(6.7000)	(1.9000)	(4.4000)
Total from investment operations	1.3516	4.7476	(6.8000)	(2.0000)	(4.5000)
Less distributions from:					
Net investment income.	(0.0000)	(0.0000)	(0.0000)	(0.0000)	(0.0000)
Capital gains	(0.0000)	(0.0000)	(0.0000)	(0.0000)	(3.1000)
Total distributions.	(0.0000)	(0.0000)	(0.0000)	(0.0000)	(3.1000)
Net asset value, end of period.	$14.7992	$13.4476	$ 8.7000	$15.5000	$17.5000
Total return	10.05%	54.41%	−43.64%	−11.33%	−21.05%
Net assets, end of period (in millions)	$41	$41	$25	$45	$52
Ratio of expenses to average net assets including voluntary expense waiver	1.35%	1.37%	1.34%	1.35%	1.30%
Ratio of net investment loss to average net assets including voluntary expense waiver	−1.26%	−1.17%	−1.10%	−1.00%	−0.46%
Ratio of expenses to average net assets excluding voluntary expense waiver	NA	1.51%	1.45%	1.40%	1.35%
Ratio of net investment loss to average net assets excluding voluntary expense waiver . . .	NA	−1.31%	−1.21%	−1.05%	−0.50%
Portfolio turnover rate	65%	74%	68%	71%	103%

See Notes to Financial Statements.

Manager's Discussion of Money Market Portfolio

December 31, 2004



An interview with Mira Stevovich, CFA, portfolio manager of W&R Target Funds, Inc. – Money Market Portfolio

The following discussion and tables provide you with information regarding the Portfolio's performance for the fiscal year ended December 31, 2004.

How did the Portfolio perform during the last fiscal year?

The Portfolio was competitive with peer group money market funds during the past fiscal year. The yield on the Portfolio increased gradually during the period, due to increases in the Federal Funds rate. The Federal Funds rate stood at 1 percent when the fiscal year started. As the economy improved, the Federal Reserve began to remove excess liquidity from the financial system in a slow and measured way. The Federal Reserve increased the Federal Funds rate by 0.25 percent at each of its meetings in June, August, September, November and December of 2004. By the end of the fiscal year, the Federal Funds rate was at 2.25 percent.

What factors affected the Portfolio's performance during the fiscal year?

The steady increase in short-term interest rates during the period positively influenced the overall performance of the Portfolio. At the beginning of the fiscal year, we were operating in an environment that anticipated short-term interest rates remaining the same for a prolonged period of time. Market sentiment in the spring of 2004 changed to incorporate an upward movement of interest rates, and we saw the possibility for higher rates as an opportunity to invest in securities with potentially higher yields.

Credit quality played a role in the management and performance of the Portfolio during the fiscal year, as well. We have remained vigilant in our review of the companies whose securities we purchase, and we have selected securities that in our view contain the highest credit quality, based on our strict credit risk constraints.

What other market conditions or events influenced the Portfolio's return during the fiscal year?

A decline in the supply of short-term securities remained a factor in the Portfolio's return for the fiscal year, as during the previous year. As companies contracted their businesses, their need for short-term financing decreased, ultimately decreasing the supply of short-term securities issued (commercial paper). Also, many companies funded their operations by issuing longer bonds in an effort to take advantage of the low rate environment. This lessened the need for companies to borrow in the short-term market. As a result, the decreased supply of short-term securities put downward pressure

on short-term rates. More recently we have begun to see an overall increase in the issuance of commercial paper, which has coincided with improved economic activity.

What strategies and techniques did you employ that specifically affected the Portfolio's performance?

We have maintained the average maturity of the Portfolio by carefully selecting what we feel are high quality securities. However, securities issued by the highest quality companies are issued at premium rates of interest (lowest yielding securities). This ultimately affects the Portfolio's overall yield. To attempt to compensate for this, we sought to purchase our longer-dated securities during periods in which the market anticipated higher future rates of interest, in an effort to take advantage of higher yields. We also have looked to certain sectors, such as taxable municipal securities, which have at times been offered at attractive rates of interest. We have increased our holdings of floating rate securities, because as interest rates increase, the interest rate earned on the floating rate security typically increases as well.

What industries did you emphasize over the year, and what looks attractive to you going forward?

We intend to continue investing in high quality securities within all industries and sectors, including U.S. Treasury and government agency securities, when we feel that they look attractive on a relative basis. We traditionally have emphasized investments of the highest credit quality, in an effort to add value to the Portfolio. In an effort to take advantage of increases in short-term interest rates, we likely will continue to add attractively priced floating rate securities. We have made some small investments in asset-backed commercial paper this past year, and hope to increase our exposure to this sector, due to its large presence in the short-term market and its attractive yields.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Please remember that an investment in the Portfolio is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although the Portfolio seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Portfolio.

SHAREHOLDER SUMMARY OF MONEY MARKET PORTFOLIO

Portfolio Highlights

On December 31, 2004, W&R Target Money Market Portfolio had net assets totaling $54,817,162.

As a shareholder of the Portfolio, for every $100 you had invested on December 31, 2004, your Portfolio owned:



Corporate Obligations – Notes	$46.85
Municipal Obligations	$22.47
Corporate Obligations – Commercial Paper	$18.98
United States Government Securities	$ 8.48
Corporate Obligations – Certificates of Deposit.	$ 2.37
Cash and Other Assets, Net of Liabilities .	$ 0.85

The Investments of Money Market Portfolio

December 31, 2004

CORPORATE OBLIGATIONS	Principal Amount in Thousands	Value
Certificate of Deposit – 2.37%		
Banks		
Citibank, N.A.,		
2.305%, 2–23–05	$1,300	$ 1,300,000
Commercial Paper		
Banks – 0.46%		
Royal Bank of Scotland PLC,		
2.02%, 1–19–05	250	249,748
Beverages – 0.64%		
Diageo Capital plc,		
2.32%, 1–13–05	350	349,729
Finance Companies – 4.56%		
Sony Global Treasury Services PLC (Sony Corporation):		
2.22%, 1–13–05	1,600	1,598,816
2.35%, 1–13–05	900	899,295
		2,498,111
Food and Related – 4.61%		
Golden Peanut Co.:		
2.27%, 2–7–05	1,637	1,633,181
2.41%, 3–2–05	900	896,385
		2,529,566
Multiple Industry – 2.19%		
General Electric Capital Corporation,		
2.615%, 3–15–05	1,200	1,200,410
Security and Commodity Brokers – 1.98%		
UBS Finance Delaware LLC:		
2.23%, 1–3–05	935	934,884
2.38%, 1–4–05	150	149,970
		1,084,854
Utilities – Telphone – 0.91%		
BellSouth Corporation,		
2.34%, 1–3–05	500	499,935
Total Commercial Paper – 15.35%		8,412,353

See Notes to Schedule of Investments on page 175.

The Investments of Money Market Portfolio

December 31, 2004

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Commercial Paper (backed by irrevocable bank letter of credit) – 3.63%		
Finance Companies		
Vehicle Services of America Ltd. (Bank of America, N.A.),		
2.35%, 2–14–05	$2,000	$ 1,994,256
Notes		
Banks – 10.16%		
Bank of America Corporation,		
2.49%, 2–14–05	1,000	1,000,811
Bayerische Landesbank Girozentrale,		
2.3675%, 1–31–05	500	499,981
NationsBanc Corp.,		
6.875%, 2–15–05	1,000	1,006,610
U.S. Bancorp,		
4.75%, 6–30–05	1,050	1,062,587
Wells Fargo & Company:		
2.3725%, 1–18–05	500	500,000
2.31%, 2–2–05	1,500	1,500,000
		5,569,989
Business Equipment and Services – 2.30%		
Playworld Systems Incorporated (Wachovia Bank, N.A.),		
2.49%, 1–5–05	1,260	1,260,000
Computers – Main and Mini – 2.28%		
International Business Machines Corporation,		
2.32%, 1–10–05	1,250	1,250,000
Electrical Equipment – 1.87%		
Emerson Electric Co.,		
7.875%, 6–1–05	1,000	1,023,600
Food and Related – 1.18%		
Unilever Capital Corporation,		
6.875%, 11–1–05	625	645,228
Furniture and Furnishings – 0.83%		
Capo & Sons Corporation (Wachovia Bank, N.A.),		
2.49%, 1–6–05	455	455,000
Health Care – Drugs – 5.50%		
GlaxoSmithKline PLC,		
7.375%, 4–15–05	300	304,359
Merck & Co., Inc.,		
4.484%, 2–22–05 (A)	2,700	2,712,176
		3,016,535

See Notes to Schedule of Investments on page 175.

The Investments of Money Market Portfolio

December 31, 2004

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Notes (Continued)		
Health Care – General – 1.44%		
ACTS Retirement – Life Communities, Inc., Variable Rate Demand Bonds, Series 2003A,		
2.42%, 1–6–05	$ 790	$ 790,000
Hospital Supply and Management – 3.77%		
Autumn House at Powder Mill, Inc. (Suntrust Bank),		
2.4%, 1–6–05	500	500,000
Meriter Management Services, Inc. (U.S. Bank Milwaukee, National Association),		
2.4%, 1–5–05	1,565	1,565,000
		2,065,000
Household – General Products – 2.28%		
Procter & Gamble Company (The),		
2.42%, 1–6–05	1,250	1,250,000
Insurance – Property and Casualty – 2.01%		
MBIA Global Funding, LLC (MBIA Insurance Corporation),		
2.3775%, 1–31–05	1,100	1,100,000
Leisure Time Industry – 2.52%		
Ansley Golf Club, Inc. (Wachovia Bank, N.A.),		
2.49%, 1–6–05	1,385	1,385,000
Multiple Industry – 1.83%		
General Electric Capital Corporation,		
6.5%, 1–25–05	1,000	1,003,332
Publishing – 1.12%		
Gannett Co., Inc.,		
4.95%, 4–1–05	610	614,431
Retail – General Merchandise – 2.20%		
Target Corporation,		
7.5%, 2–15–05	600	604,449
Wal-Mart Stores, Inc.,		
2.29625%, 2–22–05	600	600,032
		1,204,481
Trucking and Shipping – 2.62%		
Volpe Family Partnership, L.P. (Wachovia Bank, N.A.),		
2.47%, 1–6–05	1,435	1,435,000

See Notes to Schedule of Investments on page 175.

The Investments of Money Market Portfolio

December 31, 2004

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Notes (Continued)		
Utilities – Telephone – 2.94%		
BellSouth Corporation,		
4.119%, 4–26–05 (A)	$1,000	$ 1,007,795
SBC Communications Inc.,		
4.206%, 6–5–05 (A)	600	604,995
		1,612,790
Total Notes – 46.85%		**25,680,386**
TOTAL CORPORATE OBLIGATIONS – 68.20%		**$37,386,995**
(Cost: $37,386,995)		

MUNICIPAL OBLIGATIONS		
California – 6.34%		
California Pollution Control Financing Authority, Environmental Improvement Revenue Bonds, Air Products and Chemicals, Inc./Wilmington Facility, Taxable Series 1997A,		
2.29%, 1–12–05	2,600	2,600,000
County of Sacramento, Taxable Pension Funding Bonds, Series 1995B (Bayerische Landesbank Girozentrale, New York Branch),		
2.41%, 1–5–05	875	875,000
		3,475,000
Florida – 2.74%		
University of South Florida Research Foundation, Incorporated, Variable Rate Demand Revenue Bonds, Interdisciplinary Research Building Project, Taxable Series 2004B (Bank of America, N.A.),		
2.4%, 1–5–05	1,500	**1,500,000**
Maryland – 2.80%		
Mayor and City Council of Baltimore (City of Baltimore, Maryland), General Obligation Bonds, Consolidated Public Improvement Bonds:		
Series 2003C (Variable Rate Demand/Taxable),		
2.4%, 1–6–05	485	485,000
Series 2003D (Variable Rate Demand/Taxable),		
2.4%, 1–6–05	1,050	1,050,000
		1,535,000

See Notes to Schedule of Investments on page 175.

The Investments of Money Market Portfolio

December 31, 2004

MUNICIPAL OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
New York – 3.90%		
The City of New York, General Obligation Bonds, Fiscal 1995 Series B, Taxable Adjustable Rate Bonds (Bayerische Landesbank Girozentrale, New York Branch), 2.2%, 1–3–05	$1,540	$ 1,540,000
Nassau County Industrial Development Agency, Taxable Variable Rate Demand Revenue Bonds (57 Seaview Realty Associates, LLC 2004 Project), (Wachovia Bank, National Association), 2.42%, 1–6–05	600	600,000
		2,140,000
Texas – 1.46%		
Gulf Coast Waste Disposal Authority, Pollution Control Revenue Bonds (Amoco Oil Company Project), Taxable Series 1995:		
2.37%, 1–11–05	400	400,000
2.37%, 2–7–05	400	400,000
		800,000
Washington – 5.23%		
Washington State Housing Finance Commission, Taxable Variable Rate Demand Multifamily Revenue Bonds, Springfield Meadows Apartments Project, Series 2001B (U.S. Bank, National Assocation), 2.35%, 1–5–05	1,695	1,695,000
Watts Brothers Frozen Foods, L.L.C., Variable Rate Demand Taxable Revenue Bonds, 1997 (U.S. Bank of Washington, National Association), 2.47%, 1–6–05	1,169	1,169,000
		2,864,000
TOTAL MUNICIPAL OBLIGATIONS – 22.47%		**$12,314,000**

(Cost: $12,314,000)

See Notes to Schedule of Investments on page 175.

The Investments of Money Market Portfolio

December 31, 2004

UNITED STATES GOVERNMENT SECURITIES	Principal Amount in Thousands	Value
Federal Home Loan Bank:		
1.3%, 2–23–05	$ 500	$ 500,000
1.47%, 3–1–05	800	800,000
1.3%, 4–27–05	1,200	1,200,000
1.35%, 4–29–05	500	500,000
1.555%, 5–3–05	250	250,000
Overseas Private Investment Corporation:		
2.35%, 1–5–05	561	561,000
2.4%, 1–5–05	837	837,209
TOTAL UNITED STATES GOVERNMENT SECURITIES – 8.48%		**$ 4,648,209**
(Cost: $4,648,209)		
TOTAL INVESTMENT SECURITIES – 99.15%		**$54,349,204**
(Cost: $54,349,204)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.85%		467,958
NET ASSETS – 100.00%		**$54,817,162**

Notes to Schedule of Investments

(A)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2004, the total value of these securities amounted to $4,324,966 or 7.89% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

MONEY MARKET PORTFOLIO
December 31, 2004
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $54,349) (Notes 1 and 3)	$54,349
Cash	—*
Receivables:	
Interest	353
Portfolio shares sold	134
Prepaid and other assets	1
Total assets	54,837

LIABILITIES

Payable to Portfolio shareholders	7
Accrued accounting and administrative services fees (Note 2)	3
Accrued shareholder servicing (Note 2)	1
Accrued management fee (Note 2)	1
Accrued service fee (Note 2)	—*
Other	8
Total liabilities	20
Total net assets	$54,817

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 55
Additional paid-in capital	54,762
Net assets applicable to outstanding units of capital	$54,817
Net asset value, redemption and offering price per share	$1.0000
Capital shares outstanding	54,817
Capital shares authorized	135,000

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

MONEY MARKET PORTFOLIO

For the Fiscal Year Ended December 31, 2004
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):

Interest and amortization	$813
Expenses (Note 2):	
Investment management fee..	224
Service fee	140
Accounting and administrative services fees	39
Audit fees..	5
Custodian fees..	5
Shareholder servicing	4
Legal fees..	3
Other	5
Total expenses	425
Net investment income	388
Net increase in net assets	
resulting from operations	$388

Statement of Changes in Net Assets

MONEY MARKET PORTFOLIO

(In Thousands)

	For the fiscal year ended December 31,	
	2004	**2003**
DECREASE IN NET ASSETS		
Operations:		
Net investment income	$ 388	$ 474
Net increase in net assets resulting from operations	388	474
Dividends to shareholders from net investment income (Note 1E)[1]	(388)	(474)
Capital share transactions[2]	(9,513)	(38,207)
Total decrease	(9,513)	(38,207)
NET ASSETS		
Beginning of period	64,330	102,537
End of period	$54,817	$ 64,330
Undistributed net investment income	$ —	$ —

(1)See "Financial Highlights" on page 179.

(2)Shares issued from sale of shares.	41,821	62,263
Shares issued from reinvestment of dividends.	388	474
Shares redeemed	(51,722)	(100,944)
Decrease in outstanding capital shares.	(9,513)	(38,207)
Value issued from sale of shares	$41,821	$ 62,263
Value issued from reinvestment of dividends	388	474
Value redeemed.	(51,722)	(100,944)
Decrease in outstanding capital	$ (9,513)	$ (38,207)

See Notes to Financial Statements.

Financial Highlights

MONEY MARKET PORTFOLIO

For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Net asset value, beginning of period.........	$1.0000	$1.0000	$1.0000	$1.0000	$1.0000
Net investment income	0.0070	0.0051	0.0113	0.0356	0.0571
Less dividends declared	(0.0070)	(0.0051)	(0.0113)	(0.0356)	(0.0571)
Net asset value, end of period..............	$1.0000	$1.0000	$1.0000	$1.0000	$1.0000
Total return..................	0.70%	0.52%	1.12%	3.62%	5.87%
Net assets, end of period (in millions)	$55	$64	$103	$99	$52
Ratio of expenses to average net assets	0.76%	0.75%	0.75%	0.73%	0.75%
Ratio of net investment income to average net assets................	0.69%	0.53%	1.13%	3.31%	5.67%

See Notes to Financial Statements.

Managers' Discussion of Mortgage Securities Portfolio

December 31, 2004

 

The W&R Target Funds, Inc. – Mortgage Securities Portfolio is subadvised by Advantus Capital Management, Inc. The following is an interview with portfolio managers Christopher R. Sebald, CFA, and David Land, CFA.

The following discussion, graphs and tables provide you with information regarding the Portfolio's performance since its inception on May 27, 2004. Please note that the Portfolio's performance data does not take into account any expenses or charges associated with owning a variable life or annuity policy invested in the W&R Target Funds, Inc.

How did the Portfolio perform since its inception?

The Portfolio increased 4.97 percent since its inception date, slightly outperforming its benchmark index and peer group. In comparison, the Lehman Brothers Mortgage-Backed Securities Index (reflecting the performance of securities that generally represent the mortgage-backed securities market), increased 4.82 percent since May 31, 2004 (the nearest comparison date available), and the Lipper Variable Annuity U.S. Mortgage Funds Universe Average (reflecting the performance of the universe of funds with similar investment objectives), increased 4.14 percent since May 31, 2004 (the nearest comparison date available).

What helped the Portfolio outperform its benchmark index since its inception?

The main factors impacting the Portfolio during the period were exposure to volatility, our selected asset allocation and yield. We chose to maintain higher volatility exposure

by holding fewer callable, or highly pre-payable, securities when compared with the benchmark index. As the market price for volatility fell during the period, the Portfolio underperformed the index on this measure. As volatility fell, mortgage-backed security pass-throughs did very well in the latter half of 2004 and generated excess returns of 104 basis points. Commercial mortgage-backed securities (CMBS) also did well over this period, generating 118 basis points of excess return, while asset-backed securities garnered 84 basis points of excess returns. We believe that our underweight position in mortgage-backed security pass-throughs was offset by our positions in CMBS and asset-backed securities. In addition, we believe that the Portfolio's yield advantage helped us to exceed the benchmark index, even in the face of extremely strong returns in mortgage-backed security pass-throughs during the fourth quarter of 2004, as this sector generated 84 basis points of excess return.

What other market conditions or events influenced the Portfolio's performance since its inception?

Foreign purchases of U.S. dollar bonds in all sectors were at record levels during 2004. This foreign invasion had a dramatic impact on domestic fixed income spread markets, helping to drive valuations quickly to near all-time tight levels. Mortgage security spreads at year-end were only a few basis points from all-time low levels reached over the last 10 years. CMBS and asset-backed securities have also reached spread levels that have not been seen since the middle 1990s.

What strategies and techniques did you employ that specifically affected the Portfolio's performance?

Most notably, we added to positions in selected credit areas that have served to increase the yield in the Portfolio. The Portfolio also established positions in Government National Mortgage Association pass-through securities, which we believe have benefited from limited supply and strong demand.

What industries or sectors did you emphasize since the Portfolio's inception, and what looks attractive to you going forward?

Mortgage-backed security pass-through excess returns were substantial in the fourth quarter of 2004, registering nearly 50 percent of the year-to-date excess, whereas CMBS and asset-backed securities brought stronger returns during the earlier part of the period.

As pass-through spreads narrowed, we continued to invest in non-agency mortgage-backed securities that we felt would provide additional yield and better prepayment protection. This segment of the market continues to develop with the advent of new mortgage products and additional segmentation of borrower groups.

We expect 2005 to be somewhat similar to 2004, with a low supply of fixed-rate pass-through securities and strong demand. However, we do not anticipate the level of spread-tightening and the amount of excess return that we saw during 2004. As the segmentation of the non-agency market continues to absorb issuance from the fixed-rate market, we anticipate that these new segments will hold the most value for the Portfolio in the coming year. We currently don't see the asset-backed securities market as offering the value it has in the recent past. Spreads have narrowed substantially in the housing-related asset-backed sectors over the past two years and we don't anticipate adding much in this area.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Please note that securities issued by certain U.S. government-sponsored entities, including the Federal Home Loan Mortgage Corporation ("Freddie Mac"), the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Banks ("FHLBs") are not funded by Congressional appropriations and the debt and mortgage-backed securities issued by them are neither guaranteed nor insured by the United States government.

Comparison of Change in Value of $10,000 Investment

———— W&R Target Mortgage Securities Portfolio[1]	$10,497
— — — — Lehman Brothers Mortgage-Backed Securities Index[2]	$10,482
— — — Lipper Variable Annuity U.S. Mortgage Funds Universe Average[2] . . .	$10,414



(1) The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

(2) Because the Portfolio commenced operations on a date other than at the end of a month, and partial month calculations of the performance of the above indexes (including income) are not available, investment in the indexes was effected as of May 31, 2004.

Aggregate Total Return[3]

Since inception of portfolio through 12-31-04[4] **4.97%**

(3) **Performance data quoted represents past performance and current performance may be lower or higher. Investment return and principal value will fluctuate and an investor's shares, when redeemed, may be worth more or less than their original cost.**

(4) 5-27-04 (the initial offering date) through 12-31-04.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. Performance data quoted does not take into account any expenses or charges associated with owning a variable life or annuity policy invested in the W&R Target Funds, Inc.

The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

The risks incurred by mortgage securities include, but are not limited to, reinvestment of prepaid loans at lower rates of return. In addition, the net asset value of mortgage securities may fluctuate in response to changes in interest rates and are not guaranteed.

SHAREHOLDER SUMMARY OF MORTGAGE SECURITIES PORTFOLIO

Portfolio Highlights

On December 31, 2004, W&R Target Mortgage Securities Portfolio had net assets totaling $20,900,334 invested in a diversified portfolio of:

76.66%	U.S. Government Bonds
	Corporate Bonds:
19.14%	Finance Companies
0.66%	Other
3.54%	Cash and Cash Equivalents

As a shareholder of the Portfolio, for every $100 you had invested on December 31, 2004, your Portfolio owned:



U.S. Government Bonds	$76.66
Corporate Bonds:	
Finance Companies	$19.14
Other	$ 0.66
Cash and Cash Equivalents	$ 3.54

The Investments of Mortgage Securities Portfolio

December 31, 2004

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	Value
Banks – 0.66%		
Banc of America Funding Corporation,		
5.03974%, 9–20–34	$ 138	$ 137,716
Finance Companies – 19.14%		
Banc of America Alternative Loan Trust 2004–11,		
6.0%, 12–25–34	499	505,897
Banc of America Structured Securities Trust 2002-X1 F,		
6.274%, 10–11–33 (A)	250	267,333
Bank of America Mortgage Securities, Inc.,		
5.75%, 8–25–34	180	181,213
Bear Stearns Commercial Mortgage Securities, Inc.,		
5.064%, 5–14–16 (A)	150	153,121
CHL Mortgage Pass-Through Trust 2002-32,		
5.0%, 1–25–18	200	199,517
CHL Mortgage Pass-Through Trust 2003–28,		
4.15%, 8–25–33	150	141,679
Charlie Mac Trust 2004–2,		
5.0%, 10–25–34	280	275,784
Credit Suisse First Boston Mortgage Securities Corp.,		
6.0%, 11–25–18	103	106,081
FIRSTPLUS Home Loan Owner Trust 1998–5,		
7.42%, 12–10–24	88	87,455
GMACM Mortgage Loan Trust 2004-AR2,		
4.51801%, 8–19–34	98	97,596
GSR Mortgage Loan Trust 2004–9,		
3.93133%, 8–25–34	150	143,023
Global Mortgage Securitization Ltd. and Global		
Mortgage Securitization, LLC,		
5.25%, 11–25–32 (A)	199	196,287
Green Tree Financial Corporation,		
7.95%, 8–15–25	150	162,721
Hilton Hotel Pool Trust,		
2.51625%, 10–3–15 (A)	100	100,970
MASTR Asset Securitization Trust 2003–10,		
5.5%, 11–25–33	95	95,852
Mid-State Capital Corporation 2004–1 Trust,		
6.005%, 8–15–37	116	118,632
Origen Manufactured Housing Contract Trust 2004-A,		
5.7%, 1–15–35	100	100,584
Origen Manufactured Housing Contract Trust 2004-B,		
4.75%, 8–15–21	100	99,266

See Notes to Schedule of Investments on page 186.

The Investments of Mortgage Securities Portfolio

December 31, 2004

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
RAMP Series 2003-RS11 Trust,		
6.092%, 12–25–33	$ 500	$ 514,133
Structured Asset Securities Corporation:		
5.63%, 5–25–34	100	100,319
6.0%, 6–25–34	250	254,353
Wells Fargo Mortgage Backed Securities 2004-Q Trust,		
4.9527%, 9–25–34	100	98,903
		4,000,719
TOTAL CORPORATE DEBT SECURITIES – 19.80%		$ 4,138,435

(Cost: $4,137,946)

UNITED STATES GOVERNMENT SECURITIES

Mortgage-Backed Obligations		
Federal Home Loan Mortgage Corporation Fixed Rate		
Participation Certificates:		
5.0%, 5–1–18	921	935,963
5.5%, 9–1–19	490	505,940
6.0%, 10–1–33	887	921,686
6.0%, 7–1–34	254	262,982
Federal National Mortgage Association Fixed Rate		
Pass-Through Certificates:		
3.951%, 12–26–31	142	142,663
7.0%, 11–1–32	419	445,248
6.0%, 1–1–34	750	775,313
5.0%, 2–1–34	1,064	1,056,577
6.0%, 4–1–34	368	380,910
6.5%, 4–1–34	871	914,086
5.5%, 7–1–34	441	449,116
6.0%, 8–1–34	436	451,305
6.0%, 8–1–34	249	257,502
5.5%, 9–1–34	147	149,657
6.5%, 9–1–34	244	256,136
5.5%, 10–1–34	3,169	3,219,298
5.5%, 11–1–34	397	403,759
6.5%, 11–1–34	938	983,700
6.5%, 11–1–34	367	385,404
5.5%, 1–1–35	450	456,750
6.5%, 8–25–44	250	262,070

See Notes to Schedule of Investments on page 186.

The Investments of Mortgage Securities Portfolio

December 31, 2004

UNITED STATES GOVERNMENT SECURITIES (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Government National Mortgage Association Fixed Rate		
Participation Certificates:		
6.25%, 7–15–24	$ 139	$ 146,717
5.0%, 11–15–33	1,436	1,439,264
5.5%, 1–1–35	300	306,094
Government National Mortgage Association		
Non-Agency REMIC/CMO,		
5.008%, 12–16–25	500	513,884
TOTAL UNITED STATES GOVERNMENT SECURITIES – 76.66%		$16,022,024
(Cost: $15,917,310)		
SHORT-TERM SECURITIES		
Finance Companies – 4.78%		
PACCAR Financial Corp.,		
2.25%, 1–3–05	1,000	**999,875**
Multiple Industry – 5.44%		
Michigan Consolidated Gas Co.,		
2.35%, 1–3–05	1,137	**1,136,852**
TOTAL SHORT-TERM SECURITIES – 10.22%		$ 2,136,727
(Cost: $2,136,727)		
TOTAL INVESTMENT SECURITIES – 106.68%		$22,297,186
(Cost: $22,191,983)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (6.68%)		(1,396,852)
NET ASSETS – 100.00%		$20,900,334

Notes to Schedule of Investments

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2004, the total value of these securities amounted to $717,711 or 3.43% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

MORTGAGE SECURITIES PORTFOLIO

December 31, 2004
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $22,192) (Notes 1 and 3)	$22,297
Cash	2
Receivables:	
Investment securities sold	1,032
Interest	90
Portfolio shares sold	63
Total assets	23,484

LIABILITIES

Payable for investment securities purchased	2,572
Accrued accounting and administrative services fees (Note 2)	1
Accrued service fee (Note 2)	1
Payable to Portfolio shareholders	1
Accrued management fee (Note 2)	—*
Accrued shareholder servicing (Note 2)	—*
Other	9
Total liabilities	2,584
Total net assets	$20,900

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 4
Additional paid-in capital	20,791
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	—*
Accumulated undistributed net realized loss on investment transactions	(—)*
Net unrealized appreciation in value of investments	105
Net assets applicable to outstanding units of capital	$20,900
Net asset value, redemption and offering price per share	$5.0791
Capital shares outstanding	4,115
Capital shares authorized	80,000

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

MORTGAGE SECURITIES PORTFOLIO

For the Period from May 27, 2004[1] through December 31, 2004
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization	$471
Expenses (Note 2):	
Investment management fee	50
Service fee	25
Accounting and administrative services fees	7
Legal fees	7
Custodian fees	4
Shareholder servicing	1
Other	2
Total	96
Less voluntary waiver of investment management fee (Note 2)	(26)
Total expenses	70
Net investment income	401

REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on investments	272
Unrealized appreciation in value of investments	105
Net gain on investments	377
Net increase in net assets resulting from operations	$778

(1)Commencement of operations.

See Notes to Financial Statements.

Statement of Changes in Net Assets

MORTGAGE SECURITIES PORTFOLIO
For the Period from May 27, 2004[1] through December 31, 2004
(In Thousands)

INCREASE IN NET ASSETS

Operations:

Net investment income	$	401
Realized net gain on investments		272
Unrealized appreciation		105
Net increase in net assets resulting from operations		778

Distributions to shareholders from (Note 1E):[2]

Net investment income	(401)
Realized gains on investment transactions	(272)
	(673)
Capital share transactions[3]	20,795
Total increase	20,900

NET ASSETS

Beginning of period		0
End of period		$20,900
Undistributed net investment income	$	—*

(1)Commencement of operations.
(2)See "Financial Highlights" on page 190.

(3)Shares issued from sale of shares	4,019
Shares issued from reinvestment of dividend and/or capital gains distribution	132
Shares redeemed	(36)
Increase in outstanding capital shares	4,115
Value issued from sale of shares	$20,309
Value issued from reinvestment of dividend and/or capital gains distribution	673
Value redeemed	(187)
Increase in outstanding capital	$20,795

*Not shown due to rounding.

See Notes to Financial Statements.

Financial Highlights

MORTGAGE SECURITIES PORTFOLIO

For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 5-27-04[1] through 12-31-04
Net asset value, beginning of period	$5.0000
Income from investment operations:	
Net investment income	0.1009
Net realized and unrealized gain on investments	0.1476
Total from investment operations	0.2485
Less distributions from:	
Net investment income	(0.1009)
Capital gains	(0.0685)
Total distributions	(0.1694)
Net asset value, end of period	$5.0791
Total return	4.97%
Net assets, end of period (in millions)	$21
Ratio of expenses to average net assets including voluntary expense waiver	0.71%[2]
Ratio of net investment income to average net assets including voluntary expense waiver	4.02%[2]
Ratio of expenses to average net assets excluding voluntary expense waiver	0.97%[2]
Ratio of net investment income to average net assets excluding voluntary expense waiver	3.76%[2]
Portfolio turnover rate	184%

(1) Commencement of operations.
(2) Annualized.

See Notes to Financial Statements.

Manager's Discussion of
Real Estate Securities Portfolio

December 31, 2004



The W&R Target Funds, Inc. – Real Estate Securities Portfolio is subadvised by Advantus Capital Management, Inc. The following is an interview with portfolio manager Joseph R. Betlej, CFA.

The following discussion, graphs and tables provide you with information regarding the Portfolio's performance since its inception on May 27, 2004. Please note that the Portfolio's performance data does not take into account any expenses or charges associated with owning a variable life or annuity policy invested in the W&R Target Funds, Inc.

How did the Portfolio perform since its inception?

Since its inception on May 27, 2004, the Portfolio has increased 32.66 percent, outperforming its benchmark index and peer group. This compares with the Wilshire Associates Real Estate Securities Index (reflecting the performance of securities that generally represent the real estate securities market), which increased 30.55 percent since May 31, 2004 (the nearest comparison date available), and the Lipper Variable Annuity Real Estate Funds Universe Average (reflecting the performance of the universe of funds with similar investment objectives), which increased 29.69 percent since May 31, 2004 (the nearest comparison date available).

What helped the Portfolio outperform its benchmark index since its inception?

The Portfolio's strong performance was largely due to strength in stock selection and, secondarily, to sector selection, in our opinion. Key to stock selection was the identification of companies that we felt offered strong near-term earnings growth. It appears that the market entered too early on cyclically rebounding groups, such as offices and apartments. We believe that high returns in the real estate sector overall, however, were largely a result of investors' attraction to these stocks after the correction they experienced in April and May of 2004. Due to the strong interest in real estate stocks, the larger capitalization stocks performed well, assisted in part by their liquidity. The Portfolio's exposure to larger capitalization stocks was enhanced throughout the year in an attempt to recognize the effect of funds flow.

What other market conditions or events influenced the Portfolio's performance since its inception?

Controversy clouded the real estate securities market as participants questioned whether the long record of strong performance might have pushed these stocks into overvalued territory. Compared to historic valuations for real estate stocks, current prices are not cheap. When looking at the dividend yield (average REIT dividend yield is only 40 basis points above the 10-year U.S. Treasury yield, versus a historic average of 126 basis points), the roughly 35 percent premium in multiple versus historic averages, and the stock prices at which these stocks are trading relative to the value of the underlying assets, one might be concerned. However, we believe that one must consider that the market for real estate stocks has matured substantially over the last decade and that this asset class is more widely accepted today. Securitization of debt and equity for real estate has allowed real estate to be priced more efficiently, in our opinion. The recognition of the diversification benefits of real estate investments also appears to have prompted increased interest in these stocks. The heightened demand by baby boomers for current income apparently also has increased the broader appeal of REITs. Yields at purchase for real estate investments have shown little signs of moving higher, as demand for direct real estate has outpaced opportunities.

What strategies and techniques did you employ that specifically affected the Portfolio's performance?

We believe that the Portfolio's performance since inception has reflected its positioning in companies with visible earnings growth, accompanied by what we feel is a prudent capitalization strategy. Our weightings in hotel and regional mall companies were raised during the period to reflect what we felt were the strengthening of fundamentals of these groups. Holdings in non-benchmark-index sectors, including homebuilders and commercial mortgage companies, also added to relative performance. Toward the end of the fiscal period, the inclusion of a selective group of real estate initial public offerings (IPOs) also contributed to performance, as many of these companies were priced at a deep discount to their peers.

What industries or sectors did you emphasize since the Portfolio's inception, and what looks attractive to you going forward?

Hotel and regional mall stocks performed well during the period, following the strength in underlying fundamentals for those property types. We believe that hotels are early into a multi-year rebound in fundamentals and that growth in the regional mall group should continue to be positive. We do, however, expect both these groups to experience a drop to more modest levels over the next two years. We anticipate that an enhanced exposure to these groups within the Portfolio likely will continue into 2005. Additionally, we believe that a reduced exposure to apartment and office companies has the potential to help the Portfolio, if earnings in those areas come in below the aggressive-growth assumptions built into consensus earnings.

The opinions expressed in this letter are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed

Comparison of Change in Value of $10,000 Investment

———	W&R Target Real Estate Securities Portfolio[1]	$13,266
—— — —	Wilshire Associates Real Estate Securities Index[2]	$13,055
— — —	Lipper Variable Annuity Real Estate Funds Universe Average[2]	$12,969



(1) The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

(2) Because the Portfolio commenced operations on a date other than at the end of a month, and partial month calculations of the performance of the indexes (including income) are not available, investment in the indexes was effected as of May 31, 2004.

Aggregate Total Return[3]

Since inception of portfolio through 12-31-04[4] **32.66%**

(3) **Performance data quoted represents past performance and current performance may be lower or higher. Investment return and principal value will fluctuate and an investor's shares, when redeemed, may be worth more or less than their original cost.**

(4) 5-27-04 (the initial offering date) through 12-31-04.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. Performance data quoted does not take into account any expenses or charges associated with owning a variable life or annuity policy invested in the W&R Target Funds, Inc.

The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Investment risks associated with investing in real estate securities, in addition to other risks, include rental income fluctuation, depreciation, property tax value changes and differences in real estate market values. Real estate securities are subject to interest rate risk and, as such, the net asset value of the Portfolio may fall as interest rates rise.

SHAREHOLDER SUMMARY OF REAL ESTATE SECURITIES PORTFOLIO

Portfolio Highlights

On December 31, 2004, W&R Target Real Estate Securities Portfolio had net assets totaling $19,171,617 invested in a diversified portfolio of:

95.60%	Common Stocks
4.40%	Cash and Cash Equivalents

As a shareholder of the Portfolio, for every $100 you had invested on December 31, 2004, your Portfolio owned:



■	Shelter Stocks.	$74.59
■	Consumer Services Stocks	$ 8.10
■	Multi-Industry Stocks	$ 8.01
■	Cash and Cash Equivalents	$ 4.40
■	Business Equipment and Services Stocks. .	$ 3.22
■	Retail Stocks	$ 1.26
□	Capital Goods Stocks	$ 0.42

The Investments of Real Estate Securities Portfolio

December 31, 2004

COMMON STOCKS	Shares	Value
Business Equipment and Services – 3.22%		
Brookfield Properties Corporation..........................	16,200	$ 605,880
Global Signal Inc.	400	11,016
		616,896
Homebuilders, Mobile Homes – 0.52%		
WCI Communities, Inc.*.................................	3,400	99,960
Hotels and Gaming – 8.10%		
Hilton Hotels Corporation	31,600	718,584
Starwood Hotels & Resorts Worldwide, Inc.	14,300	835,120
		1,553,704
Multiple Industry – 8.01%		
Boardwalk Real Estate Investment Trust (A).................	11,200	171,799
Great Wolf Resorts, Inc.*	3,900	87,087
NorthStar Realty Finance Corp.*..........................	24,600	281,670
Spirit Finance Corporation*..............................	24,300	307,395
Sunstone Hotel Investors, Inc.*	19,600	407,288
Thomas Properties Group, Inc.*	11,600	149,350
U-Store-It Trust*.......................................	7,600	131,860
		1,536,449
Non-Residential Construction – 0.42%		
Catellus Development Corporation	2,600	79,560
Real Estate Investment Trust – 74.07%		
Alexandria Real Estate Equities, Inc.	4,600	342,332
American Campus Communities, Inc.	15,400	346,346
Archstone-Smith Trust	6,600	252,780
Arden Realty, Inc.	4,000	150,880
AvalonBay Communities, Inc.	2,200	165,660
Biomed Realty Trust, Inc.	20,100	446,421
Boston Properties, Inc.	9,400	607,898
Brandywine Realty Trust	15,600	458,484
CBL & Associates Properties, Inc.	1,100	83,985
Camden Property Trust	10,000	510,000
Capital Automotive REIT.................................	3,700	131,443
Colonial Properties Trust	3,000	117,810
Cousins Properties Incorporated	7,800	236,106
Developers Diversified Realty Corporation	16,100	714,357
Equity One, Inc.	13,800	327,474
Equity Residential.......................................	15,000	542,700
Extra Space Storage Inc.	15,942	212,507

See Notes to Schedule of Investments on page 197.

The Investments of Real Estate Securities Portfolio

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Real Estate Investment Trust (Continued)		
First Potomac Realty Trust.	9,700	$ 221,160
General Growth Properties, Inc.	20,880	755,021
Gramercy Capital Corp.*	11,900	245,140
Hersha Hospitality Trust.	21,000	240,450
Home Properties, Inc.	4,200	180,600
Host Marriott Corporation.	14,700	254,310
Kimco Realty Corporation	8,700	504,513
Kite Realty Group Trust	21,900	334,632
LTC Properties, Inc.	7,400	147,334
Liberty Property Trust	5,200	224,640
Mack-Cali Realty Corporation	3,300	151,899
Maguire Properties, Inc.	5,400	148,284
Mills Corporation (The).	13,700	873,512
Newcastle Investment Corp.	5,100	162,078
PS Business Parks, Inc.	6,900	311,190
Prentiss Properties Trust.	9,700	370,540
ProLogis	24,700	1,070,251
Regency Centers Corporation	2,300	127,420
Simon Property Group, Inc.	13,400	866,578
Strategic Hotel Capital, L.L.C.	15,000	247,500
Tanger Factory Outlet Centers, Inc.	5,600	148,176
United Dominion Realty Trust, Inc.	22,800	565,440
Ventas, Inc.	11,000	301,510
Winston Hotels, Inc.	8,500	100,385
		14,199,746
Retail – Specialty Stores – 1.26%		
Forest City Enterprises, Inc., Class A.	4,213	242,458
TOTAL COMMON STOCKS – 95.60%		$18,328,773

(Cost: $15,883,181)

See Notes to Schedule of Investments on page 197.

The Investments of Real Estate Securities Portfolio

December 31, 2004

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Commercial Paper – 3.26%		
Cosmetics and Toiletries		
Gillette Company (The),		
2.15%, 1–3–05.	$625	$ 624,925
Repurchase Agreement – 2.09%		
J.P. Morgan Securities Inc., 1.15% Repurchase		
Agreement dated 12–31–04 to be repurchased		
at $400,038 on 1–3–05 (B).	400	400,000
TOTAL SHORT-TERM SECURITIES – 5.35%		$ 1,024,925
(Cost: $1,024,925)		
TOTAL INVESTMENT SECURITIES – 100.95%		$19,353,698
(Cost: $16,908,106)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.95%)		(182,081)
NET ASSETS – 100.00%		$19,171,617

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

(B)Collateralized by $403,486 United States Treasury Note, 3.0% due 2–15–09; market value and accrued interest aggregate $408,316.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

REAL ESTATE SECURITIES PORTFOLIO

December 31, 2004
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $16,908) (Notes 1 and 3)	$19,354
Cash	2
Receivables:	
Portfolio shares sold	138
Dividends and interest	102
Investment securities sold	33
Total assets	19,629

LIABILITIES

Payable for investment securities purchased	448
Accrued accounting and administrative services fees (Note 2)	1
Accrued management fee (Note 2)	1
Payable to Portfolio shareholders	1
Accrued shareholder servicing (Note 2)	—*
Accrued service fee (Note 2)	—*
Other	6
Total liabilities	457
Total net assets	$19,172

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 3
Additional paid-in capital	16,637
Accumulated undistributed income:	
Accumulated undistributed net investment income	13
Accumulated undistributed net realized gain on investment transactions	73
Net unrealized appreciation in value of investments	2,446
Net assets applicable to outstanding units of capital	$19,172
Net asset value, redemption and offering price per share	$6.5176
Capital shares outstanding	2,942
Capital shares authorized	80,000

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

REAL ESTATE SECURITIES PORTFOLIO

For the Period from May 27, 2004[1] through December 31, 2004
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $2)	$ 173
Interest and amortization	5
Total income	178

Expenses (Note 2):

Investment management fee	48
Service fee	13
Custodian fee	10
Legal fees	7
Accounting and administrative services fees	2
Shareholder servicing	—*
Other	2
Total	82
Less voluntary waiver of investment management fee (Note 2)	(18)
Total expenses	64
Net investment income	114

**REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS (NOTES 1 AND 3)**

Realized net gain on securities	304
Realized net loss on foreign currency transactions	(1)
Realized net gain on investments	303
Unrealized appreciation in value of investments during the period	2,446
Net gain on investments	2,749
Net increase in net assets resulting from operations	$2,863

*Not shown due to rounding.
(1)Commencement of operations.

See Notes to Financial Statements.

Statement of Changes in Net Assets

REAL ESTATE SECURITIES PORTFOLIO
For the Period from May 27, 2004[1] through December 31, 2004
(In Thousands)

INCREASE IN NET ASSETS

Operations:

Net investment income	$	114
Realized net gain on investments		303
Unrealized appreciation		2,446
Net increase in net assets resulting from operations		2,863

Distributions to shareholders from (Note 1E):[2]

Net investment income	(100)
Realized gains on investment transactions	(231)
	(331)
Capital share transactions[3]	16,640
Total increase	19,172

NET ASSETS

Beginning of period	0
End of period	$19,172
Undistributed net investment income	$ 13

(1) Commencement of operations.

(2) See "Financial Highlights" on page 201.

(3) Shares issued from sale of shares	2,922
Shares issued from reinvestment of dividend and/or capital gains distribution	51
Shares redeemed	(31)
Increase in outstanding capital shares	2,942
Value issued from sale of shares	$16,498
Value issued from reinvestment of dividend and/or capital gains distribution	331
Value redeemed	(189)
Increase in outstanding capital	$16,640

See Notes to Financial Statements.

Financial Highlights

REAL ESTATE SECURITIES PORTFOLIO

For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 5-27-04[1] through 12-31-04
Net asset value, beginning of period	$5.0000
Income from investment operations:	
Net investment income	0.0396
Net realized and unrealized gain on investments	1.5935
Total from investment operations	1.6331
Less distributions from:	
Net investment income	(0.0349)
Capital gains	(0.0806)
Total distributions	(0.1155)
Net asset value, end of period	$6.5176
Total return	32.66%
Net assets, end of period (in millions)	$19
Ratio of expenses to average net assets including voluntary expense waiver	1.21%[2]
Ratio of net investment income to average net assets including voluntary expense waiver	2.14%[2]
Ratio of expenses to average net assets excluding voluntary expense waiver	1.55%[2]
Ratio of net investment income to average net assets excluding voluntary expense waiver	1.80%[2]
Portfolio turnover rate	53%

(1) Commencement of operations.
(2) Annualized.

See Notes to Financial Statements.

Manager's Discussion of
Science and Technology Portfolio

December 31, 2004



An interview with Zachary H. Shafran, portfolio manager of W&R Target Funds, Inc. – Science and Technology Portfolio

The following discussion, graphs and tables provide you with information regarding the Portfolio's performance for the fiscal year ended December 31, 2004. Please note that the Portfolio's performance data does not take into account any expenses or charges associated with owning a variable life or annuity policy invested in the W&R Target Funds, Inc.

How did the Portfolio perform over the last fiscal year?

The Portfolio realized strong returns for the fiscal year, significantly outperforming its benchmark index and peer group. For the period, the Portfolio increased 16.25 percent, compared with the Goldman Sachs Technology Industry Composite Index (reflecting the performance of securities that generally represent the technology sector of the stock market), which increased 2.91 percent for the same period; and the Lipper Variable Annuity Specialty/Miscellaneous Funds Universe Average (reflecting the universe of funds with similar investment objectives), which increased 7.91 percent for the year.

What helped the Portfolio outperform its benchmark index during the fiscal year?

We believe that the vast variances in specific sector outperfomance or underperformance made a notable difference during this fiscal year, and certain holdings impacted the Portfolio and the benchmark in drastically different ways. Simply put, we believe that stock selection was central to our outperforming the benchmark index during the period.

What other market conditions or events influenced the Portfolio's performance during the fiscal year?

Well beyond the science and technology-related sectors, there were a number of issues and events that impacted the market. Uncertainty surrounding the U.S. presidential election affected overall market sentiment, as investors appeared to worry about the implications for health care reform, tax reform and other issues should there be a change in the presidency. The progress of the war on terrorism, particularly the war in Iraq, remained a concern throughout the year. Also, the impact of rising interest rates and how they may influence economic activity, particularly consumer spending patterns, provided more uncertainty. Corporations and industry continued to face the competitive economic threat from other nations, most notably China, and the possible consequent impact on corporate revenue growth and profitability.

What strategies and techniques did you employ that specifically affected the Portfolio's performance?

We continued our emphasis on stock selection using our traditional "bottom-up" fundamental approach, and we believe that this strategy was of particular benefit throughout the fiscal year. That is, we have attempted to identify companies that we believe are well positioned to continue generating sustainable growth in revenue and profits. As we followed this approach consistently, we effectively let the Portfolio build itself as the year progressed.

What industries or sectors did you emphasize during the fiscal year, and what looks attractive to you going forward?

Unlike recent years during which we made conscious decisions to be meaningfully overweight or underweight in particular sectors (including at times raising meaningful cash reserves), that was not the case this fiscal year. Some of the areas where we put our focus were those that we felt would benefit from wireless and mobility products and services, such as Internet access, email, satellite radio, downloadable music and global positioning systems (GPS). With health care cost inflation remaining a major issue nationally, we increased our investment in the managed care sector, which we believe is likely to play a key role in health care reform and cost containment. We also made investments in companies providing transaction processing for debit cards, gift cards, loyalty cards, and electronic bill payment and presentment (EBPP). These are all areas that we believe should continue to benefit from the use of technology to lower costs, provide greater ease of use, and utilize more targeted marketing and advertising capabilities.

Looking ahead, we continue to believe that health care reform and related industries likely will be a major focal point for us in the coming fiscal period. Companies that manage health care delivery and companies that help create products that lead to more cost-effective health care maintenance, delivery, and to healthier lives overall, remain areas of interest. We believe key beneficiaries of potential changes or developments will likely include pharmaceuticals, biotechnology, genomics and medical technology. In the broader technology realm, we intend to continue to emphasize some of the same key areas, mentioned above, that we emphasized during the last fiscal year.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

——————	W&R Target Science and Technology Portfolio[1]	$37,334
— — — –	Goldman Sachs Technology Industry Composite Index[2]	$17,152
— — —	Lipper Variable Annuity Specialty/Miscellaneous Funds Universe Average[2]	$18,571



(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

(2)Because the Portfolio commenced operations on a date other than at the end of a month, and partial month calculations of the performance of the above indexes (including income) are not available, investment in the indexes (including income) was effected as of March 31, 1997.

Average Annual Total Return[3]

1-year period ended 12-31-04	16.25%
5-year period ended 12-31-04	−4.35%
7+ year period ended 12-31-04[4]	18.53%

(3)**Performance data quoted represents past performance and current perofrmance may be lower or higher. Investment return and principal value will fluctuate and an investor's shares, when redeemed, may be worth more or less than their original cost.**

(4)4-4-97 (the initial offering date) through 12-31-04.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. Performance data quoted does not take into account any expenses or charges associated with owning a variable life or annuity policy invested in the W&R Target Funds, Inc.

Investing in companies involved in one specified sector may involve a greater degree of risk than an investment with greater diversification.

The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

SHAREHOLDER SUMMARY OF SCIENCE AND TECHNOLOGY PORTFOLIO

Portfolio Highlights

On December 31, 2004, W&R Target Science and Technology Portfolio had net assets totaling $321,522,601 invested in a diversified portfolio of:

96.49%	**Common Stocks**
3.51%	**Cash and Cash Equivalents**

As a shareholder of the Portfolio, for every $100 you had invested on December 31, 2004, your Portfolio owned:



Health Care Stocks.	$30.41
Technology Stocks	$29.39
Business Equipment and Services Stocks .	$14.61
Multi-Industry Stocks	$10.24
Consumer Durables Stocks.	$ 3.75
Cash and Cash Equivalents	$ 3.51
Financial Services Stocks	$ 2.53
Consumer Services Stocks	$ 2.26
Utilities Stocks	$ 2.26
Capital Goods Stocks	$ 1.04

The Investments of Science and Technology Portfolio

December 31, 2004

COMMON STOCKS	Shares	Value
Broadcasting – 2.26%		
XM Satellite Radio Holdings Inc., Class A*.	193,100	$ 7,265,387
Business Equipment and Services – 10.49%		
CheckFree Corporation*	266,600	10,141,464
Euronet Worldwide, Inc.*	316,450	8,232,447
First Data Corporation	265,800	11,307,132
SI International, Inc.*.	131,800	4,041,647
		33,722,690
Capital Equipment – 1.04%		
Actuant Corporation, Class A*	63,900	3,332,385
Computers – Micro – 4.37%		
Apple Computer, Inc.*.	138,700	8,929,506
Dell Inc.*.	121,200	5,107,974
		14,037,480
Computers – Peripherals – 12.85%		
Amdocs Limited*	213,950	5,616,188
BEA Systems, Inc.*.	351,800	3,115,189
Check Point Software Technologies Ltd.*	378,800	9,327,950
Hypercom Corporation*	219,300	1,298,256
Macromedia, Inc.*	59,400	1,846,746
Microsoft Corporation	293,200	7,832,838
Oracle Corporation*.	116,100	1,593,473
Red Hat, Inc.*.	237,900	3,174,775
Symbol Technologies, Inc.	434,240	7,512,352
		41,317,767
Consumer Electronics – 3.75%		
Garmin Ltd.	198,200	12,044,614
Electronic Components – 11.26%		
Amphenol Corporation, Class A*	117,300	4,309,602
Analog Devices, Inc.	90,700	3,348,644
Cherokee International Corporation*	128,400	1,234,566
Intel Corporation	127,900	2,994,778
Mediatek Incorporation (A).	381,006	2,589,061
Microchip Technology Incorporated	263,000	7,001,060
Samsung Electronics Co., Ltd. (A).	24,000	10,444,359
Xilinx, Inc.	144,400	4,285,070
		36,207,140
Electronic Instruments – 0.91%		
Mattson Technology, Inc.*	261,700	2,940,199

See Notes to Schedule of Investments on page 208.

The Investments of Science and Technology Portfolio

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Health Care – Drugs – 11.18%		
Alcon, Inc.	122,700	$ 9,889,620
Amgen Inc.*	84,700	5,433,929
Genzyme Corporation*	164,700	9,563,305
IVAX Corporation*.	368,700	5,832,834
Merck & Co., Inc.	162,900	5,235,606
		35,955,294
Health Care – General – 3.71%		
Advanced Medical Optics, Inc.*.	133,200	5,479,848
Boston Scientific Corporation*	181,700	6,459,435
		11,939,283
Hospital Supply and Management – 15.52%		
Cerner Corporation*	291,900	15,504,268
HCA Inc.	175,400	7,008,984
UnitedHealth Group Incorporated.	111,900	9,850,557
VCA Antech, Inc.*	66,900	1,306,223
WellCare Health Plans, Inc.*	306,600	9,964,500
WellPoint, Inc.*	54,600	6,279,000
		49,913,532
Multiple Industry – 10.24%		
Critical Therapeutics, Inc.*	117,600	937,860
Cytokinetics, Incorporated*.	51,900	530,159
DreamWorks Animation SKG, Inc., Class A*	140,000	5,251,400
Google Inc., Class A*	39,500	7,620,933
Radiation Therapy Services, Inc.*	113,400	1,931,202
Research In Motion Limited*.	177,900	14,663,407
Telvent GIT, S.A.*.	157,700	1,976,770
		32,911,731
Security and Commodity Brokers – 2.53%		
Chicago Mercantile Exchange Holdings Inc.	35,500	8,118,850
Timesharing and Software – 4.12%		
Alliance Data Systems Corporation*	183,100	8,693,588
Yahoo! Inc.*	120,900	4,558,534
		13,252,122
Utilities – Telephone – 2.26%		
Telesystem International Wireless Inc.*.	228,500	2,556,915
Vodafone Group Plc, ADR	172,000	4,709,360
		7,266,275
TOTAL COMMON STOCKS – 96.49%		**$310,224,749**

(Cost: $241,447,646)

See Notes to Schedule of Investments on page 208.

The Investments of Science and Technology Portfolio

December 31, 2004

	Value
TOTAL SHORT-TERM SECURITIES – 4.22%	$ 13,569,376
(Cost: $13,569,376)	
TOTAL INVESTMENT SECURITIES – 100.71%	$323,794,125
(Cost: $255,017,022)	
LIABILIITES, NET OF CASH AND OTHER ASSETS – (0.71%)	(2,271,524)
NET ASSETS – 100.00%	$321,522,601

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

(A) Listed on an exchange outside the United States.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

SCIENCE AND TECHNOLOGY PORTFOLIO

December 31, 2004
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $255,017) (Notes 1 and 3)	$323,794
Cash denominated in foreign currencies (cost – $6)	7
Cash	1
Receivables:	
Portfolio shares sold	185
Dividends and interest	60
Investment securities sold	13
Total assets	324,060

LIABILITIES

Payable for investment securities purchased	2,476
Payable to Portfolio shareholders	13
Accrued accounting and administrative services fees (Note 2)	8
Accrued management fee (Note 2)	8
Accrued shareholder servicing (Note 2)	3
Accrued service fee (Note 2)	2
Other	27
Total liabilities	2,537
Total net assets	$321,523

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 22
Additional paid-in capital	312,563
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(9)
Accumulated undistributed net realized loss on investment transactions	(59,831)
Net unrealized appreciation in value of investments	68,778
Net assets applicable to outstanding units of capital	$321,523
Net asset value, redemption and offering price per share	$14.4014
Capital shares outstanding	22,326
Capital shares authorized	60,000

See Notes to Financial Statements.

Statement of Operations

SCIENCE AND TECHNOLOGY PORTFOLIO

For the Fiscal Year Ended December 31, 2004
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):

Dividends (net of foreign withholding taxes of $53)	$ 1,422
Interest and amortization	255
Total income	1,677

Expenses (Note 2):

Investment management fee	2,435
Service fee	716
Accounting and administrative services fees	92
Custodian fees	35
Shareholder servicing	19
Legal fees	13
Audit fees	9
Other	36
Total expenses	3,355
Net investment loss	(1,678)

REALIZED AND UNREALIZED GAIN

(LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities	20,965
Realized net gain on written options	81
Realized net loss on purchased options	(137)
Realized net loss on foreign currency transactions	(5)
Realized net gain on investments	20,904
Unrealized appreciation in value of investments during the period	25,077
Net gain on investments	45,981
Net increase in net assets resulting from operations	$44,303

See Notes to Financial Statements.

Statement of Changes in Net Assets

SCIENCE AND TECHNOLOGY PORTFOLIO

(In Thousands)

	For the fiscal year ended December 31,	
	2004	**2003**
INCREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (1,678)	$ (1,129)
Realized net gain (loss) on investments	20,904	(15,470)
Unrealized appreciation	25,077	76,470
Net increase in net assets resulting from operations	44,303	59,871
Dividends to shareholders from (Note 1E):[1]		
Net investment income	—	—
Realized gains on investment transactions	—	—
	—	—
Capital share transactions[2]	8,761	13,622
Total increase	53,064	73,493
NET ASSETS		
Beginning of period	268,459	194,966
End of period	$321,523	$268,459
Undistributed net investment loss	$ (9)	$ (6)

(1) See "Financial Highlights" on page 212.

(2) Shares issued from sale of shares	2,648	4,190
Shares issued from reinvestment of dividend	—	—
Shares redeemed	(1,992)	(3,051)
Increase in outstanding capital shares	656	1,139
Value issued from sale of shares	$ 34,217	$ 44,577
Value issued from reinvestment of dividend	—	—
Value redeemed	(25,456)	(30,955)
Increase in outstanding capital	$ 8,761	$ 13,622

See Notes to Financial Statements.

Financial Highlights

SCIENCE AND TECHNOLOGY PORTFOLIO

For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Net asset value, beginning of period........	$12.3883	$ 9.4961	$12.4927	$14.2542	$22.4087
Income (loss) from investment operations:					
Net investment income (loss)..........	(0.0751)	(0.0521)	(0.0245)	0.0584	0.1151
Net realized and unrealized gain (loss) on investments	2.0882	2.9443	(2.9720)	(1.7571)	(4.8532)
Total from investment operations	2.0131	2.8922	(2.9965)	(1.6987)	(4.7381)
Less distributions from:					
Net investment income.....	(0.0000)	(0.0000)	(0.0001)	(0.0589)	(0.1151)
Capital gains	(0.0000)	(0.0000)	(0.0000)	(0.0039)	(3.3013)
Total distributions............	(0.0000)	(0.0000)	(0.0001)	(0.0628)	(3.4164)
Net asset value, end of period.............	$14.4014	$12.3883	$ 9.4961	$12.4927	$14.2542
Total return.................	16.25%	30.46%	–23.99%	–11.91%	–21.15%
Net assets, end of period (in millions)	$322	$268	$195	$267	$295
Ratio of expenses to average net assets	1.17%	1.16%	1.17%	1.15%	1.14%
Ratio of net investment income (loss) to average net assets	–0.59%	–0.52%	–0.23%	0.47%	0.64%
Portfolio turnover rate	107%	116%	92%	93%	94%

See Notes to Financial Statements.

Manager's Discussion of Small Cap Growth Portfolio

December 31, 2004



An interview with Gilbert C. Scott, CFA, portfolio manager of W&R Target Funds, Inc. – Small Cap Growth Portfolio

The following discussion, graphs and tables provide you with information regarding the Portfolio's performance for the fiscal year ended December 31, 2004. Please note that the Portfolio's performance data does not take into account any expenses or charges associated with owning a variable life or annuity policy invested in the W&R Target Funds, Inc.

How did the Portfolio perform during the last fiscal year?

The Portfolio produced a strong absolute return, performing on par with its benchmark index and outperforming its peer group. The Portfolio increased 14.29 percent for the fiscal year, compared with the Russell 2000 Growth Index (reflecting the performance of securities that generally represent the small companies sector of the stock market), which increased 14.30 percent during the period, and the Lipper Variable Annuity Small-Cap Growth Funds Universe Average (reflecting the universe of funds with similar investment objectives), which increased 11.55 percent during the period.

What factors affected the Portfolio's performance during the fiscal year?

Most of the increase for both the benchmark index and the Portfolio was derived from strong growth during the fourth quarter of the fiscal year. The Portfolio slightly trailed the benchmark at the end of the third quarter,

however, the Portfolio's return in the fourth quarter of 16.70 percent, compared with the benchmark's fourth quarter return of 15.10 percent, allowed us to match the return of the benchmark for the fiscal year. The sectors that provided the Portfolio the greatest return over the benchmark were technology and financial services. We feel that technology provided a more noteworthy contribution overall, as it was the only sector to produce a negative return for the benchmark. The producer durables and health care sectors were not quite as strong for the Portfolio.

What other market conditions or events influenced the Portfolio's performance during the fiscal year?

The small capitalization stock market showed volatility throughout the year, finding it difficult to gain any traction until the latter part of the period. The market had a variety of events to digest, including an increase in interest rates and a dramatic increase in the price of oil and other commodities. The prospect of growing inflation and lackluster job creation for much of the year also served as points of concern. The decline of the dollar and the continued restlessness of the situation in Iraq, along with other geopolitical concerns, combined to keep the price of energy high. It was not until there was resolution of the U.S. presidential election late in the year that the market started to make substantial advances.

What strategies and techniques did you employ that specifically affected the Portfolio's performance?

The Portfolio actively maintained a sector neutral bias throughout the year, with relatively small under- and overweighted positions. Securities that performed well were trimmed in an effort to keep single stock concentration risk to a minimum, as we feel that the volatility in small capitalization stocks can at times be extreme.

What industries or sectors did you emphasize during the fiscal year, and what looks attractive to you going forward?

We maintained a slight overweighting in the technology and energy sectors. Correspondingly, there were slight underweightings in the materials and processing and producer durables sectors. The benchmark index showed an almost unrelenting ascension from August through the end of the year, suggesting to us that the market may be due for a pause. Adding to that scenario is the fact that the small capitalization market has outperformed the larger capitalization stock market for the last six years in a row. We believe that the smaller company market likely is looking at the prospect of decelerating earnings growth in 2005, with an existing high level of profitability. In this context, we intend to continue to focus on companies that we feel have the structural or competitive capability to maintain and improve profit margins. We certainly believe that there are select opportunities for these companies in almost all sectors, but special focus likely will be applied in the technology, health care and consumer discretionary sectors. Additionally, we feel that the energy sector could provide additional opportunity for the Portfolio, as we feel that this sector has seen chronic under investment for many years.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

————————	W&R Target Small Cap Growth Portfolio[1].....................	$33,249
— — —	Russell 2000 Growth Index...................................	$19,883
— — —	Lipper Variable Annuity Small-Cap Growth Funds Universe Average...	$27,285



(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

1-year period ended 12-31-04	14.29%
5-year period ended 12-31-04	0.85%
10-year period ended 12-31-04	12.77%

(2)**Performance data quoted represents past performance and current performance may be lower or higher. Investment return and principal value will fluctuate and an investor's shares, when redeemed, may be worth more or less than their original cost.**

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. Performance data quoted does not take into account any expenses or charges associated with owning a variable life or annuity policy invested in the W&R Target Funds, Inc.

Investing in small cap stocks may carry more risk than investing in stocks of larger, more well-established companies.

The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

SHAREHOLDER SUMMARY OF SMALL CAP GROWTH PORTFOLIO

Portfolio Highlights

On December 31, 2004, W&R Target Small Cap Growth Portfolio had net assets totaling $589,083,675 invested in a diversified portfolio of:

91.67%	Common Stocks
8.33%	Cash and Cash Equivalents

As a shareholder of the Portfolio, for every $100 you had invested on December 31, 2004, your Portfolio owned:



	Technology Stocks	$24.54
	Health Care Stocks.	$20.19
	Business Equipment and Services Stocks .	$16.17
	Cash and Cash Equivalents	$ 8.33
	Energy Stocks.	$ 5.59
	Capital Goods Stocks	$ 4.95
	Miscellaneous Stocks	$ 4.76
	Consumer Nondurables Stocks.	$ 4.58
	Financial Services Stocks	$ 4.34
	Retail Stocks	$ 3.72
	Consumer Services Stocks	$ 2.83

The Investments of Small Cap Growth Portfolio

December 31, 2004

COMMON STOCKS	Shares	Value
Apparel – 2.80%		
Oxford Industries, Inc.	116,800	$ 4,823,840
Quiksilver, Inc.*	391,750	11,670,232
		16,494,072
Banks – 2.93%		
City National Corporation	139,300	9,841,545
Southwest Bancorporation of Texas, Inc.	319,300	7,426,918
		17,268,463
Business Equipment and Services – 9.37%		
Acxiom Corporation	290,600	7,644,233
CheckFree Corporation*	430,655	16,382,116
Hewitt Associates Inc., Class A*	186,100	5,957,061
Jacobs Engineering Group Inc.*	131,400	6,279,606
Macrovision Corporation*	221,700	5,704,341
Resources Connection, Inc.*	183,032	9,932,231
Strayer Education, Inc.	30,100	3,314,762
		55,214,350
Capital Equipment – 4.37%		
Chicago Bridge & Iron Company N.V., NY Shares.	250,400	10,016,000
Cooper Cameron Corporation*	116,900	6,290,389
Nordson Corporation	235,707	9,448,315
		25,754,704
Chemicals – Specialty – 1.61%		
Minerals Technologies Inc.	142,500	9,504,750
Communications Equipment – 3.22%		
ADC Telecommunications, Inc.*	1,653,700	4,440,184
ADTRAN, Inc.	330,550	6,318,463
Inter-Tel, Incorporated	299,150	8,178,761
		18,937,408
Computers – Peripherals – 15.28%		
Avid Technology, Inc.*	292,300	18,024,679
Cognex Corporation	307,500	8,577,712
Kronos Incorporated*	232,200	11,852,649
Macromedia, Inc.*	348,300	10,828,647
McAfee, Inc.*	212,950	6,160,643
MICROS Systems, Inc.*	148,300	11,520,686
National Instruments Corporation	305,750	8,320,986
Nautilus Group, Inc. (The)	439,000	10,610,630
Take-Two Interactive Software, Inc.*	117,300	4,083,800
		89,980,432

See Notes to Schedule of Investments on page 221.

The Investments of Small Cap Growth Portfolio

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Cosmetics and Toiletries – 0.19%		
Nu Skin Enterprises, Inc., Class A	43,900	$ 1,114,182
Electrical Equipment – 0.58%		
Power-One, Inc.*	382,800	3,420,318
Electronic Components – 2.33%		
FormFactor, Inc.*	298,900	8,094,212
Semtech Corporation*	257,950	5,655,554
		13,749,766
Electronic Instruments – 3.71%		
FLIR Systems, Inc.*	178,150	11,348,155
WMS Industries Inc.*	312,450	10,479,573
		21,827,728
Finance Companies – 1.41%		
Financial Federal Corporation*	212,450	8,328,040
Food and Related – 1.59%		
J.M. Smucker Company (The)	199,000	9,366,930
Health Care – Drugs – 3.91%		
Andrx Corporation*	280,700	6,123,471
Angiotech Pharmaceuticals, Inc.*	310,600	5,738,335
Martek Biosciences Corporation*	218,524	11,180,780
		23,042,586
Health Care – General – 11.09%		
Advanced Neuromodulation Systems, Inc.*	267,150	10,552,425
American Medical Systems Holdings, Inc.*	98,850	4,137,861
Digene Corporation*	161,200	4,214,574
Hologic, Inc.*	205,500	5,630,700
Intuitive Surgical, Inc.*	80,900	3,237,214
Omnicare, Inc.	261,250	9,044,475
ResMed Inc.*	209,250	10,692,675
Schein (Henry), Inc.*	157,600	10,973,688
Wright Medical Group, Inc.*	240,150	6,840,673
		65,324,285
Hospital Supply and Management – 5.19%		
Advisory Board Company (The)*	174,703	6,449,161
Cerner Corporation*	345,856	18,370,141
VCA Antech, Inc.*	296,100	5,781,353
		30,600,655

See Notes to Schedule of Investments on page 221.

The Investments of Small Cap Growth Portfolio

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Leisure Time Industry – 0.62%		
THQ Inc.*	158,700	$ 3,642,165
Motor Vehicle Parts – 1.72%		
Gentex Corporation	273,250	10,122,546
Petroleum – Domestic – 1.12%		
Western Gas Resources, Inc.	225,400	6,592,950
Petroleum – International – 2.46%		
Newfield Exploration Company*	245,150	14,476,108
Petroleum – Services – 2.01%		
Patterson-UTI Energy, Inc.	607,750	11,811,621
Publishing – 2.21%		
Getty Images, Inc.*	189,462	13,044,459
Railroad – 1.43%		
Kansas City Southern*	474,650	8,415,545
Restaurants – 0.99%		
Sonic Corp.*	190,550	5,809,870
Retail – Specialty Stores – 2.73%		
Abercrombie & Fitch Co., Class A	130,800	6,141,060
Guitar Center, Inc.*	2,500	131,813
O'Reilly Automotive, Inc.*	218,350	9,823,567
		16,096,440
Timesharing and Software – 6.80%		
Digitas Inc.*	802,750	7,638,166
FactSet Research Systems, Inc.	249,250	14,566,170
MicroStrategy Incorporated, Class A*	172,950	10,424,561
Zebra Technologies Corporation*	131,900	7,422,673
		40,051,570
TOTAL COMMON STOCKS – 91.67%		$ 539,991,943

(Cost: $407,910,822)

See Notes to Schedule of Investments on page 221.

The Investments of Small Cap Growth Portfolio

December 31, 2004

PUT OPTIONS – 0.00%	Number of Contracts	Value
FactSet Research Systems, Inc., January 50, Expires 1–22–05 (OTC)	1,188	$ 14,850
FactSet Research Systems, Inc., January 50, Expires 1–22–05	72	900
		$ 15,750

(Cost: $334,514)

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Certificate of Deposit – 0.85%		
Banks		
Wells Fargo Bank, N.A, 2.27%, 1–11–05	$5,000	5,000,000
Commercial Paper		
Aluminum – 0.51%		
Alcoa Incorporated, 2.18%, 1–3–05	3,000	2,999,637
Banks – 0.85%		
Lloyds TSB Bank PLC, 2.26, 1–14–05	5,000	4,995,919
Capital Equipment – 1.19%		
Deere (John) Capital Corporation, 2.36%, 1–11–05	7,000	6,995,411
Finance Companies – 1.46%		
PACCAR Financial Corp., 2.25%, 1–3–05	5,624	5,623,297
USAA Capital Corp., 2.29%, 1–4–05	3,000	2,999,428
		8,622,725
Food and Related – 0.14%		
ConAgra Foods, Inc., 2.3%, 1–4–05	823	822,842

See Notes to Schedule of Investments on page 221.

The Investments of Small Cap Growth Portfolio

December 31, 2004

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Commericial Paper (Continued)		
Forest and Paper Products – 0.35%		
Sonoco Products Co.,		
2.26%, 1–3–05	$2,105	$ 2,104,736
Multiple Industry – 0.79%		
Michigan Consolidated Gas Co.,		
2.42%, 1–11–05	4,625	4,621,891
Utilities – Electric – 0.68%		
PacifiCorp,		
2.43%, 1–18–05	4,000	3,995,410
Utilities – Gas and Pipeline – 0.76%		
Questar Corporation,		
2.38%, 1–4–05	4,500	4,499,107
Utilities – Telephone – 0.68%		
BellSouth Corporation,		
2.34%, 1–3–05	4,000	3,999,480
Total Commercial Paper – 7.41%		43,657,158
TOTAL SHORT-TERM SECURITIES – 8.26%		$ 48,657,158
(Cost: $48,657,158)		
TOTAL INVESTMENT SECURITIES – 99.93%		$588,664,851
(Cost: $456,902,494)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.07%		418,824
NET ASSETS – 100.00%		$589,083,675

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other signficant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

SMALL CAP GROWTH PORTFOLIO

December 31, 2004
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $456,902) (Notes 1 and 3)............	$588,665
Cash	2
Receivables:	
Investment securities sold..	289
Portfolio shares sold	177
Dividends and interest	71
Total assets...	589,204

LIABILITIES

Payable to Portfolio shareholders.....................................	48
Accrued management fee (Note 2)	14
Accrued accounting and administrative services fees (Note 2)...............	13
Accrued shareholder servicing (Note 2)	5
Accrued service fee (Note 2)	4
Other..	36
Total liabilities	120
Total net assets...	$589,084

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 61
Additional paid-in capital	565,284
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(13)
Accumulated undistributed net realized loss on investment transactions	(108,010)
Net unrealized appreciation in value of securities	132,081
Net unrealized depreciation in value of purchased options...............	(319)
Net assets applicable to outstanding units of capital	$589,084
Net asset value, redemption and offering price per share	$ 9.6810
Capital shares outstanding...	60,849
Capital shares authorized..	140,000

See Notes to Financial Statements.

Statement of Operations

SMALL CAP GROWTH PORTFOLIO

For the Fiscal Year Ended December 31, 2004
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):

Dividends (net of foreign withholding taxes of $4)	$ 1,225
Interest and amortization	696
Total income	1,921

Expenses (Note 2):

Investment management fee	4,704
Service fee	1,383
Accounting and administrative services fees	146
Custodian fees	36
Shareholder servicing	34
Legal fees	25
Audit fees	14
Other	89
Total expenses	6,431
Net investment loss	(4,510)

REALIZED AND UNREALIZED GAIN

(LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on investments	57,799
Unrealized appreciation in value of securities during the period	20,702
Unrealized depreciation in value of purchased options during the period	(319)
Unrealized appreciation in value of investments during the period	20,383
Net gain on investments	78,182
Net increase in net assets resulting from operations	$73,672

See Notes to Financial Statements.

Statement of Changes in Net Assets

SMALL CAP GROWTH PORTFOLIO
(In Thousands)

	For the fiscal year ended December 31,	
	2004	**2003**
INCREASE IN NET ASSETS		
Operations:		
Net investment loss.	$ (4,510)	$ (3,120)
Realized net gain (loss) on investments.	57,799	(25,597)
Unrealized appreciation	20,383	132,767
Net increase in net assets resulting from operations.	73,672	104,050
Dividends to shareholders from (Note 1E):[1]		
Net investment income.	—	—
Realized gains on investment transactions.	—	—
	—	—
Capital share transactions[2].	(28,909)	161,019
Total increase.	44,763	265,069
NET ASSETS		
Beginning of period	544,321	279,252
End of period	$589,084	$544,321
Undistributed net investment loss	$ (13)	$ (8)

(1) See "Financial Highlights" on page 225.

(2) Shares issued from sale of shares.	4,981	8,139
Shares issued in connection with merger of Advantus Small Company Growth Portfolio	—	20,668
Shares issued from reinvestment of dividend	—	—
Shares redeemed.	(8,394)	(9,305)
Increase (decrease) in outstanding capital shares	(3,413)	19,502
Value issued from sale of shares.	$ 43,643	$ 60,408
Value issued in connection with merger of Advantus Small Company Growth Portfolio	—	164,419
Value issued from reinvestment of dividend	—	—
Value redeemed.	(72,552)	(63,808)
Increase (decrease) in outstanding capital.	$ (28,909)	$161,019

See Notes to Financial Statements.

Financial Highlights

SMALL CAP GROWTH PORTFOLIO

For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Net asset value, beginning of period.	$8.4703	$6.2388	$7.9770	$8.1345	$11.6130
Income (loss) from investment operations:					
Net investment income (loss).	(0.0741)	(0.0485)	(0.0458)	(0.0103)	0.0717
Net realized and unrealized gain (loss) on investments	1.2848	2.2800	(1.6924)	(0.1471)	(1.5051)
Total from investment operations	1.2107	2.2315	(1.7382)	(0.1574)	(1.4334)
Less distributions from:					
Net investment income.	(0.0000)	(0.0000)	(0.0000)	(0.0000)*	(0.0717)
Capital gains	(0.0000)	(0.0000)	(0.0000)	(0.0001)	(1.9734)
Total distributions.	(0.0000)	(0.0000)	(0.0000)	(0.0001)	(2.0451)
Net asset value, end of period.	$9.6810	$8.4703	$6.2388	$7.9770	$ 8.1345
Total return	14.29%	35.77%	–21.79%	–1.93%	–12.35%
Net assets, end of period (in millions)	$589	$544	$279	$359	$345
Ratio of expenses to average net assets	1.17%	1.15%	1.15%	1.14%	1.13%
Ratio of net investment income (loss) to average net assets	–0.82%	–0.88%	–0.66%	–0.14%	0.68%
Portfolio turnover rate	96%	86%	35%	30%	58%

*Not shown due to rounding.

See Notes to Financial Statements.

Manager's Discussion of Small Cap Value Portfolio

December 31, 2004



The W&R Target Funds, Inc. – Small Cap Value Portfolio is subadvised by State Street Research & Management Company.* The following is an interview with portfolio manager Paul E. Haagensen, CFA.

The following discussion, graphs and tables provide you with information regarding the Portfolio's performance for the fiscal year ended December 31, 2004. Please note that the Portfolio's performance data does not take into account any expenses or charges associated with owning a variable life or annuity policy invested in the W&R Target Funds, Inc.

How did the Portfolio perform during the last fiscal year?

The Portfolio had a solid absolute return, although it underperformed both its benchmark index and peer group. The Portfolio increased 15.02 percent for the year, compared with the Russell 2000 Value Index (reflecting the performance of securities that generally represent the value sector of the stock market), which increased 22.26 percent during the same period and the Lipper Variable Annuity Small-Cap Core Funds Universe Average (reflecting the universe of funds with similar investment objectives), which increased 17.63 percent over the period. Please note that, effective January 21, 2005, the Portfolio's Lipper category changed to the Lipper Variable Annuity Small-Cap Value Funds Universe Average, which returned 20.73 percent during the fiscal year ended December 31, 2004. For comparison purposes, we are showing the returns from both Lipper categories in the graph that follows this letter.

Why did the Portfolio lag its benchmark index during the fiscal year?

It appears that, within the benchmark index, performance was driven primarily by strength in the integrated oils and energy sectors, fueled largely by spiking energy and natural resource prices in the latter part of the fiscal year. Within the Portfolio, stock selection in consumer discretionary boosted relative returns during the period, while stock selection in producer durables and technology detracted from performance relative to the benchmark index. Despite solid overall gains in producer durables throughout the fiscal year, we believe that stock selection in this sector proved to be the most significant factor in lower relative returns. A number of the semiconductor production and electronics names that drove returns in 2003 declined during the latest fiscal period. Some of our holdings in this sector suffered as heightened inventories and waning demand impacted the semiconductor industry. The slowdown was also felt in technology, where positions in semiconductor manufacturers proved to be among the most significant detractors from relative returns. On the positive side, many of our holdings in the consumer discretionary sector were among the top contributors to relative returns.

What other market conditions or events influenced the Portfolio's performance during the fiscal year?

Favorable legislative developments, strong quarterly profits and consolidation fueled gains among casino and gaming stocks during the year, which further bolstered relative performance in the consumer discretionary sector, where we focused some of our holdings. In addition, improved occupancy rates and optimism surrounding expansion projects currently underway in the consumer leisure and hotel industries also contributed to strength. As a result of our value-based investment process – one that focuses on stock-by-stock research, selection and bottom-up portfolio construction – the Portfolio held many companies leveraged to an overall economic recovery.

What strategies and techniques did you employ that specifically affected the Portfolio's performance?

Our investment approach is driven by our focus on seeking to add value through bottom-up fundamental research. As a result, Portfolio positioning and corresponding sector weights relative to the benchmark index are largely determined by stock selection. During the fiscal year, the impact of buy/sell decisions within the Portfolio, combined with the performance of underlying holdings, resulted in modestly reduced holdings in the autos and transportation, materials and processing and producer durables sectors, while we increased holdings in the consumer discretionary and health care sectors.

What industries or sectors did you emphasize during the fiscal year, and what looks attractive to you going forward?

During the fiscal year, the Portfolio's relative overweight in autos and transportation was reduced primarily as a result of selling in the auto parts and shipping industries. Likewise, we took advantage of strength in materials and processing to trim positions in favor of what we felt were more attractive opportunities. The reduction in the Portfolio's overweight in producer durables was largely attributable to poor relative performance of particular holdings. We also took advantage of market weakness to add to selected positions, specifically semiconductor equipment manufacturers, based on our favorable longer-term outlook for the industry. In the consumer discretionary sector, we added to select retail and commercial services names. In health care, we established new positions in biotechnology and medical and dental instruments and supplies.

Looking ahead, we anticipate that the Portfolio potentially could benefit from continued improvement in the economy and strong earnings growth across companies in our mix. We continue to focus on bottom-up fundamental research in an effort to identify stocks that we believe are trading at a temporary discount to the company's intrinsic value, where there may be a catalyst for stock price appreciation.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

*Please note that, effective January 31, 2005, the Portfolio's subadvisor changed from State Street Research & Management Company to BlackRock Financial Management, Inc. Wayne Archambo, CFA, has replaced Mr. Haagensen as portfolio manager of this Portfolio.

Comparison of Change in Value of $10,000 Investment

————	W&R Target Small Cap Value Portfolio[1]	$ 18,821
— — — –	Russell 2000 Value Index[2].	$ 20,820
— — —	Lipper Variable Annuity Small-Cap Core Funds Universe Average[2] . .	$ 18,019
– – – – ·	Lipper Variable Annuity Small-Cap Value Funds Universe Average[2] .	$ 19,875



(1) The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

(2) Because the Portfolio commenced operations on a date other than at the end of a month, and partial month calculations of the performance of the above indexes (including income) are not available, investment in the indexes (including income) was effected as of September 30, 1997.

Average Annual Total Return[3]

1-year period ended 12-31-04	15.02%
5-year period ended 12-31-04	15.27%
7+ year period ended 12-31-04[4]	9.11%

(3) **Performance data quoted represents past performance and current performance may be lower or higher. Investment return and principal value will fluctuate and an investor's shares, when redeemed, may be worth more or less than their original cost.**

(4) 10-1-97 (the initial offering date) through 12-31-04.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. Performance data quoted does not take into account any expenses or charges associated with owning a variable life or annuity policy invested in the W&R Target Funds, Inc.

Investing in small cap stocks may carry more risk than investing in stocks of larger, more well-established companies.

The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

The Advantus Small Company Value Portfolio was reorganized as the W&R Target Small Cap Value Portfolio on September 22, 2003. Performance shown for the period prior to this date is the performance of the Advantus Small Company Value Portfolio. This performance has not been restated to reflect the expenses of the W&R Target Small Cap Value Portfolio. If those expenses were reflected, performance of the W&R Target Small Cap Value Portfolio would differ.

SHAREHOLDER SUMMARY OF SMALL CAP VALUE PORTFOLIO

Portfolio Highlights

On December 31, 2004, W&R Target Small Cap Value Portfolio had net assets totaling $131,631,438 invested in a diversified portfolio of:

95.69%	Common Stocks
4.31%	Cash and Cash Equivalents

As a shareholder of the Portfolio, for every $100 you had invested on December 31, 2004, your Portfolio owned:



Technology Stocks	$17.92
Capital Goods Stocks	$14.26
Financial Services Stocks	$ 9.88
Raw Materials Stocks	$ 7.59
Energy Stocks.	$ 7.10
Health Care Stocks	$ 6.98
Business Equipment and Services Stocks. .	$ 6.72
Retail Stocks	$ 6.23
Consumer Services Stocks	$ 4.98
Cash and Cash Equivalents	$ 4.31
Miscellaneous Stocks	$ 3.87
Consumer Nondurables Stocks.	$ 3.79
Transportation Stocks.	$ 3.31
Shelter Stocks.	$ 3.06

The Investments of Small Cap Value Portfolio

December 31, 2004

COMMON STOCKS	Shares	Value
Air Transportation – 1.37%		
EGL, Inc.*	30,200	$ 902,980
Mesa Air Group, Inc.*	58,600	463,819
SkyWest, Inc.	21,900	438,876
		1,805,675
Aircraft – 1.65%		
AAR CORP.*	48,200	656,484
HEICO Corporation	21,900	494,721
HEICO Corporation, Class A	1,810	31,295
Herley Industries, Inc.*	15,900	323,803
Triumph Group, Inc.*	16,700	659,650
		2,165,953
Apparel – 1.33%		
OshKosh B'Gosh, Inc., Class A	18,600	401,388
Payless ShoeSource, Inc.*	71,200	875,760
Russell Corporation	24,600	479,208
		1,756,356
Banks – 0.76%		
First Niagara Financial Group, Inc.	29,500	411,673
Sterling Bancshares, Inc.	41,300	588,731
		1,000,404
Broadcasting – 0.96%		
Entercom Communications Corp.*	11,600	416,324
Gray Television, Inc.	24,300	376,650
LIN TV Corp., Class A*	24,500	467,950
		1,260,924
Business Equipment and Services – 5.78%		
Carreker Corporation*	39,200	336,532
Corinthian Colleges, Inc.	30,400	572,888
Excel Technology, Inc.*	12,000	312,660
Heidrick & Struggles International, Inc.*	31,900	1,092,096
John H. Harland Company	15,700	566,770
Learning Tree International, Inc.*	26,300	353,735
NCO Group, Inc.*	22,300	575,786
Perot Systems Corporation, Class A*	39,800	637,994
PTEK Holdings, Inc.*	84,600	904,797
ProQuest Company*	13,800	409,860
StarTek, Inc.	13,300	378,385
Stewart Enterprises, Inc., Class A*	129,000	902,355
Tetra Tech, Inc.*	25,900	432,789
Viad Corp	4,425	126,068
		7,602,715

See Notes to Schedule of Investments on page 237.

The Investments of Small Cap Value Portfolio

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Capital Equipment – 6.85%		
Esterline Technologies Corporation*....................	18,300	$ 597,495
Flowserve Corporation*.............................	23,300	641,682
GrafTech International Ltd.*........................	63,400	599,764
Helix Technology Corporation.......................	22,500	392,063
JLG Industries, Inc.	52,400	1,028,612
Joy Global Inc.	21,300	924,952
Kadant Inc.*......................................	24,900	510,450
Manitowoc Company, Inc. (The).....................	22,100	832,065
Maverick Tube Corporation*.........................	28,900	875,670
Regal-Beloit Corporation...........................	17,800	509,080
Stewart & Stevenson Services, Inc.	16,900	341,887
Terex Corporation*.................................	11,500	547,975
Valmont Industries, Inc.	21,300	534,843
Watts Water Technologies, Inc., Class A	21,000	677,040
		9,013,578
Chemicals – Petroleum and Inorganic – 1.97%		
Agrium Inc.	74,500	1,255,325
Lyondell Chemical Company.........................	31,500	910,980
Tredegar Corporation..............................	21,300	430,473
		2,596,778
Chemicals – Specialty – 2.22%		
Cambrex Corporation	24,100	653,110
Ferro Corporation	23,200	538,008
Minerals Technologies Inc.	5,100	340,170
OM Group, Inc.*...................................	16,400	531,688
OMNOVA Solutions Inc.*............................	91,300	513,106
SPARTECH Corporation	13,000	352,170
		2,928,252
Coal – 1.32%		
Massey Energy Company............................	18,000	629,100
Peabody Energy Corporation.........................	13,700	1,108,467
		1,737,567
Communications Equipment – 2.50%		
Anaren, Inc.*......................................	29,200	379,892
Andrew Corporation*...............................	55,500	756,742
Anixter International Inc.*...........................	9,600	345,504
Belden CDT Inc.	24,400	566,080
CommScope, Inc.*..................................	30,200	570,780
Dycom Industries, Inc.*.............................	20,900	637,868
Tellabs, Inc.*......................................	4,383	37,674
		3,294,540
Computers – Main and Mini – 0.21%		
Silicon Graphics, Inc.*...............................	160,900	278,357

See Notes to Schedule of Investments on page 237.

The Investments of Small Cap Value Portfolio

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Computers – Peripherals – 3.22%		
Actel Corporation*	21,100	$ 368,828
Ascential Software Corporation*	32,600	530,891
Aspen Technology, Inc.*	85,272	529,113
Electronics for Imaging, Inc.*	29,400	511,707
Gerber Scientific, Inc.*	400	3,044
Keane, Inc.*.......................................	20,500	301,350
MRO Software, Inc.*	29,700	385,654
Mentor Graphics Corporation*	54,800	837,070
NMS Communications Corporation*	78,400	494,312
SimpleTech, Inc.*	59,000	273,170
		4,235,139
Construction Materials – 2.55%		
Insituform Technologies, Inc., Class A*...................	21,900	496,801
Jacuzzi Brands, Inc.*	42,200	367,140
Martin Marietta Materials, Inc.	24,800	1,330,768
Walter Industries, Inc.	34,500	1,163,685
		3,358,394
Containers – 0.80%		
Anchor Glass Container Corporation.....................	55,300	369,128
Packaging Corporation of America	29,000	682,950
		1,052,078
Cosmetics and Toiletries – 0.50%		
Playtex Products, Inc.*	81,800	653,582
Defense – 1.07%		
Alliant Techsystems Inc.*..............................	9,500	621,110
Teledyne Technologies Incorporated*	26,600	782,838
		1,403,948
Electrical Equipment – 0.92%		
Acuity Brands, Inc.	15,200	483,360
C&D Technologies, Inc.	3,200	54,528
Federal Signal Corporation	18,200	321,412
Integrated Electrical Services, Inc.*	73,000	353,320
		1,212,620
Electronic Components – 5.34%		
ATMI, Inc. *..	25,000	562,000
AVX Corporation	17,600	221,760
Avnet, Inc.*	18,000	328,320
Brooks Automation, Inc.*	41,000	706,225
Cypress Semiconductor Corporation*....................	70,000	821,100
Hutchinson Technology Incorporated*	14,200	490,823
IXYS Corporation*...................................	61,400	635,183
KEMET Corporation*	101,700	910,215
MKS Instruments, Inc.*...............................	33,500	621,927

See Notes to Schedule of Investments on page 237.

The Investments of Small Cap Value Portfolio

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Electronic Components (Continued)		
STATS ChipPAC Ltd., ADR*	17,860	$ 109,303
Thomas & Betts Corporation*.	14,700	452,025
TriQuint Semiconductor, Inc.*	72,100	321,206
Varian Semiconductor Equipment Associates, Inc.*	23,200	853,412
		7,033,499
Electronic Instruments – 3.93%		
BEI Technologies, Inc.	6,100	188,521
Benchmark Electronics, Inc.*	8,000	272,800
LeCroy Corporation*.	21,100	491,103
Roper Industries, Inc.	14,900	905,473
Technitrol, Inc.*.	86,900	1,581,580
Tektronix, Inc.	8,273	249,921
Veeco Instruments Inc.*	70,500	1,482,262
		5,171,660
Farm Machinery – 1.44%		
AGCO Corporation*	36,300	794,607
Navistar International Corporation*	24,900	1,095,102
		1,889,709
Finance Companies – 1.35%		
American Capital Strategies, Ltd.	26,000	867,880
MCG Capital Corporation	35,300	604,336
Medallion Financial Corp.	31,200	302,796
		1,775,012
Food and Related – 0.77%		
American Italian Pasta Company, Class A	13,900	323,175
Sensient Technologies Corporation	28,500	683,715
		1,006,890
Forest and Paper Products – 0.50%		
Caraustar Industries, Inc.*.	39,368	659,414
Furniture and Furnishings – 0.90%		
La-Z-Boy Incorporated.	42,200	648,614
Steelcase Inc.	38,500	532,840
		1,181,454
Health Care – Drugs – 2.05%		
Albany Molecular Research, Inc.*	63,000	699,930
InterMune, Inc.*	31,900	422,835
Priority Healthcare Corporation, Class B*	26,700	581,125
Valeant Pharmaceuticals International	37,900	998,665
		2,702,555
Health Care – General – 2.90%		
Hanger Orthopedic Group, Inc.*.	56,100	454,410
Hooper Holmes, Inc.	133,200	788,544
ICU Medical, Inc.*.	12,200	330,803

See Notes to Schedule of Investments on page 237.

The Investments of Small Cap Value Portfolio

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Health Care – General (Continued)		
Merit Medical Systems, Inc.*...............................	16,000	$ 243,280
STERIS Corporation*	29,700	704,484
SurModics, Inc.*	16,000	519,760
VIASYS Healthcare Inc.*	23,200	440,800
ZOLL Medical Corporation*	9,900	341,154
		3,823,235
Homebuilders, Mobile Homes – 0.46%		
Champion Enterprises, Inc.*.............................	51,000	**602,820**
Hospital Supply and Management – 2.03%		
Cytyc Corporation*....................................	12,800	352,576
LifePoint Hospitals, Inc.*...............................	19,700	686,052
Province Healthcare Company*..........................	42,200	943,170
RehabCare Group, Inc.*	24,900	696,951
		2,678,749
Hotels and Gaming – 1.17%		
Boyd Gaming Corporation...............................	22,900	953,785
Penn National Gaming, Inc.*............................	9,800	591,871
		1,545,656
Household – General Products – 0.39%		
Tupperware Corporation	24,500	**507,640**
Insurance – Life – 0.40%		
AmerUs Group Co.	11,700	**530,010**
Insurance – Property and Casualty – 2.34%		
Harleysville Group Inc.	31,600	756,504
Hub International Limited...............................	22,200	408,702
Odyssey Re Holdings Corp.	24,600	620,166
Ohio Casualty Corporation*	32,400	753,138
United National Group, Ltd., Class A*	29,000	536,355
		3,074,865
Leisure Time Industry – 1.58%		
Callaway Golf Company	31,600	426,600
LeapFrog Enterprises, Inc.*............................	17,800	242,080
Pinnacle Entertainment, Inc.*	38,500	761,530
Steiner Leisure Limited*	21,600	646,272
		2,076,482
Metal Fabrication – 1.82%		
Ladish Co., Inc.*......................................	38,575	447,277
RTI International Metals, Inc.*	23,400	480,636
Titanium Metals Corporation*...........................	8,650	208,811
Trinity Industries, Inc.	36,800	1,254,144
		2,390,868

See Notes to Schedule of Investments on page 237.

The Investments of Small Cap Value Portfolio

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Mining – 0.98%		
Compass Minerals International, Inc.	23,900	$ 579,097
Phelps Dodge Corporation	7,200	712,224
		1,291,321
Motor Vehicle Parts – 0.88%		
Apogee Enterprises, Inc.	31,738	424,654
BorgWarner Inc.	13,600	736,712
		1,161,366
Multiple Industry – 1.10%		
Assured Guaranty Ltd.	23,700	466,179
KMG America Corporation*	6,700	73,700
MoneyGram International, Inc.	18,000	380,520
Platinum Underwriters Holdings, Ltd.	17,100	531,810
		1,452,209
Non-Residential Construction – 0.68%		
Comfort Systems USA, Inc.*	41,300	317,184
ElkCorp...	16,900	578,318
		895,502
Petroleum – Domestic – 1.07%		
Cabot Oil & Gas Corporation	16,500	730,125
Spinnaker Exploration Company*......................	8,000	280,560
Stone Energy Corporation*	8,700	392,283
		1,402,968
Petroleum – International – 0.57%		
Vintage Petroleum, Inc.	33,000	**748,770**
Petroleum – Services – 4.14%		
Atwood Oceanics, Inc.*..............................	13,200	687,720
Core Laboratories N.V.*..............................	23,000	537,050
Global Industries, Ltd.*..............................	93,700	779,116
Grey Wolf, Inc.*	117,900	621,333
Hanover Compressor Company*.......................	73,700	1,041,381
Newpark Resources, Inc.*	73,700	379,555
Veritas DGC Inc.*	26,400	591,624
W-H Energy Services, Inc.*	36,300	811,668
		5,449,447
Publishing – 1.27%		
Hollinger International Inc.	8,700	136,416
Journal Register Company*...........................	31,600	610,828
Reader's Digest Association Inc. (The), Class A	66,800	929,188
		1,676,432
Railroad – 1.54%		
RailAmerica, Inc.*	29,900	390,195
Westinghouse Air Brake Technologies Corporation	77,000	1,641,640
		2,031,835

See Notes to Schedule of Investments on page 237.

The Investments of Small Cap Value Portfolio

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Real Estate Investment Trust – 1.20%		
Heritage Property Investment Trust, Inc.	14,700	$ 471,723
Highland Hospitality Corporation	21,700	243,908
Lexington Corporation Properties Trust	9,600	216,768
Rayonier Inc.	8,465	414,023
Reckson Associates Realty Corp.	7,100	232,951
		1,579,373
Restaurants – 1.69%		
CKE Restaurants, Inc.*	41,000	594,910
California Pizza Kitchen, Inc.*	23,300	536,483
O'Charley's Inc.*	26,700	521,318
Papa John's International, Inc.*	12,400	427,738
Ryans Restaurant Group, Inc.*	9,500	146,253
		2,226,702
Retail – Food Stores – 0.69%		
Longs Drug Stores Corporation*	32,800	**904,296**
Retail – General Merchandise – 0.90%		
BJ's Wholesale Club, Inc.*	23,800	693,294
Wild Oats Markets, Inc.*	55,200	488,244
		1,181,538
Retail – Specialty Stores – 2.95%		
CSK Auto Corporation*	20,000	334,800
Charming Shoppes, Inc.*	79,400	743,581
Christopher & Banks Corporation	38,900	717,705
Furniture Brands International, Inc.	15,200	380,760
GameStop Corp., Class B*	1,402	31,419
Genesco Inc.*	4,700	146,358
Hancock Fabrics, Inc.	30,100	312,137
Too, Inc.*	35,300	863,438
Tweeter Home Entertainment Group, Inc.*	52,100	357,927
		3,888,125
Security and Commodity Brokers – 5.03%		
A.G. Edwards, Inc.	12,300	531,483
Affiliated Managers Group, Inc.*	5,800	392,892
Fidelity National Financial, Inc.	9,925	453,275
iShares Russell 2000 Index Fund	39,010	5,051,795
SWS Group, Inc.	8,500	186,320
		6,615,765
Steel – 2.42%		
Allegheny Technologies Incorporated	57,300	1,241,691
NS Group, Inc.*	30,500	847,900
United States Steel Corporation	21,500	1,101,875
		3,191,466

See Notes to Schedule of Investments on page 237.

The Investments of Small Cap Value Portfolio

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Timesharing and Software – 0.94%		
CIBER, Inc.*	71,800	$ 692,152
EarthLink, Inc.*	39,100	449,064
Pegasystems Inc.*	11,600	98,310
		1,239,526
Tires and Rubber Products – 0.68%		
Cooper Tire & Rubber Company	41,400	**892,170**
Trucking and Shipping – 0.40%		
Kirby Corporation*	11,800	**523,684**
Utilities – Electric – 0.53%		
Hawaiian Electric Industries, Inc.	6,900	201,135
Westar Energy, Inc.	21,800	498,566
		699,701
Utilities – Gas and Pipeline – 0.31%		
UGI Corporation	9,900	**405,009**
Utilities – Telephone – 0.37%		
American Tower Corporation, Class A*	26,500	**487,600**
TOTAL COMMON STOCKS – 95.69%		**$125,952,183**
(Cost: $96,839,571)		
TOTAL SHORT-TERM SECURITIES – 4.07%		$ 5,360,347
(Cost: $5,360,347)		
TOTAL INVESTMENT SECURITIES – 99.76%		**$131,312,530**
(Cost: $102,199,918)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.24%		318,908
NET ASSETS – 100.00%		**$131,631,438**

Notes to Schedule of Investments

   *No dividends were paid during the preceding 12 months.

   See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

   See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

SMALL CAP VALUE PORTFOLIO
December 31, 2004
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $102,200) (Notes 1 and 3)	$131,313
Cash	8
Receivables:	
Portfolio shares sold	246
Dividends and interest	100
Total assets	131,667

LIABILITIES

Payable for investment securities purchased	6
Accrued accounting and administrative services fees (Note 2)	5
Payable to Portfolio shareholders	4
Accrued management fee (Note 2)	3
Accrued service fee (Note 2)	1
Accrued shareholder servicing (Note 2)	1
Other	16
Total liabilities	36
Total net assets	$131,631

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 8
Additional paid-in capital	101,478
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(1)
Accumulated undistributed net realized gain on investment transactions	1,033
Net unrealized appreciation in value of investments	29,113
Net assets applicable to outstanding units of capital	$131,631
Net asset value, redemption and offering price per share	$16.6329
Capital shares outstanding	7,914
Capital shares authorized	80,000

See Notes to Financial Statements.

Statement of Operations

SMALL CAP VALUE PORTFOLIO

For the Fiscal Year Ended December 31, 2004
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):

Dividends (net of foreign withholding taxes of $3)	$	782
Interest and amortization		65
Total income		847

Expenses (Note 2):

Investment management fee	898
Service fee	264
Accounting and administrative services fees	53
Custodian fees	43
Audit fees	9
Shareholder servicing	9
Legal fees	5
Other	17
Total expenses	1,298
Net investment loss	(451)

REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on investments	10,254
Unrealized appreciation in value of investments during the period	6,636
Net gain on investments	16,890
Net increase in net assets resulting from operations	$16,439

See Notes to Financial Statements.

Statement of Changes in Net Assets
SMALL CAP VALUE PORTFOLIO
(In Thousands)

	For the fiscal year ended December 31,	
	2004	**2003**
INCREASE IN NET ASSETS		
Operations:		
Net investment loss.	$ (451)	$ (230)
Realized net gain (loss) on investments	10,254	(2,028)
Unrealized appreciation	6,636	31,297
Net increase in net assets resulting from operations	16,439	29,039
Dividends to shareholders from (Note 1E):[1]		
Net investment income	—	—
Realized gains on investment transactions	(6,400)	—
	(6,400)	—
Capital share transactions[2]	25,692	11,917
Total increase	35,731	40,956
NET ASSETS		
Beginning of period	95,900	54,944
End of period	$131,631	$95,900
Undistributed net investment income (loss)	$ (1)	$ —*

(1) See "Financial Highlights" on page 241.

(2) Shares issued from sale of shares	2,044	1,758
Shares issued from reinvestment of capital gains distribution	385	—
Shares redeemed	(824)	(852)
Increase in outstanding capital shares	1,605	906
Value issued from sale of shares	$ 32,292	$21,139
Value issued from reinvestment of capital gains distribution	6,400	—
Value redeemed	(13,000)	(9,222)
Increase in outstanding capital	$ 25,692	$11,917

*Not shown due to rounding.

See Notes to Financial Statements.

Financial Highlights

SMALL CAP VALUE PORTFOLIO

For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Net asset value, beginning of period........	$15.2013	$10.2000	$12.7000	$11.6000	$ 9.1000
Income (loss) from investment operations:					
Net investment income (loss)..........	(0.0569)	(0.0364)	0.0000	0.0000	0.0000
Net realized and unrealized gain (loss) on investments	2.3402	5.0377	(2.5000)	1.8000	2.5000
Total from investment operations	2.2833	5.0013	(2.5000)	1.8000	2.5000
Less distributions from:					
Net investment income.....	(0.0000)	(0.0000)	(0.0000)	(0.6000)	(0.0000)
Capital gains	(0.8517)	(0.0000)	(0.0000)	(0.1000)	(0.0000)
Total distributions............	(0.8517)	(0.0000)	(0.0000)	(0.7000)	(0.0000)
Net asset value, end of period.............	$16.6329	$15.2013	$10.2000	$12.7000	$11.6000
Total return	15.02%	49.48%	–19.98%	15.59%	28.00%
Net assets, end of period (in millions)	$132	$96	$55	$41	$23
Ratio of expenses to average net assets including voluntary expense waiver	1.23%	1.15%	1.10%	1.10%	1.05%
Ratio of net investment income (loss) to average net assets including voluntary expense waiver	–0.43%	–0.34%	–0.43%	–0.16%	0.29%
Ratio of expenses to average net assets excluding voluntary expense waiver	NA	1.19%	1.17%	1.22%	1.58%
Ratio of net investment loss to average net assets excluding voluntary expense waiver	NA	–0.38%	–0.50%	–0.28%	–0.24%
Portfolio turnover rate	32%	51%	39%	23%	122%

See Notes to Financial Statements.

Manager's Discussion of Value Portfolio

December 31, 2004



An interview with Matthew T. Norris, CFA, portfolio manager of W&R Target Funds, Inc. – Value Portfolio

The following discussion, graphs and tables provide you with information regarding the Portfolio's performance for the fiscal year ended December 31, 2004. Please note that the Portfolio's performance data does not take into account any expenses or charges associated with owning a variable life or annuity policy invested in the W&R Target Funds, Inc.

How did the Portfolio perform during the last fiscal year?

The Portfolio showed a strong return for the period, increasing 14.70 percent, but underperformed its benchmark index. By comparison, the Russell 1000 Value Index (reflecting the performance of securities that generally represent the value sector of the stock market) increased 16.48 percent during the same period, while the Lipper Variable Annuity Large-Cap Value Funds Universe Average (generally reflecting the performance of the universe of funds with similar investment objectives) increased 11.50 percent for the period. Please note that the Portfolio's Lipper category has changed in this year's annual report.

Why did the Portfolio underperform its benchmark index during the fiscal year?

We believe that the variance between the Portfolio's performance and that of the benchmark index can be attributed in part to the fact that the benchmark holds mostly mid- and small capitalization stocks. By contrast, the Portfolio holds larger capitalization stocks, and the environment throughout 2004 was more accommodating for mid-sized and smaller stocks overall. We believe that the Portfolio benefited from strong individual stock selection during the fiscal year. We did not make large sector bets during the year, instead focusing on individual securities that we felt were inexpensive and felt had improving business fundamentals.

What other market conditions or events influenced the Portfolio's performance during the fiscal year?

The equity markets had a strong year, with most primary stock indexes showing returns in excess of 10 percent. The U.S. presidential election provided a late-year spark to the markets. It appeared that many people feared a repeat of 2000, when a disputed election left the ultimate winner in doubt for weeks. When the election went smoothly, that issue was removed. At the same time, other broad issues also improved: oil prices began to decline from annual highs, inflation remained negligible, terrorism fears receded somewhat and interest rates remained benign. Overall, the market advance was led by the energy, utility and industrial sectors. Lagging sectors included health care and technology.

What strategies and techniques did you employ that specifically affected the Portfolio's performance?

The primary objective of the Portfolio is to invest in individual equities that we believe are undervalued relative to their future prospects and to their peers, while striving to maintain a strong focus on risk management. The Portfolio attempts to diversify investments in an effort to minimize the impact from macro economic events, which we think are unpredictable. We have, as do other portfolio managers, an inability to consistently and accurately forecast such variables as gross domestic product (GDP) growth, the future level of interest rates or the price of oil. Accordingly, we have attempted to diversify the Portfolio across several different holdings. We believe that this ongoing strategy helped the Portfolio throughout the year.

What industries or sectors did you emphasize during the fiscal year, and what looks attractive to you going forward?

The Portfolio did not have a substantial overweight or underweight in any particular sector. This was by design, and we intend to maintain this diversification philosophy as a part of our overall strategy in the coming year.

Going forward, health care and commercial services are areas of developing interest, while we feel that certain financials, real estate, utilities and industrial cyclicals may have less value. We do not anticipate any major changes in the management philosophy of the Portfolio, and we remain fully invested with very little cash. We continue to search diligently, one company at a time, for names that we think offer good value investment opportunities. We believe this is the best way to achieve strong, consistent returns over a full market cycle.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

————	W&R Target Value Portfolio[1]	$12,782
— — —	Russell 1000 Value Index[2]	$12,229
— — — ·	Lipper Variable Annuity Large-Cap Value Funds Universe Average[2] .	$11,072



(1) The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

(2) Because the Portfolio commenced operations on a date other than at the end of a month, and partial month calculations of the performance of the indexes (including income) are not available, investment in the indexes was effected as of April 30, 2001.

Average Annual Total Return[3]

1-year period ended 12-31-04	**14.70%**
3+ year period ended 12-31-04[4]	**6.92%**

(3) **Performance data quoted represents past performance and current performance may be lower or higher. Investment return and principal value will fluctuate and an investor's shares, when redeemed, may be worth more or less than their original cost.**

(4) 5-1-01 (the initial offering date) through 12-31-04.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. Performance data quoted does not take into account any expenses or charges associated with owning a variable life or annuity policy invested in the W&R Target Funds, Inc.

The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

SHAREHOLDER SUMMARY OF VALUE PORTFOLIO

Portfolio Highlights

On December 31, 2004, W&R Target Value Portfolio had net assets totaling $340,352,364 invested in a diversified portfolio of:

97.75%	**Common Stocks**
2.00%	**Cash and Cash Equivalents**
0.25%	**Preferred Stock**

As a shareholder of the Portfolio, for every $100 you had invested on December 31, 2004, your Portfolio owned:



	Financial Services Stocks	$30.15
	Utilities Stocks	$11.52
	Energy Stocks.	$10.51
	Technology Stocks	$ 7.85
	Consumer Services Stocks	$ 6.86
	Consumer Nondurables Stocks.	$ 6.60
	Health Care Stocks	$ 6.42
	Multi-Industry Stocks	$ 4.21
	Business Equipment and Services Stocks .	$ 4.14
	Miscellaneous Stocks	$ 4.10
	Raw Materials Stocks	$ 3.14
	Shelter Stocks.	$ 2.25
	Cash and Cash Equivalents	$ 2.00
	Preferred Stock	$ 0.25

The Investments of Value Portfolio

December 31, 2004

COMMON STOCKS	Shares	Value
Aircraft – 1.88%		
Lockheed Martin Corporation	115,100	$ 6,393,805
Aluminum – 0.69%		
Alcoa Incorporated.	74,800	2,350,216
Banks – 11.02%		
Bank of America Corporation	274,500	12,898,755
Citigroup Inc.	204,806	9,867,553
Mellon Financial Corporation	235,200	7,317,072
Wachovia Corporation	56,900	2,992,940
Wells Fargo & Company	71,200	4,425,080
		37,501,400
Beverages – 2.46%		
Adolph Coors Company, Class B	22,400	1,695,008
Diageo plc, ADR	55,900	3,235,492
Molson Inc., Class A (A)	116,300	3,430,599
		8,361,099
Broadcasting – 1.82%		
Viacom Inc., Class B	170,600	6,208,134
Business Equipment and Services – 4.14%		
ARAMARK Corporation, Class B	152,400	4,040,124
Office Depot, Inc.*	285,000	4,947,600
Waste Management, Inc.	171,000	5,119,740
		14,107,464
Capital Equipment – 1.43%		
Illinois Tool Works Inc. (B)	52,400	4,856,432
Chemicals – Petroleum and Inorganic – 1.95%		
Dow Chemical Company (The)	68,800	3,406,288
du Pont (E.I.) de Nemours and Company	65,800	3,227,490
		6,633,778
Chemicals – Specialty – 0.50%		
Air Products and Chemicals, Inc.	29,600	1,715,912
Computers – Main and Mini – 1.51%		
Hewlett-Packard Company	133,600	2,801,592
International Business Machines Corporation.	23,700	2,336,346
		5,137,938

See Notes to Schedule of Investments on page 250.

The Investments of Value Portfolio

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Computers – Peripherals – 3.76%		
Amdocs Limited*	120,700	$ 3,168,375
Microsoft Corporation	157,500	4,207,613
Oracle Corporation*.	395,100	5,422,747
		12,798,735
Cosmetics and Toiletries – 0.91%		
NBTY, Inc. (B)*.	128,800	3,092,488
Electronic Components – 0.70%		
Texas Instruments Incorporated	96,700	2,380,754
Finance Companies – 5.25%		
Fannie Mae	95,300	6,786,313
Freddie Mac	150,400	11,084,480
		17,870,793
Food and Related – 0.94%		
J.M. Smucker Company (The).	67,900	3,196,053
Forest and Paper Products – 0.60%		
International Paper Company	48,500	2,037,000
Furniture and Furnishings – 1.65%		
Masco Corporation.	153,600	5,611,008
Health Care – Drugs – 1.11%		
Shire Pharmaceuticals Group plc, ADR	117,900	3,766,905
Health Care – General – 2.83%		
Da Vita Inc.*.	95,800	3,786,974
Renal Care Group, Inc.*.	95,200	3,426,248
Wyeth	56,700	2,414,853
		9,628,075
Hospital Supply and Management – 2.48%		
PacifiCare Health Systems, Inc. (B)*	149,100	8,427,132
Insurance – Property and Casualty – 6.29%		
Allstate Corporation (The).	136,600	7,064,952
American International Group, Inc.	42,650	2,800,825
Assurant, Inc.	168,800	5,156,840
St. Paul Companies, Inc. (The)	172,501	6,394,612
		21,417,229

See Notes to Schedule of Investments on page 250.

The Investments of Value Portfolio

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Leisure Time Industry – 2.25%		
Brunswick Corporation	70,800	$ 3,504,600
Cendant Corporation	178,100	4,163,978
		7,668,578
Motion Pictures – 2.22%		
News Corporation Limited, Class A	271,300	5,062,458
Time Warner Inc.*	128,500	2,498,040
		7,560,498
Multiple Industry – 4.21%		
General Electric Company	392,900	14,340,850
Petroleum – International – 10.51%		
ChevronTexaco Corporation	179,000	9,399,290
ConocoPhillips	49,000	4,254,670
Devon Energy Corporation	136,800	5,324,256
Exxon Mobil Corporation	327,604	16,792,981
		35,771,197
Publishing – 0.57%		
Gannett Co., Inc.	23,800	1,944,460
Railroad – 0.76%		
Union Pacific Corporation	38,400	2,582,400
Retail – General Merchandise – 1.33%		
Dollar General Corporation	151,900	3,154,963
Family Dollar Stores, Inc.	44,500	1,389,735
		4,544,698
Retail – Specialty Stores – 0.58%		
Abercrombie & Fitch Co., Class A (B)	42,400	1,990,680
Security and Commodity Brokers – 7.59%		
Merrill Lynch & Co., Inc.	29,400	1,757,238
Morgan (J.P.) Chase & Co.	285,788	11,148,590
Morgan Stanley	110,510	6,135,515
Prudential Financial, Inc.	123,300	6,776,568
		25,817,911
Tobacco – 2.29%		
Altria Group, Inc. (B)	127,500	7,790,250

See Notes to Schedule of Investments on page 250.

The Investments of Value Portfolio

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Utilities – Electric – 3.57%		
Dominion Resources, Inc.	61,200	$ 4,145,688
Entergy Corporation (B).	61,000	4,122,990
PPL Corporation.	72,700	3,873,456
		12,142,134
Utilities – Gas and Pipeline – 1.98%		
Enbridge Inc.	56,600	2,817,548
Kinder Morgan, Inc.	53,500	3,912,455
		6,730,003
Utilities – Telephone – 5.97%		
Iowa Telecommunications Services, Inc.*	172,100	3,712,197
SBC Communications Inc.	134,600	3,468,642
Sprint Corporation	209,700	5,211,045
Verizon Communications Inc.	107,200	4,342,672
Vodafone Group Plc, ADR (B)	130,800	3,581,304
		20,315,860
TOTAL COMMON STOCKS – 97.75%		$332,691,869
(Cost: $277,694,460)		
PREFERRED STOCK – 0.25%		
Finance Companies		
Federal National Mortgage Assocation,		
5.375% Convertible*	8	$ 846,000
(Cost: $800,000)		
TOTAL SHORT-TERM SECURITIES – 2.98%		$ 10,134,358
(Cost: $10,134,358)		
TOTAL INVESTMENT SECURITIES – 100.98%		$343,672,227
(Cost: $288,628,818)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.98%)		(3,319,863)
NET ASSETS – 100.00%		$340,352,364

See Notes to Schedule of Investments on page 250.

The Investments of Value Portfolio

December 31, 2004

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

(B)As of December 31, 2004, a portion of these securities were used as cover for the following written call options. (See Note 5 to financial statements):

Underlying Security	Contracts Subject to Call	Expiration Month/ Exercise Price	Premium Received	Market Value
Abercrombie & Fitch Co., Class A	54	Jan/50	$ 3,841	$ 2,430
Altria Group, Inc.	141	Jan/57	8,037	64,888
Entergy Corporation	610	Feb/66	46,360	113,216
Illinois Tool Works Inc.	170	Jan/95	33,489	9,350
NBTY, Inc.	78	Jan/25	2,652	2,730
PacifiCare Health Systems, Inc.	310	Jan/60	24,973	26,350
Vodafone Group Plc, ADR	654	Feb/30	20,928	10,641
			$140,280	$229,605

In addition to the above written call options, the following written put option was outstanding as of December 31, 2004:

Underlying Security	Contracts Subject to Put	Expiration Month/ Exercise Price	Premium Received	Market Value
NBTY, Inc.	502	Jan/20	$17,570	$5,020

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

VALUE PORTFOLIO
December 31, 2004
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $288,629) (Notes 1 and 3)	$343,672
Cash	—*
Receivables:	
Investment securities sold	4,559
Dividends and interest	387
Portfolio shares sold	352
Total assets	348,970

LIABILITIES

Payable for investment securities purchased	8,318
Outstanding written options – at value (premium received – $158) (Note 5)	235
Payable to Portfolio shareholders	27
Accrued accounting and administrative services fees (Note 2)	8
Accrued management fee (Note 2)	7
Accrued shareholder servicing (Note 2)	3
Accrued service fee (Note 2)	2
Other	18
Total liabilities	8,618
Total net assets	$340,352

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 55
Additional paid-in capital	291,540
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	—*
Accumulated undistributed net realized loss on investment transactions	(6,202)
Net unrealized appreciation in value of securities	55,036
Net unrealized depreciation in value of written options	(77)
Net assets applicable to outstanding units of capital	$340,352
Net asset value, redemption and offering price per share	$ 6.2226
Capital shares outstanding	54,697
Capital shares authorized	110,000

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

VALUE PORTFOLIO
For the Fiscal Year Ended December 31, 2004
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $21)	$ 6,316
Interest and amortization	75
Total income	6,391

Expenses (Note 2):

Investment management fee	2,077
Service fee	742
Accounting and administrative services fees	93
Custodian fees	19
Shareholder servicing	19
Audit fees	14
Legal fees	14
Other	63
Total expenses	3,041
Net investment income	3,350

REALIZED AND UNREALIZED GAIN

(LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities	23,177
Realized net gain on foreign currency transactions	6
Realized net gain on written options	617
Realized net gain on purchased options	145
Realized net gain on investments	23,945
Unrealized appreciation in value of securities during the period	15,345
Unrealized depreciation in value of written options during the period	(137)
Unrealized appreciation in value of investments during the period	15,208
Net gain on investments	39,153
Net increase in net assets resulting from operations	$42,503

See Notes to Financial Statements.

Statement of Changes in Net Assets

VALUE PORTFOLIO

(In Thousands)

	For the fiscal year ended December 31,	
	2004	**2003**
INCREASE IN NET ASSETS		
Operations:		
Net investment income.	$ 3,350	$ 1,364
Realized net gain on investments	23,945	6,333
Unrealized appreciation	15,208	26,345
Net increase in net assets resulting from operations	42,503	34,042
Dividends to shareholders from net investment income (Note 1E)[1]	(3,356)	(1,364)
Capital share transactions[2].	31,860	161,884
Total increase.	71,007	194,562
NET ASSETS		
Beginning of period	269,345	74,783
End of period	$340,352	$269,345
Undistributed net investment income	$ —*	$ —*

(1) See "Financial Highlights" on pages 254.

(2) Shares issued from sale of shares.	8,918	9,032
Shares issued in connection with merger of Advantus Value Stock Portfolio	—	24,795
Shares issued from reinvestment of dividend	540	249
Shares redeemed.	(3,920)	(1,907)
Increase in outstanding capital shares	5,538	32,169
Value issued from sale of shares.	$ 50,940	$ 44,459
Value issued in connection with merger of Advantus Value Stock Portfolio	—	125,256
Value issued from reinvestment of dividend	3,356	1,364
Value redeemed.	(22,436)	(9,195)
Increase in outstanding capital.	$ 31,860	$161,884

*Not shown due to rounding.

See Notes to Financial Statements.

Financial Highlights

VALUE PORTFOLIO

For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended December 31,			For the period from 5-1-01[1] through 12-31-01
	2004	**2003**	**2002**	
Net asset value, beginning of period.	$5.4790	$4.4016	$5.0815	$5.0000
Income (loss) from investment operations:				
Net investment income.	0.0619	0.0279	0.0348	0.0198
Net realized and unrealized gain (loss) on investments	0.7437	1.0774	(0.6799)	0.0815
Total from investment operations	0.8056	1.1053	(0.6451)	0.1013
Less distributions from net investment income	(0.0620)	(0.0279)	(0.0348)	(0.0198)
Net asset value, end of period	$6.2226	$5.4790	$4.4016	$5.0815
Total return	14.70%	25.11%	–12.70%	2.03%
Net assets, end of period (in millions)	$340	$269	$75	$44
Ratio of expenses to average net assets including voluntary expense waiver.	1.03%	1.02%	1.04%	0.84%[2]
Ratio of net investment income to average net assets including voluntary expense waiver.	1.13%	1.06%	0.92%	1.39%[2]
Ratio of expenses to average net assets excluding voluntary expense waiver.	—[3]	—[3]	—[3]	1.07%[2]
Ratio of net investment income to average net assets excluding voluntary expense waiver.	—[3]	—[3]	—[3]	1.16%[2]
Portfolio turnover rate	78%	97%	96%	11%

(1)Commencement of operations.
(2)Annualized.
(3)Because the Portfolio's net assets exceeded $25 million for the entire period, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

Notes to Financial Statements

December 31, 2004

NOTE 1 – Significant Accounting Policies

W&R Target Funds, Inc. (the "Fund") is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Capital stock is divided into the eighteen classes that are designated the Asset Strategy Portfolio, the Balanced Portfolio, the Bond Portfolio, the Core Equity Portfolio, the Dividend Income Portfolio, the Growth Portfolio, the High Income Portfolio, the International Growth Portfolio (formerly, International Portfolio), the International Value Portfolio (formerly, International II Portfolio), the Limited-Term Bond Portfolio, the Micro Cap Growth Portfolio, the Money Market Portfolio, the Mortgage Securities Portfolio, the Real Estate Securities Portfolio, the Science and Technology Portfolio, the Small Cap Growth Portfolio, the Small Cap Value Portfolio and the Value Portfolio. The assets belonging to each Portfolio are held separately by the custodian. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. **Security valuation** – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Gold bullion is valued at the last settlement price for current delivery as calculated by the Commodity Exchange, Inc. as of the close of that exchange. Restricted securities and securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors. Short-term debt securities are valued at amortized cost, which approximates market value.

B. **Security transactions and related investment income** – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes. Dividend income is recorded on the ex-dividend date except that certain dividends from foreign securities are recorded as soon as the Fund is informed of the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Securities Transactions.

C. **Foreign currency translations** – All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translations arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

D. **Federal income taxes** – It is the Fund's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under the Internal Revenue Code. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

E. **Dividends and distributions** – Dividends and distributions to shareholders are recorded by each Portfolio on the record date. Net investment income distributions and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers. At December 31, 2004 the following amounts were reclassified:

	Accumulated Undistributed Net Realized Gain (Loss)	Accumulated Undistributed Net Investment Income	Additional Paid-in Capital
International Growth Portfolio	$(114,239)	$ 114,239	$ —
International Value Portfolio	(349,311)	349,311	—
Micro Cap Growth Portfolio	—	500,815	(500,815)
Science and Technology Portfolio	—	1,679,601	(1,679,601)
Small Cap Growth Portfolio.	—	4,505,127	(4,505,127)
Small Cap Value Portfolio.	(449,946)	449,946	—

F. **Repurchase agreements** – Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, remains at least equal to the value of the loan, including accrued interest thereon. The collateral for the repurchase agreement is held by the Fund's custodian bank.

G. **Forward foreign currency exchange contracts** – A forward foreign currency exchange contract (Forward Contract) is an obligation to purchase or sell a specific currency at a future date at a fixed price. Forward Contracts are "marked-to-market" daily at the applicable translation rates and the resulting unrealized gains or losses are reflected in the Fund's financial statements. Gains or losses are realized by the Fund at the time the forward contract is extinguished. Contracts may be extinguished either by entry into a closing transaction or by delivery of the currency. Risks may arise from the possibility that the other party will not complete the obligations of the contract and from unanticipated movements in the value of the foreign currency relative to the United States dollar. The Fund uses forward contracts to attempt to reduce the overall risk of its investments.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management And Payments To Affiliated Persons

Waddell & Reed Investment Management Company ("WRIMCO"), a wholly owned subsidiary of Waddell & Reed, Inc. ("W&R"), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. The fee is payable by each Portfolio at the following annual rates:

Portfolio	Net Asset Breakpoints	Annual Rate
Asset Strategy Portfolio	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
Balanced Portfolio	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
Bond Portfolio	Up to $500 Million	0.525%
	Over $500 Million up to $1 Billion	0.500%
	Over $1 Billion up to $1.5 Billion	0.450%
	Over $1.5 Billion	0.400%
Core Equity Portfolio	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
Dividend Income Portfolio	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
Growth Portfolio	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
High Income Portfolio	Up to $500 Million	0.625%
	Over $500 Million up to $1 Billion	0.600%
	Over $1 Billion up to $1.5 Billion	0.550%
	Over $1.5 Billion	0.500%
International Growth Portfolio	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
International Value Portfolio	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%

Portfolio	Net Asset Breakpoints	Annual Rate
Limited-Term Bond Portfolio	Up to $500 Million	0.500%
	Over $500 Million up to $1 Billion	0.450%
	Over $1 Billion up to $1.5 Billion	0.400%
	Over $1.5 Billion	0.350%
Micro Cap Growth Portfolio	Up to $1 Billion	0.950%
	Over $1 Billion up to $2 Billion	0.930%
	Over $2 Billion up to $3 Billion	0.900%
	Over $3 Billion	0.860%
Money Market Portfolio	All Net Assets	0.400%
Mortgage Securities Portfolio	Up to $500 Million	0.500%
	Over $500 Million up to $1 Billion	0.450%
	Over $1 Billion up to $1.5 Billion	0.400%
	Over $1.5 Billion	0.350%
Real Estate Securities Portfolio	Up to $1 Billion	0.900%
	Over $1 Billion up to $2 Billion	0.870%
	Over $2 Billion up to $3 Billion	0.840%
	Over $3 Billion	0.800%
Science and Technology Portfolio	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Small Cap Growth Portfolio	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Small Cap Value Portfolio	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Value Portfolio	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%

WRIMCO has agreed to waive a Portfolio's management fee on any Portfolio that is not sub-advised on any day that the Portfolio's net assets are less than $25 million, subject to its right to change or modify this waiver. During the period ended December 31, 2004, WRIMCO voluntarily waived $35 (in thousands) of Dividend Income Portfolio's management fee.

In addition, WRIMCO also waived management fees as shown in following table (in thousands):

Mortgage Securities Portfolio	$ 26
Real Estate Securities Portfolio.	18

Advantus Capital Management, Inc. serves as sub-advisor to Mortgage Securities Portfolio and Real Estate Securities Portfolio pursuant to an agreement with WRIMCO and receives a fee that is equal to, on an annual basis, 0.30% and 0.55% of the respective Portfolio's average net assets.

State Street Research & Management Company ("SSRM") served as sub-advisor to Small Cap Value Portfolio pursuant to an agreement with WRIMCO and received a fee that was equal to, on an annual basis, 0.50% of the Portfolio's average net assets. Effective January 31, 2005, the Portfolio's sub-advisor changed from SSRM to BlackRock Financial Management, Inc. ("BlackRock") as a result of BlackRock's acquisition of SSRM from MetLife, Inc. The shareholders approved BlackRock as the Portfolio's sub-advisor at a shareholder meeting held on January 20, 2005.

Templeton Investment Counsel, LLC serves as sub-advisor to International Value Portfolio pursuant to an agreement with WRIMCO and receives a fee that is shown in the following table.

Net Asset Breakpoints	Annual Rate
On the first $100 Million	0.50%
On the next $100 Million.	0.35%
On the next $250 Million.	0.30%
On all assets exceeding $450 Million.	0.25%

Wall Street Associates serves as sub-advisor to Micro Cap Growth Portfolio pursuant to an agreement with WRIMCO and receives a fee that is equal to, on an annual basis, 0.50% of the Portfolio's average net assets.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company ("WRSCO"), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of each Portfolio. For these services, each Portfolio pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table.

Accounting Services Fee	
Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

Each Portfolio also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

The Fund has adopted a Service Plan pursuant to Rule 12b–1 of the 1940 Act. Under the Plan, each Portfolio may pay a fee to W&R in an amount not to exceed 0.25% of the Portfolio's average annual net assets. The fee is to be paid to compensate W&R for amounts it expends in connection with the provision of personal services to Policyowners and/or maintenance of Policyowner accounts.

The Fund paid Directors' regular compensation of $213,614, which are included in other expenses.

Effective November 2003, the Fund paid Frederick Vogel III special compensation for his service as lead independent director. For the fiscal year ended December 31, 2004, that amount was $2,578.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

The Fund has a Transfer Agency Agreement with WRSCO. For transfer agency services provided under the agreement, the Fund reimburses WRSCO for certain out-of-pocket costs.

NOTE 3 – Investment Securities Transactions

Investment securities transactions for the fiscal year ended December 31, 2004 are summarized as follows:

	Asset Strategy Portfolio	Balanced Portfolio	Bond Portfolio
Purchases of investment securities, excluding short-term and U.S. Government obligations . .	$ 297,662,366	$ 226,415,227	$ 55,742,750
Purchases of U.S. Government obligations.	8,856,902	26,880	45,556,337
Purchases of short-term securities	1,298,751,781	1,274,848,603	736,438,870
Purchases of options.	1,742,387	—	—
Purchases of bullion	7,021,396	—	—
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. Government obligations . .	228,091,266	234,948,212	52,702,590
Proceeds from maturities and sales of U.S. Government obligations	9,525,796	10,289,071	57,783,518
Proceeds from maturities and sales of short-term securities.	1,328,257,012	1,288,616,914	742,046,248
Proceeds from bullion	13,302,244	—	—
Proceeds from options	2,285,055	—	—

	Core Equity Portfolio	Dividend Income Portfolio	Growth Portfolio
Purchases of investment securities, excluding short-term and U.S. Government obligations . . .	$ 367,088,600	$ 15,637,164	$ 982,716,909
Purchases of U.S. Government obligations.	—	—	—
Purchases of short-term securities .	1,493,053,814	215,984,435	1,706,364,016
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. Government obligations . . .	390,723,490	1,008,374	1,033,595,974
Proceeds from maturities and sales of U.S. Government obligations.	—	—	—
Proceeds from maturities and sales of short-term securities.	1,521,358,208	212,643,000	1,725,576,306

	High Income Portfolio	International Growth Portfolio	International Value Portfolio
Purchases of investment securities, excluding short-term and U.S. Government obligations	$ 153,566,690	$134,189,776	$ 102,473,314
Purchases of U.S. Government obligations.	—	—	—
Purchases of short-term securities . . .	1,020,588,727	823,276,055	1,079,286,371
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. Government obligations.	136,872,874	143,975,134	101,593,274
Proceeds from maturities and sales of U.S. Government obligations	—	—	—
Proceeds from maturities and sales of short-term securities.	1,017,528,187	819,067,769	1,073,201,612

	Limited-Term Bond Portfolio	Micro Cap Growth Portfolio	Mortgage Securities Portfolio
Purchases of investment securities, excluding short-term and U.S. Government obligations	$ 7,782,239	$ 25,151,609	$ 5,056,299
Purchases of U.S. Government obligations.	20,965,357	—	42,001,358
Purchases of short-term securities	455,383,543	223,193,588	372,514,067
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. Government obligations.	10,653,088	27,016,436	672,495
Proceeds from maturities and sales of U.S. Government obligations	16,222,588	—	26,601,794
Proceeds from maturities and sales of short-term securities.	450,474,432	224,260,033	370,379,000

	Real Estate Securities Portfolio	Science and Technology Portfolio	Small Cap Growth Portfolio
Purchases of investment securities, excluding short-term and U.S. Government obligations	$20,142,480	$ 302,704,076	$ 484,005,264
Purchases of U.S. Government obligations.	—	—	—
Purchases of short-term securities	97,359,846	1,121,302,624	1,974,181,682
Purchases of options.	—	—	334,514
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. Government obligations.	4,428,413	288,311,244	531,170,540
Proceeds from maturities and sales of U.S. Government obligations	—	—	—
Proceeds from maturities and sales of short-term securities.	96,335,000	1,126,555,776	1,961,722,004
Proceeds from options	—	34,724	—

	Small Cap Value Portfolio	Value Portfolio
Purchases of investment securities, excluding short-term and U.S. Government obligations	$ 50,780,570	$260,212,389
Purchases of U.S. Government obligations	—	—
Purchases of short-term securities	571,268,893	666,291,751
Purchases of options.	—	17,000
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. Government obligations.	32,803,200	228,130,997
Proceeds from maturities and sales of U.S. Government obligations.	—	—
Proceeds from maturities and sales of short-term securities. .	569,964,731	663,281,665

For Federal income tax purposes, cost of investments owned at December 31, 2004 and the related unrealized appreciation (depreciation) were as follows:

	Cost	Appreciation	Depreciation	Aggregate Appreciation
Asset Strategy Portfolio.	$245,724,619	$ 44,174,444	$ 2,020,446	$ 42,153,998
Balanced Portfolio.	528,114,329	99,342,245	4,227,188	95,115,057
Bond Portfolio.	210,284,840	6,878,829	1,229,058	5,649,771
Core Equity Portfolio	556,903,143	188,947,234	5,512,598	183,434,636
Dividend Income Portfolio. . . .	17,958,585	1,319,679	85,698	1,233,981
Growth Portfolio.	994,762,755	258,519,016	5,057,187	253,461,829
High Income Portfolio	177,162,438	12,207,774	2,213,452	9,994,322
International Growth Portfolio	146,975,340	40,677,413	1,516,972	39,160,441
International Value Portfolio . .	308,282,799	94,845,542	3,432,910	91,412,632
Limited-Term Bond Portfolio . .	78,066,230	435,820	276,680	159,140
Micro Cap Growth Portfolio . .	33,129,409	10,750,414	2,536,738	8,213,676
Money Market Portfolio	54,349,204	—	—	—
Mortgage Securities Portfolio . .	22,191,983	132,739	27,536	105,203
Real Estate Securities Portfolio.	16,908,106	2,463,096	17,504	2,445,592
Science and Technology Portfolio	255,645,877	71,821,600	3,673,352	68,148,248
Small Cap Growth Portfolio . . .	457,176,656	136,722,139	5,233,944	131,488,195
Small Cap Value Portfolio.	102,863,332	31,832,595	3,383,397	28,449,198
Value Portfolio	288,978,542	55,146,143	452,458	54,693,685

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Portfolios' distributed and undistributed earnings and profit for the fiscal year ended December 31, 2004 and the related Capital Loss Carryover and Post-October activity were as follows:

	Asset Strategy Portfolio	Balanced Portfolio	Bond Portfolio
Net ordinary income	$5,248,181	$8,835,010	$9,288,731
Distributed ordinary income	4,561,928	8,830,472	9,286,361
Undistributed ordinary income	686,252	9,611	28,466
Realized long-term capital gains	1,009,698	—	2,415,827
Distributed long-term capital gains	900,082	—	2,436,379
Undistributed long-term capital gains	109,616	—	25,525
Capital loss carryover	—	—	—
Post-October losses deferred	—	—	1,057

	Core Equity Portfolio	Dividend Income Portfolio	Growth Portfolio
Net ordinary income	$4,455,494	$104,019	$3,418,498
Distributed ordinary income	4,447,648	104,007	3,382,896
Undistributed ordinary income	27,800	12	35,601
Realized long-term capital gains	—	—	—
Distributed long-term capital gains	—	—	—
Undistributed long-term capital gains	—	—	—
Capital loss carryover	—	12,421	—
Post-October losses deferred	—	—	—

	High Income Portfolio	International Growth Portfolio	International Value Portfolio
Net ordinary income	$12,356,322	$1,939,838	$ 5,676,490
Distributed ordinary income	12,355,110	1,138,240	3,800,037
Undistributed ordinary income	34,545	1,057,584	2,334,819
Realized long-term capital gains	—	—	3,770,712
Distributed long-term capital gains	—	—	3,000,007
Undistributed long-term capital gains	—	—	770,705
Capital loss carryover	—	—	—
Post-October losses deferred	—	—	—

	Limited-Term Bond Portfolio	Micro Cap Growth Portfolio	Money Market Portfolio
Net ordinary income	$2,158,287	$ —	$388,244
Distributed ordinary income	2,159,009	—	387,755
Undistributed ordinary income	1,518	—	2,913
Realized long-term capital gains	—	—	—
Distributed long-term capital gains	—	—	—
Undistributed long-term capital gains	—	—	—
Capital loss carryover	73,128	—	—
Post-October losses deferred	8,743	580,010	—

	Mortgage Securities Portfolio	Real Estate Securities Portfolio	Science and Technology Portfolio
Net ordinary income	$672,808	$344,269	$ —
Distributed ordinary income	672,808	331,195	—
Undistributed ordinary income	—	13,074	—
Realized long-term capital gains	—	72,557	—
Distributed long-term capital gains	—	—	—
Undistributed long-term capital gains	—	72,557	—
Capital loss carryover	—	—	—
Post-October losses deferred	—	—	—

	Small Cap Growth Portfolio	Small Cap Value Portfolio	Value Portfolio
Net ordinary income	$ —	$ 506,974	$ 3,358,429
Distributed ordinary income	—	—-	3,356,145
Undistributed ordinary income	—	506,974	3,647
Realized long-term capital gains	—	7,589,485	2,517,384
Distributed long-term capital gains	—	6,400,012	—
Undistributed long-term capital gains	—	1,189,473	2,517,384
Capital loss carryover	—	—	—
Post-October losses deferred	—	—	—

Internal Revenue Code regulations permit each Portfolio to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year ("post-October losses").

Capital Loss Carryovers are available to offset future realized capital gain net income for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

	Asset Strategy Portfolio	Balanced Portfolio	Bond Portfolio	Core Equity Portfolio
December 31, 2008	$ —	$63,195,533	$ —	$ 112,139
December 31, 2009	—	20,192,432	—	47,771,158
December 31, 2010	—	4,253,866	—	120,325,174
December 31, 2011	—	—	—	6,217,841
Total carryover	$ —	$87,641,831	$ —	$174,426,312

	Dividend Income Portfolio	Growth Portfolio	High Income Portfolio	International Growth Portfolio
December 31, 2008	$ —	$116,510,259	$12,908,559	$ —
December 31, 2009	—	91,121,060	9,637,801	26,069,621
December 31, 2010	—	88,955,941	13,911,720	33,377,007
December 31, 2011.	—	5,483,923	—	10,822,424
December 31, 2012	12,421	—	—	—
Total carryover	$12,421	$302,071,183	$36,458,080	$70,269,052

	International Value Portfolio	Limited-Term Bond Portfolio	Micro Cap Growth Portfolio	Mortgage Securities Portfolio
December 31, 2009	$ —	$ —	$ 8,743,847	$ —
December 31, 2010	—	247,280	8,788,671	—
December 31, 2012	—	73,128	—	—
Total carryover	$ —	$320,408	$17,532,518	$ —

	Real Estate Securities Portfolio	Science and Technology Portfolio	Small Cap Growth Portfolio	Small Cap Value Portfolio
December 31, 2008.	$ —	$ —	$ 19,374,578	$ —
December 31, 2009	—	21,197,207	29,874,592	—
December 31, 2010	—	28,805,115	26,461,513	—
December 31, 2011.	—	9,199,437	32,025,096	—
Total carryover	$ —	$59,201,759	$107,735,779	$ —

	Value Portfolio
December 31, 2009	$8,369,509

Advantus Asset Allocation Portfolio was merged into Target Balanced Portfolio as of September 22, 2003 (see Note 7). At the time of the merger, Target Balanced Portfolio had capital loss carryovers available to offset future gains of the Advantus Asset Allocation Portfolio. These carryovers amount to $4,253,866 as of December 31, 2004 and will expire if not utilized by December 31, 2010.

Advantus Core Equity Portfolio was merged into Target Core Equity Portfolio as of September 22, 2003 (see Note 7). At the time of the merger, Advantus Core Equity Portfolio had capital loss carryovers available to offset future gains of the Target Core Equity Portfolio. These carryovers are limited to $987,765 for the period ending December 31, 2005 and $987,765 for each period ending from December 31, 2006 through 2010 plus any unused limitations from prior years.

Advantus Growth Portfolio and Advantus Capital Appreciation Portfolio were merged into Target Growth Portfolio as of September 22, 2003 (see Note 7). At the time of the merger, Advantus Growth Portfolio and Advantus Capital Appreciation Portfolio had capital loss carryovers available to offset future gains of the Target Growth Portfolio. These carryovers are limited to $21,734,628 and $17,485,994, respectively, for the period ending December 31, 2005 and $10,461,247 and $7,747,159, respectively, for each period ending from December 31, 2006 through 2010 plus any unused limitations from prior years and the amount of certain built-in gains realized, if any.

Advantus Small Company Growth Portfolio was merged into Target Small Cap Growth Portfolio as of September 22, 2003 (see Note 7). At the time of the merger, Advantus Small Company Growth Portfolio had capital loss carryovers available to offset future gains of the Target Small Cap Growth Portfolio. These carryovers are limited to $21,224,897 for the period ending December 31, 2005 and $7,647,902 for each period ending from December 31, 2006 through 2010.

Advantus Value Stock Portfolio was merged into Target Value Portfolio as of September 22, 2003 (see Note 7). At the time of the merger, Target Value Portfolio had capital loss carryovers available to offset future gains of the Advantus Value Stock Portfolio. These carryovers amount to $8,369,509 as of December 31, 2004 and will expire if not utilized by December 31, 2009.

NOTE 5 – Options

Options purchased by a Portfolio are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When the Portfolio writes (sells) an option, an amount equal to the premium received by the Portfolio is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or the Portfolio enters into a closing purchase transaction, the Portfolio realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Portfolio has realized a gain or loss. For the Portfolio, when a written put option is exercised, the cost basis of the securities purchased by the Portfolio is reduced by the amount of the premium received.

For Asset Strategy Portfolio, transactions in written call options were as follows:

	Number of Contracts	Premiums Received
Outstanding at December 31, 2003	396	$ 7,920
Options written	9,680	2,022,115
Options terminated in closing purchase transactions	(9,230)	(1,973,977)
Options exercised	—	—
Options expired	(396)	(7,920)
Outstanding at December 31, 2004	450	$ 48,138

For Core Equity Portfolio, transactions in written call options were as follows:

	Number of Contracts	Premiums Received
Outstanding at December 31, 2003	7,058	$651,907
Options written	2,100	167,779
Options terminated in closing purchase transactions	(8,158)	(741,890)
Options exercised	—	—
Options expired	(1,000)	(77,796)
Outstanding at December 31, 2004	—	$ —

For Science and Technology Portfolio, transactions in written put options were as follows:

	Number of Contracts	Premiums Received
Outstanding at December 31, 2003	856	$130,806
Options written	—	—
Options terminated in closing purchase transactions	(856)	(130,806)
Options exercised	—	—
Options expired	—	—
Outstanding at December 31, 2004	—	$ —

For Value Portfolio, transactions in written call options were as follows:

	Number of Contracts	Premiums Received
Outstanding at December 31, 2003	507	$ 53,065
Options written	16,726	1,237,114
Options terminated in closing purchase transactions	(4,651)	(370,044)
Options exercised	(5,007)	(422,337)
Options expired	(5,558)	(357,518)
Outstanding at December 31, 2004	2,017	$ 140,280

For Value Portfolio, transactions in written put options were as follows:

	Number of Contracts	Premiums Received
Outstanding at December 31, 2003	2,380	$ 54,150
Options written	8,897	317,919
Options terminated in closing purchase transactions	—	—
Options exercised	(3,683)	(141,316)
Options expired	(7,092)	(213,183)
Outstanding at December 31, 2004	502	$ 17,570

NOTE 6 – Futures

No price is paid upon entering into a futures contract. Instead, upon entering into a futures contract, the Portfolio is required to deposit, in a segregated account, an amount of cash or United States Treasury Bills equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments ("variation margins") are made or received by the Portfolio each day, dependent on the daily fluctuations in the value of the underlying debt security or index. These changes in the variation margins are recorded by the Portfolio as unrealized gains or losses. Upon the closing of the contracts, the cumulative net change in the variation margin is recorded as realized gain or loss. The Portfolio uses futures to attempt to reduce the overall risk of its investments.

NOTE 7 – Portfolio Acquisitions

On September 22, 2003, Target Balanced Portfolio acquired all the net assets of Advantus Asset Allocation Portfolio pursuant to a plan of reorganization approved by shareholders of Advantus Asset Allocation Portfolio on September 19, 2003. The acquisition was accomplished by a tax-free exchange of 57,517,561 shares of Target Balanced Portfolio (valued at $392,054,216) for the 258,367,778 shares of Advantus Asset Allocation Portfolio outstanding on September 19, 2003. Advantus Asset Allocation Portfolio had net assets of $392,407,808, including $37,561,818 of net unrealized appreciation in value of investments and $103,774,514 of accumulated net realized losses on investments, which were combined with those of Target Balanced Portfolio. The aggregate net assets of Target Balanced Portfolio and Advantus Asset Allocation Portfolio immediately before the acquisition were $195,536,912 and $392,407,808, respectively. The aggregate net assets of Target Balanced Portfolio and Advantus Asset Allocation Portfolio immediately following the acquisition were $587,591,128 and $0, respectively.

On September 22, 2003, Target Core Equity Portfolio acquired all the net assets of Advantus Core Equity Portfolio pursuant to a plan of reorganization approved by shareholders of Advantus Core Equity Portfolio on September 19, 2003. The acquisition was accomplished by a tax-free exchange of 2,417,574 shares of Target Core Equity Portfolio (valued at $21,242,761) for the 26,826,539 shares of Advantus Core Equity Portfolio outstanding on September 19, 2003. Advantus Core Equity Portfolio had net assets of $21,242,259, including $1,004,787 of net unrealized appreciation in value of investments and $10,139,942 of accumulated net realized losses on investments, which were combined with those of Target Core Equity Portfolio. The aggregate net assets of Target Core Equity Portfolio and Advantus Core Equity Portfolio immediately before the acquisition were $678,779,935 and $21,242,259, respectively. The aggregate net assets of Target Core Equity Portfolio and Advantus Core Equity Portfolio immediately following the acquisition were $700,022,696 and $0, respectively.

On September 22, 2003, Target Growth Portfolio acquired all the net assets of Advantus Growth Portfolio and Advantus Capital Appreciation Portfolio pursuant to a plan of reorganization approved by shareholders of Advantus Growth Portfolio and Advantus Capital Appreciation Portfolio, respectively, on September 19, 2003. The acquisition was accomplished by a tax-free exchange of 2,909,717 shares of Target Growth Portfolio (valued at $224,988,486) for the 161,046,678 shares of Advantus Growth Portfolio outstanding on September 19, 2003 and 21,543,359 shares of Target Growth Portfolio (valued at $166,616,984) for the 129,307,931 shares of Advantus Capital Appreciation Portfolio outstanding on September 19, 2003. Advantus Growth Portfolio had net assets of $224,973,063, including $34,961,327 of net unrealized appreciation in value of investments and $118,692,017 of accumulated net realized losses on investments, which were combined with those of Target Growth Portfolio. Advantus Capital Appreciation Portfolio had net assets of $166,605,569, including $26,824,914 of net unrealized appreciation in value of investments and $136,239,078 of accumulated net realized losses on investments, which were combined with those of Target Growth Portfolio. The aggregate net assets of Target Growth Portfolio, Advantus Growth Portfolio and Advantus Capital Appreciation Portfolio immediately before the acquisition were $825,896,347, $224,973,063 and $166,605,569, respectively. The aggregate net assets of Target Growth Portfolio, Advantus Growth Portfolio, and Advantus Capital Appreciation Portfolio immediately following the acquisition were $1,217,501,817, $0 and $0, respectively.

On September 22, 2003, Target Small Cap Growth Portfolio acquired all the net assets of Advantus Small Company Growth Portfolio pursuant to a plan of reorganization approved by shareholders of Advantus Small Company Growth Portfolio on September 19, 2003. The acquisition was accomplished by a tax-free exchange of 20,668,160 shares of Target Small Cap Growth Portfolio (valued at $164,418,638) for the 179,091,846 shares of Advantus Small Company Growth Portfolio outstanding on September 19, 2003. Advantus Small Company Growth Portfolio had net assets of $164,471,021, including $19,761,078 of net unrealized appreciation in value of investments and $77,756,351 of accumulated net realized losses on investments, which were combined with those of Target Small Cap Growth Portfolio. The aggregate net assets of Target Small Cap Growth Portfolio and Advantus Small Company Growth Portfolio immediately before the acquisition were $339,286,993 and $164,471,021, respectively. The aggregate net assets of Target Small Cap Growth Portfolio and Advantus Small Company Growth Portfolio immediately following the acquisition were $503,705,631 and $0, respectively.

On September 22, 2003, Target Value Portfolio acquired all the net assets of Advantus Value Stock Portfolio pursuant to a plan of reorganization approved by shareholders of Advantus Value Stock Portfolio on September 19, 2003. The acquisition was accomplished by a tax-free exchange of 24,795,188 shares of Target Value Portfolio (valued at $125,255,616) for the 85,838,665 shares of Advantus Value Stock Portfolio outstanding on September 19, 2003. Advantus Value Stock Portfolio had net assets of $125,260,330, including $15,016,971 of net unrealized appreciation in value of investments and $29,359,944 of accumulated net realized losses on investments, which were combined with those of Target Value Portfolio. The aggregate net assets of Target Value Portfolio and Advantus Value Stock Portfolio immediately before the acquisition were $103,112,243 and $125,260,330, respectively. The aggregate net assets of Target Value Portfolio and Advantus Value Stock Portfolio immediately following the acquisition were $228,367,859 and $0, respectively.

NOTE 8 – Reorganization of Target International II Portfolio, Target Micro Cap Growth Portfolio and Target Small Cap Value Portfolio

On September 19, 2003, the Fund's Board of Directors approved a plan of reorganization, subject to shareholder approval and certain other conditions, whereby Target International II Portfolio, Target Micro Cap Growth Portfolio and Target Small Cap Value Portfolio would acquire the assets and liabilities of Advantus International Stock Portfolio, Advantus Micro-Cap Growth Portfolio and Advantus Small Company Value Portfolio, respectively, in exchange for newly issued shares of the above mentioned Target Portfolios; the reorganizations were effected September 22, 2003.

NOTE 9 – Name Changes

On December 1, 2004, International Portfolio and International II Portfolio changed their names to International Growth Portfolio and International Value Portfolio, respectively.

NOTE 10 – Other Tax Information

Internal Revenue Code regulations permit each qualifying Portfolio to elect to pass through a foreign tax credit to shareholders with respect to foreign taxes paid by the Portfolio. Target International Growth Portfolio and Target International Value Portfolio elected to pass through $311,458 and $1,128,730, respectively, of creditable foreign taxes to their shareholders.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
W&R Target Funds, Inc.:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Asset Strategy Portfolio, Balanced Portfolio, Bond Portfolio, Core Equity Portfolio, Dividend Income Portfolio, Growth Portfolio, High Income Portfolio, International Growth Portfolio (formerly International Portfolio), International Value Portfolio (formerly International II Portfolio), Limited-Term Bond Portfolio, Micro Cap Growth Portfolio, Money Market Portfolio, Mortgage Securities Portfolio, Real Estate Securities Portfolio, Science and Technology Portfolio, Small Cap Growth Portfolio, Small Cap Value Portfolio and Value Portfolio (collectively the "Portfolios") comprising W&R Target Funds, Inc., as of December 31, 2004 and the related statements of operations for the fiscal year then ended, the statements of changes in net assets for each of the two fiscal years in the period then ended, and the financial highlights for the periods presented (except as noted below). These financial statements and financial highlights are the responsibility of the Portfolios' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights of the International Value Portfolio, Micro Cap Growth Portfolio and Small Cap Value Portfolio for each of the periods presented in the three-year period ended December 31, 2002, were audited by other auditors whose report, dated February 7, 2003, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Portfolios' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2004, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective Portfolios of W&R Target Funds, Inc. as of December 31, 2004, the results of their operations for the fiscal year then ended, the changes in their net assets for each of the two fiscal years in the period then ended and the financial highlights for the periods presented (except as noted above in reference to the report of other auditors), in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
February 14, 2005

The Board of Directors of W&R Target Funds, Inc.

Each of the individuals listed below serves as a director for W&R Target Funds, Inc., and for the portfolios within the Waddell & Reed Advisors Funds and Waddell & Reed InvestEd Portfolios, Inc. (the Advisors Fund Complex). Eleanor B. Schwartz, Joseph Harroz, Jr., Henry J. Herrmann and Keith A. Tucker also serve as directors or trustees of each of the portfolios in the Ivy Family of Funds. The Ivy Family of Funds consists of the portfolios in Ivy Funds and Ivy Funds, Inc. The Advisors Fund Complex, together with the Ivy Family of Funds, make up the Waddell & Reed Fund Complex (Fund Complex).

Two of the three "interested" directors are "interested" by virtue of their current or former engagement as officers of Waddell & Reed Financial, Inc. (WDR) or its wholly-owned subsidiaries, including the funds' investment advisor, Waddell & Reed Investment Management Company (WRIMCO); the funds' principal underwriter, Waddell & Reed, Inc. (W&R); and the funds' transfer agent, Waddell & Reed Services Company (WRSCO), as well as by virtue of their personal ownership of shares of WDR. The third interested director is a partner in a law firm that has represented W&R within the past two years. The other directors (more than a majority of the total number) are disinterested; that is, they are not employees or officers of, and have no financial interest in, WDR or any of its wholly-owned subsidiaries, including W&R, WRIMCO and WRSCO.

Additional Information about Directors

The Statement of Additional Information (SAI) for W&R Target Funds, Inc. includes additional information about Fund directors. The SAI is available without charge, upon request, by calling 1.888.WADDELL.

DISINTERESTED DIRECTORS

James M. Concannon (57)
6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 42
Director of the Fund since: 1997
Director of Funds in the Fund Complex since: 1997
Principal Occupations During Past 5 Years: Professor of Law, Washburn Law School (1988 to present); Dean, Washburn Law School (1988 to 2001)
Other Directorships held by Director: Director, Am Vestors CBO II, Inc., a bond investment firm

John A. Dillingham (66)
4040 Northwest Claymont Drive, Kansas City, MO 64116
Position held with Fund: Director
Number of portfolios overseen by Director: 42
Director of the Fund since: 1997
Director of Funds in the Fund Complex since: 1997
Principal Occupations During Past 5 Years: President and Director, JoDill Corp. (1980 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises
Other Directorships held by Director: Chairman, Clay Co. IDA and Kansas City Municipal Assistance Corp., both bonding authorities; Director, Salvation Army

David P. Gardner (71)
6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 42
Director of the Fund since: 1998
Director of Funds in the Fund Complex since: 1998
Principal Occupation During Past 5 Years: President, William and Flora Hewlett Foundation (1993 to 1999)
Other Directorships held by Director: Chairman, J. Paul Getty Trust; Director, Fluor Corp.; Director, Salzburg Seminar

Linda K. Graves (51)
6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 42
Director of the Fund since: 1995
Director of Funds in the Fund Complex since: 1995
Principal Occupation During Past 5 Years: Shareholder/attorney, Levy & Craig PC (1994 to present) (currently on leave of absence); First Lady of Kansas (1995 to 2003)
Other Directorships held by Director: None

Joseph Harroz, Jr. (38)
6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 70
Director of the Fund since: 1998
Director of Funds in the Fund Complex since: 1998
Principal Occupations During Past 5 Years: Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to present); Adjunct Professor, University of Oklahoma Law School (1997 to present); Managing Member, Harroz Investments, LLC, commercial enterprise investments (1998 to present)
Other Directorships held by Director: Director, Ivy Funds, Inc.; Trustee, Ivy Funds

John F. Hayes (85)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 42

Director of the Fund since: 1988

Director of Funds in the Fund Complex since: 1988

Principal Occupation During Past 5 Years: Shareholder, Gilliland & Hayes, PA, a law firm; formerly, Chairman, Gilliland & Hayes (1995 to 2003)

Other Directorships held by Director: Director, Central Bank & Trust; Director, Central Financial Corp.

Glendon E. Johnson (81)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 42

Director of the Fund since: 1986

Director of Funds in the Fund Complex since: 1971

Principal Occupations During Past 5 Years: Retired

Other Directorships held by Director: Manager, Castle Valley Ranches LLC; Chairman, Wellness Council of America; Chairman, Bank Assurance Partners, marketing; Executive Board and Advisory Committee, Boy Scouts of America

Eleanor B. Schwartz (68)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 70

Director of the Fund since: 1995

Director of Funds in the Fund Complex since: 1995

Principal Occupations During Past 5 Years: Professor Emeritus, University of Missouri at Kansas City (2003 to present); Professor of Business Administration, University of Missouri at Kansas City (1980 to 2003); Chancellor, University of Missouri at Kansas City (1991 to 1999)

Other Directorships held by Director: Director, Ivy Funds, Inc.; Trustee, Ivy Funds

Frederick Vogel III (69)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 42

Director of the Fund since: 1986

Director of the Funds in the Fund Complex since: 1971

Principal Occupation During Past 5 Years: Retired

Other Directorships held by Director: None

INTERESTED DIRECTORS

Henry J. Herrmann (62)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Director and President; formerly, Vice President

Number of portfolios overseen by Director: 70

Director of the Fund since: 1998; President since: 2001

Director of Funds in the Fund Complex since: 1998

Principal Occupation(s) During Past 5 Years: Director, President and Chief Investment Officer of WDR (1998 to present); President and Chief Executive Officer of WRIMCO (1993 to present); Chief Investment Officer of WRIMCO (1991 to present); President, Chairman, Chief Executive Officer, Chief Investment Officer and Director of Waddell & Reed Ivy Investment Company (WRIICO), an affiliate of WDR (2002 to present); President of each of the Funds in the Fund Complex (2001 to present); Director of each of the Funds in the Fund Complex (1998 to present); President of Ivy Funds, Inc. (2001 to present); President of Ivy Funds (2002 to present); Chairman and Director of Ivy Services, Inc.; Treasurer of WDR (1998 to 1999)

Other Directorships held by Director: Director, Austin, Calvert & Flavin, an affiliate of WRIMCO; Director, Ivy Funds Distributor, Inc. (IFDI) an affiliate of WDR; Director of W&R; Director of WRIMCO; Director, Ivy Funds, Inc.; Trustee, Ivy Funds

Frank J. Ross, Jr. (51)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 42

Director of the Fund since: 1996

Director of Funds in the Fund Complex since: 1996

Principal Occupation During Past 5 Years: Shareholder/Director, Polsinelli Shalton Welte Suelthaus, a law firm (1980 to present)

Other Directorships held by Director: Director, Columbian Bank & Trust

Keith A. Tucker (60)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Chairman of the Board of Directors and Director; formerly, President

Number of portfolios overseen by Director: 70

Director of the Fund since: 1995; Chairman of the Board of Directors since: 1998

Director of Funds in the Fund Complex since: 1995

Principal Occupation(s) During Past 5 Years: Chairman, Director and Chief Executive Officer of WDR (1998 to present); Chairman and Director of W&R, WRIMCO and WRSCO (1993 to present); Chairman of the Board of Directors of each of the Funds in the Fund Complex (1998 to present); Director of each of the Funds in the Fund Complex (1993 to present); Principal Financial Officer of WDR (1998 to 1999)

Other Directorships held by Director: Chairman and Director, Ivy Funds, Inc.; Chairman and Trustee, Ivy Funds

OFFICERS

The Board of Directors has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Fund's officers are:

Theodore W. Howard (62)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Vice President, Treasurer, Principal Accounting Officer, and Principal Financial Officer

Officer of the Fund since: Treasurer and Principal Accounting Officer, 1986; Vice President, 1987; Principal Financial Officer, 2002

Officer of Funds in the Fund Complex since: Treasurer and Principal Accounting Officer, 1976; Vice President, 1987; Principal Financial Officer, 2002

Principal Occupation(s) During Past 5 Years: Senior Vice President of WRSCO (2001 to present); Treasurer and Principal Accounting Officer of each of the Funds in the Fund Complex (1976 to present); Vice President of each of the Funds in the Fund Complex (1987 to present); Principal Financial Officer of each of the Funds in the Fund Complex (2002 to present); Vice President of Ivy Funds (2002 to present); Principal Financial Officer, Principal Accounting Officer and Treasurer of Ivy Funds (2003 to present); Assistant Treasurer of Ivy Funds (2002 to 2003); Vice President of WRSCO (1988 to 2001)

Directorships held: None

Kristen A. Richards (37)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Vice President, Secretary and Associate General Counsel

Officer of the Fund since: Vice President, Secretary and Associate General Counsel since 2000

Officer of Funds in the Fund Complex since: Vice President, Secretary and Associate General Counsel since 2000

Principal Occupation(s) During Past 5 Years: Vice President, Associate General Counsel and Chief Compliance Officer of WRIMCO (2000 to present); Vice President, Associate General Counsel and Chief Compliance Officer of WRIICO (2002 to present); Vice President and Secretary of each of the Funds in the Fund Complex (2000 to present); Vice President and Secretary of Ivy Funds (2002 to present); Assistant Secretary of each of the funds in the Fund Complex (1998 to 2000)

Directorships held: None

Daniel C. Schulte (39)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Vice President, Assistant Secretary and General Counsel

Officer of the Fund since: Vice President, Assistant Secretary and General Counsel since 2000

Officer of Funds in the Fund Complex since: Vice President, Assistant Secretary and General Counsel since 2000

Principal Occupation(s) During Past 5 Years: Vice President, Secretary and General Counsel of WDR (2000 to present); Senior Vice President, Secretary and General Counsel of W&R, WRIMCO and WRSCO (2000 to present); Senior Vice President, General Counsel and Assistant Secretary of Ivy Services, Inc. (2002 to present); Vice President, General Counsel and Assistant Secretary of WRIICO (2002 to present); Vice President, General Counsel and Assistant Secretary of each of the Funds in the Fund Complex (2000 to present); Vice President and Assistant Secretary of Ivy Funds (2002 to present); Assistant Secretary of WDR (1998 to 2000)

Directorships held: None

Annual Privacy Notice

Waddell & Reed, Inc., and W&R Target Funds, Inc. ("Waddell & Reed") are committed to ensuring their customers have access to a broad range of products and services to help them achieve their personal financial goals. In the course of doing business with Waddell & Reed, customers are requested to share financial information and they may be asked to provide other personal details. Customers can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Customer's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of customer information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our customers' trust. Thus, the safekeeping of customer information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our customers that whenever information is used, it is done with discretion. The safeguarding of customer information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to the following types of third parties: selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our customers. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our customers; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a customer.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures, that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, please provide a written request to opt out with your name and account number(s) or social security number to your financial advisor.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive customer, we will adhere to the privacy policies and practices as described in this notice.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures W&R Target Funds, Inc. uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the SEC's website at http://www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12 month period ending June 30 on Form N-PX is available through the Fund's website at http://www.waddell.com and on the SEC's website at http://www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year is filed with the Securities and Exchange Commission ("SEC") on the Fund's Form N-Q, 60 days after the end of the quarter. This form may be obtained in the following ways:

- On the SEC's website at http://www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

This page for your notes and calculations.

ASSET STRATEGY Portfolio
Goal   To seek high total return over the long term.
Invested In: An allocation of its assets among stocks, bonds (of any quality) and short-term instruments.

BALANCED Portfolio
Goals: To seek current income, with a secondary goal of long-term appreciation of capital.
Invested in: Primarily a mix of stocks, fixed-income securities and cash, depending on market conditions.

BOND Portfolio
Goal   To seek a reasonable return with emphasis on preservation of capital.
Invested In: Primarily domestic debt securities, usually of investment grade.

CORE EQUITY Portfolio
Goals: To seek capital growth and income.
Invested In: Primarily common stocks of large, high-quality U.S. and foreign companies that are well known, have been consistently profitable and have dominant market positions in their industries.

DIVIDEND INCOME Portfolio
Goal   To seek income and long-term capital growth.
Invested In: Primarily dividend-paying common stocks that also demonstrate favorable prospects for long-term capital growth.

GROWTH Portfolio
Goals: To seek capital growth, with a secondary goal of current income.
Invested In: Primarily common stocks of U.S. and foreign companies with market capitalization of at least $1 billion representing faster growing sectors of the economy, such as the technology, health care and consumer-oriented sectors.

HIGH INCOME Portfolio
Goals: To seek a high level of current income, with a secondary goal of capital growth.
Invested In: Primarily high-yield, high-risk, fixed-income securities of U.S. and foreign issuers.

INTERNATIONAL GROWTH Portfolio
Goals: To seek long-term appreciation of capital, with a secondary goal of current income.
Invested in: Primarily common stocks of foreign companies that may have the potential for long-term growth.

INTERNATIONAL VALUE Portfolio
Goal   To seek long-term capital growth.
Invested in: Primarily equity securities of small, mid and large capitalization foreign companies and governmental agencies.

LIMITED-TERM BOND Portfolio
Goal   To seek a high level of current income consistent with preservation of capital.
Invested in: Primarily investment-grade debt securities of U.S. issuers, including U.S. Government securities. The Portfolio maintains a dollar-weighted average portfolio maturity of 2–5 years.

MICRO CAP GROWTH Portfolio
Goal   To seek long-term capital appreciation.
Invested In: Primarily in equity securities of domestic companies whose market capitalizations are within the range of capitalizations of companies included in the Russell 2000 Growth Index.

MONEY MARKET Portfolio
Goal   To seek maximum current income consistent with stability of principal.
Invested In: U.S. dollar-denominated, high-quality money market obligations and instruments.

MORTGAGE SECURITIES Portfolio
Goal   To seek a high level of current income consistent with preservation of capital.
Invested In: Primarily in mortgage-related securities, typically investment grade securities representing interests in pools of mortgage loans.

REAL ESTATE SECURITIES Portfolio
Goal   To seek total return through a combination of capital appreciation and current income.
Invested In: Primarily in real estate securities and real estate-related securities.

SCIENCE AND TECHNOLOGY Portfolio
Goal   To seek long-term capital growth.
Invested in: Primarily in the equity securities of U.S. and foreign science and technology companies whose products, processes or services are being or are expected to be significantly benefited by the use or commercial application of scientific or technological developments or discoveries.

SMALL CAP GROWTH Portfolio

Goal   To seek growth of capital.
Invested in: Primarily common stocks of relatively new or unseasoned companies in their early stages of
              development, or smaller companies positioned in new or in emerging industries where the opportunity
              for rapid growth is above average.

SMALL CAP VALUE Portfolio

Goal   To seek long-term accumulation of capital.
Invested in: Primarily various types of equity securities of domestic companies whose market capitalizations are
              within the range of capitalizations of companies included in the Russell 2000® Value Index.

VALUE Portfolio

Goal   To seek long-term capital appreciation.
Invested in: Primarily stocks of large U.S. and foreign companies that are undervalued relative to the true worth of the
              company.

FOR MORE INFORMATION:

Contact your financial advisor, or your local office as listed on your Account Statement, or contact:

United Investors Life   Securian Financial Services, Inc.
Variable Products Division   or   400 Robert Street North
P.O. Box 156   St. Paul, MN 55101-2098
Birmingham, AL 35201-0156   1-888-237-1838
(205)325-4300   or
          or   Call 1-888-WADDELL
Nationwide Financial, Inc.
P.O. Box 182449
One Nationwide Plaza
Columbus, OH 43218-2449
1–888–867–5175

The underlying portfolios discussed in this report are only available as investment options in variable annuity and variable life insurance contracts issued by life insurance companies. They are not offered or made available directly to the general public.

This report is submitted for the general information of the shareholders of W&R Target Funds, Inc. It is not authorized for distribution to prospective investors in a Portfolio unless accompanied with or preceded by the W&R Target Funds, Inc. current prospectus as well as the variable product prospectus, both of which can be obtained from your financial advisor. Please read the prospectus carefully before investing.

W&R Target Funds, Inc.
6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, Kansas 66201-9217



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